12025603

SEC
Mail Processing
Section

MAR 13 2012

Washington DC

Nimble
EFFECTIVE *Relationships*
DIFFERENT FLEXIBLE
STRATEGY
Our People OUR COMMUNITIES
CONVENIENT
Profitability *Adapt* **OUR CUSTOMERS**
FOCUS
EVOLVE **Execution**

FIRST HORIZON NATIONAL CORP
2011 ANNUAL REPORT

CORPORATE OVERVIEW

Our commitment

At First Horizon National Corp. we are committed to our customers, our people, our communities and our shareholders. We demonstrate that commitment through financial performance and corporate responsibility. We make investments that benefit our stakeholders because when they prosper so do we. In 2011 we continued to make progress toward a future of sustained success – a future based on our nearly 150-year history of earning the trust of Tennesseans, on our core businesses of regional banking and capital markets, on the dedication of our 4,700 employees, on our support for the communities we serve and on the confidence of our shareholders. In 2011 we renewed our commitment to build that future.

Our people

We know that a company is only as strong as its people, and by that measure First Horizon is strong indeed. We seek to attract, develop and retain the best people and empower them to serve our customers. Our employee focus and our distinctive corporate culture – Firstpower – have earned us national recognition as an employer of choice. Firstpower is the attitude of embracing candor, change, inclusion and teamwork that each employee brings to the job every day. First Horizon has been recognized for outstanding employment practices by AARP and Working Mother magazines, The Dave Thomas Foundation for Adoption and the National Association for Female Executives.

Our core businesses

Regional banking: With more than 170 financial centers in and around Tennessee, First Tennessee Bank has relationships with more than one in four Tennessee households and the leading deposit share in four of the state's five major metropolitan areas. We have been providing financial services in local communities since 1864. Our focus on consistently offering a distinctive customer experience has resulted in one of the highest customer retention rates of any bank in the country. We take great pride in external recognition of the convenient service and advice that set First Tennessee apart. Recent recognition includes 12 Excellence in Banking awards from Greenwich and Associates, putting us in the top 5 percent of banks rated by the survey. In addition, First Tennessee is among the highest-rated in J.D. Power's retail banking surveys. Recently, we used actual customers in our advertising to tell the story about the First Tennessee difference.

Our goal is to be easy to do business with and to provide client-focused advice in all our business lines. We offer a full product menu, convenient locations and hours, and the latest advances in mobile banking. We've been recognized by InformationWeek magazine as one of the most innovative users of technology. For example, in 2011 First Tennessee became one of the few banks in the nation to offer consumers the ability to deposit checks from their iPhone. Our business mobile banking was among the first to introduce unique cash management features. Above all, our knowledgeable employees provide proactive advice to help customers manage their money and make financial decisions for the future. Our Wealth Management team offers access to the same products available from national brokerage firms delivered by local professionals who care about our communities and customers. That adds up to creating a distinctive customer experience – our competitive advantage. More information is available at **www.FirstTennessee.com**.

Capital markets: Our capital markets business, FTN Financial, is an industry leader in fixed income sales, trading and strategies for institutional clients in the U.S. and abroad. FTN Financial also provides investment services and balance sheet management solutions. With an average daily trading volume of more than $5 billion, FTN Financial transacts business with approximately 40 percent of all domestic depository institutions with investment portfolios over $100 million.

With 16 domestic offices plus one in Hong Kong and one in Tokyo, FTN Financial provides a broad spectrum of financial services for the investment and banking communities through the integration of traditional capital markets securities activities, loan sales, portfolio advisory services and derivative sales.

In 2011 FTN Financial's performance again demonstrated the strength of our capital markets platform, anchored in our experienced sales and trading resources and deep customer relationships. More information can be found at **www.FTNFinancial.com**.

Our communities

As a company and as individuals, we share the hopes of our neighbors for a better place to live and work. In addition to the financial services we provide and the jobs and spending we bring to local economies, we express our corporate citizenship through a volunteer spirit and community investment.

Volunteer spirit: We devote time and energy through our employee volunteer program, which won a Financial Services Roundtable Community Service Leadership award. Our volunteers donated more than 25,000 hours of community service in 2011, and we support their efforts through leadership grants and matching gifts programs.

First Tennessee Foundation: We established a private charitable foundation in 1993 to support nonprofit organizations in the communities we serve. We invest in a way that engages our employees, responds inclusively to needs and promotes progress and prosperity across Tennessee. Since its inception, the First Tennessee Foundation has donated more than $50 million to meet community needs. We are good stewards of our resources, supporting agencies that make the most impact on our communities. More information can be found at **www.FirstTennesseeFoundation.com**.

We focus our community investment in key areas:

- **Education**: To plant the seeds of success, we give to help educate young people. Our volunteers provide tutoring and other services to students, with a special emphasis on financial literacy. We support Adopt-a-School programs throughout the state.
- **Economic development**: To encourage jobs and growth, we support Chambers of Commerce, regional development initiatives and small business resources.
- **Health and human services**: In 2011 our company and employees donated more than $2 million to United Way, making us one of the largest supporters in Tennessee. Our executives serve in community-wide leadership roles, and our employees volunteer in member agencies. To ensure that our employees and neighbors have access to top-quality care, First Tennessee supports healthcare institutions throughout the state.
- **Arts and culture**: Because art plays a vital role in a healthy community, the First Tennessee Foundation is a long-time supporter. Artists, museums, theaters, symphonies and cultural institutions throughout the state receive support.

Our world

Concern for environmental sustainability is part of the way we do business. We work to be green, and we encourage our employees to do the same at work and at home. In addition to the company's commitment, the First Tennessee Foundation supports green projects across the state such as nature conservancy, bike trails and historic preservation. Examples of our company's current green or sustainable practices include:

- Buildings are designed with an awareness of energy consumption and the goal of enhancing our energy efficiency and sustainability, from window blinds to the heating and cooling systems to motion-sensored lighting to low volume flush valves and faucets.
- Recycled products are used in carpeting, wallpaper, fabrics and parking abutments.
- At our corporate headquarters air conditioning equipment uses environmentally friendly refrigerant, and we renovated the mechanical equipment to improve air quality and energy efficiency.
- Our recycling program with Cintas Document Management earned us a Document Management Award for saving 5,156 trees, 114,689 gallons of oil and 2,154,800 gallons of water. We recycle an average of 10 tons of paper a month. Solar panels recently installed at one of our operations centers produce 3400KWH of electricity per month.
- To reduce water consumption we use indigenous plants for landscaping at all new facilities.
- Employees from various locations and backgrounds who have a passion for the environment and green initiatives meet to discuss green ideas, analyze costs, make recommendations to management and implement approved ideas. The group has a dedicated page on the company's Intranet to share creative ways to be green in the workplace and encourage employees to sign a pledge to practice environmentally-friendly behaviors.

Our purpose

We strive to be the most respected regional financial services company by serving our customers, supporting our people, investing in our communities and rewarding our investors. Carrying on our 148-year tradition, First Horizon National Corp. is building for a bright future.

Adapt and Excel

In challenging times, the successful company adapts and strives to excel. During the last few years of recession and slow recovery, First Horizon has worked to become leaner, more flexible and more responsive – better suited to navigate rough terrain. We controlled what we could control and prepared for what we could not. In 2011 as a result, our employees continued to make significant progress in strengthening our company for the future. Our team enhanced customer relationships, improved products and services, reduced our cost of doing business and upgraded our technology. First Horizon also returned capital to shareholders by reinstating a cash dividend and launching a $100 million share repurchase program. Our progress in a difficult environment is a testament to the soundness of our strategy and the hard work of our employees. Thanks to our adaptive change, we entered 2012 with strong momentum toward our goal of sustained success.

In 2011 our company returned to profitability as our core businesses performed solidly and the drag from our legacy businesses continued to diminish. Pre-tax income in our core businesses of regional banking, capital markets and corporate increased substantially, and consolidated income grew to $150 million from $52 million in 2010. We continued to improve our asset quality, significantly reducing credit-related costs. From 2010 to 2011 net charge-offs dropped 38 percent, we reduced reserves by 42 percent and nonperforming assets declined 38 percent. We made headway in our efficiency initiatives, implementing more than $100 million in cost savings while maintaining high standards of service. We are on target to reduce our expenses at least 25 percent from 2010 levels by the end of 2013.

Core business performance

In our regional bank, First Tennessee, 2011 trends were positive. One number stands out: Year over year, First Tennessee grew period-end loans 6 percent compared to an industry average of 1.7 percent, according to Fed data. Full-year average regional bank deposits grew by more than $600 million, or 5 percent. According to the latest FDIC data, First Tennessee's deposits were up 6.5 percent, 2 ½ times the growth rate in the overall Tennessee market. We have the number one market share in four of the five major metropolitan areas in the state, and in Middle Tennessee our deposits grew faster than those of any of the other top banks. We fortified our position as Tennessee's bank.

In our capital markets business, FTN Financial, our unique distribution-focused business model allowed us to successfully navigate volatile market conditions during 2011 and produce strong revenues and profitability. Among FTN Financial's 2011 highlights:

- We generated fixed-income average daily revenue of $1.3 million, a strong performance.
- We further enhanced our extensive distribution network as we continued to make strategic hires of sales reps and traders, to build on our already extensive customer base by adding new acounts, and to focus on expanding our relationships with high-quality debt issuers.
- We continued to produce high returns on capital.

Focus on service

Our performance is fueled by customer service. It's the core of our operating model – it's how we excel. While many of the adaptations we've made give us the capability of large banks, we will ensure that new efficiencies and practices never undermine our community bank model. We'll continue to think small when it comes to service. Our front-line folks feel good about this company because they can serve customers. We want to keep that focus and enhance it.

Products are becoming more standardized, so our service must set us apart – and that depends on our people building relationships. As digital banking reduces face time with customers, we are working to maintain the personal connection. Our service and sales reps are making thousands of calls, strengthening bonds, finding solutions, winning new business, out-hustling the competition. Our value proposition is simple yet powerful: Serve our customers and invest in our communities.

Our front-line folks feel good about this company because they can serve customers. We want to keep that focus and enhance it.

Customer feedback

In 2011 we aimed to be easy to do business with, and feedback from customers indicates we're succeeding. First Tennessee jumped two spots in the 2011 J.D. Power and Associates Retail Banking Satisfaction Study, maintaining our position as a high-performing bank that consistently provides exceptional customer service and putting us ahead of our local competition in the South Central region. First Tennessee also won top national and regional customer satisfaction honors in the 2011 Greenwich Excellence Awards for U.S. small business and middle market banking. With 12 total awards, we were the top recipient among Tennessee-based banks. First Tennessee's "Are You a 96?" marketing campaign is based on survey findings that 96 percent of our customers would recommend us. That's a service record to be proud of.

Last year also saw the culmination of a $100 million-plus investment in technology, much of it targeted at improving the experience for customers and employees. We installed new systems to better manage customer relationships and improve service at the teller window, and we in-sourced our data center. We introduced advances in mobile banking for business and retail customers, including the ability to deposit a check by taking a picture with a smartphone.

Regulatory impact

The bank continued to adapt to pressure on fee income resulting from the Dodd-Frank regulatory reform legislation and other new rules. We anticipated and prepared for the impact of the Durbin amendment's cap on fees banks charge merchants for debit card transactions. With free checking unsustainable, we introduced a new suite of checking account products. We explained the transition to customers and confirmed once again that if we deliver value, they will pay for it. We also focused on avoiding discounts, minimizing refunds and waivers and collecting the fees we are entitled to.

Mortgage repurchase issues from our legacy business drew media attention in 2011. Our exposure so far primarily has come from government sponsored entities (GSEs) such as Fannie Mae and Freddie Mac who bought conventional mortgages. GSE-related repurchase requests declined in 2011, and we expect a continuing decline.

Looking forward, we expect more of the same conditions: a slow recovery, regulatory pressure, low interest rates, low loan demand, tough competition. It's not the environment we would have chosen, but we have adapted to it and excelled on a variety of fronts. We have strengthened the company to take advantage as opportunities arise. The economy will improve, and our hard work and difficult choices now will pay off then.

I am confident in the future of First Horizon. It is a privilege to work with such a talented team of professionals. When I talk with our people – from tellers to relationship managers to bond sales reps to trust officers – I find an enthusiasm for what we're doing and where we're going. We have a broad array of competitive products and services. We have a great franchise. We have extraordinary customer relationships and strong community partnerships. We are heirs to a 148-year tradition of being Tennessee's bank. Our progress in 2011 carries that tradition forward into a bright future.

We have strengthened the company to take advantage as opportunities arise. The economy will improve, and our hard work and difficult choices now will pay off then.

We appreciate the support of our customers and our shareholders. In 2012, we renew our commitment to continue to earn that support and justify that confidence.

Sincerely,

BRYAN JORDAN
Chairman of the Board, President and Chief Executive Officer
March 1, 2012

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FINANCIAL INFORMATION AND DISCUSSION

TABLE OF CONTENTS

SELECTED FINANCIAL AND OPERATING DATA

(Dollars in millions except per share data)	**2011**	2010	2009	2008	2007	2006
Income/(loss) from continuing operations	**$ 134.0**	$ 72.9	$ (235.2)	$ (172.6)	$ (151.4)	$ 267.0
Income/(loss) from discontinued operations, net of tax	**8.6**	(11.3)	(23.2)	(5.4)	0.1	212.7
Income/(loss) before cumulative effect of changes in accounting principle	**142.6**	61.6	(258.4)	(178.0)	(151.3)	479.7
Cumulative effect of changes in accounting principle, net of tax	**-**	-	-	-	-	1.4
Net income/(loss)	**142.6**	61.6	(258.4)	(178.0)	(151.3)	481.1
Income/(loss) available to common shareholders	**131.2**	(57.8)	(329.4)	(199.4)	(170.1)	462.9
Common Stock Data						
Earnings/(loss) per common share from continuing operations	**$ 0.47**	$ (0.20)	$ (1.31)	$ (0.94)	$ (1.13)	$ 1.67
Earnings/(loss) per common share	**0.50**	(0.25)	(1.41)	(0.96)	(1.13)	3.10
Diluted earnings/(loss) per common share from continuing operations	**0.47**	(0.20)	(1.31)	(0.94)	(1.13)	1.62
Diluted earnings/(loss) per common share	**0.50**	(0.25)	(1.41)	(0.96)	(1.13)	3.01
Cash dividends declared per common share	**0.04**	-	-	0.33	1.50	1.50
Year-end book value per common share	**9.28**	9.05	9.35	10.63	14.08	16.43
Closing price of common stock per share:						
High	**12.53**	14.83	13.68	18.42	37.60	35.62
Low	**5.63**	9.24	6.52	4.20	15.00	30.99
Year-end	**8.00**	11.78	12.60	9.24	15.12	34.81
Cash dividends per common share/year-end closing price	**0.5%**	N/A	N/A	3.6%	10.0%	4.3%
Cash dividends per common share/diluted earnings per common share	**8.0%**	N/A	N/A	NM	NM	49.9%
Compound stock dividend rate declared per share	**N/A**	6.3601%	7.5320%	4.9547%	N/A	N/A
Price/earnings ratio	**16.0x**	NM	NM	NM	NM	11.6x
Market capitalization	**$ 2,059.7**	$ 3,102.5	$ 2,974.5	$ 2,169.8	$ 2,293.5	$ 5,216.9
Average shares (thousands)	**260,574**	235,699	234,431	206,681	151,060	149,391
Average diluted shares (thousands)	**262,861**	235,699	234,431	206,681	151,060	153,592
Period-end shares outstanding (thousands)	**257,468**	263,366	236,098	234,784	151,687	149,887
Volume of shares traded (thousands)	**1,049,982**	1,009,113	1,256,124	1,658,045	583,647	221,933
Selected Average Balances						
Total assets	**$ 24,733.6**	$ 25,677.4	$ 28,147.8	$ 34,422.7	$38,175.4	$38,764.6
Total assets – divestiture	**-**	-	-	182.3	123.1	-
Total loans, net of unearned income	**16,056.8**	17,131.8	19,579.3	21,660.7	22,106.7	21,504.2
Total loans held for sale – divestiture	**-**	-	-	110.4	117.8	-
Securities available for sale	**3,182.9**	2,650.9	2,852.1	2,964.0	3,380.2	3,481.5
Earning assets	**21,959.1**	22,960.2	25,373.8	30,426.2	33,405.4	34,042.3
Total deposits	**15,527.0**	15,204.3	14,556.2	14,920.9	20,313.8	22,751.7
Total deposits – divestiture	**-**	-	-	48.8	95.3	-
Total term borrowings	**2,582.6**	2,915.1	3,506.9	6,108.6	6,567.7	5,062.4
Common equity	**2,409.9**	2,211.6	2,365.6	2,534.1	2,423.5	2,423.0
Total equity	**2,705.1**	3,292.0	3,452.1	2,930.6	2,718.8	2,718.3
Selected Period-End Balances						
Total assets	**$ 24,789.4**	$ 24,699.0	$ 26,068.7	$ 31,022.0	$37,015.5	$37,918.3
Total assets – divestiture	**-**	-	-	-	305.7	-
Total loans, net of unearned income	**16,397.1**	16,782.6	18,123.9	21,278.2	22,103.5	22,104.9
Total loans held for sale – divestiture	**-**	-	-	-	289.9	-
Securities available for sale	**3,066.3**	3,031.9	2,694.5	3,125.2	3,032.8	3,923.5
Earning assets	**21,762.0**	21,901.7	22,962.9	26,895.9	31,785.6	32,353.3
Total deposits	**16,213.0**	15,208.2	14,867.2	14,241.8	17,032.3	20,213.2
Total deposits – divestiture	**-**	-	-	-	230.4	-
Total term borrowings	**2,481.7**	3,228.1	2,891.1	4,767.7	6,828.4	5,836.4
Common equity	**2,389.5**	2,382.8	2,208.6	2,496.8	2,135.6	2,462.4
Total equity	**2,684.6**	2,678.0	3,302.5	3,574.6	2,430.9	2,757.7
Selected Ratios						
Return on average common equity (a)	**5.45%**	(2.61)%	(13.93)%	(7.87)%	(7.02)%	19.10%
Return on average assets (b)	**0.58**	0.24	(0.92)	(0.52)	(0.40)	1.24
Net interest margin (c)	**3.22**	3.20	3.06	2.95	2.82	2.93
Allowance for loan and lease losses to loans	**2.34**	3.96	4.95	3.99	1.55	0.98
Net charge-offs to average loans	**2.02**	3.07	4.25	2.64	0.60	0.26
Total period-end equity to period-end assets	**10.83**	10.84	12.67	11.52	6.57	7.27
Tangible common equity to tangible assets (d)	**9.05**	8.93	7.75	7.34	5.13	5.65

N/A - not applicable

NM - not meaningful

See accompanying notes to consolidated financial statements.

Certain previously reported amounts have been reclassified to agree with current presentation.

(a) Calculated using net income/(loss) available to common shareholders divided by average common equity.

(b) Calculated using net income divided by average assets.

(c) Net interest margin is computed using total net interest income adjusted for fully taxable equivalent ("FTE").

(d) Represents a non-GAAP measure. Refer to Table 33 for the non-GAAP to GAAP reconciliation.

FIRST HORIZON NATIONAL CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL INFORMATION

First Horizon National Corporation ("FHN") began as a community bank chartered in 1864 and as of December 31, 2011, was one of the 30 largest publicly traded banking organizations in the United States in terms of asset size.

The corporation's two major brands – First Tennessee and FTN Financial – provide customers with a broad range of products and services. First Tennessee provides retail and commercial banking services throughout Tennessee and is the largest bank headquartered in the state. FTN Financial ("FTNF") is an industry leader in fixed income sales, trading, and strategies for institutional clients in the U.S. and abroad.

In third quarter 2011, FHN sold First Horizon Msaver, Inc ("Msaver"), the former subsidiary of First Tennessee Bank, which provided administrative services for health savings accounts. In first quarter 2011, FHN agreed to sell First Horizon Insurance, Inc. ("FHI"), the former subsidiary of First Tennessee Bank, which provided property and casualty insurance to customers in over 40 states, and Highland Capital Management Corporation ("Highland"), the former subsidiary of First Horizon National Corporation, which provided asset management services. The results of operations for these divested businesses have been included in the Income/(loss) from discontinued operations, net of tax line on the Consolidated Statements of Income for all periods presented. Consistent with historical practice, these businesses were moved to the non-strategic segment with other exited businesses and discontinued products. For comparability, previously reported items have been revised to reflect these changes. The divestiture of Msaver closed in third quarter 2011, and the divestitures of FHI and Highland closed in second quarter 2011.

FHN is composed of the following operating segments:

- Regional banking offers financial products and services including traditional lending and deposit-taking to retail and commercial customers in Tennessee and surrounding markets. Additionally, regional banking provides investments, financial planning, trust services and asset management, credit cards, cash management, check clearing services, correspondent banking services, and mortgage originations within the regional banking footprint.

- Capital markets provides financial services for depository and non-depository institutions through the sale and distribution of fixed income securities, loan sales, portfolio advisory services, and derivative sales.

- Corporate consists of unallocated corporate income/expenses including gains and losses from the extinguishment of debt, expense on subordinated debt issuances and preferred stock, BOLI, unallocated interest income associated with excess equity, net impact of raising incremental capital, revenue and expense associated with deferred compensation plans, funds management, low income housing investment activities, and certain charges related to restructuring, repositioning, and efficiency initiatives.

- Non-strategic includes exited businesses (including Msaver, FHI and Highland) and loan portfolios, other discontinued products and service lines, and certain charges related to restructuring, repositioning, and efficiency initiatives.

For the purpose of this management's discussion and analysis ("MD&A"), earning assets have been expressed as averages, unless otherwise noted, and loans have been disclosed net of unearned income. The following financial discussion should be read with the accompanying audited Consolidated Financial Statements and Notes.

Non-GAAP Measures

Certain ratios are included in the narrative and tables in MD&A that are non-GAAP, meaning they are not presented in accordance with generally accepted accounting principles ("GAAP") in the U.S. FHN's management believes such measures are relevant to understanding the capital position and results of the company. The non-GAAP ratios presented in this filing are net interest income adjusted for fully taxable equivalent ("FTE"), tangible common equity to tangible assets, adjusted tangible common equity to risk weighted assets, and the tier 1 common capital ratio. These measures are reported to FHN's management and board of directors through various internal reports. Additionally, disclosure of the non-GAAP capital ratios provide a meaningful base for comparability to other financial institutions as these ratios have become an important measure of the capital strength of banks as demonstrated by the inclusion in the stress tests administered by the United States Treasury Department ("UST") under the Capital Assistance Program. Non-GAAP measures are not formally defined by GAAP or codified in the federal banking regulations, and other entities may use calculation methods that differ from those used by FHN. Tier 1 capital is a regulatory term and is generally defined as the sum of core capital (including common equity and instruments that cannot be redeemed at the option of the holder) adjusted for certain items under risk-based capital regulations. Risk-weighted assets is a regulatory term which includes total assets adjusted for credit risk and is used to determine regulatory capital ratios. Refer to Table 33 for a reconciliation of non-GAAP to GAAP measures and presentation of the most comparable GAAP items.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements with respect to FHN's beliefs, plans, goals, expectations, and estimates. Forward-looking statements are statements that are not a representation of historical information but rather are related to future operations, strategies, financial results, or other developments. The words "believe," "expect," "anticipate," "intend," "estimate," "should," "is likely," "will," "going forward," and other expressions that indicate future events and trends identify forward-looking statements. Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, operational, economic and competitive uncertainties and contingencies, many of which are beyond a company's control, and many of which, with respect to future business decisions and actions (including acquisitions and divestitures), are subject to change. Examples of uncertainties and contingencies include, among other important factors, global, general and local economic and business conditions, including economic recession or depression; the level and length of deterioration in the residential housing and commercial real estate markets; potential requirements for FHN to repurchase previously sold or securitized mortgages or securities based on such mortgages; potential claims relating to the foreclosure process; expectations of and actual timing and amount of interest rate movements, including the slope of the yield curve, which can have a significant impact on a financial services institution; market and monetary fluctuations, including fluctuations in mortgage markets; inflation or deflation; customer, investor, regulatory, and legislative responses to any or all of these conditions; the financial condition of borrowers and other counterparties; competition within and outside the financial services industry; geopolitical developments including possible terrorist activity; natural disasters; effectiveness and cost-efficiency of FHN's hedging practices; technological changes; fraud, theft, or other incursions through conventional, electronic, or other means; demand for FHN's product offerings; new products and services in the industries in which FHN operates; and critical accounting estimates. Other factors are those inherent in originating, selling, servicing, and holding loans and loan-based assets, including prepayment risks, pricing concessions, fluctuation in U.S. housing and other real estate prices, fluctuation of collateral values, and changes in customer profiles. Additionally, the actions of the Securities and Exchange Commission ("SEC"), the Financial Accounting Standards Board ("FASB"), the Office of the Comptroller of the Currency ("OCC"), the Board of Governors of the Federal Reserve System ("Federal Reserve"), the Federal Deposit Insurance Corporation ("FDIC"), Financial Industry Regulatory Authority ("FINRA"), the Consumer Financial Protection Bureau ("Bureau"), the Financial Stability Oversight Council ("Council"), and other regulators and agencies; regulatory, administrative, and judicial proceedings and changes in laws and regulations applicable to FHN; and FHN's success in executing its business plans and strategies and managing the risks involved in the foregoing, could cause actual results to differ, perhaps materially, from those contemplated by the forward-looking statements. FHN assumes no obligation to update any forward-looking statements that are made from time to time. Actual results could differ, possibly materially, because of several factors, including those presented in this Forward-Looking Statements section, in other sections of this MD&A, in Item 1A of FHN's 2011 Annual Report on Form 10-K, and in documents incorporated into this Annual Report.

FINANCIAL SUMMARY – 2011 COMPARED TO 2010

In 2011, FHN reported net income available to common shareholders of $131.2 million or $.50 per diluted share compared to a net loss available to common shareholders of $57.8 million or loss per share of $.25 in 2010. The after-tax results of FHI, Highland, and Msaver, which were exited during 2011, are reflected in the discontinued operations, net of tax line on the Consolidated Statements of Income for all periods presented. Reported earnings are directly and significantly affected by a number of factors including the economic environment, regulatory reform, and strategic transactions occurring in both 2011 and 2010.

FHN remained well-positioned and was able to respond positively to the challenging operating environment, returning to profitability in 2011. U.S. economic growth continued to be slow due to a stressed housing market, high unemployment levels and uncertainty with global economic conditions and the political environment. This challenging operating environment has resulted in increased competition among financial institutions with limited loan demand from credit worthy borrowers. Despite the challenging operating environment, period-end loans increased within the regional bank, mitigating the runoff of non-strategic loan portfolios. Also, the unique business model, extensive distribution network and strong sales and trading force of FHN's capital markets business allowed it to successfully manage through periods of market volatility. Capital markets' results remained strong with fixed income average daily revenue at $1.3 million in 2011.

Because of the slow recovery, the Federal Reserve held interest rates at historically low levels during 2011, pressuring both the net interest margin and loan yields. However, the net interest margin increased slightly in 2011 due to an improved balance sheet mix as lower-return legacy assets continued to run-off and FHN remained disciplined with loan and deposit pricing.

The regulatory and legal environment has also been challenging for the industry. The implementation of new regulations during 2011 and 2010 directly affected fee revenue in both periods. In 2011, FHN continued to see a reduction in non-sufficient fund ("NSF") fee income primarily due to the full-year impact of Regulation E of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Reform Law") which became effective in the middle of 2010. Additionally, in fourth quarter 2011, the Durbin Amendment to the Reform Law became effective resulting in a decline in debit interchange fee income in late 2011. In response, FHN modified product and fee structures in order to mitigate the impact on revenue.

Overall FHN saw marked improvement in asset quality during 2011 from a year ago. Balances of higher risk non-strategic loans continue to decline and had a reduced impact on asset quality metrics in 2011. Management's continued, proactive approach to managing asset quality combined with borrowers adapting to the current operating environment and a modestly improved economic environment resulted in a $280.4 million decrease in the allowance for loan losses. Additionally, in third quarter 2011, FHN took further steps to improve asset quality through the sale of approximately $150 million of nonperforming consumer and commercial loans. Overall improvement in asset quality and non-performing loan ("NPL") sales resulted in a 38 percent decline in NPLs from a year ago. Net charge-offs and provision also decreased $202.2 million and $226.0 million, or 38 percent and 84 percent, respectively during 2011.

FHN executed on strategic initiatives during 2011 through further refinement of its business mix and investments in technology while retaining a focus on improved efficiency and overall cost savings. In 2011, FHN sold non-strategic businesses including Msaver, FHI, and Highland, resulting in after tax gains of $9.9 million. As part of this continued focus on core businesses, FHN recognized net charges of $26.9 million related to restructuring, repositioning, and efficiency initiatives in 2011. FHN's continued efforts to manage legacy businesses resulted in the transitioning of its servicing to a new mortgage loan subservicer during third quarter 2011. This transition led to elevated subservicing costs during the second half of 2011; however, FHN expects to realize favorable loss mitigation results and reduced losses over the long-term.

Capital remained strong during 2011. FHN continued returning capital to shareholders during the year as a quarterly cash dividend was reinstated in 2011. Additionally, a share repurchase program was initiated in fourth quarter 2011 resulting in share buybacks approximating $44 million.

FHN's improved results during 2011 were driven by a significant decline in the provision for loan losses, lower expenses, and no dividends associated with the preferred shares previously issued to the UST under the CPP in 2011. The results from asset quality improvement and lower expenses offset a decline in revenue from 2010. Net interest income was lower in 2011 primarily a result of the decline in non-strategic loans partially mitigated by declining funding costs. Although net interest income declined, the net interest margin expanded slightly from 3.20 basis points in 2010 to 3.22 basis points during 2011 due to disciplined loan pricing, deposit mix, and run-off of lower margin legacy assets.

Noninterest income was $786.0 million in 2011 compared with $932.7 million in 2010. A decline in mortgage banking, capital markets, and deposit transactions and cash management fee income, partially offset by increased securities gains contributed to the $146.7 million reduction in noninterest income. Mortgage banking income was $90.6 million and $167.4 million in 2011 and 2010, respectively. The reduction in 2011 was largely driven by a reduction in positive net hedging results due to more narrow spreads between mortgage and swap rates in 2011 and continued runoff of the underlying servicing portfolio, as well as a decline in servicing fees. Capital markets income decreased to $355.3 million in 2011 from $424.0 million in 2010, with fixed income average daily revenue of $1.3 million in 2011. Deposit transactions and cash management fee income was $134.1 million in 2011 compared to $143.2 million in 2010. This decline is primarily due to the full-year impact of Regulation E on deposit fee income and the negative impact of the Durbin Amendment on interchange fees which became effective in fourth quarter 2011. In both 2011 and 2010, FHN sold portions of its Visa, Inc. Class B shares resulting in securities gains of $35.1 million and $14.8 million, respectively.

Noninterest expense decreased $48.8 million in 2011 from $1.3 billion in 2010, primarily due to a decline in personnel costs and the repurchase and foreclosure provision during 2011, partially offset by increases in losses from litigation and regulatory matters, legal and professional fees, and contract employment and outsourcing charges. Personnel expense was $610.2 million in 2011 compared to $672.0 million in 2010. The decrease in personnel costs was primarily the result of reduced commission expense associated with the decline in capital markets' fixed income sales revenue in 2011, headcount reductions since last year, and continued wind-down of non-strategic businesses. The repurchase and foreclosure provision declined $30.2 million to $159.6 million in 2011 due to aggregate improvement in trends relative to 2010. In 2011, FHN resolved a litigation matter resulting in a charge of $36.7 million. Additionally, contract employment and outsourcing costs increased $13.4 million from 2010 due to higher subservicing costs and one time transition costs associated with the change in subservicer in third quarter 2011. In 2010, FHN reversed $13.0 million of the contingent liability previously established for certain Visa legal matters while in 2011, FHN reversed $3.3 million. Additionally, in 2011 FHN recorded net expense of $9.4 million due to an increase in the derivative liabilities associated with prior sales of Visa, Inc. shares related to an expected decline in the conversion ratio. This resulted in a net $19.1 million increase in other expenses year over year associated with Visa-related items. Technology-related investments resulted in an increase in equipment rentals, depreciation, and maintenance costs, and computer software expense. Generally, all other expenses declined consistent with the continued wind-down of non-strategic businesses and focus on cost reductions throughout FHN.

Return on average common equity and return on average assets for 2011 were positive 5.45 percent and .58 percent, respectively, compared to negative 2.61 percent and positive .24 percent in 2010. The tangible common equity to tangible assets ratio improved to 9.05 percent in 2011 from 8.93 percent in 2010. Total capital and Tier 1 ratios were 17.99 percent and 14.23 percent, respectively on December 31, 2011, compared to 18.65 percent and 13.99 percent in 2010. Total assets were $24.8 billion in 2011, up slightly from $24.7 billion in 2010. Total equity was 2.7 billion as of December 31, 2011 and 2010.

BUSINESS LINE REVIEW

Regional Banking

Pre-tax income within the regional banking segment was $324.7 million during 2011, compared to $145.9 million in 2010. The improvement in pre-tax income was driven by a significant decline in the provision for loan losses. Total revenue in 2011 was $828.0 million, a $15.2 million decrease from $843.2 million in 2010. Net interest income ("NII") increased slightly from $557.2 million in 2010 to $561.8 million in 2011, despite a 1 percent decline in average earnings assets from a year ago as NII was favorably impacted by improved commercial loan pricing. Regional banking recognized a provision credit of $61.5 million in 2011 compared to provision expense of $92.3 million in 2010. The change in provision was primarily driven by improved performance of the loan portfolios which was largely driven by improved economic conditions in comparison to a year ago and commercial borrowers adapting to the operating environment.

Noninterest income declined 7 percent or $19.8 million to $266.2 million in 2011. Total service charges on deposits declined $8.9 million primarily driven by lower NSF fee income due to the full-year effect of changes to Regulation E, which became effective in third quarter 2010. Additionally, the Durbin amendment which became effective in fourth quarter 2011 also negatively affected fee income. Mortgage banking origination income declined $10.8 million to $6.0 million due to higher mortgage refinance volume in early 2010.

Noninterest expense decreased to $564.9 million in 2011 from $605.9 million in 2010. While personnel costs accounted for $17.1 million of the decline, nearly all other categories of expenses declined from 2010 because of FHN's focus on cost reductions throughout the organization. Additionally, operational costs associated with FHN's Tennessee mortgage origination business declined commensurate with lower production volumes from last year.

Capital Markets

Pre-tax income in the capital markets segment decreased from $127.6 million in 2010 to $57.0 million in 2011, primarily due to the settlement of a litigation matter and a decline in fixed income sales revenue. Total revenue during 2011 decreased to $377.8 million from $445.8 million in 2010 as fixed income sales revenue was $327.7 million in 2011 compared to $390.1 million in 2010. Fixed income average daily revenue was $1.3 million during 2011 compared to $1.6 million in 2010 reflecting more favorable market conditions in 2010. Other product revenue decreased to $28.0 million from $34.1 million in 2010. Noninterest expense was $320.8 million compared to $318.2 million in 2010. The slight increase is primarily due to a $36.7 million litigation settlement in 2011, as well as an increase in associated legal and professional fees. These increases were offset by a decline in personnel costs of $38.9 million in 2011 commensurate with the decrease in fixed income sales revenues resulting in lower variable compensation costs in 2011 relative to 2010.

Corporate

The pre-tax loss for the corporate segment was $39.5 million during 2011 compared to $5.1 million in 2010. Net interest expense was $4.2 million in 2011 compared to net interest income of $1.7 million in 2010. The decrease in net interest income is primarily due to the rise in interest expense associated with the issuance of $500 million of senior debt in fourth quarter 2010 and a lower-yielding securities portfolio.

Noninterest income declined $14.9 million to $33.8 million in 2011. The decline was largely due to $17.1 million of gains recognized on the extinguishment of debt in 2010 compared to $5.8 million in 2011. Additionally, bank-owned life insurance ("BOLI") income declined $6.3 million in 2011 as BOLI income varies with the timing of receipts of policy benefits. Deferred compensation income declined $4.1 million due to a decrease in market value of deferred compensation assets during 2011. The decline in noninterest income from 2010 was mitigated by the recognition of $7.4 million of interest associated with tax refunds in 2011.

Securities gains were $36.1 million in 2011 compared to $15.3 million in 2010. In 2011 and 2010, FHN recognized a gain of $35.1 million and $14.8 million, respectively, due to the sale of a portion of FHN's Visa, Inc. Class B shares.

Noninterest expense increased to $105.2 million in 2011 from $70.7 million in 2010 and was affected by several items. Restructuring and repositioning activities contributed to a majority of the increase as FHN recognized $26.8 million in 2011 compared to $6.4 million in 2010. The increase in 2011 was primarily driven by severance-related costs associated with efficiency initiatives within corporate and bank services functions and a $9.0 million charge to cancel a technology services-related contract. Visa related matters contributed to a $19.1 million increase in other expenses. In 2010, FHN reversed $13.0 million of the contingent liability previously established for certain Visa legal matters and in 2011 FHN recorded net expense of $6.1 million due to a $3.3 million reversal of the contingent liability and a $9.4 million increase in the derivative liability associated with prior sales of Visa, Inc. shares related to an expected decline in the conversion ratio. Legal and professional fees increased $5.5 million to

$31.8 million in 2011 due to litigation matters and consulting projects throughout the organization in 2011. Expenses associated with investments in technology increased in 2011 including: computer software expense and equipment rentals, depreciation, and maintenance. A $5.5 million decline in deferred compensation expense is directionally consistent with the reduction in deferred compensation income described above.

Non-Strategic

The non-strategic segment's pre-tax loss was $192.4 million compared to $215.7 million during 2010 as the decline in revenue was more than offset by decreases in the loan loss provision and noninterest expense. The provision for loan losses decreased to $105.5 million in 2011 from $177.7 million in 2010 reflecting stabilization of the consumer loan and trust preferred portfolios. Additionally, provision in 2011 included $31.4 million of losses attributable to consumer and commercial NPL sales. Total revenue in 2011 was $215.2 million compared to $308.9 million in 2010 with net interest income declining to $121.1 million in 2011 from $150.3 million a year ago. The decline in net interest income is primarily due to a 20 percent reduction in average loans from 2010.

Noninterest income (including securities gains/losses) decreased to $94.1 million in 2011 from $158.5 million in 2010 primarily because of a $65.9 million decline in mortgage banking income. Servicing income, which includes fees for servicing mortgage loans, change in the value of MSR, results from hedging MSR, and the negative impact of runoff (loan payments) on the value of MSR, is the primary driver of mortgage banking income. Gross servicing fees were $70.2 million, a $22.0 million decline from 2010. This decline in servicing fees is consistent with the continued reduction in the size of the servicing portfolio. While still positive, net hedging results declined $53.0 million to $40.8 million as wider spreads between mortgage and swap rates contributed to the larger positive net hedge results in 2010. In 2011, negative fair value adjustments to the mortgage warehouse were $6.3 million in 2011 compared to $2.5 million in 2010. These declines were somewhat mitigated as the value of MSR was more adversely affected by runoff in 2010 when compared to 2011.

Noninterest expense was $302.1 million in 2011 compared to $346.9 million in 2010, a decrease of 13 percent. Noninterest expense declined primarily due to a $30.2 million decrease in the repurchase and foreclosure provision reflecting aggregate improved trends in the active pipeline, new claims, and resolutions throughout 2011 compared to 2010. Contract employment and outsourcing costs increased $13.1 million to $30.6 million in 2011 as FHN recognized elevated subservicing fees and transaction costs in connection with the transfer to a new loan subservicer in third quarter 2011. Generally, most other expense categories continued to decline given the continued wind-down of the legacy businesses.

INCOME STATEMENT REVIEW – 2011 COMPARED TO 2010

Total consolidated revenue decreased 11 percent to $1.5 billion in 2011 from $1.7 billion in 2010 primarily due to a decline in mortgage banking, capital markets, and net interest income, partially offset by an increase in securities gains.

NET INTEREST INCOME

Net interest income declined to $700.8 million in 2011 from $730.8 million in 2010 as average earning assets declined 4 percent to $22.0 billion and average interest-bearing liabilities declined 3 percent to $16.7 billion in 2011. The decline in net interest income is primarily attributable to a decrease in the size of the loan portfolio largely due to continued runoff of the non-strategic portfolios and was partially mitigated by declining funding costs. For purposes of computing yields and the net interest margin, FHN adjusts net interest income to reflect tax exempt income on an equivalent pre-tax basis which provides comparability of net interest income arising from both taxable and tax-exempt sources.

The activity levels and related funding for FHN's capital markets activities affect the net interest margin. Capital markets' activities tend to compress the margin, especially when there are elevated levels of trading inventory, because of the strategy to reduce market risk by economically hedging a portion of its inventory on the balance sheet. As a result, FHN's consolidated margin cannot be readily compared to that of other bank holding companies. Table 1 details the computation of the net interest margin for FHN for the last three years.

The consolidated net interest margin increased slightly to 3.22 percent in 2011 from 3.20 percent in 2010. The net interest spread increased 5 basis points to 3.03 percent in 2011 from 2.98 percent in 2010 and the impact of free funding decreased to 19 basis points from 22 basis points. The net interest margin was relatively flat as improved deposit pricing more than offset the negative impact on the margin from a decline in investment securities and the issuance of senior debt in fourth quarter 2010.

Table 1 – Net Interest Margin

	2011	2010	2009
Consolidated yields and rates:			
Loans, net of unearned income	**4.11%**	4.09%	3.93%
Loans held for sale	**4.23**	4.06	4.72
Investment securities	**3.72**	4.32	4.98
Capital markets securities inventory	**3.33**	3.82	3.79
Mortgage banking trading securities	**9.97**	9.75	12.47
Other earning assets	**0.07**	0.18	0.18
Yields on earning assets	**3.82**	3.85	3.92
Interest-bearing core deposits	**0.60**	0.77	1.20
Certificates of deposit $100,000 and more	**1.82**	2.25	2.02
Federal funds purchased and securities sold under agreements to repurchase	**0.23**	0.24	0.21
Capital markets trading liabilities	**2.45**	3.30	3.89
Other short-term borrowings	**0.29**	0.56	0.29
Term borrowings	**1.49**	1.10	1.43
Rates paid on interest-bearing liabilities	**0.79**	0.87	1.12
Net interest spread	**3.03**	2.98	2.80
Effect of interest-free sources	**0.19**	0.22	0.26
Net interest margin (a)	**3.22%**	3.20%	3.06%

(a) Calculated using total net interest income adjusted for FTE. Refer to the Non-GAAP to GAAP reconciliation - Table 33.

FHN's net interest margin is expected to remain flat or decline slightly in 2012 as FHN expects interest rates to remain at historically low levels which will result in continued pressure on reinvestment yields in the securities portfolio.

Table 2 shows how the changes in yields or rates and average balances compared to the prior year affected net interest income.

Table 2 – Analysis of Changes in Net Interest Income

(Fully taxable equivalent ("FTE"))	2011 Compared to 2010 Increase / (Decrease) Due to (a)			2010 Compared to 2009 Increase / (Decrease) Due to (a)		
(Dollars in thousands)	**Rate (b)**	**Volume (b)**	**Total**	Rate (b)	Volume (b)	Total
Interest income – FTE:						
Loans	**$ 4,604**	**$(44,904)**	**$(40,300)**	$ 29,101	$(99,151)	$ (70,050)
Loans held for sale	**768**	**(3,626)**	**(2,858)**	(3,348)	(3,696)	(7,044)
Investment securities:						
U.S. Treasury	**(61)**	**(96)**	**(157)**	(747)	314	(433)
U.S. Government agencies	**(20,346)**	**24,449**	**4,103**	(18,079)	(8,439)	(26,518)
States and municipalities	**405**	**(366)**	**39**	(319)	(192)	(511)
Other	**1,121**	**(1,296)**	**(175)**	1,491	(1,649)	(158)
Total investment securities	**(17,281)**	**21,091**	**3,810**	(18,055)	(9,565)	(27,620)
Capital markets securities inventory	**(5,726)**	**3,910**	**(1,816)**	255	5,067	5,322
Mortgage banking trading securities	**97**	**(1,421)**	**(1,324)**	(2,996)	(9,036)	(12,032)
Other earning assets:						
Federal funds sold and securities purchased under agreements to resell	**(682)**	**36**	**(646)**	(309)	(106)	(415)
Interest-bearing deposits with other financial institutions	**(377)**	**(1,053)**	**(1,430)**	74	853	927
Total other earning assets	**(1,390)**	**(686)**	**(2,076)**	9	503	512
Total change in interest income – earning assets – FTE	**(6,300)**	**(38,264)**	**$(44,564)**	(17,800)	(93,112)	$(110,912)
Interest expense:						
Interest-bearing deposits:						
Savings	**$ (8,855)**	**$ 4,510**	**$ (4,345)**	$(15,042)	$ 7,464	$ (7,578)
Time deposits	**(1,965)**	**(7,362)**	**(9,327)**	(7,720)	(14,535)	(22,255)
Other interest-bearing deposits	**(1,821)**	**(778)**	**(2,599)**	877	2,956	3,833
Total interest-bearing core deposits	**(18,313)**	**2,042**	**(16,271)**	(41,956)	15,956	$ (26,000)
Certificates of deposit $100,000 and more	**(2,363)**	**(826)**	**(3,189)**	2,793	(17,495)	(14,702)
Federal funds purchased and securities sold under agreements to repurchase	**(110)**	**(1,055)**	**(1,165)**	627	282	909
Capital markets trading liabilities	**(5,030)**	**1,899**	**(3,131)**	(3,207)	429	(2,778)
Other short-term borrowings	**(723)**	**290**	**(433)**	3,894	(10,324)	(6,430)
Term borrowings	**10,345**	**(3,999)**	**6,346**	(10,374)	(7,646)	(18,020)
Total change in interest expense – interest-bearing liabilities	**(14,142)**	**(3,701)**	**$(17,843)**	(44,388)	(22,633)	$ (67,021)
Net interest income – FTE			**$(26,721)**			$ (43,891)

(a) The changes in interest due to both rate and volume have been allocated to change due to rate and change due to volume in proportion to the absolute amounts of the changes in each.

(b) Variances are computed on a line-by-line basis and are non-additive.

NONINTEREST INCOME

Noninterest income was 53 percent of total revenue in 2011 compared to 56 percent in 2010 as total noninterest income decreased by $146.7 million, or 16 percent, to $786.0 million in 2011. The decrease primarily resulted from a decline in mortgage banking and capital markets income, partially offset by an increase in securities gains. FHN's noninterest income for the most recent 6 years is provided in Table 3. The following discussion provides additional information about various line items reported in the following table.

Table 3 – Noninterest Income

(Dollars in thousands)	2011	2010	2009	2008	2007	2006	Compound Annual Growth Rates 11/10	11/06
Noninterest income:								
Capital markets	**$355,291**	$424,034	$ 632,093	$ 483,526	$284,236	$ 320,004	(16.2)%	2.1%
Deposit transactions and cash management	**134,055**	143,176	162,562	178,339	174,932	168,445	(6.4)%	(4.5)%
Mortgage banking	**90,586**	167,364	235,450	518,034	69,454	370,613	(45.9)%	(24.6)%
Trust services and investment management	**24,952**	25,674	26,171	29,371	34,716	34,018	(2.8)%	(6.0)%
Brokerage management fees and commissions	**23,534**	24,536	26,862	32,122	37,696	37,036	(4.1)%	(8.7)%
Insurance commissions	**3,591**	3,640	4,879	6,714	8,651	11,468	(1.3)%	(20.7)%
Debt securities gains/(losses), net	**773**	374	-	761	6,292	(75,900)	NM	NM
Equity securities gains/(losses), net	**35,391**	10,548	(1,178)	65,349	(7,475)	10,271	NM	28.1%
Gains/(losses) on divestitures	**-**	-	(1,704)	(19,019)	15,695	-	NM	NM
All other income and commissions:								
Bankcard income (credit card)	**22,388**	19,761	20,161	22,081	24,874	26,105	13.3%	(3.0)%
Bank-owned life insurance	**19,615**	25,898	19,744	25,143	25,172	19,064	(24.3)%	0.6%
ATM interchange fees	**13,690**	14,169	11,335	9,224	8,472	7,091	(3.4)%	14.1%
Other service charges	**12,182**	10,368	11,619	12,555	14,292	14,558	17.5%	(3.5)%
Letter of credit fees	**6,282**	6,493	5,989	5,657	6,738	7,271	(3.2)%	(2.9)%
Electronic banking fees	**6,225**	7,111	6,020	6,217	6,561	5,975	(12.5)%	0.8%
Gains on extinguishment of debt	**5,761**	17,060	16,412	33,845	-	-	(66.2)%	NM
Gains/(losses) from loans sales and securitizations	**1,813**	2,883	2,545	(8,625)	23,881	51,675	(37.1)%	(48.8)%
Remittance processing	**931**	2,008	11,765	12,953	13,451	14,737	(53.6)%	(42.4)%
Reinsurance fees	**178**	2,310	9,130	11,919	9,052	6,792	(92.3)%	(51.7)%
Deferred compensation (a)	**(517)**	3,621	7,497	(22,815)	7,727	14,647	NM	NM
Federal flood certifications	**-**	-	-	3,869	5,212	5,454	NM	NM
Other	**29,290**	21,697	27,045	31,064	14,239	6,987	35.0%	33.2%
Total all other income and commissions	**117,838**	133,379	149,262	143,087	159,671	180,356	(11.7)%	(8.2)%
Total noninterest income	**$786,011**	$932,725	$1,234,397	$1,438,284	$783,868	$1,056,311	(15.7)%	(5.7)%

NM – not meaningful
Certain previously reported amounts have been reclassified to agree with current presentation.
(a) Deferred compensation market value adjustments are mirrored by changes in personnel expense.

Capital Markets Noninterest Income

The major component of capital markets income is generated from the purchase and sale of fixed income securities as both principal and agent. Other revenues consist of fees from loan sales, portfolio advisory, and derivative sales. Securities inventory positions are generally procured for distribution to customers by the sales staff. Capital markets noninterest income decreased to $355.3 million in 2011 from $424.0 million in 2010. Revenue from fixed income sales decreased from $390.1 million in 2010 to $327.7 million in 2011 as fixed income production levels reflected normalized market conditions in 2011. Revenue from other products declined to $27.6 million in 2011 from $33.9 million in 2010 and continued to be a smaller component of capital markets income.

Table 4 – Capital Markets Noninterest Income

(Dollars in thousands)	2011	2010	2009	Compound Annual Growth Rates 11/10	Compound Annual Growth Rates 11/09
Noninterest income:					
Fixed income	**$327,723**	$390,133	$598,604	(16.0)%	(26.0)%
Other product revenue	**27,568**	33,901	33,489	(18.7)%	(9.3)%
Total capital markets noninterest income	**$355,291**	$424,034	$632,093	(25.0)%	(25.0)%

Mortgage Banking Noninterest Income

Mortgage banking income decreased to $90.6 million in 2011 from $167.4 million in 2010. Mortgage banking income is comprised of servicing income related to legacy mortgage banking operations, fees from mortgage origination activity in the regional banking footprint, and fair value adjustments to the mortgage warehouse.

Servicing income, which includes fees for servicing mortgage loans, changes due to the value of servicing assets, results of hedging servicing assets, and the negative impact of runoff on the value of MSR, is the largest component of mortgage banking income. Servicing fees were $70.2 million in 2011, a $22.0 million decline from 2010. The decline in servicing fees is consistent with the continued reduction in the size of the mortgage servicing portfolio as the average unpaid principal balance ("UPB") declined approximately 18 percent from 2010. Positive net hedging results decreased to $40.8 million in 2011 from $93.9 million in 2010 reflecting more narrow spreads between mortgage and swap rates in 2011 and continued runoff of the underlying servicing portfolio. The negative impact attributable to runoff was $21.5 million in 2011 compared to $35.0 million in 2010, which was primarily the result of a smaller servicing portfolio in 2011 driven by natural runoff and lower volumes of refinance activity.

Origination income from origination activities in and around Tennessee was $6.9 million in 2011 compared to $17.3 million in 2010. The decline is primarily attributable to lower production volumes in 2011 compared to a year ago. The mortgage warehouse valuation included $6.3 million of net negative fair value adjustments in 2011 compared to $2.5 million in 2010.

Table 5 – Mortgage Banking Noninterest Income

	2011	2010	2009	Compound Annual Growth Rates 11/10	Compound Annual Growth Rates 11/09
Noninterest income *(thousands)*:					
Origination income	**$ 6,908**	$ 17,270	$ 30,733	(60.0)%	(52.6)%
Mortgage warehouse valuation	**(6,315)**	(2,477)	(6,399)	NM	(0.7)%
Servicing income/(expense):					
Service Fees	**70,174**	92,124	120,314	(23.8)%	(23.6)%
Change in MSR value – runoff	**(21,542)**	(34,966)	(59,246)	(38.4)%	(39.7)%
Net hedging results	**40,807**	93,855	145,815	(56.5)%	(47.1)%
Total Servicing income	**89,439**	151,013	206,883	(40.8)%	(34.2)%
Other	**554**	1,558	4,233	(64.4)%	(63.8)%
Total mortgage banking noninterest income	**$ 90,586**	$ 167,364	$ 235,450	(45.9)%	(38.0)%
Mortgage banking statistics *(millions)*:					
Refinance originations	**$ 234.4**	$ 668.7	$ 1,086.6	(64.9)%	(53.6)%
Home-purchase originations	**50.1**	180.6	192.3	(72.3)%	(49.0)%
Mortgage loan originations	**$ 284.5**	$ 849.3	$ 1,278.9	(66.5)%	(52.8)%
Servicing portfolio – owned (first lien mortgage loans) (a)	**$21,076.8**	$25,809.0	$38,215.6	(18.3)%	(25.7)%

NM – not meaningful

(a) Excludes foreclosed assets

Deposit Transactions and Cash Management

Deposit transactions include services related to retail and commercial deposit products (such as service charges on checking accounts), cash management products and services such as electronic transaction processing (Automated Clearing House and Electronic Data Interchange), account reconciliation services, cash vault services, lockbox processing, and information reporting to large corporate clients. Deposit transactions and cash management income declined $9.1 million to $134.1 million in 2011 primarily due to the negative impact on NSF fee income and interchange income from the overdraft provisions of Reg E and the Durbin Amendment, respectively, as well as a reduction in cash management fees as participation in the FDIC's Transaction Account Guarantee ("TAG") program ended in fourth quarter 2010.

Trust Services and Investment Management

Trust services and investment management fees include investment management, personal trust, employee benefits, and custodial trust services and are primarily influenced by equity and fixed income market activity. Noninterest income from trust services and investment management decreased slightly from $25.7 million in 2010 to $25.0 million in 2011, as all categories within trust services and investment management saw small declines from 2010.

Brokerage Management Fees and Commissions

Brokerage management fees and commissions include fees for portfolio management, trade commissions, and annuity and mutual fund sales. In 2011, brokerage and management fees declined slightly to $23.5 million compared to $24.5 million in 2010.

Insurance Commissions

Insurance commissions are derived from the sale of insurance products, including acting as an independent agent to provide life, long-term care, and disability insurance. Noninterest income from insurance commissions was flat at $3.6 million in 2011 and 2010.

Gains/(Losses) on Divestitures

There were no divestiture-related gains or losses in income from continuing operations during 2011 or 2010. See the discussion of Restructuring, Repositioning, and Efficiency Initiatives in MD&A and Note 2 – Acquisitions and Divestitures for further details.

Securities Gains/(Losses)

Net securities gains in 2011 were $36.2 million compared with $10.9 million in 2010. FHN sold portions of its Visa, Inc. Class B shares which resulted in gains of $35.1 million and $14.8 million during 2011 and 2010, respectively. FHN incurred securities losses of $4.6 million in 2010 related to fair value adjustments of venture capital investments. In 2011, FHN did not incur securities gains or losses associated with fair value adjustments of venture capital investments.

All Other Noninterest Income and Commissions

All other income includes bankcard fees, revenue from BOLI, remittance processing income, revenue related to deferred compensation plans (which are principally offset by a related item in noninterest expense), other service charges, gains from the repurchase of bank debt, and various other fees.

All other income and commissions decreased to $117.8 million in 2011 from $133.4 million in 2010. FHN recognized $5.8 million of gains in 2011 on the repurchase of bank debt compared with $17.1 million in 2010. BOLI income decreased $6.3 million as a result of lower policy benefits received during 2011. Deferred compensation income, which is primarily driven by changes in the market value of underlying investments, declined $4.1 million. Reinsurance fee income declined $2.1 million as revenues associated with reinsurance contracts that have been settled by FHN during 2011 and 2010 are now assigned to the primary insurers. Other income was positively affected by a $2.6 million increase in bankcard income, as 2011 included $2.0 million in Visa volume incentives. All other income increased $7.6 million to $29.3 million from 2010 due in large part to the recognition of $7.4 million in interest related to tax refunds in 2011.

NONINTEREST EXPENSE

Total noninterest expense for 2011 decreased 4 percent or $48.8 million to $1.3 billion in 2011. Table 6 provides noninterest expense detail by category for the past six years with growth rates. Costs from restructuring, repositioning, and efficiency initiatives reflected in various categories of noninterest expense increased $21.2 million to $26.9 million in 2011.

Employee compensation, incentives, and benefits (personnel expense), the largest component of noninterest expense, decreased $61.8 million to $610.2 million in 2011. The decline in personnel expense is primarily the result of a decline in variable compensation expense associated with lower fixed income sales revenue, headcount reductions, and lower deferred compensation expenses. The decline in personnel expense was partially offset by a $12.6 million increase in severance-related costs associated with restructuring, repositioning, and efficiency initiatives and an $8.6 million increase in net periodic benefit cost for FHN's pension plan.

The repurchase and foreclosure provision declined to $159.6 million from $189.8 million in 2011 reflecting positive trends in claims inflows, resolutions, and loss severities from a year ago. See the discussion of FHN's repurchase obligations within the Repurchase Obligations, Off-Balance Sheet Arrangements, and Other Contractual Obligations section of MD&A and Note 18 – Contingencies and Other Disclosures for additional details.

FDIC insurance was $28.3 million, down $8.8 million from 2010 primarily due to the FDIC's change in premium expense calculation methodology in second quarter 2011. Expenses related to operations services, miscellaneous loan costs, occupancy, and communications and courier declined in 2011 as a result of cost reductions throughout the organization and wind-down of non-strategic businesses. Foreclosed properties expense declined $2.9 million to $22.1 million as the rate of decline in property values stabilized or improved in certain markets which resulted in lower negative fair value adjustments in 2011. The impact of expense reductions described above was diminished by increases in other areas. Contract employment and outsourcing costs increased $13.4 million in 2011 due to elevated subservicing and transition costs related to the transfer of servicing to a new mortgage servicer during 2011. Legal and professional fees increased to $69.6 million in 2011 compared to $61.9 million in 2010 primarily driven by costs related to litigation matters and cost associated with consulting projects in 2011. Additionally, expenses associated with investments in technology increased in 2011 resulting in an increase in computer software expense and equipment rentals, depreciation, and maintenance.

All other expenses increased to $162.0 million in 2011 from $113.3 million in 2010. The increase was primarily due to a $36.7 million litigation settlement in second quarter 2011. Additionally, a component of this increase in all other expenses included a $9.4 million increase in derivative liabilities in 2011 associated with prior sales of Visa, Inc. Class B shares due to an expected decline in the conversion ratio. Charges associated with restructuring, repositioning, and efficiency initiatives increased $7.7 million, primarily due to a $9.0 million charge associated with the termination of a technology related services contract in 2011. Loan insurance expense increased $3.6 million in 2011 primarily due to the cancellation of a high loan-to-value (HLTV) insurance contract in early 2010 and return of $3.8 million of premium expense. In 2011, FHN reversed $3.3 million of its contingent liability for certain Visa legal matters compared with a $13.0 million reversal in 2010. These increases were partially offset by a $5.9 million reduction in operational costs associated with lower loan mortgage origination volume, a decline in provision associated with unfunded commitments, as well as a decrease in substantially all other categories due to FHN's continued focus on cost reductions throughout the organization.

Table 6 – Noninterest Expense

(Dollars in thousands)	2011	2010	2009	2008	2007	2006	Compound Annual Growth Rates 11/10	11/06
Noninterest expense:								
Employee compensation, incentives, and benefits	**$ 610,225**	$ 672,007	$ 755,167	$ 905,823	$ 908,123	$ 954,560	(9.2)%	(8.6)%
Repurchase and foreclosure provision	**159,590**	189,830	147,772	29,503	17,181	3,311	(15.9)%	NM
Legal and professional fees	**69,643**	61,856	65,616	61,935	52,456	40,581	12.6%	11.4%
Occupancy	**53,613**	57,725	62,189	101,721	127,170	112,912	(7.1)%	(13.8)%
Operations services	**50,347**	59,148	61,964	72,204	69,011	64,917	(14.9)%	(5.0)%
Contract employment and outsourcing (a)	**41,896**	28,480	36,024	33,295	21,303	27,165	47.1%	9.1%
Computer software	**34,656**	30,356	26,689	30,033	53,678	34,040	14.2%	0.4%
Equipment rentals, depreciation, and maintenance	**32,914**	28,387	33,798	55,930	71,337	71,928	15.9%	(14.5)%
FDIC premium expense	**28,302**	37,138	46,272	14,664	3,327	3,198	(23.8)%	54.7%
Foreclosed real estate	**22,076**	24,944	66,197	21,471	7,581	2,743	(11.5)%	51.8%
Communications and courier	**19,100**	22,132	26,496	37,640	41,604	46,671	(13.7)%	(16.4)%
Miscellaneous loan costs	**4,664**	12,363	23,046	38,213	12,775	12,065	(62.3)%	(17.3)%
Amortization of intangible assets	**4,016**	4,149	4,352	6,221	8,358	8,010	(3.2)%	(12.9)%
Goodwill impairment	**-**	-	-	-	84,084	-	NM	NM
All other expense:								
Losses from litigation and regulatory matters (b)	**41,279**	2,398	3,466	6,777	13,838	33,190	NM	4.5%
Low income housing expense	**20,356**	22,229	22,000	18,734	20,922	17,027	(8.4)%	3.6%
Advertising and public relations	**16,884**	22,840	21,857	32,347	41,344	46,520	(26.1)%	(18.3)%
Other insurance and taxes	**13,721**	11,523	11,872	8,445	9,542	9,213	19.1%	8.3%
Travel and entertainment	**8,324**	9,800	8,992	14,226	22,499	27,819	(15.1)%	(21.4)%
Customer relations	**4,908**	6,994	7,777	8,849	9,753	8,514	(29.8)%	(10.4)%
Employee training and dues	**4,770**	4,634	5,048	5,898	6,299	6,548	2.9%	(6.1)%
Bank examinations costs	**4,500**	4,578	4,884	4,144	4,504	4,367	(1.7)%	0.6%
Supplies	**3,800**	4,519	4,483	10,311	13,311	14,123	(15.9)%	(23.1)%
Loan insurance expense (c)	**2,907**	(686)	7,811	5,270	4,610	6,577	NM	(15.1)%
Complimentary check expense	**1,992**	2,387	3,506	4,586	4,958	5,250	(16.5)%	(17.6)%
Fed service fees	**1,435**	2,610	5,078	7,053	6,047	6,543	(45.0)%	(26.2)%
Other	**37,077**	19,469	74,457	44,160	105,704	52,383	90.4%	(6.7)%
Total all other expense	**161,953**	113,295	181,231	170,800	263,331	238,074	42.9%	(7.4)%
Total noninterest expense	**$1,292,995**	$1,341,810	$1,536,813	$1,579,453	$1,741,319	$1,620,175	(3.6)%	(4.4)%

NM – not meaningful

Certain previously reported amounts have been reclassified to agree with current presentation.

(a) 2011 includes transaction costs and elevated subservicing costs in connection with the transfer of servicing to a new mortgage servicer.

(b) 2011 includes a $36.7 million litigation settlement. See note 18 – Contingencies and Other Disclosure.

(c) 2010 includes the cancellation of an HLTV insurance contract and return of $3.8 million of premiums.

PROVISION FOR LOAN LOSSES

The provision for loan losses is the charge to earnings that management determines to be necessary to maintain the allowance for loan losses ("ALLL") at a sufficient level reflecting management's estimate of probable incurred losses in the loan portfolio. Analytical models based on loss experience subject to adjustment to reflect current events, trends, and conditions (including economic considerations and trends) are used by management to determine the amount of provision to be recognized and to assess the adequacy of the ALLL. The provision for loan losses decreased 84 percent to $44.0 million in 2011 from $270.0 million in 2010. The provision expense decreased in 2011 due to overall improved asset quality because of proactive management of the portfolio, moderately improved economic conditions, and an overall decline in loan balances primarily within the non-strategic segment which resulted in a lower required allowance for loan losses. The provision expense in 2011 included approximately $36 million of losses associated with dispositions of nonperforming loans. See the Asset Quality section for more information.

INCOME TAXES

The effective tax rate for 2011 was 10.57 percent compared to negative 40.93 percent in 2010. Since pre-tax income is the most important component in determining the effective tax rate, the comparison of the tax rate from period to period, by itself, will not provide meaningful information unless the level and components of pre-tax income are fairly consistent. Tax credits reduced tax expense by $23.5 million and $23.8 million and non-taxable gains resulting from the increase in the cash surrender value of life insurance reduced tax expense by $6.8 million and $9.7 million in 2011 and 2010, respectively. Although the amounts of tax credits and non-taxable income from life insurance are consistent from 2010 to 2011, their relationship to the low levels of pre-tax income resulted in a significant change in the effective tax rate.

A deferred tax asset ("DTA") or deferred tax liability ("DTL") is recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax consequence is calculated by applying enacted statutory tax rates, applicable to future years, to these temporary differences. As of December 31, 2011, FHN's net DTA was $165.8 million compared with $200.6 million at the end of 2010.

In order to support the recognition of the DTA, FHN's management must conclude that the realization of the DTA is more likely than not. FHN evaluates the likelihood of realization of the remaining net DTA based on both positive and negative evidence available at the time. FHN's three-year cumulative loss position at December 31, 2011 is significant negative evidence in determining whether the realizability of the DTA is more likely than not. However, other than the portion of a net DTA for state NOL carryforwards, FHN believes that the negative evidence of the three-year cumulative loss is overcome by sufficient positive evidence that the DTA will ultimately be realized. The positive evidence includes several different factors. First, a significant amount of the cumulative losses occurred in businesses that FHN has exited or is in the process of exiting. Secondly, earnings from FHN's core segments (regional banking, capital markets, and corporate) have been positive in the aggregate from 2009 through 2011 and FHN forecasts substantially more taxable income in the carryforward period than needed to support the losses and credits included in the net deferred tax asset. Based on current analysis, FHN believes that its ability to realize the $165.8 million net DTA is more likely than not.

The total balance of unrecognized tax benefits on December 31, 2011, was $33.0 million compared with $38.4 million as of the end of 2010. On December 31, 2011 there were no tax positions included in the balance of unrecognized tax benefits for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. To the extent such unrecognized tax benefits on December 31, 2011, are subsequently recognized, approximately $21.4 million would impact the effective tax rate.

FHN's ASC 740 policy is to recognize accrued interest and penalties related to unrecognized tax benefits as a component of tax expense. Interest accrued as of December 31, 2011 was approximately $6.6 million. The total amount of interest and penalties recognized in the Consolidated Statements of Income during 2011 was a benefit of $.5 million. See also Note 16 – Income Taxes for additional information.

FHN and its eligible subsidiaries are included in a consolidated federal income tax return. FHN files separate returns for subsidiaries that are not eligible to be included in a consolidated federal income tax return. Based on the laws of the applicable states where it conducts business operations, FHN either files consolidated, combined, or separate returns. With few exceptions, FHN is no longer subject to U.S. federal or state and local tax examinations by tax authorities for years before 2006. The Internal Revenue Service ("IRS") is currently examining tax years 2006 through 2009. All proposed adjustments with respect to examinations of federal returns filed for 2005 and prior years have been settled. FHN is also currently under audit in several states.

DISCONTINUED OPERATIONS

The results of operations, net of tax, for Msaver, FHI, and Highland are classified as discontinued operations on the Consolidated Statements of Income for all periods presented. In 2011, Income from discontinued operations was $8.6 million, which includes a $9.9 million after-tax gain on the divestitures of Msaver, FHI, and Highland. In 2010, FHN recognized an $11.3 million loss from discontinued operations. This loss includes the impact of exiting the institutional equity research business after it was determined the contracted sale would not close, as well as the operating results for Msaver, FHI, and Highland.

RESTRUCTURING, REPOSITIONING, AND EFFICIENCY INITIATIVES

FHN continues to refine its business mix in order to focus on higher-return core businesses and explore opportunities to reduce operating costs. In 2011, the sales of Msaver, FHI and Highland, along with market realignment in the regional bank in order to flatten management structure and gain efficiencies, were the result of these ongoing reviews.

Generally, restructuring, repositioning, and efficiency charges related to exited businesses are included in the non-strategic segment while charges related to corporate-driven actions are included in the corporate segment. The net charge from restructuring, repositioning, and efficiency activities was $26.9 million in 2011 compared to $17.2 million in 2010. Significant amounts recognized during 2011 were primarily associated with the sale of Msaver which resulted in a $9.4 million pre-tax gain in third quarter and the sale of FHI which resulted in a $.8 million pre-tax gain on sale in second quarter 2011 and $10.1 million goodwill impairment in first quarter 2011. Severance-related and other employee costs were $16.6 million during 2011 and primarily relate to efficiency initiatives within corporate and bank services functions. Additionally, FHN recognized a $9.0 million charge related to the termination of a technology services contract during 2011.

A majority of the restructuring charges recognized in 2010 are reflected in discontinued operations, net of tax and relate to the exit of the institutional equity research business. Including items presented in discontinued operations, significant expenses recognized in 2010 were $5.6 million of severance and employee costs related to the institutional equity research business and the 2009 sale of Louisville remittance processing operations, $4.1 million related to asset impairments, $3.3 million of goodwill impairment, and $2.3 million of lease abandonment expense related to the closure of the institutional equity research business.

Including items presented in discontinued operations, significant expenses recognized in 2009 were a goodwill impairment of $14.3 million and $2.3 million, respectively, related to an agreement to sell FTN ECM and the closure of the remaining Atlanta insurance business; a $13.4 million charge related to the cancellation of an external services contract; a $9.2 million loss on the divestitures of FERP and Atlanta insurance business, and $5.6 million of severance and employee costs related to the discontinuation of national lending operations and the sales and closures of FERP and the Atlanta insurance business.

Charges related to restructuring, repositioning, and efficiency initiatives for the years ended December 31, 2011, 2010, and 2009 are presented in the following table based on the income statement line item affected. See Note 26 – Restructuring, Repositioning, and Efficiency and Note 2 – Acquisitions and Divestitures for additional information.

Table 7 – Restructuring, Repositioning, and Efficiency Initiatives

(Dollars in thousands)	**2011**	2010	2009
Noninterest income:			
Mortgage banking	**$ -**	$ (1,532)	$ (548)
Loss on divestitures	**-**	-	(1,704)
All other income and commissions	**1,200**	(19)	-
Total noninterest income/(loss)	**1,200**	(1,551)	(2,252)
Noninterest expense:			
Employee compensation, incentives, and benefits	**15,652**	3,023	4,771
Occupancy	**1,924**	943	513
Legal and professional fees	**(27)**	120	701
All other expense	**9,333**	1,634	16,980
Total noninterest expense	**26,882**	5,720	22,965
Loss before income taxes	**(25,682)**	(7,271)	(25,217)
Loss from discontinued operations	**(1,206)**	(9,950)	(26,709)
Net impact from restructuring, repositioning, and efficiency initiatives	**$(26,888)**	$(17,221)	$(51,926)

Certain previously reported amounts have been reclassified to agree with current presentation.

STATEMENT OF CONDITION REVIEW – 2011 COMPARED TO 2010

Total period-end assets were $24.8 billion at December 31, 2011, compared to $24.7 billion at December 31, 2010. Average assets decreased to $24.7 billion in 2011 from $25.7 billion in 2010. These changes in average balances reflect the reduction in size of the loan portfolio and other earning assets, partially offset by an increase in investment securities.

EARNING ASSETS

Earning assets consist of loans, loans HFS, investment securities, and other earning assets. Earning assets averaged $22.0 billion and $23.0 billion in 2011 and 2010, respectively. A more detailed discussion of the major line items follows.

Loans

Average loans declined 6 percent in 2011 from 2010 primarily as a result of the continued run-off of the non-strategic portfolios combined with weak loan demand from strong relationship-oriented borrowers. The decline in loans within the non-strategic segment accounted for nearly all of the decline in average loans from last year. These declines were somewhat mitigated by a $.2 billion increase in average C&I loans.

Table 8 – Average Loans

(Dollars in millions)	**2011**	**Percent of Total**	**2011 Growth Rate**	2010	Percent of Total	2010 Growth Rate	2009	Percent of Total	2009 Growth Rate
Commercial:									
Commercial, financial, and industrial	**$ 7,162.7**	**45%**	**3.1%**	$ 6,945.6	41%	(4.9)%	$ 7,302.0	37%	(1.0)%
Commercial real estate:									
Income CRE	**1,344.9**	**8**	**(15.2)**	1,586.1	9	(17.4)	1,920.0	10	(4.5)
Residential CRE	**183.3**	**1**	**(57.2)**	427.8	2	(57.1)	998.1	5	(41.6)
Total commercial	**8,690.9**	**54**	**(3.0)**	8,959.5	52	(12.3)	10,220.1	52	(7.9)
Retail:									
Consumer real estate	**5,406.3**	**34**	**(9.0)**	5,942.6	35	(19.4)	7,370.7	38	(6.6)
Permanent mortgage	**968.0**	**6**	**(5.0)**	1,019.3	6	(7.3)	1,099.5	5	31.2
One-time-close residential construction (OTC)	**9.9**	*****	**(87.0)**	75.9	*	(86.8)	573.3	3	(61.8)
Credit card & other	**285.5**	**2**	**(4.6)**	299.4	2	(5.2)	315.7	2	(5.0)
Restricted real estate loans (a) (b)	**696.2**	**4**	**(16.6)**	835.1	5	N/A	N/A	N/A	N/A
Total retail	**7,365.9**	**46**	**(9.9)**	8,172.3	48	(12.7)	9,359.2	48	(11.4)
Total loans, net of unearned	**$16,056.8**	**100%**	**(6.3)%**	$17,131.8	100%	(12.5)%	$19,579.3	100%	(9.6)%

* Amount less than one percent.
N/A – not applicable
(a) Prior to 2010, amount was reported in Consumer Real Estate.
(b) 2011 and 2010 include $649.6 million and $776.0 million of Consumer Real Estate loans and $46.6 million and $59.1 million of Permanent Mortgage loans respectively.

C&I loans comprised 82 percent of total commercial loans in 2011 compared to 78 percent in 2010. The increase in average C&I loans is primarily driven by growth in health care, municipalities and asset based lending. As of December 31, 2011 period-end C&I loans increased $.7 billion from December 31, 2010 largely due to an increase in loans to mortgage companies. Commercial real estate loans declined $.5 billion in 2011 to $1.5 billion during 2011 as the commercial real estate market remains soft and the non-strategic components continue to wind-down.

Total retail loans declined 10 percent, or $.8 billion, to $7.4 billion in 2011. The consumer real estate portfolio (home equity lines and installment loans) contributed $.5 billion, or 9 percent, of the decline in retail loans primarily within the non-strategic segment reflecting the continued wind-down. The permanent mortgage portfolio declined slightly to $968.0 million in 2011 as runoff and the effect of the nonperforming loan sale was offset by loans added to this portfolio due to the exercise of clean-up calls related to securitization trusts in second quarter 2011 and fourth quarter 2010. Loans consolidated due to the adoption of amendments to ASC 810, combined with restricted home equity lines that were included in the consumer real estate portfolio prior to 2010, are reflected within restricted real estate loans. These loans declined $138.9 million since 2010 and are expected to continue to gradually decline with natural runoff.

Table 9 – Contractual Maturities of Commercial Loans on December 31, 2011

(Period-end) (Dollars in thousands)	Within 1 Year	After 1 Year Within 5 Years	After 5 Years	Total
Commercial, financial, and industrial	$3,635,928	$3,213,897	$1,165,102	$8,014,927
Commercial real estate (a)	527,233	708,057	143,120	1,378,410
Total commercial loans, net of unearned income	$4,163,161	$3,921,954	$1,308,222	$9,393,337
For maturities over one year:				
Interest rates – floating		$2,894,282	$ 612,712	$3,506,994
Interest rates – fixed		1,027,672	695,510	1,723,182
Total maturities over one year		$3,921,954	$1,308,222	$5,230,176

(a) Includes income CRE and residential CRE.

Because of various factors, the contractual maturities of consumer loans are not indicative of the actual lives of such loans. A significant component of FHN's loan portfolio consists of retail real estate loans – a majority of which are home equity lines of credit and home equity installment loans. Typical home equity lines originated by FHN are variable rate 5/15 or 10/10 lines. In a 5/15 line, a borrower may draw on the loan for 5 years and pay interest only during that period ("the draw period"), and for the next 15 years the customer pays principal and interest and may no longer draw on that line. A 10/10 loan has a 10 year draw period followed by a 10-year principal-and-interest period. Therefore, the contractual maturity for 5/15 and 10/10 home equity lines is 20 years. Numerous factors can contribute to the actual life of a home equity line or installment loan as the prepayment rates for these portfolios typically do not trend consistent with contractual maturities. In normalized market conditions, the average life of home equity line and installment portfolios is significantly less than the contractual period as indicated by historical trends. Recently, indicators suggest that the average life of these portfolios could be longer when compared to that observed in normalized market conditions. This could be attributed to the limited availability of new credit in the marketplace, poor performance of the housing market, and a historically low interest rate environment. However, the actual average life of home equity lines and loans is difficult to predict and changes in any of these factors could result in changes in projections of average lives.

The remaining retail real estate loans consist primarily of permanent mortgages that were originated through the legacy national mortgage origination platform. While most first lien mortgage loans originated through this channel were subsequently sold, the remaining balances consist of loans that were unable to be delivered to the secondary market and one-time-close ("OTC") loans that modified into permanent mortgages. Currently, FHN originates first lien permanent mortgages through its regional banking channel.

Investment Securities

FHN's investment portfolio consists principally of debt securities including government agency issued mortgage-backed securities ("MBS") and government agency issued collateralized mortgage obligations ("CMO"), all of which are classified as available-for-sale ("AFS"). FHN utilizes the securities portfolio as a source of income, liquidity and collateral for repurchase agreements for public funds, and as a tool for managing risk of interest rate movements. Table 10 shows information pertaining to the composition, yields, and contractual maturities of the investment securities portfolio. Investment securities averaged $3.2 billion in 2011 compared to $2.7 billion in 2010 and represented 14 percent of earning assets in 2011 compared to 12 percent in 2010. Average investment securities increased as a result of purchasing approximately $1.3 billion of debt investment securities since 2010 which more than offset maturities and sales. The decision to purchase AFS securities was largely driven by excess liquidity combined with continued low loan demand.

Government agency issued MBS and CMO, and other agencies averaged $2.9 billion in 2011 compared to $2.3 billion in 2010. U.S. treasury securities and municipal bonds averaged $79.5 million in 2011 compared to $114.7 million in 2010. Investments in equity securities averaged $222.3 million in 2011 compared with $255.0 million in 2010. A majority of these balances include restricted investments in the Federal Home Loan Bank ("FHLB") and FRB stock which averaged over $190 million during 2011. On December 31, 2011, total investment securities had $109.8 million of net unrealized gains that resulted in an increase in book equity of $67.1 million, net of $42.7 million of deferred income taxes. See Note 3 – Investment Securities for additional detail.

Table 10 – Contractual Maturities of Investment Securities on December 31, 2011 (Amortized Cost)

(Period-end)	Within 1 Year		After 1 Year Within 5 Years		After 5 Years Within 10 Years		After 10 Years	
(Dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Securities available for sale ("AFS"):								
Government agency issued MBS and CMO (a)	$ -	-%	$ 799	3.98%	$13,750	5.43%	$2,644,636	3.54%
U.S. treasuries	40,030	0.66	-	-	-			
Other U.S. government agencies	10,015	4.49	5,262	5.59	-			
States and municipalities (b)	-	-	1,500	-	-	-	16,570	1.42
Other	-	-	511	4.96	-	-	223,430(c)	4.14
Total	$50,045	1.43%	$8,072	4.35%	$13,750	5.43%	$2,884,636	3.57%

(a) Represents government agency-issued mortgage-backed securities and collateralized mortgage obligations which, when adjusted for early paydowns, have an estimated average life of 2.98 years.
(b) Weighted average yields on tax-exempt obligations have been computed by adjusting allowable tax-exempt income to a fully taxable equivalent basis.
(c) Represents equity securities with no stated maturity.

Loans Held-for-Sale

Loans HFS consists of the mortgage warehouse (including repurchased loans), student, small business, and home equity loans. The average balance of loans HFS decreased $86.3 million since 2010 and averaged $376.0 million in 2011. The decline from 2010 reflects the third quarter 2010 sale of approximately $120 million of student loans. The mortgage warehouse, which consists of mortgage loans remaining from the legacy mortgage banking business, loans originated within the regional banking footprint awaiting transfer to the secondary market, and mortgage loans repurchased pursuant to requests from investors (primarily GSEs), averaged $310.2 million, and comprised 83 percent of loans HFS.

Other Earning Assets

All other earning assets include trading securities, securities purchased under agreements to resell, federal funds sold ("FFS"), and interest-bearing deposits with the FRB and other financial institutions. All other earning assets averaged $2.3 billion in 2011 compared to $2.7 billion in 2010. The decrease is attributable to a decline in Federal Reserve Bank deposits as excess cash balances were used to purchase securities for the AFS portfolio. As of December 31, 2011, other earning assets were $1.9 billion compared to $1.7 billion at the end of 2010. The period end balance of capital markets trading inventory was $962.1 million as of December 31, 2011, compared to $734.3 million at the end of 2010. Generally, the period-end balances of trading inventory are lower than the average trading inventory balances as a result of cyclical slowdowns in trading volume at the end of the year.

Core Deposits

In 2011, average core deposits increased 2 percent, or $.4 billion, to $15.0 billion. The increase in core deposits reflects growth due to the historically low interest rate environment as deposit holders were unable to obtain higher rates on other comparable investment products and an increase in insured network deposits. Some of this growth was diminished as certain business deposits declined concurrent with the conclusion of the FDIC's TAG program and also due to the transfer of escrow balances in conjunction with the transition of the mortgage servicing portfolio to the new subservicer in 2011. In fourth quarter 2011, FHN transferred $174.3 million in certain deposits associated with the sale of Msaver which were included in Non-interest bearing deposits on the Consolidated Statements of Condition.

Short-Term Funds

Short-term funds (certificates of deposit greater than $100,000, federal funds purchased ("FFP"), securities sold under agreements to repurchase, trading liabilities, and other short-term borrowings) averaged $3.6 billion during 2011, a decline of 9 percent from $4.0 billion in 2010. FHN's contracting balance sheet and core deposit growth reduced reliance on higher-cost purchased short-term funds. Average FFP, which currently is entirely composed of funds from correspondent banks, and securities sold under repurchase agreements decreased to $1.6 billion in 2011 from $1.8 billion in 2010. FFP fluctuates depending on the amount of excess funding of correspondent's and also the impact of FHN's excess Fed deposits. The average balance of securities sold under agreements to repurchase declined $.2 billion to $.6 billion in 2011 given the low rates currently paid on these products combined with the ability to receive FDIC insurance coverage on business checking accounts. Other borrowings increased to $.3 billion in 2011 from $.2 billion in 2010 as FHN increased borrowings from the FHLB. On average, short-term purchased funds accounted for 17 percent of FHN's funding (core deposits plus short-term purchased funds and term borrowings) in 2011 compared to 18 percent in 2010. See Note 9 – Short-Term Borrowings for additional information.

Term Borrowings

Term borrowings include senior and subordinated borrowings and advances with original maturities greater than one year. Average term borrowings decreased 11 percent, or $.3 billion, and averaged $2.6 billion in 2011. The decline in average term-borrowings relates to maturities of the remaining long-term bank notes and the redemption of FHN's subordinated debentures (related to trust preferred loans ("TRUPs") which paid 8.07 percent) in first quarter 2011. These declines were partially offset by the increase resulting from the fourth quarter 2010 issuance of $500 million of senior debt. Borrowings secured by restricted real estate loans declined $155.9 million which was generally consistent with the runoff of the associated retail real estate loans. See note 10 – Term Borrowings for additional information.

See Note 1 – Summary of Significant Accounting Policies for a complete discussion of accounting updates adopted during 2011 and 2010.

INCOME STATEMENT REVIEW – 2010 COMPARED TO 2009

Total consolidated revenue decreased 17 percent to $1.7 billion from $2.0 billion in 2009 primarily due to decreases in capital markets, mortgage banking income, and net interest income. The provision for loan losses decreased 69 percent to $270.0 million in 2010 from $880.0 million in 2009. The provision expense decreased in 2010 primarily due to reduced exposure to the non-strategic construction portfolios, as well as improvement within certain components of the C&I portfolio. A more detailed discussion of the major line items follows:

NET INTEREST INCOME

Net interest income declined to $730.8 million in 2010 from $776.5 million in 2009 as average earning assets declined 10 percent to $23.0 billion and average interest-bearing liabilities declined 11 percent to $17.1 billion in 2010. The decline in net interest income is primarily attributable to a decrease in the size of the loan portfolio and lower returns on the investment securities portfolio. This decline in net interest income from 2009 was partially mitigated by improved pricing on commercial loans and certain deposit products.

The consolidated net interest margin improved to 3.20 percent in 2010 compared to 3.06 percent for 2009. The widening in the margin occurred as the net interest spread increased to 2.98 percent in 2010 from 2.80 percent in 2009 and the impact of free funding decreased to 22 basis points from 26 basis points. The increase in the margin was primarily attributable to an overall decline in lower-rate earning assets, improved deposit pricing, and lower wholesale funding costs. The margin during 2010 was negatively impacted by excess balances held at the Federal Reserve and a lower yielding investment portfolio.

NONINTEREST INCOME

Noninterest income was 56 percent of total revenue in 2010 compared to 61 percent in 2009 as total noninterest income decreased by $301.7 million to $932.7 million in 2010. The decrease primarily resulted from a significant decline in capital markets income as this business produced record fixed income sales revenue during 2009. The following discussion provides additional information about various line items.

Capital Markets Noninterest Income

Capital markets noninterest income decreased to $424.0 million in 2010 from $632.1 million in 2009. Although revenue was still strong, revenues from fixed income sales decreased $208.5 million to $390.1 million in 2010 reflecting normalizing market conditions in comparison to the very favorable conditions in 2009. Revenues from other products were relatively flat at $33.9 million and continued to be a small component of capital markets income.

Mortgage Banking Noninterest Income

Mortgage banking income decreased to $167.4 million in 2010 from $235.5 million in 2009. Servicing fees were $92.1 million, a $28.2 million decline from 2009. The decline in servicing fees was consistent with the continued reduction in the size of the servicing portfolio as the UPB of the servicing portfolio declined nearly $13 billion from the end of 2009 due to payments and bulk sales executed during 2010. While still positive, net hedging results declined $52.0 million to $93.9 million in 2010 as wider spreads between mortgage and swap rates contributed to the larger positive net hedge results in 2009. The negative impact attributable to runoff was $35.0 million in 2010 compared to $59.2 million in 2009, which was primarily the result of a smaller servicing portfolio in 2010. Origination income was $17.3 million in 2010 compared to $30.7 million in 2009, and was attributable to reduction in refinance activity within the regional banking footprint. Additionally, 2009 included a $3.4 million non-prime reserve reversal associated with the legacy mortgage origination business as the term of FHN's obligations ended.

Other Fee Income

Noninterest income from deposit transactions and cash management fees declined $19.4 million to $143.2 million in 2010 primarily due to the negative impact on NSF fee income from the overdraft provisions of Reg E. Fees from trust services and investment management were $25.7 million in 2010 compared to $26.2 million in 2009. The $.5 million decrease was due to a decline in trust services income partially offset by an increase in investment management revenue which was driven by customer growth during 2010. Brokerage and management fees were $24.5 million in 2010 compared to $26.9 million in 2009. The decline was partially due to overall market conditions and a shift in customer investment mix to lower-risk, less profitable products. There were no divestiture-related gains or losses during 2010. In 2009, losses from divestitures were $1.7 million and related to the sale of the Louisville First Express Remittance Processing (lockbox service) location. Net securities gains in 2010 were $10.9 million compared with securities losses of $1.2 million in 2009. In fourth quarter 2010, FHN sold a portion of its Visa, Inc. Class B shares resulting in a gain of $14.8 million. FHN incurred securities losses of $4.6 million in 2010 related to fair value adjustments of venture capital investments compared with $.6 million in 2009. In 2009, FHN recognized a $.5 million impairment of cost method investments.

All Other Income and Commissions

All other income and commissions decreased to $133.4 million in 2010 from $149.3 million in 2009. Other income was positively affected by a $6.2 million increase in BOLI income as a result of higher policy benefits received during 2010. ATM interchange fees increased $2.8 million due to increased transaction volume in 2010 and higher interchange rates paid by FHN's vendor. Remittance processing income declined $9.8 million in 2010 as FHN sold the Louisville remittance processing business in fourth quarter 2009. Reinsurance fee income declined $6.8 million as revenues associated with reinsurance contracts that were settled by FHN during 2010 and 2009 were assigned to the primary insurers. Deferred compensation income, which is primarily driven by changes in the market value of underlying investments, declined $3.9 million. All other income declined $5.3 million to $21.7 million from 2009.

NONINTEREST EXPENSE

Total noninterest expense for 2010 decreased 13 percent to $1.3 billion from $1.5 billion in 2009. Costs from restructuring, repositioning, and efficiency initiatives reflected in various categories of noninterest expense declined $17.2 million to $5.7 million in 2010. Generally, all expense categories decreased from 2009 with the exception of the repurchase and foreclosure provision and computer software.

Personnel expense, the largest component of noninterest expense, decreased $83.2 million to $672.0 million in 2010, primarily due to a reduction in variable compensation expense related to the decrease in capital markets' fixed income revenues in 2010. The decline was also affected by the ongoing reduction of legacy businesses during 2010.

Expenses related to foreclosed properties declined by $41.3 million to $24.9 million as the rate of decline in property values stabilized or improved in certain markets which resulted in lower negative fair value adjustments in 2010. Various expenses (including contract employment and outsourcing; occupancy; equipment rental, maintenance, and depreciation; communication and courier; miscellaneous loan costs; and operations costs) declined primarily due to the continued wind-down of non-strategic businesses and the ongoing focus on efficiencies throughout the organization. FDIC insurance premiums declined $9.1 million as 2009 included the impact of the FDIC special assessment.

The repurchase and foreclosure provision increased to $189.8 million in 2010 from $147.8 million in 2009 reflecting an increase in repurchase and make-whole requests and MI cancellation notices related to loans that were previously sold or securitized primarily through FHN's legacy mortgage banking business. Charges to increase the repurchase liability for prior junior lien consumer mortgage loan sales were immaterial in 2010 compared with $21.3 million in 2009. Expenses related to computer software increased $3.7 million to $30.4 million in 2010 primarily as a result of FHN's continued focus on improving technology in order to streamline processes and create efficiencies.

All other expenses decreased $67.9 million to $113.3 million in 2010, in large part due to a reduction in charges related to reinsurance obligations, which were immaterial in 2010 compared to $25.6 million in 2009. Restructuring, repositioning, and efficiency-related charges included in other expenses declined $15.3 million in 2010. The provision for unfunded commitments decreased $8.2 million as a result of improved risk profiles of FHN's borrowers. Variable operational costs related to the regional bank's mortgage origination business declined $5.7 million to $9.8 million consistent with the reduction in origination income in 2010 compared with 2009. Loan insurance expense declined $8.5 million in 2010 from $7.8 million in 2009 primarily due to the reduction in legacy mortgage origination business and also as a result of the cancellation of a high loan-to-value (HLTV) insurance contract and return of $3.8 million of premium expense in early 2010. In 2010, FHN reversed $13.0 million of its contingent liability for certain Visa legal matters compared with a $7.0 million reversal in 2009.

STATEMENT OF CONDITION REVIEW – 2010 COMPARED TO 2009

Total period-end assets were $24.7 billion at December 31, 2010, compared to $26.1 billion at the end of 2009. Average assets decreased to $25.7 billion in 2010 from $28.1 billion in 2009. The decline in the both period-end and average balance of total assets primarily reflects the reduction in size of the loan portfolio.

EARNING ASSETS

Earning assets averaged $23.0 billion and $25.4 billion for 2010 and 2009, respectively. A more detailed discussion of the major line items follows.

Loans

Average loans decreased 13 percent to $17.1 billion from $19.6 billion due to the continued wind-down of the non-strategic portfolios combined with weak loan demand. The loan portfolio represented 75 percent of average earning assets in 2010 and 77 percent in 2009.

C&I loans comprised 78 percent of total commercial loans in 2010 compared to 71 percent in 2009 and declined $356.5 million as loan demand was weak during 2010 relative to 2009. An increase in loans to mortgage providers and asset-based lending during 2010 mitigated a portion of the decline in the C&I portfolio. Despite the decline in the average balance, the C&I balance on December 31, 2010 was $7.3 billion reflecting a $.2 billion increase from December 31, 2009. The increase in the period-end balance was driven by loan growth within tax-free lending to government and municipalities and loans to mortgage providers in 2010. Commercial real estate loans declined $.9 billion in 2010 to $2.0 billion as result of continued efforts to wind down the non-strategic component of this portfolio as well as a significant reduction in active lending in and around Tennessee.

Total retail loans declined 13 percent, or $1.2 billion, to $8.2 billion in 2010. Consumer real estate loans contributed $1.4 billion to the decline in retail loans. Over half of these loans were originated through the national channel but account for over 90 percent of the decline as these loans continue to slowly runoff. Permanent mortgages declined 7 percent during 2010 to $1.0 billion. In fourth quarter 2010, FHN exercised clean-up calls of 8 securitization trusts resulting in approximately $175 million of jumbo permanent mortgages being acquired by FHN. Loans consolidated due to the adoption of amendments to ASC 810 combined with approximately $600 million of restricted home equity lines that were included in the consumer real estate portfolio prior to 2010, are reflected within restricted real estate loans. The remaining balance of the OTC portfolio was immaterial at the end of 2010.

Investment Securities

Investment securities averaged $2.7 billion in 2010 compared to $2.9 billion in 2009 and represented 12 percent of earning assets in 2010 compared to 11 percent in 2009. Average investment securities declined consistent with the overall contraction of the balance sheet and the lack of investment opportunities at desirable yields given historically low interest rates in 2010 compared to 2009. During 2010, FHN purchased nearly $2 billion of debt investment securities which more than offset maturities during the year increasing the period-end balance of the securities portfolio to $3.0 billion at the end of 2010 from $2.7 billion at the end of 2009. During 2010, securities included over $190 million of restricted investments in FHLB and FRB stock. On December 31, 2010, total investment securities had $74.2 million of net unrealized gains that resulted in an increase in book equity of $45.4 million, net of $28.9 million of deferred income taxes. On December 31, 2009, AFS securities had $106.3 million of net unrealized gains that resulted in an increase in book equity of $64.9 million, net of $41.1 million of deferred income taxes.

Loans Held-for-Sale

Loans HFS averaged $462.3 million during 2010, a decrease of $84.5 million from 2009. The mortgage warehouse averaged $333.7 million and comprised over 70 percent of loans HFS in 2010. The period-end balance of loans HFS was $375.3 million in 2010 compared to $452.5 million at the end of 2009 due to the third quarter 2010 sale of approximately $120 million of student loans.

Trading Securities/Other Earning Assets

Average trading securities increased $46.2 million to $1.2 billion in 2010 primarily as a result of increased levels of capital markets trading inventory during 2010, partially offset by FHN's reduction of retained interests from prior securitizations. Average other earning assets increased to $1.6 billion in 2010 from $1.3 billion in 2009. The increase was due to FHN holding excess deposits with the FRB due to the limited availability of attractive investment opportunities and low loan demand. Average FFS decreased primarily due to reduced short-term lending to correspondent banks as a result of elevated levels of liquidity in the market in 2010 compared with 2009.

Core Deposits

During 2010, average core deposits increased 11 percent or $1.4 billion to $14.6 billion. The increase in core deposits reflects efforts to increase customer deposits within the wealth management group during 2010 and 2009, growth in middle Tennessee (Metropolitan Nashville) deposits, and an increase in insured network deposits. Growth was positively affected by FHN's participation in the FDIC's TAG program and the historically low interest rate environment as deposit holders were unable to obtain higher rates on other comparable investment products.

Short-Term Funds/Term Borrowings

Short-term funds averaged $4.0 billion during 2010, a decline of 44 percent from $7.1 billion during 2009. On December 31, 2010, short-term funds were $3.2 billion compared to $4.5 billion on December 31, 2009. FHN's contracting balance sheet and core deposit growth reduced reliance on higher-cost purchased short-term funds. The reduction in borrowings from the FRB's Term Auction Facility ("TAF") contributed $2.1 billion of the decline as balances were fully repaid in first quarter 2010. Average borrowings from the FHLB declined $.3 billion from 2009 and all borrowings from the FHLB were also fully repaid in 2010. Purchased CDs declined by $.8 billion during 2010, as FHN focused on lower cost, more stable funding sources. Average FFP and securities sold under repurchase agreements increased to $2.6 billion during 2010 from $2.5 billion during 2009 due to increased utilization of FFP and increased availability of overnight credit. Both average and period-end balances of securities sold under agreements to repurchase declined due to low rates paid on these products combined with the ability to receive FDIC insurance coverage on business checking accounts. On average, short-term purchased funds accounted for 18 percent of FHN's funding in 2010 compared to 30 percent in 2009.

Average term borrowings decreased 17 percent, or $.6 billion, and averaged $2.9 billion in 2010. As of December 31, 2010, term borrowings were $3.2 billion compared to $2.9 billion as of the end of 2009. The increase in the period-end balance reflects the $500 million senior debt offering which closed in fourth quarter 2010. Because the debt offering closed late in 2010, it had a minimal impact on the 2010 average balance. The decline in average term-borrowings relates to the reduction in long-term bank notes.

CAPITAL

Management's objectives are to provide capital sufficient to cover the risks inherent in FHN's businesses, to maintain excess capital to well-capitalized standards, and to assure ready access to the capital markets. Average equity was $2.7 billion in 2011 compared to $3.3 billion in 2010. The decline in average equity is primarily driven by the fourth quarter 2010 repayment of the preferred-CPP which resulted in a $.8 billion decline in average equity. Additionally, in first quarter 2011, FHN repurchased $79.7 million of common stock warrants issued to the UST under the Capital Purchase Program ("CPP") which also contributed to the reduction in average equity. A portion of these declines were offset by an increase in capital surplus due to the issuance of common shares in fourth quarter 2010 which raised $263.1 million in net proceeds. In fourth quarter 2011, FHN launched a share repurchase program which enables FHN to repurchase up to $100 million of its common stock in the open market or in privately negotiated transactions, subject to market conditions. In fourth quarter 2011, FHN repurchased $44 million of common shares under the share repurchase program. The share repurchases had little impact on the overall change in average equity in 2011 compared to 2010. Total period-end equity was $2.7 billion on December 31, 2011 and 2010. Net income recognized in 2011 more than offset the decline in capital surplus which was largely driven by the repurchase of the common stock warrant and the fourth quarter 2011 repurchase of shares under the recently announced repurchase program. The following table provides pertinent capital ratios for the years-ended 2011, 2010, and 2009:

Table 11 – Regulatory Capital and Ratios

(Dollars in thousands)	**2011**	2010	2009
Shareholder's equity	**$2,389,472**	$2,382,840	$3,007,304
Regulatory adjustments:			
Goodwill and other intangibles	**(138,507)**	(175,453)	(188,931)
Net unrealized (gains)/losses on AFS securities	**(67,069)**	(45,366)	(64,925)
Minimum pension liability	**197,225**	172,912	179,133
Noncontrolling interest – FTBNA preferred stock	**294,816**	294,816	294,816
Trust preferred	**200,000**	200,000	300,000
Disallowed servicing assets	**(9,854)**	(16,801)	(19,176)
Disallowed deferred tax assets	**(15,168)**	-	-
Other	**(463)**	(477)	(439)
Tier 1 capital	**$2,850,452**	$2,812,471	3,507,782
Tier 2 capital	**751,819**	937,115	1,183,228
Total regulatory capital	**$3,602,271**	$3,749,586	$4,691,010

	2011		2010		2009	
	Ratio	**Amount**	Ratio	Amount	Ratio	Amount
Tier 1						
First Horizon National Corporation	**14.23%**	**$2,850,452**	13.99%	$2,812,471	16.39%	$3,507,782
First Tennessee Bank National Association (a)	**16.37**	**3,247,268**	15.76	3,137,624	15.87	3,361,373
Total						
First Horizon National Corporation	**17.99**	**3,602,271**	18.65	3,749,586	21.92	4,691,010
First Tennessee Bank National Association (a)	**20.05**	**3,976,672**	20.26	4,032,289	21.16	4,481,786
Tier 1 Common (b)						
First Horizon National Corporation	**11.76**	**2,355,636**	11.53	2,317,655	13.61	2,912,969
Other Capital Ratios						
Total period-end equity to period-end assets	**10.83**		10.84		12.67	
FHN's Leverage	**11.41**		10.96		13.36	
Adjusted tangible common equity to risk weighted assets (b)	**10.80**		10.66		9.06	
Tangible common equity to tangible assets (b)	**9.05**		8.93		7.75	

(a) Excluding financial subsidiaries, FTBNA's Tier 1 and Total Capital ratios were 15.64 percent and 18.47 percent, respectively, at December 31, 2011.
(b) Refer to the Non-GAAP to GAAP Reconciliation – Table 33.

Banking regulators define minimum capital ratios for bank holding companies and their bank subsidiaries. Based on the capital rules and definitions prescribed by the banking regulators, should any depository institution's capital ratios decline below predetermined levels, it would become subject to a series of increasingly restrictive regulatory actions. The system categorizes a depository institution's capital position into one of five categories ranging from well-capitalized to critically under-capitalized. For an institution to qualify as well-capitalized, Tier 1 Capital, Total Capital, and Leverage capital ratios must be at least 6 percent, 10 percent, and 5 percent, respectively. As of December 31, 2011, FHN and FTBNA had sufficient capital to qualify as well-capitalized institutions as shown in Note 13 – Regulatory Capital. In 2012, capital ratios are expected to remain strong and significantly above current well-capitalized standards despite the expectation of a difficult operating environment.

Pursuant to board authority, FHN may repurchase shares from time to time and will evaluate the level of capital and take action designed to generate or use capital, as appropriate, for the interests of the shareholders, subject to legal and regulatory restrictions. The following tables provide information related to securities repurchased by FHN during fourth quarter 2011:

Table 12 – Issuer Purchases of Equity Securities

Compensation Plan-Related Repurchase Authority:

(Volume in thousands)	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Number of Shares that May Yet Be Purchased Under the Programs
2011				
October 1 to October 31	1	$6.66	1	34,353
November 1 to November 30	-	-	-	34,353
December 1 to December 31	8	7.61	8	34,345
Total	9	**$7.53**	9	

Compensation Plan Programs:

- A consolidated compensation plan share purchase program was announced on August 6, 2004. This plan consolidated into a single share purchase program all of the previously authorized compensation plan share programs as well as the renewal of the authorization to purchase shares for use in connection with two compensation plans for which the share purchase authority had expired. The total amount authorized under this consolidated compensation plan share purchase program, inclusive of a program amendment announced on April 24, 2006, is 29.6 million shares calculated before adjusting for stock dividends distributed through January 1, 2011. The shares may be purchased over the option exercise period of the various compensation plans on or before December 31, 2023. On December 31, 2011, the maximum number of shares that may yet be purchased under the program was 34.3 million shares. Purchases may be made in the open market or through privately negotiated transactions and are subject to market conditions, accumulation of excess equity, prudent capital management, and legal and regulatory restrictions. Management currently does not anticipate purchasing a material number of shares under this authority over the next twelve months.

Table 12 – Issuer Purchases of Equity Securities (continued)

Other Repurchase Authority:

(Dollars and volume in thousands)	Total Number of Shares Purchased	Average Price Paid per Share (a)	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Approximate Dollar Value that May Yet Be Purchased Under the Programs
2011				
October 1 to October 31	-	N/A	-	$100,000
November 1 to November 30 (b)	4,909	$7.03	4,909	$ 65,508
December 1 to December 31	1,280	$7.53	1,280	$ 55,875
Total	6,189	**$7.13**	6,189	

N/A – Not applicable
(a) Represents total costs including commissions paid. Average price paid per share for the quarter was $7.10 excluding commissions.
(b) Excludes 4,360 shares purchased through the error account of FTBNA's trust division.

Other Programs:
- On October 17, 2011, FHN announced a $100 million share purchase authority that will expire on August 31, 2012. As of December 31, 2011, $44.1 million in purchases had been made under this authority. Purchases may be made in the open market or through privately negotiated transactions and wil be subject to market conditions, accumulation of excess equity, prudent capital management, and legal and regulatory restrictions.

ASSET QUALITY

Loan Portfolio Composition

FHN groups its loans into portfolio segments based on internal classifications reflecting the manner in which the ALLL is established and how credit risk is measured, monitored, and reported. From time to time, and if conditions are such that certain subsegments are uniquely affected by economic or market conditions or are experiencing greater deterioration than other components of the loan portfolio, management may determine the ALLL at a more granular level. Commercial loans are composed of commercial, financial, and industrial ("C&I"), commercial real estate, and other loans. Retail loans are composed of consumer real estate; permanent mortgage; credit card and other; and restricted real estate loans. Key asset quality metrics for each of these portfolios can be found in Table 16 – Asset Quality by Portfolio.

As economic and real estate conditions develop, enhancements to underwriting and credit policies and guidelines may be necessary or desirable. In 2011, there were no material changes to FHN's credit underwriting guidelines. FHN did begin offering additional installment loan products with maturities of 20 and 30 years in certain cases. While such loans currently have strong credit characteristics, longer maturities can introduce additional credit risk (as the loans are outstanding for a longer period of time) and interest rate risk, particularly given the current interest rate environment and expectation that interest rates are likely to increase in the future. Loan policies and guidelines for all portfolios are approved by management risk committees that consist of business line managers and credit administration professionals to ensure that the resulting guidance addresses the associated risks and establishes reasonable underwriting criteria that appropriately mitigate risk. Policies and guidelines are reviewed, revised, and re-issued periodically at established review dates or earlier if changes in the economic environment, portfolio performance, the size of portfolio or industry concentrations, or regulatory guidance warrant an earlier review.

The following is a description of each portfolio:

COMMERCIAL LOAN PORTFOLIOS

FHN's commercial loan approval process grants lending authority based upon job description, experience, and performance. The lending authority is delegated to the business line (Market Managers, Departmental Managers, Regional Presidents, Relationship Managers ("RM") and Portfolio Managers ("PM")) and to Credit Risk Managers. While individual limits vary, the predominant amount of approval authority is vested with the Credit Risk Manager function. Portfolio concentration limits for the various portfolios are established by executive management and approved by the Executive and Risk Committee of the Board.

C&I

The C&I portfolio was $8.0 billion on December 31, 2011, and is comprised of loans used for general business purposes, diversified by industry type, and primarily composed of relationship customers in Tennessee and certain neighboring states that are managed within the regional bank. Typical products include working capital lines of credit, term loan financing of owner-occupied real estate and fixed assets, and trade credit enhancement through letters of credit. The following table provides the composition of the C&I portfolio by industry as of December 31, 2011. For purposes of this disclosure, industries are determined based on the North American Industry Classification System (NAICS) industry codes used by Federal statistical agencies in classifying business establishments for the collection, analysis, and publication of statistical data related to the U.S. business economy.

Table 13 – C&I Loan Portfolio by Industry

	December 31, 2011		December 31, 2010	
(Dollars in thousands)	**Amount**	**Percent**	Amount	Percent
Industry:				
Finance & insurance	**$1,571,747**	20%	$1,450,663	20%
Loans to mortgage companies	**1,394,190**	17%	816,201	11%
Wholesale trade	**630,580**	8%	569,419	8%
Healthcare	**621,905**	8%	507,785	7%
Manufacturing	**590,828**	7%	511,202	7%
Retail trade	**471,733**	6%	357,784	5%
Real estate rental & leasing (a)	**424,352**	5%	545,085	7%
Accommodation & Food service (b)	**240,363**	3%	-	-%
Other (transportation, education, arts, entertainment, etc) (c)	**2,069,229**	26%	2,580,016	35%
Total C&I loan portfolio	**$8,014,927**	100%	$7,338,155	100%

(a) Leasing, rental of real estate, equipment, and goods.
(b) Category in 2010 comprised less than 3 percent and is included in Other.
(c) Industries in this category each comprise less than 3 percent, except construction in 2010 that is 5 percent.

C&I loans are underwritten in accordance with a well-defined credit origination process. This process includes applying minimum underwriting standards as well as separation of origination and credit approval roles. Underwriting typically includes due diligence of the borrower and the applicable industry of the borrower, analysis of the borrower's available financial information, identification and analysis of the various sources of repayment and identification of the primary risk attributes. Stress testing the borrower's financial capacity, adherence to loan documentation requirements, and assigning credit risk grades using internally developed scorecards are also used to help quantify the risk when appropriate. Underwriting parameters also include loan-to-value ratios ("LTVs") which vary depending on collateral type, use of guaranties, loan agreement requirements, and other recommended terms such as equity requirements, amortization, and maturity. Approval decisions also consider various financial ratios and performance measures, such as cash flow and balance sheet leverage, liquidity, coverage of fixed charges, and working capital. Additionally, approval decisions consider the capital structure of the borrower, sponsorship, and quality/value of collateral. Generally, guideline and policy exceptions are identified and mitigated during the approval process. Pricing of C&I loans is based upon the determined credit risk specific to the individual borrower. These loans are typically based upon variable rates tied to the London Inter-Bank Offered Rate ("LIBOR") or the prime rate of interest plus or minus the appropriate margin.

FHN's commercial lending process incorporates the RM and PM for most commercial credits. The PM is responsible for assessing the credit quality of the borrower beginning with the initial underwriting and continuing through the servicing period while the RM is primarily responsible for communications with the customer and maintaining the relationship. Other specialists and the assigned RM/PM are organized into units called deal teams. Deal teams are constructed with specific job attributes that facilitate FHN's ability to identify, mitigate, document, and manage ongoing risk. Portfolio managers and credit analysts provide enhanced analytical support during loan origination and servicing, including monitoring of the financial condition of the borrower and tracking compliance with loan agreements. Loan closing officers and the construction loan management unit specialize in loan documentation and the management of the construction lending process. Early identification of problem loan assets has been strengthened by training on problem loan identification, more comprehensive policies and guidelines, targeted portfolio reviews, a greater emphasis on more frequent grading, as well as enhancements to the problem loan management process. For smaller commercial credits, generally less than $3 million, FHN utilizes a centralized underwriting unit in order to more efficiently and consistently originate and grade small business loans.

Significant loan concentrations are considered to exist for a financial institution when there are loans to numerous borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. Refer to Table 13 for detail of the C&I loan portfolio by industry. The largest component is finance and insurance (includes trust preferred and bank-related loans) which represents 20 percent of the C&I portfolio. The trust preferred and bank-related component of C&I is discussed below. As of December 31, 2011, balances of loans to mortgage companies were 17 percent of the C&I portfolio. The size of this portfolio class, which generally fluctuates with mortgage rates, includes commercial lines of credit to qualified mortgage companies exclusively for the temporary warehousing of eligible mortgage loans prior to the borrower's sale of those mortgage loans to third party investors. Generally, lending to mortgage lenders increases when there is a decline in mortgage rates resulting in increased borrower refinance volumes.

Trust Preferred & Bank-Related Loans

The finance and insurance component of the C&I portfolio, which includes bank-related and TRUPs (i.e., long-term unsecured loans to bank and insurance-related businesses), has seen the stronger borrowers stabilize, while the weaker financial institutions remain under stress due to limited availability of market liquidity and capital, and the impact from economic conditions on the asset quality of these borrowers. On December 31, 2011, approximately 8 percent of the C&I portfolio, or 4 percent of total loans, was composed of bank-related loans and TRUPs.

TRUPs lending was originally extended as a form of "bridge" financing to participants in the pooled trust preferred securitization program offered primarily to smaller banking and insurance institutions through FHN's capital markets operation. Origination of TRUPs lending ceased in early 2008. Individual TRUPs are re-graded at least quarterly as part of FHN's commercial loan review process. Typically, the terms of these loans include a prepayment option after a 5 year initial term (with possible triggers of early activation), have a scheduled 30 year balloon payoff, and include an option to defer interest for up to 20 consecutive quarters. As of December 31, 2011, 10 TRUPs relationships have elected interest deferral. Since the vast majority of trust preferred issuers to which FHN has extended credit have less than $15 billion in total assets, the passage of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 is not expected to significantly affect future payoff rates for these loans. The risk of individual trust preferred loan default is somewhat mitigated by diversification within the trust preferred loan portfolio. The average size of a trust preferred loan is approximately $9 million.

Underwriting of other loans to financial institutions generally includes onsite due diligence, review of the customer's policies and strategies, assessment of management, assessment of the relevant markets, a comprehensive assessment of the loan portfolio, and a review of the ALLL. Additionally, the underwriting analysis includes a focus on the customer's capital ratios, profitability, loan loss coverage ratios, and regulatory status.

As of December 31, 2011, the UPB of trust preferred loans totaled $447.2 million ($290.9 million of bank TRUPs and $156.3 million of insurance TRUPs) with the UPB of other bank-related loans totaling approximately $161.8 million. Inclusive of a remaining valuation allowance on TRUPs of $34.2 million, total reserves (ALLL plus the valuation allowance) for TRUPs and other bank-related loans were $66.1 million or 11 percent of outstanding UPB.

C&I Asset Quality Trends

During 2011, performance of the C&I portfolio continued to improve as there was an increase in the amount of credit upgrades in 2011 relative to 2010 and commercial borrowers continue to adapt to the current operating environment. The ALLL declined $109.1 million to $130.4 million as of December 31, 2011. The allowance as a percentage of period-end loans declined to 1.63 percent from 3.26 percent at the end of 2010. As previously discussed, the finance and insurance portion of this portfolio, especially the TRUPs, has been the most significantly impacted by the economic conditions. However, while this component of the C&I portfolio continues to be stressed, the stronger borrowers within this portfolio stabilized during 2010 and 2011. Net charge-offs as a percentage of average loans declined to .84 percent from 1.23 percent reflecting the aggregate improvement in this portfolio. Nonperforming C&I loans which peaked in third quarter 2010, decreased $51.8 million to $162.2

million at the end of 2011. The decrease was partially offset by a $22.1 million increase in the nonperforming TRUPs loans from a year ago. The NPL ratio decreased to 2.02 percent from 2.92 percent.

Commercial Real Estate

The commercial real estate portfolio includes both financings for commercial construction and nonconstruction loans. This portfolio is segregated between income commercial real estate ("CRE") loans which contain loans, lines, and letters of credit to commercial real estate developers for the construction and mini-permanent financing of income-producing real estate, and residential CRE loans. The residential CRE portfolio includes loans to residential builders and developers for the purpose of constructing single-family detached homes, condominiums, and town homes.

Income CRE

The income CRE portfolio was $1.3 billion on December 31, 2011. Subcategories of income CRE consist of retail (23 percent), office (19 percent), apartments (18 percent), industrial (13 percent), hospitality (9 percent), land/land development (8 percent), and other (10 percent).

Income CRE loans are underwritten in accordance with credit policies and underwriting guidelines that are reviewed at least annually and revised as necessary based on market conditions. Loans are underwritten based upon project type, size, location, sponsorship, and other market-specific data. Generally, minimum requirements for equity, debt service coverage ratios ("DSCRs"), and level of pre-leasing activity are established based on perceived risk in each subcategory. Loan-to-value (value is defined as the lower of cost or market) limits are set below regulatory prescribed ceilings and generally range between 50 and 80 percent depending on underlying product set. Term and amortization requirements are set based on prudent standards for interim real estate lending. Equity requirements are established based on the quantity, quality, and liquidity of the primary source of repayment. For example, more equity would be required for a speculative construction project or land loan than for a property fully leased to a credit tenant or a roster of tenants. Typically, a borrower must have at least 10 percent of cost invested in a project before FHN will fund loan dollars. Income properties are required to achieve a DSCR greater than or equal to 120 percent at inception or stabilization of the project based on loan amortization and a minimum underwriting (interest) rate refreshed quarterly. Some product types require a higher DSCR ranging from 125 percent to 150 percent of the debt service requirement. Variability depends on credit versus non-credit tenancy, lease structure, property type, and quality. A proprietary minimum underwriting interest rate is used to calculate compliance with underwriting standards. Generally, specific levels of pre-leasing must be met for construction loans on income properties. A global cash flow analysis is performed at the borrower and guarantor level. The majority of the portfolio is on a floating rate basis tied to appropriate spreads over LIBOR.

The credit administration and ongoing monitoring consists of multiple internal control processes. Construction loans are closed and administered by a centralized control unit. Credit grades are assigned utilizing internally developed scorecards to help quantify the level of risk in the transaction. Underwriters and credit approval personnel stress the borrower's/project's financial capacity utilizing numerous economic attributes such as interest rates, vacancy, and discount rates. Key information is captured from the various portfolios and then stressed at the aggregate level. Results are utilized to assist with the assessment of the adequacy of the ALLL and to steer portfolio management strategies. As discussed in the C&I portfolio section, income CRE also employs the RM/PM model and the "Deal Team" concept.

A substantial portion of the income CRE portfolio was originated through and continues to be managed by the regional bank. The income CRE portfolio showed improvement in 2011 as property stabilization and strong sponsors have positively affected performance. However, the weak market conditions have affected this portfolio through increased vacancies, slower stabilization rates, decreased rental rates, and lack of readily available financing in the industry. FHN does not capitalize interest or fund interest on distressed properties.

Income CRE Asset Quality Trends

Performance of income CRE loans improved in 2011 as property values stabilized and sponsors and guarantors provided additional financial support to borrowers as needed. Allowance as a percentage of loans decreased to 3.15 percent in 2011 from 8.87 percent in 2010. Outstanding balances declined 11 percent from 2010 and the level of allowance declined $85.1 million from 2010 to $39.6 million at the end of 2011. Net charge-offs were $17.5 million in 2011 compared to $ 52.1 million in 2010 which is driven by improvement in the performance of this portfolio. The level of nonperforming loans decreased 51 percent to $69.2 million at the end of 2011, but remained elevated at 5.50 percent of total income CRE loans. The decline in nonperforming loans is primarily attributable to the wind-down of the non-strategic portion of the portfolio.

Residential CRE

The residential CRE portfolio was $.1 billion on December 31, 2011. Originations through national construction lending ceased in early 2008 and balances have steadily decreased since that time. Active lending in the regional banking footprint is minimal with nearly all new originations limited to tactical advances to facilitate workout strategies with existing clients and selected new transactions with “strategic” clients. FHN considers a “strategic” residential CRE borrower as a homebuilder within the regional banking footprint who remained profitable during the down cycle and maintains high cash reserves.

The wind-down of the non-strategic portion of this portfolio combined with the limited amount of new originations within the regional banking footprint directly impacts the amount of net charge-offs and nonperforming loans and the level of the allowance. Balances of residential CRE loans declined 54 percent from a year ago. Net charge-offs declined $49.6 million from 2010 to $12.6 million during 2011. The ALLL declined $14.4 million to $16.0 million and nonperforming loans decreased $65.2 million during 2011 to $45.8 million. The ALLL to loans ratio and the nonperforming loans ratio remained elevated at 13.20 percent and 37.87 percent, respectively. These metrics will remain skewed until the portfolio entirely winds down or until FHN actively originates this product and balances noticeably increase.

RETAIL LOAN PORTFOLIOS

Consumer Real Estate

The consumer real estate portfolio was $5.3 billion on December 31, 2011, and is primarily composed of home equity lines and installment loans. Including restricted balances (loans consolidated at adoption of ASC 810 and on-balance sheet securitizations) the largest geographical concentrations of balances as of December 31, 2011, are in Tennessee (42 percent) and California (13 percent) with no other state representing greater than 4 percent of the portfolio. At origination, the weighted average FICO score of this portfolio was 738; refreshed FICO scores averaged 729 as of December 31, 2011. Deterioration has been most acute in areas with significant home price depreciation and is affected by poor economic conditions – primarily unemployment.

Underwriting

To obtain a consumer real estate loan, the loan applicant(s) in most cases must first meet a minimum qualifying FICO score. Applicants must also have the financial capacity (or available income) to service the debt by not exceeding a calculated Debt-to-Income (“DTI”) ratio. The amount of the loan is limited to a percentage of the lesser of the current value or sales price of the collateral. For the majority of loans in this portfolio, underwriting decisions are made through a centralized loan underwriting center. Minimum FICO score requirements are established by management for both loans secured by real estate as well as non-real estate secured loans. Management also establishes maximum loan amounts, loan-to-value ratios, and debt-to-income ratios for each consumer real estate product. Identified guideline and policy exceptions require established mitigating factors that have been approved for use by Credit Risk Management.

Home equity line of credit (“HELOC”) interest rates are variable but only adjust in connection with movements in the index rate to which the line is tied. Such loans can have elevated risks of default – particularly in a rising interest rate environment potentially stressing borrower capacity to repay the loan at the higher interest rate. FHN’s current underwriting practice requires HELOC borrowers to qualify based on a fully indexed, fully amortized payment methodology. If the first mortgage loan is a non-traditional mortgage, the DTI calculation is based on a fully amortizing first mortgage payment. Prior to 2008, FHN’s underwriting guidelines required borrowers to qualify at an interest rate that was 200 basis points above the note rate. This mitigated risk to FHN in the event of a sharp rise in interest rates over a relatively short time horizon. FHN does not penalize borrowers (reset the rate) based on delinquency or any other factor during the life of the loan. FHN's HELOC products typically have a 5 or 10 year draw period with repayment periods ranging between 10 and 20 years.

HELOC Portfolio Management

FHN performs continuous HELOC account review processes in order to identify higher-risk home equity lines and initiate preventative and corrective actions. The reviews consider a number of account activity patterns and characteristics such as the number of times delinquent within recent periods, changes in credit bureau score since origination, score degradation, and account utilization. In accordance with FHN's interpretation of regulatory guidance, FHN may block future draws on accounts and/or lower account limits.

Low or Reduced Documentation Origination

From time to time, FHN may originate consumer loans with low or reduced documentation. FHN generally defines low or reduced documentation loans, sometimes called "stated income" or "stated" loans, as any loan originated with anything less than pay stubs, personal financial statements, and tax returns from potential borrowers.

Currently, stated-income or low or reduced documentation loans are limited to existing customers of FHN who have deposit accounts, other borrowings, or other business relationships with FHN with recurring consistent direct deposits from an employer. Such loans are currently only available for qualified non-purchase transactions. This exception, however, has certain restrictions. For example, self-employed customers are not eligible, deposits made directly by the borrower are not considered, direct deposits must indicate the employer's name depositing the funds, and recurring deposits must be consistent per period and may not vary by more than 10 percent. If these and other conditions are not met, full income documentation is required. A verbal verification of employment is required in either situation.

As of December 31, 2011, $1.6 billion, or 27 percent, of the consumer real estate portfolio consisted of home equity lines and installment loans originated using stated-income compared to $1.8 billion, or 28 percent, as of December 31, 2010. These stated-income loans were 10 percent and 11 percent of the total loan portfolio as of December 31, 2011, and 2010, respectively. As of December 31, 2011, nearly three-fourths of the stated-income home equity loans in the portfolio were originated through legacy businesses that have been exited and these loan balances should continue to decline.

Stated-income loans accounted for nearly 33 percent of the net charge-offs for this portfolio during 2011 compared with 37 percent in 2010. Net charge-offs of stated-income home equity lines and installment loans were $47.8 million during 2011 and $81.9 million during 2010. As of the end of 2011 and 2010, approximately 1 percent of the stated income loans were nonperforming and 2 percent and 3 percent were more than 30 days delinquent, respectively.

Consumer Real Estate Asset Quality Trends

Performance of the home equity portfolio improved in 2011 when compared with 2010. The ALLL declined $10.9 million to $139.3 million in 2011. The allowance as a percentage of loans decreased 4 basis points to 2.63 percent of loans. Delinquency rates and the net charge-offs ratio improved in 2011 when compared with 2010. Loans delinquent 30 or more days and still accruing were 1.70 percent in 2011 compared to 2.07 percent in 2010 primarily due to enhanced collections practices and loss mitigation activities. The net charge-offs ratio decreased 73 basis points to 2.19 percent of average loans. The improvement in performance is attributable to the strong borrower characteristics previously discussed, aging of the portfolio as well as modest improvement in the economy from a year ago as performance of this portfolio is highly correlated with the economic conditions and unemployment.

Permanent Mortgage

The permanent mortgage portfolio was $.8 billion on December 31, 2011. This portfolio is primarily composed of jumbo mortgages and OTC completed construction loans, although inflows from OTC modifications have now concluded. The portfolio is somewhat geographically diverse; however 24 percent of loan balances are in California. Overall, performance has been affected by economic conditions, primarily depressed retail real estate values and elevated unemployment.

In third quarter 2011, FHN executed a bulk sale, a significant majority of which were nonperforming permanent mortgages. The sale was approximately $188 million in UPB ($126 million after consideration for partial charge-offs and associated lower of cost or market ("LOCOM") valuation allowance) and resulted in a loss on sale of $29.8 million (included in the provision for loan losses) and $40.2 million of net charge-offs. Additionally, in late 2010 and in second quarter 2011, FHN exercised clean-up calls for prior proprietary securitizations resulting in the addition of first lien jumbo mortgage loans to this portfolio, substantially all of which were performing upon exercise. The exercise of clean-up calls, which partially offset the impact of the nonperforming loan sale and natural runoff, resulted in a net decline in portfolio balances of $299.3 million. NPLs declined $89.8 million to $32.7 million during 2011, which was primarily attributable to the bulk sale. The ALLL declined $39.5 million from 2010 to $20.1 million as of December 31, 2011, primarily due to lower balances and improvement in delinquencies. The delinquencies declined $29.8 million to $26.3 million in 2011. Net charge-offs increased $3.1 million to $69.2 million as charge-offs in 2011 were elevated as a result of the loan sale.

Credit Card and Other

The credit card and other portfolios were $.3 billion on December 31, 2011, and primarily include credit card receivables, automobile loans, and to a lesser extent OTC construction loans and other consumer related credits. As of the end of 2011, only $2.4 million of OTC loans remained in the portfolio with nearly all classified as nonperforming. In 2011, FHN charged-off $4.9 million other consumer loans compared with $26.4 million during 2010. The allowance declined $4.2 million to $0.2 million.

Restricted Real Estate Loans

The restricted real estate loan portfolio includes HELOCs that were previously securitized on balance sheet as well as HELOCs and some first and second lien mortgages that were consolidated on January 1, 2010, in conjunction with the adoption of amendments to ASC 810. The adoption of these amendments resulted in the consolidation of additional variable interest entities and this loan category was created to include all loans, primarily HELOC, that had previously been securitized but for which FHN retains servicing and other significant interests. As of December 31, 2011, this portfolio totaled $.6 billion and included $600.2 million of HELOC and $40.6 million of first and second lien mortgage loans. Although these loans share basic characteristics as the consumer real estate portfolio, generally, these loans have not performed at the same level.

Payment-Option Adjustable Rate Mortgage ("ARM") Loans and Sub-prime Lending

Historically, FHN originated through its legacy mortgage banking business first lien adjustable rate mortgage loans with borrower payment options and first lien and home equity loans that were considered sub-prime. Such loans were originated with the intent to sell with servicing released. While a substantial portion of these loans were sold, a small amount remained unsold and the loans were subsequently moved from loans HFS to the loan portfolio. As of December 31, 2011, the remaining balances of payment-option ARMs and sub-prime loans in the portfolio were immaterial. Because only a small portion remains in the held-to-maturity ("HTM") portfolio, the impact on the ALLL and on other loan portfolio asset quality metrics is immaterial.

The following table reflects originations of retail real estate loans from 2007 through 2011:

Table 14 – Origination Detail – Retail Real Estate

(Dollars in thousands)	**2011**	2010	2009	2008	2007
Permanent mortgage (first liens) – originations					
Full documentation	**$ 284,385**	$ 847,096	$1,278,570	$16,417,603	$21,784,104
Non full documentation	**-**	-	-	1,117,882	5,342,538
Payment choice (option ARM) (a)	**-**	-	-	-	63,270
Sub-prime	**-**	-	-	-	186,259
Total permanent mortgage (first liens) – originations (b)	**$ 284,385**	$ 847,096	$1,278,570	$17,535,485	$27,376,171
R/E installment loans – originations					
Full documentation	**$ 440,931**	$ 211,153	$ 171,715	$ 337,301	$ 1,182,359
Non full documentation	**36,194**	12,747	7,907	33,513	434,580
Sub-prime	**-**	-	-	-	389,902
Home equity installment loans – originations (b)	**$ 477,125**	$ 223,900	$ 179,622	$ 370,814	$ 2,006,841
HELOC – originations					
Full documentation	**$ 282,636**	$ 335,196	$ 360,880	$ 488,441	$ 956,894
Non full documentation	**41,276**	48,179	36,079	170,984	516,489
Sub-prime	**-**	-	-	316	74,832
Total HELOC – originations	**$ 323,912**	$ 383,375	$ 396,959	$ 659,741	$ 1,548,215
Total originations					
Full documentation	**$1,007,952**	$1,393,445	$1,811,165	$17,243,345	$23,923,357
Non full documentation	**77,470**	60,926	43,986	1,322,379	6,293,607
Payment choice (option ARM)	**-**	-	-	-	63,270
Sub-prime	**-**	-	-	316	650,993
Total originations (c)(d)	**$1,085,422**	$1,454,371	$1,855,151	$18,566,040	$30,931,227

(a) Adjustable rate mortgage (ARM).
(b) 2008 and 2007 include originations of OTC construction loans.
(c) 2008 and 2007 include $.2 billion and $2.6 billion of OTC construction loan originations, respectively. There were no originations of OTC construction loans in 2011, 2010 or 2009.
(d) Includes originations of both HTM and HFS loans.

Table 15 – HTM Loan Portfolio Detail – Consumer

(Dollars in thousands)	**2011**	2010	2009	2008	2007
Permanent mortgage (first liens) – HTM:					
Full documentation	**$ 596,572**	$ 766,158	$ 682,937	$ 732,439	$ 460,745
Non full documentation	**216,939**	356,150	383,645	373,502	20,394
Payment choice (Option ARM)	**13,918**	19,545	18,237	19,617	26,908
Sub-prime	**764**	705	848	1,226	2,373
Total permanent mortgage (first liens) – HTM (a)	**$ 828,193**	$1,142,558	$1,085,667	$ 1,126,784	$ 510,420
R/E installment loans – HTM:					
Full documentation	**$1,758,792**	$1,687,504	$1,912,747	$ 2,227,494	$ 2,398,247
Non full documentation	**442,719**	548,865	721,101	1,006,450	1,186,966
Sub-prime	**-**	-	-	656	248
Total home equity installment loans – HTM (b)	**$2,201,511**	$2,236,369	$2,633,848	$ 3,234,600	$ 3,585,461
HELOC – HTM:					
Full documentation	**$2,546,826**	$2,818,823	$2,908,790	$ 3,011,524	$ 3,026,204
Non full documentation	**1,143,209**	1,264,219	1,388,797	1,503,244	1,435,827
Total HELOC – HTM (c)	**$3,690,035**	$4,083,042	$4,297,587	$ 4,514,768	$ 4,462,031
Pre-modification OTC – HTM					
Full documentation	**$ 734**	$ 6,001	$ 71,448	$ 381,348	$ 974,504
Non full documentation	**1,557**	12,728	151,531	586,720	1,013,875
Payment choice (Option ARM)	**67**	547	6,508	12,730	19,910
Total Pre-modification OTC – HTM	**$ 2,358**	$ 19,276	$ 229,487	$ 980,798	$ 2,008,289
Total HTM:					
Full documentation	**$4,902,924**	$5,278,486	$5,575,922	$ 6,352,805	$ 6,859,700
Non full documentation	**1,804,424**	2,181,962	2,645,074	3,469,916	3,657,062
Payment choice (Option ARM)	**13,985**	20,092	24,745	32,347	46,818
Sub-prime	**764**	705	848	1,882	2,621
Total retail real estate	**$6,722,097**	$7,481,245	$8,246,589	$ 9,856,950	$10,566,201
Other retail	**$ 89,701**	$ 100,211	$ 121,526	$ 135,779	$ 144,019
Credit card receivables	**$ 191,992**	$ 192,437	$ 192,036	$ 189,554	$ 204,812
Total consumer loans	**$7,003,790**	$7,773,893	$8,560,151	$10,182,283	$10,915,032

(a) 2011 includes $40.6 million of restricted permanent mortgages.
(b) Home equity installment loans are primarily second liens.
(c) 2011 includes $600.2 million of restricted HELOC.

Loan Portfolio Concentrations

FHN has a concentration of loans secured by residential real estate (42 percent of total loans), the majority of which is in the consumer real estate portfolio (32 percent of total loans). Additionally, on December 31, 2011, FHN had a sizeable portfolio of bank-related loans, including TRUPs totaling $0.6 billion (8 percent of the C&I portfolio, or 4 percent of total loans). While the stronger borrowers in this portfolio class have stabilized, the weaker financial institutions remain under stress due to limited availability of market liquidity and capital, and the impact from economic conditions on these borrowers.

On December 31, 2011, FHN did not have any concentrations of C&I loans in any single industry of 10 percent or more of total loans.

The following table provides additional asset quality data by loan portfolio:

Table 16 – Asset Quality by Portfolio

	2011	2010	2009
C&I			
Period-end loans ($ millions)	**$8,015**	$7,338	$7,150
30+ Delinq. % (a)	**0.15%**	0.36%	0.96%
NPL %	**2.02**	2.92	1.89
Charge-offs %	**0.84**	1.23	1.67
Allowance / Loans %	**1.63**	3.26	3.87
Allowance / Charge-offs	**2.17x**	2.80x	2.27x
Income CRE			
Period-end loans ($ millions)	**$1,257**	$1,407	$1,774
30+ Delinq. % (a)	**0.76%**	1.20%	3.13%
NPL %	**5.50**	10.06	10.35
Charge-offs %	**1.30**	3.29	4.75
Allowance / Loans %	**3.15**	8.87	8.67
Allowance / Charge-offs	**2.27x**	2.39x	1.68x
Residential CRE			
Period-end loans ($ millions)	**$ 121**	$ 264	$ 640
30+ Delinq. % (a)	**0.72%**	3.19%	3.71%
NPL %	**37.87**	42.04	42.94
Charge-offs %	**6.88**	14.53	17.54
Allowance / Loans %	**13.20**	11.51	8.12
Allowance / Charge-offs	**1.26x**	0.49x	0.30x
Consumer Real Estate			
Period-end loans ($ millions)	**$5,291**	$5,618	$6,931
30+ Delinq. % (a)	**1.70%**	2.07%	2.31%
NPL %	**0.67**	0.58	0.26
Charge-offs %	**2.19**	2.92	2.83
Allowance / Loans %	**2.63**	2.67	3.10
Allowance / Charge-offs	**1.18x**	0.87x	1.03x
Permanent Mortgage			
Period-end loans ($ millions)	**$ 788**	$1,087	$1,086
30+ Delinq. % (a)	**3.33%**	5.16%	8.49%
NPL %	**4.15**	11.27	9.02
Charge-offs %	**7.15**	6.49	5.66
Allowance / Loans %	**2.55**	5.49	11.41
Allowance / Charge-offs	**0.29x**	0.90x	1.99x
Credit Card and Other			
Period-end loans ($ millions)	**$ 284**	$ 312	$ 543
30+ Delinq. % (a)	**1.33%**	1.43%	5.36%
NPL %	**0.75**	6.18	34.96
Charge-offs %	**5.23**	10.75	19.47
Allowance / Loans %	**2.49**	4.13	13.91
Allowance / Charge-offs	**0.46x**	0.32x	0.44x
Restricted Real Estate Loans (b)			
Period-end loans ($ millions) (c)	**$ 641**	$ 757	N/A
30+ Delinq. % (a)	**3.15%**	3.12%	N/A
NPL %	**1.04**	0.82	N/A
Charge-offs %	**4.50**	5.63	N/A
Allowance / Loans %	**4.97**	6.26	N/A
Allowance / Charge-offs	**1.02x**	1.01x	N/A

Certain previously reported amounts have been reclassified to agree with current presentation.
Loans are expressed net of unearned income.
(a) 30+ Delinquency % includes all accounts delinquent more than one month and still accruing interest.
(b) Prior to 2010, certain amounts were included in Consumer Real Estate.
(c) Includes $600.2 million of consumer real estate loans and $40.6 million of permanent mortgage loans.

Allowance for Loan Losses

Management's policy is to maintain the ALLL at a level sufficient to absorb estimated probable incurred losses in the loan portfolio. See Note 1 – Summary of Significant Accounting Policies for detailed discussion regarding FHN's policy for determining the ALLL. The total allowance for loan losses decreased 42 percent to $384.3 million on December 31, 2011, from $ 664.8 million on December 31, 2010. While there was aggregate improvement in borrowers' financial conditions in 2011, some of the decline in the ALLL is also attributable to a smaller loan portfolio. Overall the portfolio characteristics have changed as more than $1 billion of non-strategic balances have been reduced while the regional bank had growth year over year. The growth in the regional bank was driven by loans to mortgage companies, asset-based lending, general C&I and consumer loans. This portfolio shrinkage has had a direct impact on the composition of the loan portfolio from one balance sheet date to the next and thus has had an impact on the levels of estimated probable incurred losses within the portfolio as of the end of the reporting periods. As loans with higher levels of probable incurred loss content have been removed from the portfolio, this has influenced the allowance estimate resulting in lower required reserves. Additionally, the remaining portfolio has improved as commercial problem loan borrowers continued to adapt to the operating environment, FHN has been proactively identifying and working with problem borrowers and there has been modest improvement in economic conditions. The ratio of allowance for loan losses to total loans, net of unearned income, decreased to 2.34 percent on December 31, 2011 from 3.96 percent on December 31, 2010. The allowance attributable to individually impaired loans was $88.1 million compared to $115.4 million on December 31, 2011 and 2010, respectively.

The provision for loan losses is the charge to earnings that management determines to be necessary to maintain the ALLL at a sufficient level reflecting management's estimate of probable incurred losses in the loan portfolio. The provision for loan losses decreased 84 percent to $44.0 million in 2011 from $270.0 million in 2010. In 2011, the provision includes losses on loan sales of approximately $36 million with $29.8 million attributable to a sale of mostly nonperforming permanent mortgages within the non-strategic segment and the remainder attributable to commercial nonperforming loan sales in both the regional bank and non-strategic segments.

Though the rate of improvement is likely to slow, overall asset quality trends are expected to improve during 2012 assuming the economic trends remain stable or improve. The C&I portfolio is expected to continue to show positive trends as there has been aggregate improvement in the risk profile of commercial borrowers which has resulted in upward grade migration beginning in late 2010 and continuing through end of 2011; however, some volatility is possible in the short term. The income CRE portfolio remains under stress; however, FHN has observed signs of improvement as property values stabilize and guarantors have been willing to support borrowers. The remaining non-strategic consumer real estate and permanent mortgage portfolios should continue to wind-down and will have less of an impact on the overall credit metrics in the future in comparison to prior periods. Continued improvement in performance of the home equity portfolio assumes an ongoing economic recovery as consumer delinquency and loss rates are highly correlated with unemployment trends.

The following table provides reserve rates and balances for the loan portfolio:

Table 17 – Reserve Rates

	2011		2010		2009		2008		2007	
	ALLL/ Loans %	**Period End Loans % of Total**	ALLL/ Loans %	Period End Loans % of Total	ALLL/ Loans %	Period End Loans % of Total	ALLL/ Loans %	Period End Loans % of Total	ALLL/ Loans %	Period End Loans % of Total
Total commercial loans	**1.98%**	**57%**	4.38%	54%	5.04%	53%	3.53%	52%	2.00%	51%
Consumer real estate (a)	**2.80**	**36**	3.10	38	3.10	38	2.35	36	0.56	36
Permanent mortgage (a)	**3.16**	**5**	5.49	6	11.41	6	4.76	5	0.20	2
OTC (Consumer Residential Construction Loans)	**9.24**	*	22.80	*	26.85	1	20.44	5	2.99	9
Credit card and other	**2.44**	**2**	2.90	2	4.45	2	6.60	2	3.44	2

* Amount is less than one percent.
(a) Includes restricted real estate loans.

Consolidated Net Charge-offs

Net charge-offs were $324.4 million in 2011 compared with $526.7 million in 2010. The ALLL was 1.18 times net charge-offs for 2011 compared with 1.26 times net charge-offs for 2010. The net charge-offs to average loans ratio decreased from 3.07 percent in 2010 to 2.02 percent in 2011 due to a 38 percent decline in net charge-offs and a 6 percent decrease in average loans from 2010. For all portfolios except permanent mortgage, net charge offs declined in 2011 and were primarily attributable to improved performance of the loan portfolio and continued reduction of the non-strategic portfolios. In 2011, FHN recognized $47.6 million of charge-offs associated with bulk sales, a majority of which were nonperforming permanent mortgages.

The decline in commercial loan net charge-offs contributed to over half of the decline in total consolidated net charge-offs. The reduction in residential CRE net charge-offs was $49.6 million and drove a significant decline in commercial net charge-offs as FHN continues to wind down this portfolio. The borrowers' ability to refinance with other institutions given their improved quality and less rigid industry credit standards contributed to a $34.6 million decline in commercial net charge-offs from 2010 while the improved performance of C&I loans contributed to a $25.5 million reduction of commercial net charge-offs.

Improvement of the retail portfolios contributed to a $92.6 million decline in consolidated net charge-offs. Net charge-offs of consumer real estate loans declined $55.1 million to $118.2 million in 2011 with nearly all of the decline attributable to the non-strategic segment. In 2011, net charge-offs of OTC loans were $4.9 million compared to $26.4 million in 2010. Net charge-offs of permanent mortgage portfolio increased $3.1 million to $69.2 million in 2011 from 2010. Net charge-offs in 2011 included $40.2 million associated with a bulk sale of nonperforming loans in 2011. The net charge-offs of restricted real estate and mortgage loans decreased $15.7 million to $31.3 million in 2011 from 2010.

The following table provides consolidated asset quality information for 2008 through 2011. When FHN began experiencing increased credit deterioration, reporting of credit metrics and methodologies for measuring and monitoring credit risk became more granular and internal classification of loans began to slightly deviate in certain cases from the disclosure line items previously established. The ALLL rollforward below is based on FHN's portfolio segments defined in accordance with the adoptions of amendments to ASC 310. Consequently, asset quality metrics for certain historical periods are not available.

Table 18 – Analysis of Allowance for Loan Losses and Charge-offs

(Dollars in thousands)	**2011**	2010	2009	2008
Allowance for loan losses:				
Beginning balance	**$ 664,799**	$ 896,914	$ 849,210	$ 342,341
Adjustment due to amendments of ASC 810	**-**	24,578	-	-
Provision for loan losses	**44,000**	270,000	880,000	1,080,000
Acquisitions/(divestitures), net	**-**	-	-	(370)
Charge-offs:				
Commercial, financial, and industrial	**76,728**	97,271	129,283	105,621
Commercial real estate	**41,147**	127,323	277,461	193,518
Consumer real estate	**132,427**	188,694	224,853	124,102
Permanent mortgages	**74,614**	67,829	63,004	6,913
OTC	**5,236**	30,609	161,730	143,541
Credit card and other	**14,017**	16,956	20,630	18,733
Restricted real estate loans	**33,099**	47,859	N/A	N/A
Total charge-offs	**377,268**	576,541	876,961	592,428
Recoveries:				
Commercial, financial, and industrial	**16,562**	11,630	7,594	4,495
Commercial real estate	**11,047**	13,030	10,790	2,386
Consumer real estate	**14,268**	15,464	16,244	7,269
Permanent mortgages	**5,375**	1,658	797	546
OTC	**327**	4,162	6,529	2,253
Credit card and other	**3,490**	3,068	2,711	2,718
Restricted real estate loans	**1,751**	836	N/A	N/A
Total recoveries	**52,820**	49,848	44,665	19,667
Net charge-offs	**324,448**	526,693	832,296	572,761
Ending balance	**$ 384,351**	$ 664,799	$ 896,914	$ 849,210
Reserve for unfunded commitments	**$ 6,945**	$ 14,253	$ 19,685	$ 18,752
Total of allowance for loan losses and reserve for unfunded commitments	**391,296**	679,052	916,599	867,962
Loans and commitments:				
Period end loans, net of unearned	**$16,397,127**	$16,782,572	$18,123,884	$21,278,190
Insured retail residential and construction loans (a)	**99,024**	174,621	365,602	591,116
Loans excluding insured loans	**$16,298,103**	$16,607,951	$17,758,282	$20,687,074
Remaining unfunded commitments (millions)	**$ 7,435**	$ 7,904	$ 8,371	$ 9,601
Average loans, net of unearned	**$16,056,818**	$17,131,798	$19,579,267	$21,660,704
Allowance and net charge-off ratios (b):				
Allowance to total loans	**2.34%**	3.96%	4.95%	3.99%
Allowance to total loans excluding insured loans	**2.36**	4.00	5.05	4.11
Allowance to net charge-offs	**1.18x**	1.26x	1.08x	1.48x
Net charge-offs to average loans	**2.02%**	3.07%	4.25%	2.64%

Certain previously reported amounts have been reclassified to agree with current presentation.

(a) Whole-loan insurance has been obtained on certain retail residential and construction loans.

(b) Loans net of unearned income. Net charge-off ratios are calculated based on average loans.

The following table provides consolidated asset quality information in the format previously presented for 2007:

Table 19 – Analysis of Allowance for Loan Losses and Charge-offs

(Dollars in thousands)	2007
Allowance for loan losses:	
Beginning balance	$ 216,285
Provision for loan losses	272,765
Loans transferred to held for sale	2,655
Acquisitions/(divestitures), net	(17,598)
Charge-offs:	
Commercial:	
Commercial, financial, and industrial	42,639
Real estate commercial	2,504
Real estate construction	26,272
Retail:	
Consumer real estate (a)	37,345
OTC	23,806
Other retail	7,490
Credit card receivables	6,851
Total charge-offs	146,907
Recoveries:	
Commercial:	
Commercial, financial, and industrial	7,169
Real estate commercial	223
Real estate construction	2
Retail:	
Consumer real estate (a)	4,256
OTC	280
Other retail	2,458
Credit card receivables	753
Total recoveries	15,141
Net charge-offs	131,766
Ending balance	$ 342,341
Reserve for unfunded commitments	$ 10,726
Total of allowance for loan losses and reserve for unfunded commitments	$ 353,067
Loans and commitments:	
Period end loans, net of unearned	$22,103,516
Insured retail residential and construction loans (b)	913,164
Loans excluding insured loans	$21,190,352
Remaining unfunded commitments (millions)	$ 14,099
Average loans, net of unearned	$22,106,682
Allowance and net charge off ratios (c):	
Allowance to total loans	1.55%
Allowance to total loans excluding insured loans	1.62
Allowance to net charge-offs	2.60x
Net charge-offs to average loans	0.60%

(a) Includes permanent mortgages. Historical information for this portfolio is not available.
(b) Whole-loan insurance is obtained on certain retail residential and construction loans.
(c) Loans net of unearned income. Net charge-off ratios are calculated based on average loans.

Nonperforming Assets

Nonperforming loans are loans placed on nonaccrual status if it becomes evident that full collection of principal and interest is at risk, impairment has been recognized as a partial charge-off of principal balance, or on a case-by-case basis if FHN continues to receive principal and interest payments but there are atypical loan structures or other borrower specific issues. FHN does have a meaningful portion of loans that are classified as nonaccrual but where loan payments are received. These, along with foreclosed real estate, excluding foreclosed real estate from government insured mortgages, represent nonperforming assets ("NPAs"). Foreclosed assets are recognized at fair value less estimated costs of disposal at foreclosure. See Note 1 – Summary of Significant Accounting Policies for additional detail regarding FHN's policies for nonaccrual loans.

Nonperforming assets decreased to $521.2 million on December 31, 2011, from $836.5 million on December 31, 2010. The nonperforming assets ratio (nonperforming assets to period-end loans and foreclosed real estate) decreased to 2.57 percent in 2011 from 4.48 percent in 2010 due to a 38 percent decline in nonperforming assets. Nonperforming loans in the loan portfolio declined $292.8 million to $354.1 million on December 31, 2011, as nearly all loan portfolios declined from a year ago.

C&I nonperforming loans decreased to $162.2 million in 2011 from $214.0 million in 2010 but the decrease was mitigated by a $22.7 million increase in nonperforming TRUPs within the non-strategic segment. Commercial real estate NPLs declined $137.5 million to $115.0 million in 2011. Nonperforming permanent mortgages decreased $89.8 million from 2010 to $32.7 million which was primarily due to the bulk sale in fourth quarter 2011. Consumer real estate nonperforming loans increased $2.9 million to $35.4 million primarily due to a rise in troubled debt restructurings ("TDRs") as FHN continues to work with troubled borrowers by modifying the terms of home equity and installment loans. Nonperforming loans classified as HFS increased $19.1 million to $98.2 million on December 31, 2011, which was primarily driven by elevated repurchases of loans, a significant portion of which are delinquent, and modifications classified as TDRs. Loans in HFS are recorded at elected fair value or lower of cost or market and do not carry reserves.

The ratio of ALLL to NPLs in the loan portfolio improved to 1.09 times in 2011 compared to 1.03 times in 2010. Because of FHN's methodology of charging down individually impaired collateral dependent commercial loans, this ratio becomes skewed as these loans are included in nonperforming loans but reserves for these loans are typically not carried in the ALLL as impairment is charged off. The individually impaired collateral dependent commercial loans that do not carry reserves were $125.3 million on December 31, 2011, compared with $207.6 million on December 31, 2010. Consequently, NPLs in the loan portfolio for which reserves are actually carried were $228.8 million as of December 31, 2011. Charged-down individually impaired collateral dependent commercial loans represented 35 percent of nonperforming loans in the loan portfolio as of December 31, 2011.

Generally, when a loan is placed on nonaccrual status, FHN applies the entire amount of any subsequent payments (including interest) to the outstanding principal balance. Consequently, a substantial portion of the interest received related to nonaccrual loans has been applied to principal. Under the original terms of the loans, interest income would have been approximately $17 million, $34 million, and $50 million for nonaccrual and impaired loans during 2011, 2010, and 2009, respectively.

Table 20 below provides an activity rollforward of foreclosed real estate balances for the periods ended December 31, 2011 and 2010. The balance of foreclosed real estate, exclusive of inventory from government insured mortgages, decreased to $68.9 million as of December 31, 2011 from $110.5 million in 2010. Both inflows of assets into foreclosure status and the amount disposed declined in 2011 when compared with 2010. The decline in inflow is primarily due to FHN's continued efforts to prevent foreclosures by restructuring loans and working with borrowers and also due to an overall slowdown in foreclosure proceedings nationwide given additional scrutiny from regulators of the foreclosure practices of financial institutions and mortgage companies. Adjustments to the fair value of foreclosed assets were relatively flat between the periods. See the discussion of Foreclosure Practices in the Market Uncertainties and Prospective Trends section of MD&A for information regarding the impact on FHN.

Table 20 – Rollforward of Foreclosed Real Estate

(Dollars in thousands)	**2011**	2010
Balance on January 1 (a)	**$110,536**	$ 113,709
Valuation adjustments	**(18,358)**	(18,097)
New foreclosed property	**63,932**	180,506
Capitalized expenses	**2,340**	4,278
Disposals:		
Single transactions	**(83,006)**	(166,309)
Bulk sales	**(6,130)**	(3,551)
Auctions	**(430)**	-
Balance on December 31 (a)	**$ 68,884**	$ 110,536

(a) Excludes foreclosed real estate related to government insured mortgages.

Past Due Loans and Potential Problem Assets

Past due loans are loans contractually past due 90 days or more as to interest or principal payments, but which have not yet been put on nonaccrual status. Loans in the portfolio that are 90 days or more past due decreased to $51.8 million on December 31, 2011, from $79.2 million on December 31, 2010, primarily led by reductions in permanent mortgages and consumer real estate loans. Loans 30 to 89 days past due decreased $62.4 million to $110.8 million on December 31, 2011 as loans 30-89 days past due for all portfolios declined. Potential problem assets represent those assets where information about possible credit problems of borrowers has caused management to have serious doubts about the borrower's ability to comply with present repayment terms. This definition is believed to be substantially consistent with the standards established by the Office of the Comptroller of the Currency ("OCC") for loans classified substandard. Potential problem assets in the loan portfolio, which includes loans past due 90 days or more but excludes nonperforming assets, decreased to $.7 billion on December 31, 2011, from $1.1 billion on December 31, 2010. The current expectation of losses from potential problem assets has been included in management's analysis for assessing the adequacy of the allowance for loan losses.

Table 21 – Nonperforming Assets and Delinquencies on December 31

(Dollars in thousands)	**2011**	2010	2009	2008	2007
Total nonperforming loans (a)	**$ 452,276**	$ 725,966	$ 937,684	$ 1,053,649	$ 307,086
Total foreclosed real estate & other assets (b)	**68,884**	110,536	113,709	104,308	85,341
Total nonperforming assets	**$ 521,161**	$ 836,502	$ 1,051,393	$ 1,157,957	$ 392,427
Total loans, net of unearned income	**$16,397,127**	$16,782,572	$18,123,884	$21,278,190	$22,103,516
Foreclosed real estate from GNMA loans	**16,360**	14,865	11,481	21,230	18,642
Potential problem assets (c)	**729,421**	1,144,185	1,382,698	1,180,942	222,471
Loans 30 to 89 days past due	**110,813**	173,233	291,022	360,735	287,949
Loans 30 to 89 days past due – guaranteed portion (d)	**67**	3,801	76	94	92
Loans 90 days past due	**51,776**	79,244	137,823	85,364	56,755
Loans 90 days past due – guaranteed portion (d)	**159**	264	239	228	178
Loans held for sale 30 to 89 days past due	**9,817**	17,291	35,047	45,307	57,317
Loans held for sale 30 to 89 days past due – guaranteed portion (d)	**7,418**	6,980	35,047	45,296	57,317
Loans held for sale 90 days past due	**54,649**	49,409	44,520	47,704	194,754
Loans held for sale 90 days past due – guaranteed portion (d)	**42,090**	39,620	40,013	42,250	190,721
Ratios:					
Allowance to nonperforming loans in the loan portfolio	**1.09x**	1.03x	1.00x	0.81x	1.21x
NPL % (e)	**2.16%**	3.85%	4.96%	4.91%	1.28%
NPA % (f)	**2.57%**	4.48%	5.56%	5.38%	1.59%

(a) 2011, 2010, 2009, and 2008 include $98.2 million, $79.1 million, $38.3 million, and $8.5 million respectively, of loans held for sale.
(b) Excludes foreclosed assets acquired through GNMA's repurchase program.
(c) Includes past due loans.
(d) Guaranteed loans include FHA, VA, student, and GNMA loans repurchased through the GNMA repurchase program.
(e) Nonperforming loans in the loan portfolio to total period end loans.
(f) Nonperforming assets related to the loan portfolio to total loans plus foreclosed real estate and other assets.

Troubled Debt Restructuring and Loan Modifications

As part of FHN's ongoing risk management practices, FHN attempts to work with borrowers when appropriate, to extend or modify loan terms to better align with their current ability to repay. Extensions and modifications to loans are made in accordance with internal policies and guidelines which conform to regulatory guidance. Each occurrence is unique to the borrower and is evaluated separately. In a situation where an economic concession has been granted to a borrower that is experiencing financial difficulty, FHN identifies and reports that loan as a Troubled Debt Restructuring ("TDR"). FHN considers regulatory guidelines when restructuring loans to ensure that prudent lending practices are followed. As such, qualification criteria and payment terms consider the borrower's current and prospective ability to comply with the modified terms of the loan. Additionally, FHN structures loan modifications to amortize the debt within a reasonable period of time. See Note 4 – Loans for further discussion regarding TDRs.

Commercial Loan Modifications

As part of FHN's credit risk management governance processes, the Loan Rehab and Recovery Department ("LRRD") is responsible for managing most commercial and commercial real estate relationships with borrowers whose financial condition has deteriorated to such an extent that the credits are being considered for impairment, classified as substandard or worse, placed on nonaccrual status, foreclosed or in process of foreclosure, or in active or contemplated litigation. LRRD has the authority and responsibility to enter into workout and/or rehabilitation agreements with troubled commercial borrowers in order to mitigate and/or minimize the amount of credit losses recognized from these problem assets. The range of commercial workout strategies utilized by LRRD to mitigate the likelihood of loan losses is commensurate with the degree of commercial credit quality deterioration. While every circumstance is different, LRRD will generally use forbearance agreements (generally 3-6 months) as an element of commercial loan workouts, which include reduced interest rates, reduced payments, release of guarantor, or entering into short sale agreements. Senior credit management tracks classified loans and performs periodic reviews of such assets to understand FHN's interest in the borrower, the most recent financial results of the borrower, and the associated loss mitigation approaches and/or exit plans that the loan relationship and/or loan workout/rehab officer has developed for those relationships. After initial identification, relationship managers prepare regular updates for review and discussion by more senior business line and credit officers.

The ultimate effectiveness of rehab and workout efforts is reflected by the collection of all outstanding principal and interest amounts contractually due. Also, proper upgrading of a credit's internal inherent risk rating over time could also be reflective of success of loss mitigation efforts.

The individual impairment assessments completed on commercial loans in accordance with the Accounting Standards Codification Topic related to Troubled Debt Restructurings ("ASC 310-40") include loans classified as TDRs as well as loans that may have been modified yet not classified as TDRs by management. For example, a modification of loan terms that management would generally not consider to be a TDR could be a temporary extension of maturity to allow a borrower to complete an asset sale whereby the proceeds of such transaction are to be paid to satisfy the outstanding debt. Additionally, a modification that extends the term of a loan, but does not involve reduction of principal or accrued interest, in which the interest rate is adjusted to reflect current market rates for similarly situated borrowers is not considered a TDR. Nevertheless, each assessment will take into account any modified terms and will be comprehensive to ensure appropriate impairment assessment. If individual impairment is identified, management will either hold specific reserves on the amount of impairment, or if the loan is collateral dependent, write down the carrying amount of the asset to the net realizable value of the collateral.

Consumer Loan Modifications

Although FHN does not currently participate in any of the loan modification programs sponsored by the U.S. government, FHN does modify consumer loans using parameters of Home Affordable Modification Programs ("HAMP"). Generally, a majority of loans modified under any such proprietary programs are classified as TDRs.

Within the HELOC, R/E installment loans, and permanent mortgage classes of the consumer portfolio segment, TDRs are typically modified by reducing the interest rate (in increments of 25 basis points to a minimum of 1 percent for up to 5 years) and a possible maturity date extension to reach an affordable housing debt ratio. Contractual maturities may be extended up to 40 years on permanent mortgages and up to 20 years for consumer real estate loans. Within the credit card class of the consumer portfolio segment, TDRs are typically modified through either a short-term credit card hardship program or a longer-term credit card workout program. In the credit card hardship program, borrowers may be granted rate and payment reductions for 6 months to 1 year. In the credit card workout program, customers are granted a rate reduction to 0 percent and term extensions for up to 5 years to pay off the remaining balance.

Following a TDR, modified loans within the consumer portfolio which were previously evaluated for impairment on a collective basis determined by their smaller balances and homogenous nature become subject to the impairment guidance in ASC 310-10-35 which requires individual evaluation of the debt for impairment. However, as applicable accounting guidance allows, FHN may aggregate certain smaller-balance homogeneous TDRs and use historical statistics, such as aggregated charge-offs amounts and average amount recovered, along with a composite effective interest rate to measure impairment when such impaired loans have risk characteristics in common.

On December 31, 2011 and 2010, FHN had portfolio loans classified as TDRs of $284.2 million and $282.8 million, respectively. Additionally, FHN had restructured $98.0 million and $56.0 million of loans HFS as of December 31, 2011 and 2010, respectively. For restructured loans in the portfolio, FHN had loan loss reserves of $52.7 million, or 19 percent, as of December 31, 2011. The rise in TDRs from 2010 resulted from increased loan modifications of troubled borrowers in an attempt to prevent foreclosure and to mitigate losses to FHN.

The following table provides a summary of TDRs for the periods ended December 31, 2011 and 2010:

Table 22 – Troubled Debt Restructurings

	As of December 31, 2011		As of December 31, 2010	
(Dollars in thousands)	**Number**	**Amount**	Number	Amount
Held to maturity:				
Permanent mortgage:				
Current	**97**	**$ 61,666**	51	$ 35,383
Delinquent	**3**	**1,427**	9	3,885
Non-accrual	**23**	**9,971**	86	57,497
Total permanent mortgage	**123**	**73,064**	146	96,765
Home equity:				
Current	**814**	**96,742**	427	49,344
Delinquent	**31**	**4,028**	12	1,392
Non-accrual	**146**	**19,356**	155	19,038
Total home equity	**991**	**120,126**	594	69,774
Credit card and other:				
Current	**369**	**980**	153	682
Delinquent	**35**	**137**	20	82
Non-accrual	**-**	**-**	-	-
Total OTC, credit card, and other	**404**	**1,117**	173	764
Commercial loans:				
Current	**41**	**38,074**	56	41,855
Delinquent	**6**	**5,780**	9	12,781
Non-accrual	**54**	**46,059**	50	60,901
Total commercial loans	**101**	**89,913**	115	115,537
Total held to maturity	**1,619**	**284,220**	1,028	282,840
Held-for-sale:				
Current	**244**	**54,217**	136	23,135
Delinquent	**140**	**21,878**	122	18,391
Non-accrual	**56**	**21,875**	27	14,455
Total held-for-sale	**440**	**97,970**	285	55,981
Total troubled debt restructurings	**2,059**	**$382,190**	1,313	$338,821

RISK MANAGEMENT

FHN derives revenue from providing services and, in many cases, assuming and managing risk for profit which exposes the Company to business strategy and reputational, interest rate, liquidity, market, capital adequacy, operational, compliance, and credit risks that require ongoing oversight and management. FHN has an enterprise-wide approach to risk governance, measurement, management, and reporting including an economic capital allocation process that is tied to risk profiles used to measure risk-adjusted returns. Through an enterprise-wide risk governance structure and a statement of risk tolerance approved by the Board, management continually evaluates the balance of risk/return and earnings volatility with shareholder value.

FHN's enterprise-wide risk governance structure begins with the Board. The Board, working with the Executive & Risk Committee of the Board, establishes the Company's risk tolerance by approving policies and limits that provide standards for the nature and the level of risk the Company is willing to assume. The Board regularly receives reports on management's performance against the Company's risk tolerance primarily through the Board's Executive & Risk and Audit Committees.

To further support the risk governance provided by the Board, FHN has established accountabilities, control processes, procedures, and a management governance structure designed to align risk management with risk-taking throughout the Company. The control procedures are aligned with FHN's four components of risk governance: (1) Specific Risk Committees; (2) the Risk Management Organization; (3) Business Unit Risk Management; and (4) Independent Assurance Functions.

1. Specific Risk Committees: The Board has delegated authority to the Chief Executive Officer ("CEO") to manage Business Strategy and Reputation Risk, and the general business affairs of the Company under the Board's oversight. The CEO utilizes the executive management team and the Executive Risk Management Committee to carry out these duties and to analyze existing and emerging strategic and reputation risks and determines the appropriate course of action. The Executive Risk Management Committee is comprised of the CEO and certain officers designated by the CEO. The Executive Risk Management Committee is supported by a set of specific risk committees focused on unique risk types (e.g. liquidity, credit, operational, etc). These risk committees provide a mechanism that assembles the necessary expertise and perspectives of the management team to discuss emerging risk issues, monitor the Company's risk-taking activities, and evaluate specific transactions and exposures. These committees also monitor the direction and trend of risks relative to business strategies and market conditions and direct management to respond to risk issues.

2. The Risk Management Organization: The Company's risk management organization, led by the Chief Risk Officer and Chief Credit Officer, provides objective oversight of risk-taking activities. The risk management organization translates FHN's overall risk tolerance into approved limits and formal policies and is supported by corporate staff functions, including the Corporate Secretary, Legal, Finance, Human Resources, and Technology. Risk management also works with business units and functional experts to establish appropriate operating standards and monitor business practices in relation to those standards. Additionally, risk management proactively works with business units and senior management to focus management on key risks in the Company and emerging trends that may change FHN's risk profile. The Chief Risk Officer has overall responsibility and accountability for enterprise risk management and aggregate risk reporting.

3. Business Unit Risk Management: The Company's business units are responsible for identifying, acknowledging, quantifying, mitigating, and managing all risks arising within their respective units. They determine and execute their business strategies, which puts them closest to the changing nature of risks and they are best able to take the needed actions to manage and mitigate those risks. The business units are supported by the risk management organization that helps identify and consider risks when making business decisions. Management processes, structure, and policies are designed to help ensure compliance with laws and regulations as well as provide organizational clarity for authority, decision-making, and accountability. The risk governance structure supports and promotes the escalation of material items to executive management and the Board.

4. Independent Assurance Functions: Internal Audit, Credit Risk Assurance, and Model Validation provide an independent and objective assessment of the design and execution of the Company's internal control system, including management systems, risk governance, and policies and procedures. These groups' activities are designed to provide reasonable assurance that risks are appropriately identified and communicated; resources are safeguarded; significant financial, managerial, and operating information is complete, accurate, and reliable; and employee actions are in compliance with the Company's policies and applicable laws and regulations. Internal Audit and Model Validation report to the Audit Committee of the Board while Credit Risk Assurance reports to the Executive & Risk Committee of the Board.

MARKET RISK MANAGEMENT

Capital markets buys and sells various types of securities for its customers. When these securities settle on a delayed basis, they are considered forward contracts. Securities inventory positions are generally procured for distribution to customers by the sales staff, and the Asset Liability Committee ("ALCO") policies and guidelines have been established with the objective of limiting the risk in managing this inventory.

CAPITAL MANAGEMENT AND ADEQUACY

The capital management objectives of FHN are to provide capital sufficient to cover the risks inherent in FHN's businesses, to maintain excess capital to well-capitalized standards, and to assure ready access to the capital markets. The Capital Management Committee, chaired by the Vice President of Treasury and Funds Management, reports to ALCO and is responsible for capital management oversight and provides a forum for addressing management issues related to capital adequacy. This committee reviews sources and uses of capital, key capital ratios, segment economic capital allocation methodologies, and other factors in monitoring and managing current capital levels, as well as potential future sources and uses of capital. The Capital Management Committee also recommends capital management policies, which are submitted for approval to ALCO and the Executive & Risk Committee and the Board as necessary.

OPERATIONAL RISK MANAGEMENT

Operational risk is the risk of loss from inadequate or failed internal processes, people, and systems or from external events. This risk is inherent in all businesses. Operational risk is divided into the following risk areas, which have been established at the corporate level to address these risks across the entire organization:

- Business Continuity Planning/Records Management
- Compliance/Legal
- Program Governance
- Fiduciary
- Security/Internal and External Fraud
- Financial (including disclosure)
- Information Technology
- Vendor

Management, measurement, and reporting of operational risk are overseen by the Operational Risk, Fiduciary, and Financial Governance Committees. Key representatives from the business segments, operating units, and supporting units are represented on these committees as appropriate. These governance committees manage the individual operational risk types across the company by setting standards, monitoring activity, initiating actions, and reporting exposures and results. Summary reports of these Committees' activities and decisions are provided to the Executive Risk Management Committee. Emphasis is dedicated to refinement of processes and tools to aid in measuring and managing material operational risks and providing for a culture of awareness and accountability.

COMPLIANCE RISK MANAGEMENT

Compliance risk is the risk of legal or regulatory sanctions, material financial loss, or loss to reputation as a result of failure to comply with laws, regulations, rules, related self-regulatory organization standards, and codes of conduct applicable to FHN's activities. Management, measurement, and reporting of compliance risk are overseen by the Compliance Risk Committee. Key executives from the business segments, legal, risk management, and service functions are represented on the Committee. Summary reports of Committee activities and decisions are provided to the appropriate governance committees. Reports include the status of regulatory activities, internal compliance program initiatives, and evaluation of emerging compliance risk areas.

CREDIT RISK MANAGEMENT

Credit risk is the risk of loss due to adverse changes in a borrower's or counterparty's ability to meet its financial obligations under agreed upon terms. FHN is subject to credit risk in lending, trading, investing, liquidity/funding, and asset management activities. The nature and amount of credit risk depends on the types of transactions, the structure of those transactions and the parties involved. In general, credit risk is incidental to trading, liquidity/funding, and asset management activities, while it is central to the profit strategy in lending. As a result, the majority of credit risk is associated with lending activities.

FHN assesses and manages credit risk through a series of policies, processes, measurement systems, and controls. The Credit Risk Management Committee ("CRMC") is responsible for overseeing the management of existing and emerging credit risks in the company within the broad risk tolerances established by the Board. The Credit Risk Management function, led by the Chief Credit Officer, provides strategic and tactical credit leadership by maintaining policies, overseeing credit approval and servicing, and managing portfolio composition and performance.

The CRMC reviews on a periodic basis various reports issued by assurance functions which give it independent assessment of adequacy of loan servicing, grading and other key functions. Additionally, CRMC is presented and discusses various portfolios, lending activity and lending related projects. The Credit Risk Management function assesses the portfolio trends and the results of these processes and utilizes this information to inform management regarding the current state of credit quality and as a factor of the estimation process for determining the allowance for loan losses.

All of the above activities are subject to independent review by FHN's Credit Risk Assurance Group. The Executive Vice President of Credit Risk Assurance is appointed by and reports to the Executive & Risk Committee of the Board. Credit Risk Assurance is charged with providing the Board and executive management with independent, objective, and timely assessments of FHN's portfolio quality, credit policies, and credit risk management processes.

Management strives to identify potential problem loans and nonperforming loans early enough to correct the deficiencies and prevent further credit deterioration. It is management's objective that both charge-offs and asset write-downs are recorded promptly based on management's assessments of the borrower's ability to repay and current collateral values.

INTEREST RATE RISK MANAGEMENT

Interest rate risk is the risk that changes in interest rates will adversely affect assets, liabilities, capital, income, and/or expense at different times or in different amounts. ALCO, a committee consisting of senior management that meets regularly, is responsible for coordinating the financial management of interest rate risk. FHN primarily manages interest rate risk by structuring the balance sheet to attempt to maintain the desired level of associated earnings while operating within prudent risk limits and thereby preserving the value of FHN's capital.

Net interest income and the financial condition of FHN are affected by changes in the level of market interest rates as the repricing characteristics of loans and other assets do not necessarily match those of deposits, other borrowings, and capital. When earning assets reprice more quickly than liabilities (when the balance sheet is asset-sensitive), net interest income will benefit in a rising interest rate environment and will be negatively impacted when interest rates decline. In the case of floating rate assets and liabilities with similar repricing frequencies, FHN may also be exposed to basis risk which results from changing spreads between earning and borrowing rates.

Net Interest Income Simulation Analysis

Management uses interest rate exposure models to formulate strategies to improve balance sheet positioning, earnings, or both, within FHN's interest rate risk, liquidity, and capital guidelines. The information provided in this section, including the discussion regarding simulation analysis and rate shock analysis, is forward-looking. Actual results could differ because of interest rate movements, the ability of management to execute its business plans, and other factors, including those presented in the Forward-Looking Statements section of this MD&A. FHN uses simulation analysis as its primary tool to evaluate interest rate risk exposure. This type of analysis computes net interest income at risk under a variety of market interest rate scenarios to dynamically identify interest rate risk exposures exclusive of the potential impact on fee income. This simulation, which considers forecasted balance sheet changes, prepayment speeds, deposit mix, pricing impacts, and other changes in the net interest spread, provides an estimate of the annual net interest income at risk for given changes in interest rates. The results help FHN develop strategies for managing exposure to interest rate risk. Like any forecasting technique, interest rate simulation modeling is based on a number of assumptions and judgments. In this case, the assumptions relate primarily to loan and deposit growth, asset and liability prepayments, interest rates, and on- and off-balance sheet hedging strategies. Management believes the assumptions used in its simulations are reasonable. Nevertheless, simulation modeling provides only a sophisticated estimate, not a precise calculation of exposure to changes in interest rates.

The simulation models used to analyze net interest income create various at-risk scenarios looking at increases and/or decreases in interest rates from instantaneous and staggered movements over a certain time period. In addition, the risk of changes in the yield curve is estimated by flattening and steepening the yield curve to extreme historical levels to simulate net interest income exposure. Management reviews these different scenarios to determine alternative strategies and executes based on that evaluation. The models are regularly updated to incorporate management action. Any scenarios that indicate a change in net interest income of 3 percent or more from a base net interest income are presented to the Board quarterly. At December 31, 2011, the interest rate environment remained at an unprecedented low level. Under these market conditions, traditional scenarios forecasting declining rates are no longer meaningful. Accordingly, declining rate shock scenarios (including minus 25 basis points and minus 200 basis points) that had been modeled in prior periods were not performed.

The remaining scenarios performed attempt to capture risk to net interest income from rising rates and changes in the shape of the yield curve. Based on the rate sensitivity position on December 31, 2011, net interest income exposure over the next 12 months to a rate shock of plus 200 basis points is estimated to be a favorable variance of approximately 10 percent of base net interest income. A flattening yield curve scenario where short-term rates increase and long-term rates are static, results in a favorable variance in net interest income of approximately 2 percent. These hypothetical scenarios are used as one estimate of risk, and do not necessarily represent management's current view of future interest rates or market developments.

Fair Value Shock Analysis

Interest rate risk and the slope of the yield curve also affects the fair value of MSR and capital markets' trading inventory that are reflected in mortgage banking and capital markets' noninterest income, respectively. Low or declining interest rates typically lead to lower servicing-related income due to the impact of higher loan prepayments on the value of MSR while high or rising interest rates typically increase servicing-related income. To determine the amount of interest rate risk and exposure to changes in fair value of MSR, FHN uses multiple scenario rate shock analysis, including the magnitude and direction of interest rate changes, prepayment speeds, and other factors that could affect mortgage banking income.

Generally, low or declining interest rates with a positively sloped yield curve tend to increase capital markets' income through higher demand for fixed income products. Additionally, the fair value of capital markets' trading inventory can fluctuate as a result of differences between current interest rates when compared to the interest rates of fixed-income securities in the trading inventory.

Derivatives

FHN utilizes derivatives to protect against unfavorable fair value changes resulting from changes in interest rates of MSR and other retained assets. Derivative instruments are also used to protect against the risk of loss arising from adverse changes in the fair value of a portion of capital markets' securities inventory due to changes in interest rates. Interest rate contracts (potentially including swaps and swaptions) and mortgage forward purchase contracts are utilized to protect against MSR prepayment risk that generally accompanies declining interest rates. Net interest income earned on swaps and similar derivative instruments, used to protect the value of MSR, increases when the yield curve steepens and decreases when the yield curve flattens or inverts. Capital markets may enter into futures and options contracts to economically hedge interest rate risk associated with changes in fair value currently recognized in capital markets' noninterest income.

Other than the impact related to the immediate change in market value of the balance sheet, such as MSR, these simulation models and related hedging strategies exclude the dynamics related to how fee income and noninterest expense may be affected by actual changes in interest rates or expectations of changes. See Note 25 – Derivatives for additional discussion of these instruments.

Table 23 details the interest rate sensitivity profile on December 31, 2011, on capital markets trading securities based on projected cash flows categorized by anticipated settlement date and mortgage banking trading securities categorized by expected maturity dates. Additionally, this table provides the average rates earned on these trading securities and both the notional and fair values of derivative financial instruments held for trading.

Table 23 – Risk Sensitivity Analysis

Held for Trading *(Dollars in millions)*	2012	2013	2014	2015	2016	2017+	Total	Fair Value
Assets:								
Trading securities	$ 962	-	-	-	-	$ 26	$ 988	$ 988
Average interest rate	3.08%	-	-	-	-	9.88%	3.41%	
Interest Rate Derivatives (notional value):								
Capital Markets:								
Forward contracts:								
Commitments to buy	$ 2,270						$ 2,270	$ (5)
Weighted average settlement price	102.49%						102.49%	
Commitments to sell	$ 2,530						$ 2,530	$ 5
Weighted average settlement price	102.56%						102.56%	
Caps purchased			$ 20	$ 62	$ 130	$ 14	$ 226	$ 3
Weighted average strike price			5.75%	4.02%	1.47%	5.25%	2.79%	
Caps written			$ (20)	$ (62)	$(130)	$ (14)	$ (226)	$ (3)
Weighted average strike price			5.75%	4.02%	1.47%	5.25%	2.79%	
Floors purchased	$ 12			$ 2		$ 1	$ 15	*
Weighted average strike price	4.92%			1.75%		1.35%	4.15%	
Floors written	$ (12)			$ (2)		$ (1)	$ (15)	*
Weighted average strike price	4.92%			1.75%		1.35%	4.15%	
Swap contracts purchased	$ 295	$ 212	$ 86	$ 98	$ 158	$ 582	$ 1,431	$(128)
Average pay rate (fixed)	4.91%	5.23%	5.64%	4.88%	5.05%	6.07%	5.48%	
Average receive rate (floating)	1.14%	1.84%	2.98%	2.36%	2.19%	2.44%	2.08%	
Swap contracts purchased			$ 8				$ 8	*
Average pay rate (floating)			5.69%				5.69%	
Average receive rate (fixed)			5.00%				5.00%	
Swap contracts sold	$ (155)	$ (162)	$ (86)	$ (98)	$(158)	$(575)	$(1,234)	$ 119
Average pay rate (floating)	1.68%	2.24%	2.98%	2.36%	2.19%	2.47%	2.33%	
Average receive rate (fixed)	4.79%	5.56%	5.64%	4.88%	5.05%	6.13%	5.62%	
Swap contracts sold			$ (8)				$ (8)	*
Average pay rate (fixed)			5.00%				5.00%	
Average receive rate (floating)			5.69%				5.69%	
Futures contracts:								
Commitments to sell	$ 26	$ 16	$ 16				$ 58	*
Weighted average settlement price	99.30%	99.21%	98.85%				99.15%	

* Amount is less than $500,000

LIQUIDITY MANAGEMENT

ALCO also focuses on liquidity management: the funding of assets with liabilities of the appropriate duration, while mitigating the risk of unexpected cash needs. A key objective of liquidity management is to ensure the continuous availability of funds to meet the demands of depositors, other creditors and borrowers, and the requirements of ongoing operations. This objective is met by maintaining liquid assets in the form of trading securities and securities available for sale, growing core deposits, and the repayment of loans. ALCO is responsible for managing these needs by taking into account the marketability of assets; the sources, stability, and availability of funding; and the level of unfunded commitments. Subject to market conditions and compliance with applicable regulatory requirements from time to time, funds are available from a number of sources including core deposits, the securities available for sale portfolio, the Federal Reserve Banks, access to Federal Reserve Bank programs, the FHLB, access to the overnight and term Federal Funds markets, loan sales, syndications, and dealer and commercial customer repurchase agreements.

Over the past few years, FHN has significantly reduced its reliance on unsecured wholesale borrowings. Currently the largest concentration of unsecured borrowings is federal funds purchased from small bank correspondent customers. These funds are considered to be substantially more stable than funds purchased in the national broker markets for federal funds due to the long, historical and reciprocal banking services between FHN and these correspondent banks. The remainder of FHN's wholesale short-term borrowings is repurchase agreement transactions accounted for as secured borrowings with the bank's business customers or capital markets' broker dealer counterparties.

ALCO manages FHN's exposure to liquidity risk through a dynamic, real time forecasting methodology. Base liquidity forecasts are reviewed in ALCO and are updated as financial conditions dictate. In addition to the baseline liquidity reports, robust stress testing of assumptions and funds availability are periodically reviewed. FHN maintains a contingency funding plan that may be executed should unexpected difficulties arise in accessing funding that affects FHN, the industry as a whole, or both. As a general rule, FHN strives to maintain excess liquidity equivalent to 15 percent or more of total assets.

Core deposits are a significant source of funding and have historically been a stable source of liquidity for banks. Generally, core deposits represent funding from a financial institutions' customer base which provide inexpensive, predictable pricing. The Federal Deposit Insurance Corporation insures these deposits to the extent authorized by law. Generally, these limits are $250 thousand per account owner for interest bearing accounts and unlimited for non-interest bearing accounts. Total loans, excluding loans HFS and restricted real estate loans, to core deposits ratio improved to 101 percent in 2011 from 109 percent in 2010. This ratio has improved due to a contraction of the loan portfolio combined with growth in core deposits.

Both FHN and FTBNA may access the debt markets in order to provide funding through the issuance of senior or subordinated unsecured debt subject to market conditions and compliance with applicable regulatory requirements. In fourth quarter 2010, FHN completed the issuance of $500 million of non-callable fixed rate senior notes due in 2015. FHN had issued $300 million of capital securities representing guaranteed preferred beneficial interests in $309 million of FHN's junior subordinated debentures through two Delaware business trusts, wholly owned by FHN, which were eligible for inclusion in Tier 1 capital. In January 2011, FHN redeemed $103 million of the subordinated debentures issued to Capital I Trust. Beginning in 2013, Tier 1 capital treatment for these securities will begin phasing out. FHN maintains $.6 billion of borrowings which are secured by retail residential real estate loans. A portion of these borrowings relate to trusts that were consolidated in January 1, 2010 in conjunction with the adoption of amendments to ASC 810. See Note 10 – Term Borrowings and Note 11 – Guaranteed Preferred Beneficial Interests in First Horizon's Junior Subordinated Debentures for additional information.

Both FHN and FTBNA have the ability to generate liquidity by issuing preferred or common equity subject to market conditions and compliance with applicable regulatory requirements. In fourth quarter 2010, FHN completed a common equity offering which generated $263.1 million in net proceeds. After the closing of that equity offering and the notes offering mentioned above, FHN redeemed all $866.5 million of the CPP preferred shares issued in 2008 under the U.S. Treasury's Capital Purchase Program. As of December 31, 2011, FTBNA and subsidiaries had outstanding preferred shares of $.3 billion and are reflected as noncontrolling interest on the Consolidated Statements of Condition. See Note 12 – Preferred Stock and Other Capital for additional information.

Parent company liquidity is primarily provided by cash flows stemming from dividends and interest payments collected from subsidiaries. These sources of cash represent the primary sources of funds to pay cash dividends to shareholders and interest to debt holders. The amount paid to the parent company through FTBNA common dividends is managed as part of FHN's overall cash management process, subject to applicable regulatory restrictions.

Certain regulatory restrictions exist regarding the ability of FTBNA to transfer funds to FHN in the form of cash, common dividends, loans, or advances. At any given time, the pertinent portions of those regulatory restrictions allow FTBNA to declare preferred or common dividends without prior regulatory approval in an amount equal to FTBNA's retained net income for the two most recent completed years plus the current year to date. For any period, FTBNA's 'retained net income' generally is equal to FTBNA's regulatory net income reduced by the preferred and common dividends declared by FTBNA. Excess dividends in either of the two most recent completed years may be offset with available retained net income in the two years immediately preceding it. Applying the applicable rules, FTBNA's total amount available for dividends was negative $403.9 million as of December 31, 2011 compared to negative $542.8 million at December 31, 2010. Consequently, FTBNA cannot pay common dividends to its sole common stockholder, FHN, without prior regulatory approval. FTBNA applied for and received approval to pay a dividend to the parent company in the amount of $300 million in the fourth quarter of 2010. The parent company utilized liquidity provided by this dividend, funds from the debt and equity offerings, and excess liquidity to redeem the CPP preferred shares, the related Warrant to purchase common stock, and the $103 million of subordinated debentures. FTBNA requested and received approval from the OCC to declare and pay a common dividend to the parent company in the amount of $100 million in October 2011. FTBNA has requested approval from the OCC to declare and pay dividends on its preferred stock outstanding payable in April 2012.

Payment of a dividend to common shareholders of FHN is dependent on several factors which are considered by the Board. These factors include FHN's current and prospective capital, liquidity, and other needs, applicable regulatory restrictions, and also availability of funds to FHN through a dividend from FTBNA. Additionally, the Federal Reserve and the OCC have issued policy statements generally requiring insured banks and bank holding companies to pay cash dividends only out of current operating earnings. Consequently, the decision of whether FHN will pay future dividends and the amount of dividends will be affected by current operating results. FHN paid a cash dividend of $.01 per share on January 1, 2012, and the Board approved a $.01 per share cash dividend payable on April 1, 2012, to shareholders of record on March 16, 2012.

Credit Ratings

Maintaining adequate credit ratings on debt issues and preferred stock is critical to liquidity because it affects the ability of FHN to attract funds, such as brokered deposits or wholesale borrowings, from various sources on a cost-competitive basis. On December 31, 2011 and 2010, FHN had $1.9 billion and $1.8 billion, respectively, from these funding sources. The credit ratings are detailed in Table 24. The availability and cost of funds other than core deposits is also dependent upon marketplace perceptions of the financial soundness of FHN, which include such issues as capital levels, asset quality, and reputation. The availability of core deposit funding is stabilized by federal deposit insurance, which can be removed only in extraordinary circumstances, but may also be influenced to some extent by the same factors that affect other funding sources.

Table 24 – Credit Ratings

	Standard & Poor's (a)	Moody's (b)	Fitch (c)
First Horizon National Corporation			
Overall credit rating: long-term/outlook	BBB-/Stable	Baa1/Negative	BBB+/Stable
Long-term senior debt	BBB-	Baa1	BBB+
Subordinated debt	BB+	Baa2	BBB
Capital securities (d)	B+	Baa3	BBB-
First Tennessee Bank National Association			
Overall credit rating: long-term/short-term/outlook	BBB/A-2/Stable	A3/P-2/Negative	BBB+/F2/Stable
Non-cumulative perpetual preferred stock	BB-	Baa3	BBB-
Long-term/short-term deposits	BBB/A-2	A3/P-2	A-/F1
Other long-term/short-term funding	BBB/A-2	A3/P-2	BBB+/F2
Subordinated debt	BBB-	Baa1	BBB
FT Real Estate Securities Company, Inc.			
Preferred stock	BB-	Baa2	

A rating is not a recommendation to buy, sell, or hold securities and is subject to revision or withdrawal at any time and should be evaluated independently of any other rating.
(a) Last change in ratings was on April 23, 2009.
(b) Last change in ratings was on February 17, 2010.
(c) Last change in ratings was on December 3, 2008.
(d) Guaranteed preferred beneficial interests in First Horizon's junior subordinated debentures issued through a wholly-owned unconsolidated business trust.

Cash Flows

The Consolidated Statements of Cash Flows provide information on cash flows from operating, investing, and financing activities for the years ended December 31, 2011, 2010 and 2009. The level of cash and cash equivalents increased $59.5 million during 2011 from $768.8 million on December 31, 2010. Net cash used by financing activities was more than offset by cash provided by investing and operating activities.

Cash provided by investing activities was $167.0 million in 2011, a decrease from $622.2 million during 2010. Cash provided by investing activities was driven by a reduction in the size of the loan portfolio totaling $75.4 million and a $64.9 million decline in interest-bearing cash in 2011. Activity related to the available for sale securities portfolio resulted in a $29.8 million net increase in cash as sales and maturities outpaced purchases during the year. Net cash provided by operating activities was $44.0 million in 2011 compared to net cash provided by operating activities of $768.1 million in 2010. Operating cash flows were driven by cash-related net income which was partially offset by an increase in capital markets activities and a reduction in operating liabilities. Other liabilities declined $253.8 million and increases in capital markets' trading securities and capital markets' receivables totaled $245.3 million. Net cash used in financing activities was $151.5 million in 2011 compared to net cash used of $1.5 billion in 2010. In 2011, the decrease in cash from financing activities was largely driven by a reduction of term borrowings of $695.9 million primarily related to matured bank notes and the redemption of subordinated debentures (TRUPs at 8.07 percent), as well as a decrease of $236.0 million in funds from short-term borrowings. In 2011, financing cash flows were favorably impacted by a $1.0 billion increase in deposits. Additionally, FHN paid $79.7 million to repurchase the common stock warrants associated with the preferred CPP and repurchased $45.1 million of common shares during 2011.

Cash flows provided by operating activities were $768.1 million in 2010, a slight decrease from $784.3 million during 2009. Cash flows from operating activities were primarily driven by the level of net income in 2010 which was partially offset by changes in operating assets and liabilities that negatively affected cash flows in 2010. Net cash provided by investing activities was $622.2 million during 2010 compared with $2.4 billion in 2009. Cash flows were primarily driven by a reduction in the size of the loan portfolio resulting in $993.7 million of positive cash flow during 2010. The favorable impact from the decline in the loan portfolio was partially offset by negative cash flows related to the securities portfolio as purchases more than offset sales and maturities. In 2009, the reduction in the loan portfolio contributed $2.3 billion of positive cash flows. Net cash used by financing activities was $1.5 billion in 2010 compared with $3.6 billion in 2009. A significant decline in short-term borrowings contributed to negative cash flows in both periods. Cash used from short-term borrowings declined $1.3 billion in 2010 compared to $2.4 billion in 2009. The decrease in funds from short-term borrowings was driven by lower period-end usage of FFP, and the repayment of funds borrowed under TAF and from the FHLB. In 2010, cash provided by term borrowings was $128.8 million. Cash flows from term borrowings includes cash provided as a result of the senior debt offering in fourth quarter 2010 which is partially offset by maturities and the repurchase of bank notes. Net cash used from financing activities was favorably affected by the common equity offering which resulted in net proceeds of $263.1 million in 2010. Liquidity provided by the common stock and debt offerings was more than offset by $866.5 million of cash paid for the repurchase of preferred shares issued through the CPP.

In 2009, liquidity was predominantly provided by a contracting balance sheet and through cash-related operating activities. Net cash provided by investing activities was the primary contributor of liquidity during 2009. Net cash provided by investing activities was $2.4 billion and was primarily the result of a reduction in the loan portfolio. FHN has actively reduced its non-strategic loan portfolios, however, with soft loan demand during 2009, cash outflows to fund new loans was nominal. Additionally, a net $.5 billion decline of AFS securities due to the natural run-off of underlying assets also positively contributed to cash flows from investing activities. Negative cash flows from financing activities were $3.6 billion in 2009, primarily driven by a significant decline in short-term borrowings of $2.4 billion related to a reduction in borrowings from the Federal Reserve TAF. Additionally, funding from term borrowings declined by $1.8 billion as a significant amount of FHN's bank notes matured during 2009 and $.2 billion were repurchased.

REPURCHASE OBLIGATIONS, OFF-BALANCE SHEET ARRANGEMENTS, AND OTHER CONTRACTUAL OBLIGATIONS

Repurchase and Related Obligations from Loans Originated for Sale

Prior to September 2008, as a means to provide liquidity for its legacy mortgage banking business, FHN originated loans through its legacy mortgage business, primarily first lien home loans, with the intention of selling them. Sales typically were effected either as non-recourse whole loan sales or through non-recourse proprietary securitizations. Conventional conforming and federally insured single-family residential mortgage loans were sold predominately to GSEs. Many mortgage loan originations, especially those that did not meet criteria for whole loan sales to GSEs (nonconforming mortgage loans) were sold to investors predominantly through proprietary securitizations but also, to a lesser extent, through whole loan sales to private non-GSE purchasers. FHN also sold non-conventional loans with full or limited recourse to certain agencies under specific government programs. In addition, FHN originated with the intent to sell and sold HELOCs and second lien mortgages through whole loan sales to private purchasers, and to a lesser extent, through proprietary securitizations.

For non-recourse loan sales, FHN has exposure for repurchase of loans arising from claims that FHN breached its representations and warranties made to the purchasers at closing, and also exposure for investment rescission or damages arising from claims that offering documents were materially deficient in the case of loans transferred through proprietary securitizations. For loans sold with recourse, FHN has indemnity and repurchase exposure if the loans default. See Note 18 – Contingencies and Other Disclosures, which is incorporated herein by reference, for detail regarding these transactions and implications on FHN's potential repurchase obligations and avenues of investment rescission or monetary damages for investors related to loans sold through proprietary securitizations.

Since the end of 2008, FHN has experienced significantly elevated levels of claims to either repurchase loans from the purchaser or remit payment to the purchaser to "make them whole" for economic losses incurred primarily because of loan delinquencies. Such claims are pursued because purchasers allege that certain loans that were sold violated representations and warranties made by FHN at closing. While FHN has received claims from private investors from whole loans sales, a significant majority of claims relate to non-recourse whole loan sales to GSEs. FHN also has the potential for financial exposure from loans transferred through proprietary securitizations. See Note 18 – Contingencies and Other Disclosures for other actions taken by investors of proprietary securitizations and also for a discussion outlining differences between representations and warranties made by FHN for GSE loan sales versus proprietary securitizations.

Origination Data

From 2005 through 2008, FHN originated and sold $69.5 billion of first lien mortgage loans to GSEs. GSE loans originated in 2005 through 2008 account for 92 percent of all repurchase requests/make-whole claims received between the third quarter 2008 divestiture of certain mortgage banking operations and December 31, 2011. Since the 2008 divestiture, FHN has continued the contraction of legacy mortgage banking activities which has resulted in bulk sales of mortgage servicing rights. As of December 31, 2011 and 2010, the original UPB of loans sold to GSEs from 2005 through 2008 that FHN serviced as of those dates was $6.7 billion and $8.1 billion, respectively. As of December 31, 2011 and 2010, the remaining UPB of the loans that were originated and sold to GSEs during the same period that FHN continued to service was $6.1 billion and $7.6 billion, respectively. As of December 31, 2011 and 2010, 10.18 percent and 10.97 percent, respectively, of those loans sold to GSEs from 2005 through 2008 that FHN continues to service were 90 or more days delinquent (inclusive of foreclosures and bankruptcies that are 90 plus days delinquent). Because FHN continues to service only a portion of the $69.5 billion mortgage loans sold to GSEs from 2005 through 2008, FHN is not able to determine whether, or the extent to which, delinquency rates provided for the FHN-serviced portion may be representative of the entire population of loans sold to GSEs during that time period. FHN has potential repurchase risk for claims of breach of representations and warranties for mortgage loans sold to GSEs regardless of its status as servicer.

In addition, from 2000 through 2007, FHN securitized $47.0 billion of mortgage loans without recourse in proprietary transactions. Of the amount originally securitized, $12.0 billion of current UPB relates to securitization trusts that are still active as approximately 30 securitization trusts have been terminated due to clean-up calls exercised by FHN. A clean-up call is allowed when the unpaid principal balance falls to a low level. The exercise of cleanup calls resulted in termination of the pooling and servicing agreement and reacquisition by FHN of the related outstanding mortgage loans. As of December 31, 2011, FHN still services substantially all of the remaining loans transferred through proprietary securitizations.

The following table summarizes the loan composition of the private securitizations of FHN from 2000 through 2007:

Table 25 – Composition of Off-Balance Sheet Proprietary Mortgage Securitizations

(Dollars in thousands)	Original UPB for All Securitizations (a)	Original UPB for Active Securitizations (a)	UPB as of December 31, 2011
Loan type:			
Jumbo	$27,062,825	$16,786,355	$ 4,836,808(b)
Alt-A	19,946,023	19,946,023	7,201,360
Total proprietary securitizations	$47,008,848	$36,732,378	$12,038,168

Proprietary securitizations were originated during vintage years 2000 through 2007. Does not include amounts related to consolidated securitization trusts.

(a) Original principal balances obtained from trustee statements. Original UPB during vintages 2004 through 2007 was approximately $33 billion.

(b) UPB as of December 31, 2011 adjusted for clean-up calls exercised by FHN.

The remaining jumbo mortgage loans originated and sold by FHN had weighted average FICO scores of approximately 733 and weighted average CLTV ratios of approximately 77 percent at origination. Alt-A loans consisted of a variety of non-conforming products that typically have greater credit risk due to various issues such as higher CLTV or DTI ratios, reduced documentation, or other factors. As of December 31, 2011, 10.27 percent of the jumbo mortgage loans were 90 days or more delinquent and 18.98 percent of the Alt-A loans were 90 days or more delinquent.

At December 31, 2011, the repurchase request pipeline contained no repurchase requests related to the first lien securitized mortgage loans based on claims related to breaches of representations and warranties. At December 31, 2011, FHN had not accrued a liability for exposure for repurchase of loans arising from claims that FHN breached its representations and warranties made in securitizations at closing, nor for exposure for investment rescission or damages arising from claims by investors that the offering documents under which the loans were securitized were materially deficient.

Active Pipeline

The amount of repurchase requests and make-whole claims is accumulated into the "active pipeline". The active pipeline includes the amount of claims for repurchase, make-whole payments, and information requests from purchasers of loans originated and sold through FHN's legacy mortgage banking business. Private mortgage insurance ("MI") was required for certain of the loans sold to GSEs and that were securitized. MI generally was provided for first lien loans that were sold to GSEs or securitized that had a loan-to-value ratio at origination of greater than 80 percent. Although unresolved MI cancellation notices are not formal repurchase requests, FHN includes these in the active pipeline and in the analysis for estimating loss content for loans sold to GSEs.

For purposes of quantifying the amount of loans underlying the repurchase/make-whole claim or MI cancellation notice, FHN uses the current UPB in all cases if the amount is available. If current UPB is unavailable, the original loan amount is substituted for the current UPB. When neither is available, the claim amount is used as an estimate of current UPB. On December 31, 2011, the active pipeline was $383.5 million with nearly all unresolved repurchase and make-whole claims relating to loans sold to GSEs. The volume of new claims, slow responses from GSEs and MI companies, and an iterative resolution process contribute to the size of the active pipeline.

Generally, the amount of a loan subject to a repurchase/make-whole claim or with open MI issues remains in the active pipeline throughout the appeals process with a GSE or MI company until parties agree on the ultimate outcome. FHN reviews each claim and MI cancellation notice individually to determine the appropriate response by FHN (e.g. appeal, provide additional information, repurchase loan or remit make-whole payment, or reflect cancellation of MI). Contractual agreements with Fannie Mae and Freddie Mac state a response should be completed within 30 days of receiving a repurchase request. Working arrangements with both agencies include regular communications to review the current pipeline as well as address any concerns requiring immediate attention. Given the accumulation of GSE repurchase requests at FHN and backlog at the GSEs, FHN has been able to take additional time as needed to complete repurchase request reviews. At this point, FHN has not suffered any penalties from responses occurring after the 30-day contractual period. The Federal Housing Finance Agency ("FHFA"), the conservator of the GSEs, has become increasingly involved in the GSE's repurchase activities which could lead to a change in historical practices for requesting and resolving repurchase obligations as the GSEs continue to attempt to recover additional losses.

The following table provides a rollforward of the active repurchase request pipeline, including related unresolved MI cancellation notices for 2011, 2010 and 2009:

Table 26 – Rollforward of the Active Pipeline

	1st Liens		2nd Liens		HELOC		TOTAL	
(Dollars in thousands)	Number	Amount	Number	Amount	Number	Amount	Number	Amount
Legacy mortgage banking repurchase/other requests:								
Beginning balance – January 1, 2009	457	$ 85,505	22	$ 1,247	4	$ 513	483	$ 87,265
Additions	1,136	231,986	173	9,501	5	707	1,314	242,194
Decreases	(891)	(167,662)	(156)	(8,413)	(8)	(866)	(1,055)	(176,941)
Ending balance – December 31, 2009	702	149,829	39	2,335	1	354	742	$ 152,518
Legacy mortgage banking MI cancellation notices:								
Beginning balance – January 1, 2009	13	3,283	-	-	-	-	13	3,283
Additions	523	124,598	-	-	-	-	523	124,598
Decreases	(84)	(24,711)	-	-	-	-	(84)	(24,711)
Ending balance – December 31, 2009	452	103,170	-	-	-	-	452	103,170
Total ending active pipeline – December 31, 2009	1,154	$ 252,999	39	$ 2,335	1	$ 354	1,194	$ 255,688

	1st Liens		2nd Liens		HELOC		TOTAL	
(Dollars in thousands)	Number	Amount	Number	Amount	Number	Amount	Number	Amount
Legacy mortgage banking repurchase/other requests:								
Beginning balance – January 1, 2010	702	$ 149,829	39	$ 2,335	1	$ 354	742	$ 152,518
Additions	2,628	568,054	468	24,595	23	1,610	3,119	594,259
Decreases	(1,715)	(359,606)	(156)	(9,303)	(11)	(589)	(1,882)	(369,498)
Adjustments (a)	103	19,458	6	398	(1)	(353)	108	19,503
Ending balance – December 31, 2010	1,718	377,735	357	18,025	12	1,022	2,087	396,782
Legacy mortgage banking MI cancellation notices:								
Beginning balance – January 1, 2010	452	103,170	-	-	-	-	452	103,170
Additions	778	172,471	-	-	-	-	778	172,471
Decreases	(459)	(107,066)	-	-	-	-	(459)	(107,066)
Adjustments (a)	(175)	(31,202)	-	-	-	-	(175)	(31,202)
Ending balance – December 31, 2010	596	137,373	-	-	-	-	596	137,373
Total ending active pipeline – December 31, 2010 (b)(c)	2,314	$ 515,108	357	$18,025	12	$1,022	2,683	$ 534,155

Table 26 – Rollforward of the Active Pipeline (continued)

(Dollars in thousands)	1st Liens		2nd Liens		HELOC		TOTAL	
	Number	Amount	Number	Amount	Number	Amount	Number	Amount
Legacy mortgage banking repurchase/other requests:								
Beginning balance – January 1, 2011	1,718	$ 377,735	357	$ 18,025	12	$ 1,022	2,087	$ 396,782
Additions	2,904	593,801	29	1,893	24	1,972	2,957	597,666
Decreases	(2,990)	(665,831)	(383)	(19,765)	(24)	(1,694)	(3,397)	(687,290)
Adjustments (a)	27	2,000	1	58	(10)	(846)	18	1,212
Ending balance – December 31, 2011	1,659	307,705	4	211	2	454	1,665	308,370
Legacy mortgage banking MI cancellation notices:								
Beginning balance – January 1, 2011	596	137,373	-	-	-	-	596	137,373
Additions	828	182,114	-	-	-	-	828	182,114
Decreases	(1,183)	(262,643)	-	-	-	-	(1,183)	(262,643)
Adjustments (a)	105	18,304					105	18,304
Ending balance – December 31, 2011	346	75,148	-	-	-	-	346	75,148
Total ending active pipeline – December 31, 2011 (b)(c)	2,005	$ 382,853	4	$ 211	2	$ 454	2,011	$ 383,518

(a) Generally, adjustments reflect reclassifications between repurchase requests and MI cancellation notices and/or updates to UPB.
(b) Active pipeline excludes repurchase requests for HELOC and home equity installment loans originated and sold through channels other than legacy mortgage banking.
(c) In addition to the total ending active pipeline, FHN also considers loans sold where MI coverage was cancelled for all loan sales and securitizations when determining the adequacy of the repurchase reserve. This additional considered amount was $330.1 million and $124.3 million at December 31, 2011 and 2010, respectively.

The following graph depicts inflows into the active pipeline by claimant type for each quarter during 2010 and 2011:

Table 27 – Pipeline Inflow Trends by Source



Dollars in Millions
300
250
200
150
100
50
0

	Q1 '10	Q2 '10	Q3 '10	Q4 '10	Q1 '11	Q2 '11	Q3 '11	Q4 '11
■ All Other Claims	15.4	27.6	37.2	45.2	24.8	24.0	15.9	6.8
□ All MI Cancellations	47.8	31.5	33.2	60.1	56.8	48.1	46.3	30.9
■ GSE-Repurch / Mk Whle	60.5	121.4	138.8	148.1	139.3	110.0	137.7	139.0

As of December 31, 2011, GSEs account for 99 percent of all actual repurchase/make-whole requests in the pipeline and 88 percent of the total active pipeline, inclusive of MI cancellation notices and all other claims. For loans in the active pipeline for which FHN has received notification of MI cancellation, 59 percent relate to loans sold to GSE's. Consistent with originations, a majority of GSE claims have been from Fannie Mae and Freddie Mac and 2007 represents the vintage with the highest volume of claims.

The most common reasons for GSE repurchase demands are claimed misrepresentations related to missing documents in the loan file, issues related to employment and income (such as misrepresented stated-income or falsified employment documents and/or verifications), and undisclosed borrower debt. Since the 2008 divestiture, less than full documentation loans accounted for approximately 25 percent of GSE repurchase and make-whole claims while approximately 75 percent of the claims have resulted from loans originated as full documentation loans. The proportion of originations versus repurchase/make-whole claims between documentation-type has remained relatively unchanged since 2008.

The following table provides information regarding resolutions (outflows) of the active pipeline during 2011 and 2010:

Table 28 – Active Pipeline Resolutions and Other Outflows

	December 31, 2011		December 31, 2010	
(Dollars in thousands)	**Number**	**UPB**	Number	UPB
Repurchase, make-whole, settlement resolutions	**1,481**	**$314,399**	961	$191,317
Rescissions or denials	**1,852**	**346,562**	682	144,664
Other, MI, information requests	**1,247**	**288,972**	698	140,583
Total resolutions	**4,580**	**$949,933**	2,341	$476,564

Total resolutions disclosed in Table 28 – Active Pipeline Resolutions and Other Outflows include both favorable and unfavorable resolutions and are reflected as "decreases" in the Rollforward of the Active Pipeline in Table 26. The UPB of actual repurchases, make-whole, settlement resolutions, which was $314.4 million during 2011, represents the UPB of loans for which FHN has incurred a loss on the actual repurchase of a loan, or where FHN has reimbursed a claimant for economic losses incurred. When estimating the accrued liability using loss factors based on actual historical experience, FHN has applied cumulative average loss severities ranging between 50 and 60 percent of the UPB of the repurchased loan or make-whole claim. When loans are repurchased or make-whole payments have been made, the associated loss content on the repurchase, make-whole, or settlement resolution is reflected as a net realized loss in Table 29 – Reserves for Repurchase and Foreclosure Losses.

Rescissions or denials, which were $346.6 million in 2011, represent the amount of repurchase requests and make-whole claims where FHN was able to resolve without incurring losses. Cumulative average rescission rates have ranged between 45 and 55 percent since the 2008 divestiture. FHN was successful in favorably resolving approximately 52 percent of actual repurchase/make-whole claims during 2011. Other, MI, information requests, which were $289.0 million during 2011, includes providing information to claimant, issues related to MI coverage, and other items. Resolutions in this category include both favorable and unfavorable outcomes with MI companies, including situations where MI was ultimately cancelled. While FHN has assessed the loans with MI issues for loss content in estimating the repurchase liability, FHN will not realize loss (a decrease of the repurchase and foreclosure liability) unless a repurchase/make-whole claim is submitted and such request is unfavorably resolved.

Repurchase Accrual Methodology

The estimated probable incurred losses that result from these obligations are derived from loss severities that are reflective of default and delinquency trends in residential real estate loans and lower housing prices, which result in fair value marks below par for repurchased loans when the loans are recorded on FHN's balance sheet upon repurchase. In estimation of the accrued liability for loan repurchases and make-whole obligations, FHN estimates probable incurred losses in the population of all loans sold based on trends in claims requests and actual loss severities observed by management. The liability includes accruals for probable losses beyond what is observable in the ending pipeline of repurchase/make-whole requests and active MI cancellations at any given balance sheet date. The estimation process begins with internally developed proprietary models that are used to assist in developing a baseline in evaluating inherent repurchase-related loss content. The baseline for the repurchase reserve uses historical loss factors that are applied to the loan pools originated in 2001 through 2008 and sold in years 2001 through 2009. Loss factors, tracked by year of loss, are calculated using actual losses incurred on repurchases or make-whole arrangements. The historical loss factors experienced are accumulated for each sale vintage and are applied to more recent sale vintages to estimate probable incurred losses not yet realized.

In order to incorporate more current events, FHN then overlays management judgment within its estimation process for establishing appropriate reserve levels. For repurchase requests related to breach of representations and warranties, the active pipeline is segregated into various components (e.g., requestor, repurchase, or make-whole) and current rescission (successful resolutions) and loss severity rates are applied to calculate estimated losses attributable to the current pipeline. When assessing the adequacy of the repurchase reserve, management also considers trends in the amounts and composition of new inflows into the pipeline. FHN has observed cumulative average loss severities (actual losses incurred as a percentage of the UPB) ranging between 50 percent and 60 percent of the principal balance of the repurchased loans and cumulative average rescission rates between 45 percent and 55 percent of the repurchase and make-whole requests. FHN then compares the estimated losses inherent within the pipeline with current reserve levels.

For purposes of estimating loss content, FHN also considers reviewed MI cancellation notices where coverage has been cancelled. When assessing loss content related to loans where MI has been cancelled, FHN first reviews the amount of unresolved MI cancellations that are in the active pipeline and adjusts for any known facts or trends observed by management. Similar to the methodology for actual repurchase/make-whole requests, FHN applies loss factors (including probability and loss severity ratios) that were derived from actual incurred losses in past vintages to the amount of unresolved MI pipeline for loans that were sold to GSEs. For GSE MI cancellation notices, the methodology for determining the accrued liability contemplates a higher probability of loss compared with that applied to GSE repurchase/make-whole requests as FHN has been less successful in favorably resolving mortgage insurance cancellation notifications with MI companies. Loss severity rates applied to GSE MI cancellation notifications are consistent with those applied to actual GSE claims. For GSE MI cancellation notifications where coverage has been ultimately cancelled and are no longer included in the active pipeline, FHN applies a 100 percent repurchase rate in anticipation that such loans ultimately will result in repurchase/make-whole requests from the GSEs since MI coverage for certain loans is a GSE requirement. In determining adequacy of the repurchase reserve, FHN considered $330.1 million in UPB of loans sold where MI coverage was cancelled for all loan sales and securitizations compared to $124.3 million in 2010.

Repurchase and Foreclosure Liability

When determining the adequacy of the repurchase and foreclosure liability, FHN also considers that a majority of these sales ceased in third quarter 2008 when FHN sold its national mortgage origination business. FHN compares the estimated probable incurred losses within the pipeline and the estimated losses resulting from the baseline model with current reserve levels. Changes in the estimated required liability levels are recorded as necessary. There are certain second liens and HELOCs subject to repurchase claims that are not included in the active pipeline as these loans were originated and sold through different channels but are included in FHN's aggregate repurchase liability in Table 29. Liability estimation for potential repurchase obligations related to these second liens and HELOCs was determined outside of the methodology for loans originated and sold through the national legacy mortgage origination platform.

The following table provides a rollforward of the repurchase liability by loan product type during 2011 and 2010:

Table 29 – Reserves for Repurchase and Foreclosure Losses

(Dollars in thousands)	**2011**	2010
First Liens		
Beginning balance	**$ 176,283**	$ 104,464
Provision for repurchase and foreclosure losses	**164,107**	184,304
Net realized losses	**(177,113)**	(112,485)
Balance on December 31	**$ 163,277**	$ 176,283
Second Liens		
Beginning balance	**$ 6,571**	$ 1,268
Provision for repurchase and foreclosure losses	**(4,517)**	5,303
Balance on December 31	**$ 2,054**	$ 6,571
HELOC		
Beginning balance	**$ 2,589**	$ 2,781
Net realized losses	**(513)**	(192)
Balance on December 31	**$ 2,076**	$ 2,589
Total Reserves for Repurchase and Foreclosure Losses		
Beginning balance	**$ 185,443**	$ 108,513
Provision for repurchase and foreclosure losses	**159,590**	189,607
Net realized losses	**(177,626)**	(112,677)
Balance on December 31	**$ 167,407**	$ 185,443

The liability for repurchase and foreclosure losses was $167.4 million as of December 31, 2011, compared to $185.4 million as of December 31, 2010. The decrease in the liability since 2010 is primarily the result of a decline in the active pipeline and less deterioration from a year ago. In 2011, FHN recognized expense of $159.6 million to increase the repurchase and foreclosure liability compared with $189.6 million in 2010. Generally, since the divestiture of the legacy mortgage banking business in 2008, the amount of inflow into the active pipeline increased each quarter until the end of 2010, then trended downward in the aggregate with a greater amount of resolutions than new claims in 2011. In 2011 and 2010, success rates on putbacks and the loss severity rates applied to the pipeline inflow was generally consistent in both periods.

Net realized losses for the repurchase of first lien loans or make-whole payments increased to $177.6 million during 2011 compared with $112.7 million during 2010. The first lien net realized losses in Table 29 reflect net losses on $314.4 million of repurchase, make-whole, and settlement resolutions reflected in Table 28 – Active Pipeline Resolutions and Other Outflows. In 2011, the net realized losses incurred were 56 percent of the UPB of repurchase/make-whole requests resolved. In 2010, first lien net realized losses were $112.5 million representing a 59 percent actual loss severity.

Generally, repurchased loans are included in loans HFS and recognized at fair value at the time of repurchase, which contemplates the loan's performance status and estimated liquidation value. The UPB of loans that were repurchased during 2011 was $85.3 million compared with $76.1 million during 2010. FHN has elected to continue recognition of these loans at fair value in periods subsequent to reacquisition. After the loan repurchase is completed, classification (performing versus nonperforming) of the repurchased loans is determined based on an additional assessment of the credit characteristics of the loan in accordance with FHN's internal credit policies and guidelines consistent with other loans FHN retains on the balance sheet.

Industry Repurchase Trends

Like FHN, many other financial institutions that originated and sold significant amounts of mortgage loans have experienced elevated losses from repurchase demands and other exposures. There are several reasons that could cause FHN's exposure and associated losses to differ from the experience of others within the industry or to diverge from FHN's experience to date with GSEs. For proprietary securitizations, variations in product mix of loan originations and investors during those periods could create disparities in the ultimate exposure to repurchase obligations between FHN and others within the industry. For example, FHN transferred jumbo and Alt-A first lien mortgage loans in proprietary securitizations whereas others within the industry could have a mix that includes larger amounts of sub-prime loans which could result in varying amounts of repurchase exposure. The performance of loans securitized by FHN versus industry peers could also create dissimilarities in exposure and associated losses.

Additionally, FHN has a limited amount of loans that are subject to potential repurchase obligations. While FHN was an originator and servicer of residential mortgage loans and HELOCs during the years preceding the collapse of the housing market, substantially all of its mortgage banking operations was sold in third quarter 2008. Therefore, all originations ceased through this national channel while industry peers continue to originate loans.

Other reasons FHN's experience could deviate from industry peers or otherwise include: (1) FHN has limited insight into industry peers' estimation methodologies; (2) other companies may have better access to the current status of the loans they sold due to their retention of servicing for those loans; and (3) the current environment, where purchasers of loans are under significant pressure to reduce losses, has no recent historical precedent and therefore is inherently unpredictable. With the sale of national mortgage banking operations and the strategic decision to focus on core banking businesses, FHN executed bulk sales of its servicing portfolio (primarily GSE loans) to various buyers. Prior to the sale, the UPB of the loans in the servicing portfolio was approximately $98 billion compared with approximately $24 billion as of December 31, 2011. While FHN continues to service substantially all of the loans sold through proprietary securitizations, only $6.1 billion (in current UPB) of the loans that were originated and sold to GSEs between 2005 and 2008 continue to be serviced by FHN. For loans originated and sold but no longer serviced, FHN does not have visibility into current loan information such as principal payoffs, refinance activity, delinquency trends, and loan modification activity that may reduce repurchase exposure or impact reserve estimation.

Reinsurance Obligations

A wholly-owned subsidiary of FHN entered into agreements with several providers of private mortgage insurance whereby the subsidiary agreed to accept insurance risk for specified loss corridors related to pools of loans originated in each contract year in exchange for a portion of the MI premiums paid by borrowers (i.e., reinsurance arrangements). The loss corridors varied for each primary insurer for each contract year. The estimation of FHN's exposure to losses under these arrangements involved the determination of FHN's maximum loss exposure by applying the low and high ends of the loss corridor range to a fixed amount that is specified in each contract. FHN then performed an estimation of total loss content within each insured pool of loans to determine the degree to which its loss corridor had been penetrated. Management obtained the assistance of a third-party actuarial firm in developing its estimation of loss content. This process included consideration of factors such as delinquency trends, default rates, and housing prices which were used to estimate both the frequency and severity of losses. No new reinsurance arrangements were initiated after 2008. As of December 31, 2011, FHN had settled all of its reinsurance obligations with primary insurers through termination of the related reinsurance agreement and transfer of the associated trust assets.

The following table provides a rollforward of the reinsurance reserve for the years ended December 31, 2011 and 2010:

Table 30 – Reserves for Reinsurance Losses

(Dollars in thousands)	Twelve Months Ended December 31 **2011**	2010
Beginning balance	**$11,187**	$ 29,321
Expense recognized	**-**	1,564
Payments to primary insurers	**(2,757)**	(7,758)
Reduction of liability from settlements	**(8,430)**	(13,589)
Other	**-**	1,649
Ending balance	**$ -**	$ 11,187

Other Contractual Obligations

Pension obligations are funded by FHN to provide current and future benefit to participants in FHN's noncontributory, defined benefit pension plan. On December 31, 2011, the annual measurement date, pension obligations, including obligations of the unfunded plans, were $670.1 million with $575.8 million of assets in the trust to fund those obligations. As of December 31, 2011, the projected benefit obligation and the accumulated benefit obligation for such plan exceeded corresponding plan assets. FHN did not make a contribution to the qualified pension plan during 2011 or 2010. Any future contributions will be based upon pension funding requirements under the Pension Protection Act, the maximum deductible under the Internal Revenue Code, and the actual performance of plan assets. Management has assessed the need for future fund contributions, and does not currently anticipate that FHN will make a contribution to the qualified pension plan in 2012. The nonqualified pension plans and other postretirement benefit plans are unfunded. FHN contributed $3.8 million in 2011 to the unfunded plans to cover all benefits paid under the nonqualified plans and anticipates the 2012 contribution to be $9.0 million. The discount rate for 2011 of 5.10 percent for the qualified pension plan and 4.75 percent for the nonqualified supplemental executive retirement plan was determined by using a hypothetical AA yield curve represented by a series of annualized individual discount rates from one-half to thirty years. The discount rates for the pension and nonqualified supplemental executive retirement plans are selected based on data specific to FHN's plans and employee population. Beginning in 2013, FHN will no longer accrue service expense for future benefits in the qualified pension plan. Benefits accrued through December 31, 2012, for current participants will not be reduced or affected. Instead, FHN will commence a new program for service beyond 2012 through an increased match to the Savings Plan. See Note 19 – Pension, Savings, and Other Employee Benefits for additional information.

FHN has various other financial obligations, which may require future cash payments. Table 31 sets forth contractual obligations representing required and potential cash outflows as of December 31, 2011. Purchase obligations represent obligations under agreements to purchase goods or services that are enforceable and legally binding on FHN and that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. In addition, FHN enters into commitments to extend credit to borrowers, including loan commitments, standby letters of credit, and commercial letters of credit. These commitments do not necessarily represent future cash requirements in that these commitments often expire without being drawn upon.

Table 31 – Contractual Obligations

	Payments due by period (a)				
(Dollars in thousands)	Less than 1 year	1 year - < 3 years	3 years - < 5 years	After 5 years	Total
Contractual obligations:					
Time deposit maturities (b)	$1,089,200	$458,151	$ 177,396	$ 57,146	$1,781,893
Term borrowings (c)	158	350,316	1,054,316	942,758	2,347,548
Annual rental commitments under noncancelable leases (d)	21,147	26,194	16,035	33,565	96,941
Purchase obligations	59,160	77,304	13,376	-	149,840
Total contractual obligations	$1,169,665	$911,965	$1,261,123	$1,033,469	$4,376,222

(a) Excludes a $33.0 million liability for unrecognized tax benefits as the timing of payment cannot be reasonably estimated.
(b) See Note 8 – Time Deposit Maturities for further details.
(c) See Note 10 – Term Borrowings for further details.
(d) See Note 5 – Premises, Equipment, and Leases for further details.

MARKET UNCERTAINTIES AND PROSPECTIVE TRENDS

Continued uncertainties remain surrounding the national economy, the housing market, the regulatory environment, and the European financial situation and will continue to present challenges for FHN. Although the national economy has exhibited signs of improvement, economic conditions are still stressed and could regress which may result in increased credit costs and loan loss provisioning and could also suppress loan demand from borrowers resulting in continued pressure on net interest income. Additionally, despite the significant reduction of legacy national lending operations, the ongoing economic stress and uncertainty in the housing market could continue to affect borrower defaults resulting in elevated repurchase losses for loans sold subject to repurchase requests from GSEs or could impact losses recognized by investors in proprietary securitizations which could result in repurchase losses or litigation. See the Repurchase and Related Obligations from Loans Originated for Sale section and Critical Accounting Policies within MD&A, and Note 18 – Contingencies and Other Disclosures for additional discussion regarding FHN's repurchase obligations.

Although FHN has little direct exposure to Euro-denominated assets or to European debt, major adverse events in Europe could have a substantial indirect impact on FHN. Because the U.S. Financial System in many ways is linked to the European financial system, a major adverse event could negatively impact liquidity in the U.S. causing funding costs to rise, or could potentially limit availability of funding through conventional markets in a worst-case scenario. FHN also could be adversely affected by European-triggered impacts upon hedging or other counterparties, customers with European businesses and/or assets denominated in the Euro, the U.S. economy, interest rates, inflation/deflation rates, and the regulatory environment should there be a political response to major financial disruptions, all of which could have a financial impact on FHN.

Regulatory Matters

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Reform Law") mandates significant change across the industry and authorizes many expansive new regulations to be issued in the future. It is uncertain at this time exactly how the Reform Law and associated regulations will affect FHN and the industry. It is likely, however, that in the foreseeable future the Reform Law will result in increased compliance costs and risk while also reducing revenues and margins of certain products. Because the full impact of the Reform Law may not be known for some time, FHN will continue to assess the effect of the legislation on the Company as the associated regulations are adopted.

International banking industry regulators have largely agreed upon significant changes in the regulation of capital required to be held by banks and their holding companies to support their businesses. The new international rules, known as "Basel III", generally increase the capital required to be held and narrow the types of instruments which will qualify as providing appropriate capital. The Basel III requirements are complex and will be phased in over many years. The Basel III rules do not apply to U.S. banks or holding companies automatically. Among other things, the Reform Law requires U.S. regulators to reform the system under which the safety and soundness of banks and other financial institutions, individually and systemically, are regulated. That reform effort will include the regulation of capital. It is not known to what extent the U.S. regulators will incorporate elements of Basel III into the reformed U.S. regulatory system, but it is expected that the U.S. reforms will include an increase in capital requirements and a narrowing of what qualifies as appropriate capital.

Foreclosure Practices

In recent years governmental officials and agencies have scrutinized industry foreclosure practices, particularly in judicial foreclosure states. The initial focus on judicial foreclosure practices of financial institutions nationwide has expanded to include non-judicial foreclosure and loss mitigation practices including the effective coordination by servicers of foreclosure and loss mitigation activities, which could impact FHN through increased operational and legal costs. FHN owns and services residential mortgage loans. By the end of 2010, FHN had reviewed its processes relating to foreclosure on loans it owns and services and no material issues were identified. FHN has continued to review and revise, as appropriate, its foreclosure processes in coordination with loss mitigation practices and to continue to monitor these processes with the goal of conforming them to changing servicing requirements.

FHN's national mortgage and servicing platforms were sold in August 2008 and the related servicing activities, including foreclosure and loss mitigation practices, of the still-owned portion of FHN's mortgage servicing portfolio was outsourced through a three year subservicing arrangement (the "2008 subservicing agreement") with the platform buyer (the "2008 subservicer"). The 2008 subservicing agreement expired in August 2011. In 2011, FHN entered into a replacement agreement with a new subservicer (the "2011 subservicer").

By the end of first quarter 2011, federal banking regulators had completed examinations of foreclosure and loss mitigation practices of large, federally regulated mortgage servicers, including FHN's 2008 subservicer. Regulators have entered into consent decrees with several of the institutions requiring comprehensive revision of loan modification and foreclosure processes, including the remediation of borrowers that have experienced financial harm. The 2008 subservicer is subject to a consent decree and has advised FHN that it has implemented or is in the process of implementing the new standards. In accordance with the terms of the consent decree, the 2008 subservicer has commenced an independent third-party assessment of its foreclosure processes and is participating in a regulator-prescribed foreclosure claims review process. FHN is cooperating with and assisting its 2008 and 2011 subservicer in reviewing any consumer complaints originating out of the claims review process. As a result of the above examinations, in June 2011 the OCC issued Supervisory Guidance relating to Foreclosure Management setting forth the OCC's expectations for the oversight and management of mortgage foreclosure activities for national banks, and requiring self-assessments of foreclosure management practices including compliance with legal requirements, and testing and file reviews. FHN has reviewed the Supervisory Guidance and utilized a third party consultant to assist in its self-assessment of its foreclosure management process relating to all its mortgage servicing, including that conducted by the 2011 subservicer. The assessment was completed in the fourth quarter 2011; FHN is reviewing the results and collecting additional data. Also in connection with the 2008 subservicer's third party assessment process, FHN and its 2011 subservicer will cooperate with the 2008 subservicer to identify and correct any servicing deficiencies in foreclosure or loss mitigation that might impact FHN's subserviced loans.

Under FHN's 2008 subservicing agreement, the 2008 subservicer had the contractual right to follow FHN's prior servicing practice as they existed 180 days prior to August 2008 until the 2008 subservicer became aware that such practices did not comply with applicable servicing requirements, subject to subservicer's obligation to follow accepted servicing practices, applicable law, and new requirements, including evolving interpretations of such practices, law and requirements. FHN cannot predict the amount of additional operating costs related to foreclosure delays, including required process changes, increased default services, extended periods of servicing advances and the recoverability of such advances, legal expenses, or other costs that may be incurred as a result of the internal reviews or external actions. In the event of a dispute such as that described below between FHN and 2008 subservicer over any liabilities for subservicer's servicing and management of foreclosure or loss mitigation processes, FHN cannot predict the costs that may be incurred.

FHN's 2008 subservicer has presented invoices and made demands under the 2008 subservicing agreement that FHN pay certain costs related to tax service contracts in connection with FHN's transfer of subservicing to its 2011 subservicer in the amount of $5.8 million. The 2008 subservicer also is seeking reimbursement for expenditures the 2008 subservicer has or anticipates it will incur under the consent decree and OCC bulletin relating to foreclosure review (collectively, "foreclosure review"), alleging that FHN has an implied agreement to participate in and share in such cost. The foreclosure review expenditures for which the 2008 subservicer presently seeks reimbursement are approximately $7.4 million. FHN disputes that it has any responsibility or liability for either demand under the 2008 subservicing agreement or otherwise. In the event that the 2008 subservicer pursues its position through litigation, FHN believes it has meritorious defenses and intends to defend itself vigorously.

In addition, the attorneys general of all 50 states concluded a joint investigation of foreclosure practices across the industry and proposed significant changes in servicing practices related to foreclosures and substantial penalties. On February 9, 2012, the Justice Department announced that the federal government and attorneys general of 49 states (the state of Oklahoma reached a separate agreement) have reached a $25 billion settlement agreement with five of the largest servicers to address mortgage loan servicing and foreclosure abuses. FHN is not a party to this settlement and FHN's 2008 subservicer has advised it has not been involved in recent discussions. Press reports indicate that other servicers may be approached to participate in the settlement. FHN continues to review available information to ascertain the potential impact of the settlement agreement on servicing and foreclosure practices.

Also, as it relates to foreclosure practices, there have been both favorable and unfavorable rulings by courts in various states involving the requirements for proof of ownership and the sufficiency of recordation of securitized mortgage loans. The ultimate impact of these decisions on the procedures and documentation required to foreclose securitized mortgage loans is not yet fully developed but could be unfavorable. FHN continues to work with its 2008 and 2011 subservicers and foreclosure counsel with the goal of ensuring that appropriate proof of ownership and documentation is presented at the time of each foreclosure proceeding.

FHN anticipates continued changes in foreclosure and loss mitigation practices in response to the industry-wide servicing standards introduced by the OCC and other federal regulators in the consent decrees, the foreclosure settlement with the state attorneys general described above, the Federal Reserve Board's proposal on servicing practices, regulations and mortgage servicing standards issued by the Bureau, and applicable state laws modifying foreclosure and loss mitigation requirements. FHN cannot predict the costs of implementing the new servicing requirements. It also remains unclear what actions will be taken by individual states through attorneys general, or other third parties including borrowers, related to foreclosure and loss mitigation practices in the industry or specific actions by FHN or by its 2008 subservicer. Additionally, President Obama recently announced the formation of a new financial crimes unit to review possible residential mortgage-backed securities fraud and the media reports that civil investigation demands have been issued to a number of parties. FHN cannot predict the amount of operating costs, costs for foreclosure delays (including costs connected with servicing advances), legal expenses, or other costs (including title company indemnification) that may be incurred as a result of the internal reviews or external actions. No liability has been established.

CRITICAL ACCOUNTING POLICIES

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

FHN's accounting policies are fundamental to understanding management's discussion and analysis of results of operations and financial condition. The Consolidated Financial Statements of FHN are prepared in conformity with accounting principles generally accepted in the United States of America and follow general practices within the industries in which it operates. The preparation of the financial statements requires management to make certain judgments and assumptions in determining accounting estimates. Accounting estimates are considered critical if: (1) the estimate requires management to make assumptions about matters that were highly uncertain at the time the accounting estimate was made and (2) different estimates reasonably could have been used in the current period, or changes in the accounting estimate are reasonably likely to occur from period to period, that would have a material impact on the presentation of FHN's financial condition, changes in financial condition, or results of operations.

It is management's practice to discuss critical accounting policies with the Board of Directors' Audit Committee including the development, selection, and disclosure of the critical accounting estimates. Management believes the following critical accounting policies are both important to the portrayal of the company's financial condition and results of operations and require subjective or complex judgments. These judgments about critical accounting estimates are based on information available as of the date of the financial statements.

ALLOWANCE FOR LOAN LOSSES

Management's policy is to maintain the ALLL at a level sufficient to absorb estimated probable incurred losses in the loan portfolio. Management performs periodic and systematic detailed reviews of its loan portfolio to identify trends and to assess the overall collectability of the loan portfolio. Accounting standards require that loan losses be recorded when management determines it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Management believes the accounting estimate related to the ALLL is a "critical accounting estimate" as: (1) changes in it can materially affect the provision for loan losses and net income, (2) it requires management to predict borrowers' likelihood or capacity to repay, and (3) it requires management to distinguish between losses incurred as of a balance sheet date and losses expected to be incurred in the future. Accordingly, this is a highly subjective process and requires significant judgment since it is often difficult to determine when specific loss events may actually occur. The ALLL is increased by the provision for loan losses and recoveries and is decreased by charged-off loans. Principal loan amounts are charged off against the ALLL in the period in which the loan or any portion of the loan is deemed to be uncollectible. This critical accounting estimate applies to the regional banking, non-strategic, and corporate segments. A management committee comprised of representatives from Risk Management, Finance, and Credit performs a quarterly review of the assumptions used and FHN's ALLL analytical models, qualitative assessments of the loan portfolio, and determines if qualitative adjustments should be recommended to the modeled results. On a quarterly basis, as a part of Enterprise Risk reporting and discussion, management addresses credit reserve adequacy and credit losses with the Executive and Risk Committee of FHN's Board of Directors.

FHN believes that the critical assumptions underlying the accounting estimate made by management include: (1) the commercial loan portfolio has been properly risk graded based on information about borrowers in specific industries and specific issues with respect to single borrowers; (2) borrower specific information made available to FHN is current and accurate; (3) the loan portfolio has been segmented properly and individual loans have similar credit risk characteristics and will behave similarly; (4) known significant loss events that have occurred were considered by management at the time of assessing the adequacy of the ALLL; (5) the adjustments for economic conditions utilized in the allowance for loan losses estimate are used as a measure of actual incurred losses; (6) the period of history used for historical loss factors is indicative of the current environment; and (7) the reserve rates, as well as other adjustments estimated by management for current events, trends, and conditions, utilized in the process reflect an estimate of losses that have been incurred as of the date of the financial statements.

While management uses the best information available to establish the ALLL, future adjustments to the ALLL and methodology may be necessary if economic or other conditions differ substantially from the assumptions used in making the estimates. Such adjustments to original estimates, as necessary, are made in the period in which these factors and other relevant considerations indicate that loss levels vary from previous estimates.

See Note 1 – Summary of Significant Accounting Policies for detail regarding FHN's processes, models, and methodology for determining the ALLL.

MORTGAGE SERVICING RIGHTS AND OTHER RETAINED INTERESTS

When FHN sold mortgage loans in the secondary market to investors, it generally retained the right to service the loans sold in exchange for a servicing fee that is collected over the life of the loan as the payments are received from the borrower. An amount was capitalized as MSR on the Consolidated Statements of Condition at current fair value. In certain cases, FHN also retained excess interests which represent rights to receive earnings from serviced assets that exceed contractually specified servicing fees and are legally separable from the base servicing rights. Excess interests are included in Trading securities on the Consolidated Statements of Condition at current fair value.

MSR and Excess Interest Estimated Fair Value

FHN has elected fair value accounting for all classes of mortgage servicing rights. The fair value of MSR and excess interests typically rise as market interest rates increase and declines as market interest rates decrease; however, the extent to which this occurs depends in part on: (1) the magnitude of changes in market interest rates and (2) the differential between the then current market interest rates for mortgage loans and the mortgage interest rates of loans sold with servicing or other interests retained.

See Note 22 – Fair Value of Assets and Liabilities, the "Determination of Fair Value" section for a description of FHN's valuation methodology for MSR and excess interests. FHN relies primarily on a discounted cash flow model to estimate the fair value of MSR and excess interests. Estimating the cash flow components of net servicing income from the loan and the resultant fair value of the MSR requires FHN to make several critical assumptions based upon current market data. The primary critical assumptions used by FHN to estimate the fair value of excess interests are prepayment speeds and discount rates.

Prepayment Speeds: Generally, when market interest rates decline and other factors favorable to prepayments occur, there is a corresponding increase in prepayments as customers refinance existing mortgages under more favorable interest rate terms. When a mortgage loan is prepaid the anticipated cash flows associated with servicing that loan are terminated, resulting in a reduction of the fair value of the capitalized MSR and excess interests. To the extent that actual borrower prepayments do not react as anticipated by the prepayment model (i.e., the historical data observed in the model does not correspond to actual market activity), it is possible that the prepayment model could fail to accurately predict mortgage prepayments and could result in significant earnings volatility. To estimate prepayment speeds, FHN utilizes a third-party prepayment model, which is based upon statistically derived data linked to certain key principal indicators involving historical borrower prepayment activity associated with mortgage loans in the secondary market, current market interest rates, and other factors. For purposes of model valuation, estimates are made for each product type within the MSR and excess interest portfolio on a monthly basis.

Discount Rate: Represents the rate at which expected cash flows are discounted to arrive at the net present value of servicing income. Discount rates will change with market conditions (i.e., supply vs. demand) and be reflective of the yields expected to be earned by market participants investing in MSR or excess interests.

Cost to Service: Expected costs to service are estimated based upon the incremental costs that a market participant would use in evaluating the potential acquisition of MSR.

Float Income: Estimated float income is driven by expected float balances (principal, interest, and escrow payments that are held pending remittance to the investor or other third-party) and current market interest rates, including the thirty-day LIBOR and five-year swap interest rates, which are updated on a monthly basis for purposes of estimating the fair value of MSR.

FHN engages in a process referred to as "price discovery" on a quarterly basis to assess the reasonableness of the estimated fair value of retained interests. Price discovery is conducted through a process of obtaining the following information: (1) quarterly informal (and an annual formal) valuation of the servicing portfolio by prominent independent mortgage-servicing brokers and (2) a collection of surveys and benchmarking data made available by independent third parties that include peer participants in the mortgage banking business. Although there is no single source of market information that can be relied upon to assess the fair value of MSR or excess interests, FHN reviews all information obtained during price discovery to determine whether the estimated fair value of MSR is reasonable when compared to market information. On December 31, 2011 and 2010, FHN determined that the MSR and excess interests valuations and assumptions were reasonable based on the price discovery process.

The MSR Hedging Committee reviews the overall assessment of the estimated fair value of MSR and excess interests monthly and is responsible for approving the critical assumptions used by management to determine the estimated fair value of FHN's retained interests. In addition, this committee reviews the source of significant changes to the carrying values each quarter and is responsible for current hedges and approving hedging strategies.

Hedging the Fair Value of MSR and Excess Interests

FHN enters into financial agreements to hedge a substantial portion of its retained interests in order to minimize the effects of loss in value of MSR and excess interests associated with increased prepayment activity that generally results from declining interest rates. See Note 25 – Derivatives for information related to FHN's hedging of retained interests. The hedges are economic hedges only, and are terminated and reestablished as needed to respond to changes in market conditions. Successful economic hedging will help minimize earnings volatility that may result from carrying MSR and excess interests at fair value. FHN does not specifically hedge the change in fair value of MSR or excess interests attributed to other risks, including unanticipated prepayments (representing the difference between actual prepayment experience and estimated prepayments derived from the model, as described above), discount rates, cost to service, and other factors. To the extent that these other factors result in changes to the fair values, FHN experiences volatility in current earnings due to the fact that these risks are not currently hedged.

REPURCHASE AND FORECLOSURE LIABILITY

Prior to September 2008, as a means to provide liquidity for its legacy mortgage banking business, FHN originated loans through its legacy mortgage business, primarily first lien home loans, with the intention of selling them. From 2005 through 2008, FHN originated and sold $69.5 billion of mortgage loans without recourse to GSEs. Although additional GSE sales occurred in earlier years, a substantial majority of GSE repurchase requests have come from that period. In addition, from 2000 through 2007, FHN securitized $47.0 billion of mortgage loans without recourse in proprietary transactions. Of the amount originally securitized, $12.0 billion of current UPB relates to securitization trusts that are still active.

Sales typically were effected either as non-recourse whole loan sales or through non-recourse proprietary securitizations. Conventional conforming and federally insured single-family residential mortgage loans were sold predominately to GSEs. Many mortgage loan originations, especially those that did not meet criteria for whole loan sales to GSEs (nonconforming mortgage loans) were sold to investors predominantly through proprietary securitizations but also, to a lesser extent, through whole loan sales to private non-GSE purchasers. In addition, through its legacy mortgage business FHN originated with the intent to sell and sold HELOC and second lien mortgages through whole loan sales to private purchasers. For loans sold or securitized without recourse, FHN has obligations to either repurchase the loan for its outstanding principal balance or make the purchaser whole for the economic losses of the loan if it is determined that the loan sold was in violation of representations or warranties made by FHN upon closing of the sales. Contractual representations and warranties vary significantly depending upon the transaction and purchaser-type (agency versus private) of the loans transferred. Typical whole loan sales include relatively broad representations and warranties, while proprietary securitizations include more limited representations and warranties.

In addition, FHN has sold certain agency mortgage loans with full recourse under agreements to repurchase the loans upon default. Loans sold with full recourse generally include mortgage loans sold to investors in the secondary market which are uninsurable under government guaranteed mortgage loan programs due to issues associated with underwriting activities, documentation, or other concerns. For mortgage insured single-family residential loans, in the event of borrower nonperformance, FHN would assume losses to the extent they exceed the value of the collateral and private mortgage insurance, FHA insurance, or VA guaranty. Loans sold with limited recourse include loans sold under government guaranteed mortgage loan programs including the Federal Housing Administration ("FHA") and Veterans Administration ("VA"). FHN may absorb losses due to uncollected interest and foreclosure costs and/or limited risk of credit losses in the event of foreclosure of the mortgage loan sold. Generally, the amount of recourse liability in the event of foreclosure is determined based upon the respective government program and/or the sale or disposal of the foreclosed property collateralizing the mortgage loan. Additionally, loss related to repurchase obligations for loans sold with full or limited recourse represent a small amount of the FHN's accrued liability for repurchase obligations.

Repurchase Accrual Methodology

The methodology used to estimate the repurchase and foreclosure liability is a function of the representations and warranties in the sales agreements, and considers a variety of factors including, but not limited to: actual defaults, estimated future defaults, historical loss experience, estimated home prices, other economic conditions, estimated probability that FHN will receive a repurchase request or MI cancellation notice, and estimated probability that FHN will be required to repurchase a loan. The estimate is based upon currently available information and includes significant judgment by management, uncertainties, and a number of factors, including those set forth previously, that are subject to change. Changes to any one of these factors could significantly impact the estimate of FHN's liability. In many cases, FHN no longer services loans that may be subject to repurchase requests by GSEs.

Currently, FHN services only $6.1 billion (current UPB) of the loans originated and sold to GSEs between 2005 and 2008 and therefore has no visibility into the current status (i.e., current UPB, delinquency, refinance activity, etc.) of the loans that were sold that FHN no longer services. This presents uncertainty in estimating future repurchase claims from GSEs as FHN does not have knowledge of the current performing status of loans sold potentially subject to contractual representation and warranty claims. Uncertainty also exists in estimating repurchase obligations due to incomplete knowledge regarding the status of investors' reviews. The liability may vary significantly each period as the methodology used continues to be refined based on the level and type of repurchase requests, defects identified, change in request patterns/trends from GSEs, and other relevant facts and circumstances.

Estimated Repurchase Liability

FHN has evaluated its exposure under all of these obligations, including a smaller amount related to equity-lending junior lien loan sales, and accordingly, has reserved for losses of $167.4 million and $185.4 million as of December 31, 2011 and 2010, respectively. Liabilities for FHN's estimate of these obligations are reflected in Other liabilities on the Consolidated Statements of Condition while expense is included within Repurchase and foreclosure provision on the Consolidated Statements of Income. At December 31, 2011, FHN had not accrued for exposure for repurchase of loans related to proprietary securitizations arising from claims that FHN breached its representations and warranties made at closing, nor for exposure for investment rescission or damages arising from claims by investors that offering documents under which the loans were securitized were materially deficient.

GOODWILL AND ASSESSMENT OF IMPAIRMENT

FHN's policy is to assess goodwill for impairment at the reporting unit level on an annual basis or between annual assessments if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. FHN also allocates goodwill to the disposal of portions of reporting units in accordance with applicable accounting standards.

FHN performs impairment analysis when these disposal actions indicate that an impairment of goodwill may exist. In third quarter 2011, FHN performed an interim goodwill impairment assessment given the impact of current market conditions on FHN's stock price. This interim assessment concluded that the fair value of the reporting units with goodwill remained significantly above their carrying values. Given the magnitude of the excess of the fair value over the carrying value of the reporting units with goodwill, FHN rolled-forward the results of the third quarter 2011 assessment to its annual assessment as of October 1, 2011.

Accounting standards require management to estimate the fair value of each reporting unit in assessing impairment at least annually. As such, FHN engages an independent valuation expert to assist in the computation of the fair value estimates of each reporting unit as part of its annual assessment. The 2011 assessment for the regional banking reporting unit utilized three separate methodologies: a discounted cash flow model, a comparison to similar public company's trading values, and a comparison to recent acquisition values. A weighted average calculation was performed to determine the estimated fair value of the regional banking reporting unit. A discounted cash flow methodology was utilized in determining the fair value of the capital markets reporting unit. The most recent valuations indicated no goodwill impairment in any of the reporting units. As of the most recent assessment the fair value of regional banking and capital markets exceeded their carrying values by 38 percent and 201 percent, respectively.

Management believes the accounting estimates associated with determining fair value as part of the goodwill impairment test is a "critical accounting estimate" because estimates and assumptions are made about FHN's future performance and cash flows, as well as other prevailing market factors (e.g., interest rates, economic trends, etc.). FHN's policy allows management to make the determination of fair value using appropriate valuation methodologies and inputs, including utilization of market observable data and internal cash flow models. If a charge to operations for impairment results, this amount would be reported separately as a component of noninterest expense. This critical accounting estimate applies to the regional banking and capital markets business segments. As of December 31, 2011, the corporate and non-strategic segments had no associated goodwill. In first quarter 2011, the non-strategic segment recognized goodwill impairment of $10.1 million related to the contracted sale of FHI. FHN allocated a portion of the goodwill from the applicable reporting unit to the asset group held for sale in determining the carrying value of the disposal group. In determining the amount of impairment, FHN compared the carrying value of the disposal group to the estimated value of the contracted sale price, which primarily included observable inputs in the form of financial asset values but which also included certain non-observable inputs related to the estimated values of post-closing events and contingencies. Impairment of goodwill was recognized for the excess of the carrying amount over the fair value of the disposal group. Reporting units have been defined as the same level as the operating business segments.

The impairment testing process conducted by FHN begins by assigning net assets and goodwill to each reporting unit. FHN then completes "step one" of the impairment test by comparing the fair value of each reporting unit with the recorded book value (or "carrying amount") of its net assets, with goodwill included in the computation of the carrying amount. If the fair value of a reporting unit exceeds its carrying amount, goodwill of that reporting unit is not considered impaired, and "step two" of the impairment test is not necessary. If the carrying amount of a reporting unit exceeds its fair value, step two of the impairment test is performed to determine the amount of impairment. Step two of the impairment test compares the carrying amount of the reporting unit's goodwill to the "implied fair value" of that goodwill. The implied fair value of goodwill is computed by assuming all assets and liabilities of the reporting unit would be adjusted to the current fair value, with the offset as an adjustment to goodwill. This adjusted goodwill balance is the implied fair value used in step two. An impairment charge is recognized for the amount by which the carrying amount of goodwill exceeds its implied fair value.

In connection with obtaining the independent valuation, management provided certain data and information that was utilized in the estimation of fair value. This information included budgeted and forecasted earnings of FHN at the reporting unit level. Management believes that this information is a critical assumption underlying the estimate of fair value. Other assumptions critical to the process were also made, including discount rates, asset and liability growth rates, and other income and expense estimates.

While management uses the best information available to estimate future performance for each reporting unit, future adjustments to management's projections may be necessary if conditions differ substantially from the assumptions used in making the estimates.

INCOME TAXES

FHN is subject to the income tax laws of the U.S. and the states and jurisdictions in which it operates. FHN accounts for income taxes in accordance with ASC 740, Income Taxes.

Income tax expense consists of both current and deferred taxes. Current income tax expense is an estimate of taxes to be paid or refunded for the current period and includes income tax expense related to uncertain tax positions. Under this method, the net DTA or DTL is based on the tax consequences of differences between the book and tax bases of assets and liabilities, which are determined by applying enacted statutory rates applicable to future years to these temporary differences. Deferred taxes can be affected by changes in tax rates applicable to future years, either as a result of statutory changes or business changes that may change the jurisdictions in which taxes are paid. Additionally, deferred tax assets are subject to a "more likely than not" test to determine whether the full amount of the deferred tax assets should be realized in the financial statements. If the "more likely than not" test is not met, a valuation allowance must be established against the deferred tax asset. On December 31, 2011, FHN's net DTA was $165.8 million. FHN evaluates the likelihood of realization of the net DTA based on both positive and negative evidence available at the time. FHN's three-year cumulative loss position at December 31, 2011 is significant negative evidence in determining whether the realizability of the DTA is more likely than not. However, other than a portion of the net DTA for state NOL carryforwards FHN believes that the negative evidence of the three-year cumulative loss is overcome by sufficient positive evidence that the DTA will ultimately be realized. The positive evidence includes several different factors. First, a significant amount of the cumulative losses occurred in businesses that FHN has exited or is in the process of exiting. Secondly, earnings from FHN's core segments (regional banking, capital markets, and corporate) have been positive in the aggregate from 2009 through 2011 and FHN forecasts substantially more taxable income in the carryforward period than needed to support the losses and credits included in the net deferred tax asset. Based on current analysis, FHN believes that its ability to realize the $165.8 million net DTA is more likely than not.

The income tax laws of the jurisdictions in which FHN operate are complex and subject to different interpretations by the taxpayer and the relevant government taxing authorities. In establishing a provision for income tax expense, FHN must make judgments and interpretations about the application of these inherently complex tax laws. Interpretations may be subjected to review during examination by taxing authorities and disputes may arise over the respective tax positions. FHN attempts to resolve disputes that may arise during the tax examination and audit process. However, certain disputes may ultimately lead to resolution through the federal and state court systems.

FHN monitors relevant tax authorities and revises estimates of accrued income taxes on a quarterly basis. Changes in estimates may occur due to changes in income tax laws and their interpretation by the courts and regulatory authorities. Revisions of estimates may also result from income tax planning and from the resolution of income tax controversies. Such revisions in estimates may be material to operating results for any given period.

CONTINGENT LIABILITIES

A liability is contingent if the amount or outcome is not presently known, but may become known in the future as a result of the occurrence of some uncertain future event. FHN estimates its contingent liabilities based on management's estimates about the probability of outcomes and their ability to estimate the range of exposure. Accounting standards require that a liability be recorded if management determines that it is probable that a loss has occurred and the loss can be reasonably estimated. In addition, it must be probable that the loss will be confirmed by some future event. As part of the estimation process, management is required to make assumptions about matters that are by their nature highly uncertain.

The assessment of contingent liabilities, including legal contingencies, involves the use of critical estimates, assumptions, and judgments. Management's estimates are based on their belief that future events will validate the current assumptions regarding the ultimate outcome of these exposures. However, there can be no assurance that future events, such as court decisions or decisions of arbitrators, will not differ from management's assessments. Whenever practicable, management consults with third-party experts (e.g., attorneys, accountants, claims administrators, etc.) to assist with the gathering and evaluation of information related to contingent liabilities. Based on internally and/or externally prepared evaluations, management makes a determination whether the potential exposure requires accrual in the financial statements.

QUARTERLY FINANCIAL INFORMATION

Table 32 – Summary of Quarterly Financial Information

	2011				2010			
(Dollars in millions except per share data)	**Fourth Quarter**	**Third Quarter**	**Second Quarter**	**First Quarter**	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Summary income information:								
Interest income	**$209.7**	**$208.4**	**$206.8**	**$207.6**	$ 217.3	$ 223.2	$ 220.4	$ 219.5
Interest expense	**30.8**	**32.0**	**33.9**	**34.9**	35.0	37.0	38.3	39.1
Provision for loan losses	**10.0**	**32.0**	**1.0**	**1.0**	45.0	50.0	70.0	105.0
Noninterest income	**181.2**	**220.9**	**187.6**	**196.3**	205.2	242.7	243.0	241.9
Noninterest expense	**312.0**	**322.7**	**344.5**	**313.8**	328.3	341.5	335.8	336.2
Income/(loss) from continuing operations	**38.6**	**34.2**	**19.1**	**42.1**	20.7	34.1	20.7	(2.5)
Income/(loss) from discontinued operations, net of tax	**(0.8)**	**4.8**	**3.7**	**0.9**	(3.4)	(0.4)	(0.2)	(7.4)
Net income/(loss)	**37.8**	**39.0**	**22.8**	**43.0**	17.3	33.7	20.5	(9.9)
Income/(loss) available to common shareholders	**34.9**	**36.1**	**20.0**	**40.2**	(48.7)	15.9	2.7	(27.7)
Earnings/(loss) per common share from continuing operations	**$ 0.14**	**$ 0.12**	**$ 0.06**	**$ 0.15**	$ (0.19)	$ 0.07	$ 0.01	$ (0.09)
Earnings/(loss) per common share	**0.14**	**0.14**	**0.08**	**0.15**	(0.20)	0.07	0.01	(0.12)
Diluted earnings/(loss) per common share from continuing operations	**0.13**	**0.12**	**0.06**	**0.15**	(0.19)	0.07	0.01	(0.09)
Diluted earnings/(loss) per common share	**0.13**	**0.14**	**0.08**	**0.15**	(0.20)	0.07	0.01	(0.12)
Common stock information:								
Closing price per share:								
High	**$ 8.25**	**$ 9.72**	**$11.60**	**$12.53**	$ 11.92	$ 12.04	$ 14.83	$ 13.77
Low	**5.63**	**5.96**	**9.40**	**11.02**	9.24	9.56	10.95	11.70
Period-end	**8.00**	**5.96**	**9.54**	**11.21**	11.78	11.21	11.06	13.40
Cash dividends declared per share	**0.01**	**0.01**	**0.01**	**0.01**	NA	NA	NA	NA
Stock dividend rate declared per share (a)	**NA**	**NA**	**NA**	**NA**	1.8122%	1.6567%	1.2896%	1.4561%

Certain previously reported amounts have been reclassified to agree with current presentation.
(a) All dividends declared in 2010 paid in shares.

NON-GAAP Information

The following table provides a reconciliation of non-GAAP items presented in this MD&A to the most comparable GAAP presentation:

Table 33 – Non-GAAP to GAAP Reconciliation

(Thousands)	**2011**	2010	2009
Tangible Common Equity (Non-GAAP)			
(A) Total equity (GAAP)	**$2,684,637**	$2,678,005	$3,302,468
Less: Preferred stock capital surplus – CPP	**-**	-	798,685
Less: Noncontrolling interest (a)	**295,165**	295,165	295,165
Total common equity	**2,389,472**	2,382,840	2,208,618
Less: Intangible assets (GAAP) (b)	**159,902**	195,061	203,784
(B) Tangible common equity (Non-GAAP)	**2,229,570**	2,187,779	2,004,834
Less: Unrealized gains on AFS securities, net of tax	**67,069**	45,366	64,925
(C) Adjusted tangible common equity (Non-GAAP)	**$2,162,501**	$2,142,413	$1,939,909

Table 33 – Non-GAAP to GAAP Reconciliation (continued)

(Thousands)	**2011**	2010	2009
Tangible Assets (Non-GAAP)			
(D) Total assets (GAAP)	**$24,789,384**	$24,698,952	$26,068,678
Less: Intangible assets (GAAP) (b)	**159,902**	195,061	203,784
(E) Tangible assets (Non-GAAP)	**$24,629,482**	$24,503,891	$25,864,894
Tier 1 Common (Non-GAAP)			
(F) Tier 1 capital (c)	**$ 2,850,452**	$ 2,812,471	$ 3,507,782
Less: Preferred stock capital surplus – CPP	**-**	-	798,685
Less: Noncontrolling interest – FTBNA preferred stock (a)(d)	**294,816**	294,816	294,816
Less: Trust preferred (e)	**200,000**	200,000	300,000
(G) Tier 1 common (Non-GAAP)	**$ 2,355,636**	$ 2,317,655	$ 2,114,281
Risk Weighted Assets			
(H) Risk weighted assets (c)	**$20,026,412**	$20,102,775	$21,400,408
Ratios			
(B)/(E) Tangible common equity to tangible assets ("TCE/TA") (Non-GAAP)	**9.05%**	8.93%	7.75%
(A)/(D) Total period-end equity to period-end assets (GAAP)	**10.83**	10.84	12.67
(G)/(H) Tier 1 common to risk weighted assets (Non-GAAP)	**11.76**	11.53	9.88
(F)/(D) Tier 1 capital to total assets (GAAP)	**11.50**	11.39	13.46
(C)/(H) Adjusted tangible common equity to risk weighted assets ("TCE/RWA") (Non-GAAP) (f)	**10.80**	10.66	9.06
Net interest income adjusted for impact of fully taxable equivalent ("FTE") (Non-GAAP)			
Regional Banking			
Net interest income (GAAP)	**$ 561,808**	$ 557,200	$ 556,103
FTE adjustment	**5,540**	2,338	567
Net interest income adjusted for impact of FTE (Non-GAAP)	**$ 567,348**	$ 559,538	$ 556,670
Capital Markets			
Net interest income (GAAP)	**$ 22,090**	$ 21,649	$ 15,128
FTE adjustment	**335**	282	215
Net interest income adjusted for impact of FTE (Non-GAAP)	**$ 22,425**	$ 21,931	$ 15,343
Corporate			
Net interest income (GAAP)	**$ (4,189)**	$ 1,654	$ 25,534
FTE adjustment	**213**	183	280
Net interest income adjusted for impact of FTE (Non-GAAP)	**$ (3,976)**	$ 1,837	$ 25,814
Non-Strategic			
Net interest income (GAAP)	**$ 121,123**	$ 150,335	$ 179,703
FTE adjustment	**-**	-	-
Net interest income adjusted for impact of FTE (Non-GAAP)	**$ 121,123**	$ 150,335	$ 179,703
Total Consolidated			
Net interest income (GAAP)	**$ 700,832**	$ 730,838	$ 776,468
FTE adjustment	**6,088**	2,803	1,062
Net interest income adjusted for impact of FTE (Non-GAAP)	**$ 706,920**	$ 733,641	$ 777,530

(a) Included in total equity on the Consolidated Statements of Condition.
(b) Includes goodwill and other intangible assets, net of amortization.
(c) Defined by and calculated in conformity with bank regulations.
(d) Represents FTBNA preferred stock included in noncontrolling interest.
(e) Included in term borrowings on the Consolidated Statements of Condition.
(f) See Glossary of Terms for definition of ratio.

GLOSSARY OF SELECTED FINANCIAL TERMS

Adjusted Tangible Common Equity to Risk Weighted Assets ("TCE/RWA") – Common equity excluding intangible assets and unrealized gains/losses on available for sale securities and cash flow hedges divided by risk weighted assets.

Allowance for Loan Losses ("ALLL") – Valuation reserve representing the amount considered by management to be adequate to cover estimated probable incurred losses in the loan portfolio.

Basis Point – The equivalent of one-hundredth of one percent. One hundred basis points equals one percent. This unit is generally used to measure spreads and movements in interest yields and rates and in measures based on interest yields and rates.

Book Value Per Common Share – A ratio determined by dividing common equity at the end of a period by the number of common shares outstanding at the end of that period.

Commercial and Standby Letters of Credit – Commercial letters of credit are issued or confirmed by an entity to ensure the payment of its customers' payables and receivables. Standby letters of credit are issued by an entity to ensure its customers' performance in dealing with others.

Commitment to Extend Credit – Agreements to make or acquire a loan or lease as long as agreed-upon terms (e.g., expiration date, covenants, or notice) are met. Generally these commitments have fixed expiration dates or other termination clauses and may require payment of a fee.

Core Deposits – Core deposits consist of all interest-bearing and noninterest-bearing deposits, except certificates of deposit over $100,000. They include checking interest deposits, money market deposit accounts, time and other savings, plus demand deposits.

Derivative Financial Instrument – A contract or agreement whose value is derived from changes in interest rates, foreign exchange rates, prices of securities or commodities, or financial or commodity indices.

Diluted Earnings/(Loss) Per Common Share ("Diluted EPS") – Net income/(loss) available to common shareholders, divided by weighted average shares outstanding plus the effect of common stock equivalents that have the potential to be converted into common shares.

Earning Assets – Assets that generate interest or dividend income or yield-related fee income, such as loans and investment securities.

Earnings/(Loss) Per Common Share ("EPS") – Net income/(loss) available to common shareholders, divided by the weighted average number of common shares outstanding.

Excess Interest-Only Strip – Financial asset representing the right to receive earnings from serviced assets that exceeds contractually specified servicing fees and are legally separable from the base servicing rights.

Fully Taxable Equivalent ("FTE") – Reflects the amount of tax-exempt income adjusted to a level that would yield the same after-tax income had that income been subject to taxation.

Individually Impaired Loans – Generally, commercial loans over $1 million that are not expected to pay all contractually due principal and interest, and consumer loans that have experienced a troubled debt restructuring and are individually evaluated for impairment. These loans are generally written down to an estimate of collateral value less cost to sell.

Interest-Only Strip – Mortgage security consisting of the interest rate portion of a stripped mortgage backed security.

GLOSSARY OF SELECTED FINANCIAL TERMS (continued)

Interest Rate Caps and Floors – Contracts with notional principal amounts that require the seller, in exchange for a fee, to make payments to the purchaser if a specified market interest rate exceeds a fixed upper "capped" level or falls below a fixed lower "floor" level on specified future dates.

Interest Rate Forward Contracts – Contracts representing commitments either to purchase or sell at a specified future date a specified security or financial instrument at a specified price, and may be settled in cash or through delivery.

Interest Rate Option – A contract that grants the holder (purchaser), for a fee, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer (seller) of the option.

Interest Rate Swap – An agreement in which two entities agree to exchange, at specified intervals, interest payment streams calculated on an agreed-upon notional principal amount with at least one stream based on a floating rate index.

Interest Rate Swaptions – Options on interest rate swaps that give the purchaser the right, but not the obligation, to enter into an interest rate swap agreement during a specified period of time.

Leverage Ratio – Ratio consisting of Tier 1 capital divided by quarterly average assets adjusted for certain unrealized gains/(losses) on available for sale securities, goodwill, certain other intangible assets, the disallowable portion of mortgage servicing rights and other disallowed assets.

Lower of Cost or Market ("LOCOM") – A method of accounting for certain assets by recording them at the lower of their historical cost or their current market value.

Market Capitalization – Market value of a company is computed by multiplying the number of shares outstanding by the current stock price.

Mortgage Backed Securities – Investment securities backed by a pool of mortgages or trust deeds. Principal and interest payments on the underlying mortgages are used to pay principal and interest on the securities.

Mortgage Warehouse – Mortgage loans that have been closed and funded and are awaiting sale and delivery into the secondary market. Also includes loans that management does not have the intent and ability to hold for the foreseeable future.

Mortgage Servicing Rights ("MSR") – The right to service mortgage loans, generally owned by someone else, for a fee. Loan servicing includes collecting payments; remitting funds to investors, insurance companies, and taxing authorities; collecting delinquent payments; and foreclosing on properties when necessary.

Net Interest Margin ("NIM") – Expressed as a percentage, net interest margin is a ratio computed by dividing a day-weighted fully taxable equivalent net interest income by average earning assets.

Net Interest Spread – The difference between the average yield earned on earning assets on a fully taxable equivalent basis and the average rate paid for interest-bearing liabilities.

Nonaccrual Loans – Loans on which interest accruals have been discontinued due to the borrower's financial difficulties. Interest income on these loans is reported on a cash basis as it is collected after recovery of principal.

Non-GAAP – Certain measures contained within MD&A are not formally defined by GAAP or codified in the federal banking regulations. A reconciliation of these Non-GAAP measures may be found in table 33 of MD&A.

Nonperforming Assets ("NPAs") – Interest-earning assets on which interest income is not being accrued, real estate properties acquired through foreclosure and other assets obtained through the foreclosure process.

GLOSSARY OF SELECTED FINANCIAL TERMS (continued)

Origination Fees – A fee charged to the borrower by the lender to originate a loan. Usually stated as a percentage of the face value of the loan.

Provision for Loan Losses – The periodic charge to earnings for inherent losses in the loan portfolio.

Purchase Obligation – An agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

Purchased Funds – The combination of certificates of deposit greater than $100,000, federal funds purchased, securities sold under agreement to repurchase, and other short-term borrowings.

Repurchase Agreement – A method of short-term financing where one party agrees to buy back, at a future date (generally overnight) and an agreed-upon price, a security it sells to another party.

Return on Average Assets ("ROA") – A measure of profitability that is calculated by dividing net income by total average assets.

Return on Average Common Shareholders' Equity ("ROE") – A measure of profitability that indicates what an institution earned on its shareholders' investment. ROE is calculated by dividing net income available to common shareholders by total average common equity.

Risk-Adjusted Assets – A regulatory risk-based calculation that takes into account the broad differences in risks among a banking organization's assets and off-balance sheet financial instruments.

Tangible Book Value Per Common Share – Ratio consisting of tangible common equity (TCE) over period-end common shares outstanding.

Tangible Common Equity to Tangible Assets ("TCE/TA") – A ratio which may be used to evaluate a company's capital position. TCE/TA includes common equity less goodwill and other intangible assets over tangible assets. Tangible assets includes a company's total assets less goodwill and other intangible assets.

Tier 1 Capital Ratio – Ratio consisting of shareholders' equity adjusted for certain unrealized gains/(losses) on available for sale securities, reduced by goodwill, certain other intangible assets, the disallowable portion of mortgage servicing rights and other disallowed assets divided by risk-adjusted assets.

Tier 1 Common – A measure of a company's capital position, which includes Tier 1 capital less preferred stock amounts.

Total Capital Ratio – Ratio consisting of Tier 1 capital plus the allowable portion of the allowance for loan losses and qualifying subordinated debt divided by risk-adjusted assets.

Transaction Account Guarantee ("TAG") Program – Established in 2008, the TAG program guarantees non-interest bearing accounts beyond the $250,000 coverage available under the FDIC's general deposit insurance rules. Participating financial institutions are subject to certain fees based upon the FDIC's risk-based premium system. FHN voluntarily participated in the TAG program until it expired on January 1, 2011.

Troubled Debt Restructuring ("TDR") – A loan is identified and reported as a TDR when FHN has granted an economic concession to a borrower experiencing financial difficulty.

ACRONYMS

AFS	Available-for-sale
ALCO	Asset/Liability Committee
ALLL	Allowance for loan losses
ALR	Average Loss Rate Model
ASC	FASB Accounting Standards Codification
C&I	Commercial, Financial, and Industrial loan portfolio
CDOs	Collateralized debt obligations
CEO	Chief Executive Officer
CMO	Collateralized mortgage obligations
CPP	U.S. Treasury Capital Purchase Program
CRMC	Credit Risk Management Committee
DSCRs	Debt Service Coverage Ratios
DTA	Deferred tax asset
DTI	Debt-to-income
DTL	Deferred tax liability
ENEC	Employee Non-voluntary Elective Contribution
EPS	Earnings per share
ESOP	Employee stock ownership plan
FASB	Financial Accounting Standards Board
FDIC	Federal Deposit Insurance Corporation
FERP	First Express Remittance Processing
FFS	Federal funds sold
FHA	Federal Housing Administration
FHFA	Federal Housing Finance Agency
FHLB	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation or Freddie Mac
FHN	First Horizon National Corporation
FICO	Fair Isaac Corporation
FINRA	Financial Industry Regulatory Authority
FNMA	Federal National Mortgage Association or Fannie Mae
FRB	Federal Reserve Bank or the Fed
FTBNA	First Tennessee Bank National Association
FTE	Fully taxable equivalent
FTHC	First Tennessee Housing Corporation
FTN ECM	FTN Equity Capital Markets
FTNF	FTN Financial
FTNFS	FTN Financial Securities Corp.
FTRESC	FT Real Estate Securities Company, Inc.
GAAP	Generally Accepted Accounting Principles
GNMA	Government National Mortgage Association or Ginnie Mae
GSE	Government sponsored enterprises
HAMP	Home Affordable Modification Program
HELOCs	Home equity lines of credit
HFS	Held-for-sale
HLTV	High loan-to-value
HTI	Housing to income

ACRONYMS (continued)

Income CRE	Income-Producing Commercial Real Estate loan portfolio
IPO	Initial public offering
IRS	Internal Revenue Service
LIBOR	London Inter-Bank Offered Rate
LIHTC	Low Income Housing Tax Credit
LOCOM	Lower of cost or market
LRRD	Loan Rehab and Recovery Department
LTV	Loan-to-value
MBS	Mortgage-backed securities
MD&A	Management's Discussion and Analysis of Financial Condition and Results of Operations
MI	Private mortgage insurance
MSR	Mortgage servicing rights
NII	Net interest income
NIM	Net interest margin
NPAs	Nonperforming assets
NPLs	Nonperforming loans
NRV	Net realizable value
NSF	Non-sufficient funds
OCC	Office of the Comptroller of the Currency
OTC	One-time Close
P&I	Principal and interest
PD	Probability of default
PM	Portfolio Managers
QSPE	Qualifying special purposes entities
REIT	Real estate investment trust
Res CRE	Residential Commercial Real Estate Construction loan portfolio or Residential CRE
RM	Relationship Managers
ROA	Return on assets
ROE	Return on equity
RSUs	Restricted stock units
RWA	Risk weighted assets
SBA	Small Business Administration
SEC	Securities and Exchange Commission
TA	Tangible assets
TAF	Term Auction Facility
TAG	Transaction Account Guarantee
TARP	Troubled Asset Relief Program
TCE	Tangible common equity
TDRs	Troubled Debt Restructurings
TRUPs	Trust preferred loans
UPB	Unpaid principal balance
UST	United States Treasury Department
VA	Veterans Administration
VIE	Variable Interest Entities

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of First Horizon National Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. First Horizon National Corporation's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Even effective internal controls, no matter how well designed, have inherent limitations such as the possibility of human error or of circumvention or overriding of controls, and consideration of cost in relation to benefit of a control. Moreover, effectiveness must necessarily be considered according to the existing state of the art of internal control. Further, because of changes in conditions, the effectiveness of internal controls may diminish over time.

Management assessed the effectiveness of First Horizon National Corporation's internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.*

Based on our assessment and those criteria, management believes that First Horizon National Corporation maintained effective internal control over financial reporting as of December 31, 2011.

First Horizon National Corporation's independent auditors have issued an attestation report on First Horizon National Corporation's internal control over financial reporting. That report appears on the following page.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
First Horizon National Corporation:

We have audited First Horizon National Corporation's (the Company) internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, First Horizon National Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of condition of First Horizon National Corporation as of December 31, 2011 and 2010, and the related consolidated statements of income, equity and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated February 27, 2012 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Memphis, Tennessee
February 27, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
First Horizon National Corporation:

We have audited the accompanying consolidated statements of condition of First Horizon National Corporation and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of income, equity and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Horizon National Corporation and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2012 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Memphis, Tennessee
February 27, 2012

CONSOLIDATED STATEMENTS OF CONDITION

(Dollars in thousands, except restricted and share amounts)	December 31 2011	December 31 2010
Assets:		
Cash and due from banks (Restricted – $4.9 million on December 31, 2011 and $3.1 million on December 31, 2010) (Note 13)	**$ 384,667**	$ 344,384
Federal funds sold and securities purchased under agreements to resell	**443,588**	424,390
Total cash and cash equivalents (Restricted – $4.9 million on December 31, 2011 and $3.1 million on December 31, 2010)	**828,255**	768,774
Interest-bearing cash	**452,856**	517,739
Trading securities	**988,217**	769,750
Loans held for sale	**413,897**	375,289
Securities available for sale (Note 3)	**3,066,272**	3,031,930
Loans, net of unearned income (Restricted – $.6 billion on December 31, 2011 and $.8 billion on December 31, 2010) (Note 4)	**16,397,127**	16,782,572
Less: Allowance for loan losses (Restricted – $31.8 million on December 31, 2011 and $47.5 million on December 31, 2010) (Note 4)	**384,351**	664,799
Total net loans (Restricted – $.6 billion on December 31, 2011 and $.7 billion on December 31, 2010)	**16,012,776**	16,117,773
Mortgage servicing rights (Note 6)	**144,069**	207,319
Goodwill (Note 7)	**133,659**	162,180
Other intangible assets, net (Note 7)	**26,243**	32,881
Capital markets receivables	**164,987**	146,091
Premises and equipment, net (Note 5)	**321,253**	322,319
Real estate acquired by foreclosure	**85,244**	125,401
Other assets (Restricted – $13.4 million on December 31, 2011 and $19.7 million on December 31, 2010)	**2,151,656**	2,121,506
Total assets (Restricted – $.6 billion on December 31, 2011 and $.7 billion on December 31, 2010)	**$24,789,384**	$24,698,952
Liabilities and equity:		
Deposits:		
Savings	**$ 6,624,405**	$ 6,036,895
Time deposits	**1,173,375**	1,390,995
Other interest-bearing deposits	**3,193,697**	2,842,306
Certificates of deposit $100,000 and more	**608,518**	561,750
Interest-bearing	**11,599,995**	10,831,946
Noninterest-bearing (Restricted – $- on December 31, 2011 and $1.2 million on December 31, 2010)	**4,613,014**	4,376,285
Total deposits (Restricted – $- on December 31, 2011 and $1.2 million on December 31, 2010)	**16,213,009**	15,208,231
Federal funds purchased and securities sold under agreements to repurchase (Note 9)	**1,887,052**	2,114,908
Trading liabilities (Note 9)	**347,285**	361,920
Other short-term borrowings (Note 9)	**172,550**	180,735
Term borrowings (Restricted – $.6 billion on December 31, 2011 and $.8 billion on December 31, 2010) (Note 10)	**2,481,660**	3,228,070
Capital markets payables	**164,708**	65,506
Other liabilities (Restricted – $.1 million on December 31, 2011 and 2010)	**838,483**	861,577
Total liabilities (Restricted – $.6 billion on December 31, 2011 and $.8 billion on December 31, 2010)	**22,104,747**	22,020,947
Equity:		
First Horizon National Corporation Shareholders' Equity:		
Common stock – $.625 par value (shares authorized – 400,000,000; shares issued – 257,468,092 on December 31, 2011 and 263,366,429 on December 31, 2010)	**160,918**	164,604
Capital surplus	**1,601,346**	1,630,210
Capital surplus common stock warrant – CPP (Note 12)	**-**	83,860
Undivided profits	**757,364**	631,712
Accumulated other comprehensive loss, net (Note 15)	**(130,156)**	(127,546)
Total First Horizon National Corporation Shareholders' Equity	**2,389,472**	2,382,840
Noncontrolling interest (Note 12)	**295,165**	295,165
Total equity	**2,684,637**	2,678,005
Total liabilities and equity	**$24,789,384**	$24,698,952

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share data)	Year Ended December 31 2011	2010	2009
Interest income:			
Interest and fees on loans	**$ 654,430**	$ 697,934	$ 769,748
Interest on investment securities	**118,106**	114,325	141,853
Interest on loans held for sale	**15,910**	18,767	25,811
Interest on trading securities	**43,191**	46,384	53,162
Interest on other earning assets	**800**	2,876	2,365
Total interest income	**832,437**	880,286	992,939
Interest expense:			
Interest on deposits:			
Savings	**26,963**	31,308	38,886
Time deposits	**29,274**	38,600	60,857
Other interest-bearing deposits	**6,247**	8,846	5,012
Certificates of deposit $100,000 and more	**9,817**	13,006	27,709
Interest on trading liabilities	**14,958**	18,090	20,869
Interest on short-term borrowings	**5,838**	7,435	12,955
Interest on term borrowings	**38,508**	32,163	50,183
Total interest expense	**131,605**	149,448	216,471
Net interest income	**700,832**	730,838	776,468
Provision for loan losses	**44,000**	270,000	880,000
Net interest income/(loss) after provision for loan losses	**656,832**	460,838	(103,532)
Noninterest income:			
Capital markets	**355,291**	424,034	632,093
Deposit transactions and cash management	**134,055**	143,176	162,562
Mortgage banking	**90,586**	167,364	235,450
Trust services and investment management	**24,952**	25,674	26,171
Brokerage management fees and commissions	**23,534**	24,536	26,862
Insurance commissions	**3,591**	3,640	4,879
Debt securities gains/(losses), net	**772**	374	—
Equity securities gains/(losses), net	**35,392**	10,548	(1,178)
Losses on divestitures	**—**	—	(1,704)
All other income and commissions (Note 14)	**117,838**	133,379	149,262
Total noninterest income	**786,011**	932,725	1,234,397
Adjusted gross income after provision for loan losses	**1,442,843**	1,393,563	1,130,865
Noninterest expense:			
Employee compensation, incentives, and benefits	**610,225**	672,007	755,167
Repurchase and foreclosure provision	**159,590**	189,830	147,772
Legal and professional fees	**69,643**	61,856	65,616
Occupancy	**53,613**	57,725	62,189
Operations services	**50,347**	59,148	61,964
Contract employment and outsourcing	**41,896**	28,480	36,024
Computer software	**34,656**	30,356	26,689
Equipment rentals, depreciation, and maintenance	**32,914**	28,387	33,798
FDIC premium expense	**28,302**	37,138	46,272
Foreclosed real estate	**22,076**	24,944	66,197
Communications and courier	**19,100**	22,132	26,496
Miscellaneous loan costs	**4,664**	12,363	23,046
Amortization of intangible assets	**4,016**	4,149	4,352
All other expense (Note 14)	**161,953**	113,295	181,231
Total noninterest expense	**1,292,995**	1,341,810	1,536,813
Income/(loss) before income taxes	**149,848**	51,753	(405,948)
Provision/(benefit) for income taxes (Note 16)	**15,836**	(21,182)	(170,716)
Income/(loss) from continuing operations	**134,012**	72,935	(235,232)
Income/(loss) from discontinued operations, net of tax	**8,618**	(11,332)	(23,203)
Net income/(loss)	**$ 142,630**	$ 61,603	$ (258,435)
Net income attributable to noncontrolling interest	**11,434**	11,402	11,402
Net income/(loss) attributable to controlling interest	**$ 131,196**	$ 50,201	$ (269,837)
Preferred stock dividends	-	107,970	59,585
Net income/(loss) available to common shareholders	**$ 131,196**	$ (57,769)	$ (329,422)
Basic earnings/(loss) per share from continuing operations (Note 17)	**$ 0.47**	$ (0.20)	$ (1.31)
Diluted earnings/(loss) per share from continuing operations (Note 17)	**$ 0.47**	$ (0.20)	$ (1.31)
Basic earnings/(loss) per share available to common shareholders (Note 17)	**$ 0.50**	$ (0.25)	$ (1.41)
Diluted earnings/(loss) per share available to common shareholders (Note 17)	**$ 0.50**	$ (0.25)	$ (1.41)
Weighted average common shares (Note 17)	**260,574**	235,699	234,431
Diluted average common shares (Note 17)	**262,861**	235,699	234,431

See accompanying notes to consolidated financial statements.
Certain previously reported amounts have been reclassified to agree with current presentation.

CONSOLIDATED STATEMENTS OF EQUITY

(Amounts in thousands, except per share data)	Common Shares	Total	Preferred Stock – Capital Surplus	Common Stock	Capital Surplus	Capital Surplus – Warrants	Undivided Profits	Accumulated Other Comprehensive Income/(Loss)	Noncontrolling Interest
Balance, December 31, 2008	205,283	$3,574,632	$782,680	$128,302	$1,048,602	$83,860	$1,387,854	$(151,831)	$295,165
Net income/(loss)	-	(258,435)	-	-	-	-	(269,837)	-	11,402
Other comprehensive income/(loss):									
Unrealized fair value adjustments, net of tax:									
Securities available for sale	-	22,614	-	-	-	-	-	22,614	-
Pension and postretirement plans:									
Prior service cost arising during period	-	10,829	-	-	-	-	-	10,829	-
Net actuarial gain/(loss) arising during period (a)	-	3,541	-	-	-	-	-	3,541	-
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/(loss) included in net periodic benefit cost	-	638	-	-	-	-	-	638	-
Comprehensive income/(loss)	-	(220,813)	-	-	-	-	(269,837)	37,622	11,402
Preferred stock – (CPP) accretion	-	16,005	16,005	-	-	-	-	-	-
Preferred stock – (CPP) dividends	-	(59,543)	-	-	-	-	(59,543)	-	-
Stock dividends declared	15,532	-	-	9,708	157,398	-	(167,106)	-	-
Common stock repurchased	(35)	(392)	-	(22)	(370)	-	-	-	-
Common stock issued for:									
Stock options and restricted stock – equity awards	1,200	501	-	750	(249)	-	-	-	-
Tax benefit reversals – stock-based compensation plans	-	(5,701)	-	-	(5,701)	-	-	-	-
Stock-based compensation expense	-	8,969	-	-	8,969	-	-	-	-
Dividends declared – noncontrolling interest of subsidiary preferred stock	-	(11,402)	-	-	-	-	-	-	(11,402)
Other changes in equity	-	212	-	-	-	-	212	-	-
Balance, December 31, 2009	221,980	3,302,468	798,685	138,738	1,208,649	83,860	891,580	(114,209)	295,165
Adjustment to reflect adoption of amendments to ASC 810	-	(10,562)	-	-	-	-	(10,562)	-	-
Beginning balance, as adjusted	221,980	3,291,906	798,685	138,738	1,208,649	83,860	881,018	(114,209)	295,165
Net income	-	61,603	-	-	-	-	50,201	-	11,402
Other comprehensive income/(loss):									
Unrealized fair value adjustments, net of tax:									
Securities available for sale	-	(19,559)	-	-	-	-	-	(19,559)	-
Pension and postretirement plans:									
Net actuarial gain/(loss) arising during period	-	(3,425)	-	-	-	-	-	(3,425)	-
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/(loss) included in net periodic benefit cost	-	9,647	-	-	-	-	-	9,647	-
Comprehensive income/(loss)	-	48,266	-	-	-	-	50,201	(13,337)	11,402

CONSOLIDATED STATEMENTS OF EQUITY (continued)

(Amounts in thousands, except per share data)	Common Shares	Total	Preferred Stock – Capital Surplus	Common Stock	Capital Surplus	Capital Surplus – Warrants	Undivided Profits	Accumulated Other Comprehensive Income/(Loss)	Noncontrolling Interest
Preferred stock – (CPP) accretion	-	67,855	67,855	-	-	-	-	-	-
Preferred stock – (CPP) dividends	-	(115,635)	-	-	-	-	(115,635)	-	-
Redemption of preferred shares – CPP	-	(866,540)	(866,540)	-	-	-	-	-	-
Stock dividends declared	14,164	-	-	8,852	170,227	-	(179,079)	-	-
Common stock issuance (26.3 million shares issued at $10.50 per share net of offering costs)	26,316	263,103	-	16,448	246,655	-	-	-	-
Common stock repurchased	(119)	(1,345)	-	(74)	(1,271)	-	-	-	-
Common stock issued for:									
Stock options and restricted stock – equity awards	1,025	180	-	640	(460)	-	-	-	-
Tax benefit reversals – stock-based compensation plans	-	(5,577)	-	-	(5,577)	-	-	-	-
Stock-based compensation expense	-	11,987	-	-	11,987	-	-	-	-
Dividends declared – noncontrolling interest of subsidiary preferred stock	-	(11,402)	-	-	-	-	-	-	(11,402)
Other changes in equity	-	(4,793)	-	-	-	-	(4,793)	-	-
Balance, December 31, 2010	263,366	2,678,005	-	164,604	1,630,210	83,860	631,712	(127,546)	295,165
Net income/(loss)	-	142,630	-	-	-	-	131,196	-	11,434
Other comprehensive income/(loss):									
Unrealized fair value adjustments, net of tax:									
Securities available for sale	-	21,703	-	-	-	-	-	21,703	-
Pension and postretirement plans:									
Net actuarial gain/(loss) arising during period	-	(37,616)	-	-	-	-	-	(37,616)	-
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/(loss) included in net periodic benefit cost	-	13,303	-	-	-	-	-	13,303	-
Comprehensive income/(loss)	-	140,020	-	-	-	-	131,196	(2,610)	11,434
Common stock warrants repurchased – CPP	-	(79,700)	-	-	4,160	(83,860)	-	-	-
Cash dividends declared ($.04 per share)	-	(10,324)	-	-	-	-	(10,324)	-	-
Common stock repurchased (b)	(6,281)	(45,111)	-	(3,925)	(41,186)	-	-	-	-
Common stock issued for:									
Stock options and restricted stock – equity awards	383	(1)	-	239	(240)	-	-	-	-
Tax benefit reversals – stock-based compensation plans	-	(5,771)	-	-	(5,771)	-	-	-	-
Stock-based compensation expense	-	14,173	-	-	14,173	-	-	-	-
Dividends declared - noncontrolling interest of subsidiary preferred stock	-	(11,434)	-	-	-	-	-	-	(11,434)
Other changes in equity	-	4,780	-	-	-	-	4,780	-	-
Balance, December 31, 2011	257,468	$2,684,637	$ -	$160,918	$1,601,346	$ -	$ 757,364	$(130,156)	$295,165

See accompanying notes to consolidated financial statements.
Certain previously reported amounts have been reclassified to agree with current presentation.
(a) Includes a positive, after-tax effect of $18.3 million due to a curtailment. See Note 19 – Savings, Pension, and Other Employee Benefits.
(b) Includes $44 million repurchased in fourth quarter under the share repurchase program.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)		Year Ended December 31		
		2011	2010	2009
Operating Activities	Net income/(loss)	**$ 142,630**	$ 61,603	$ (258,435)
	Adjustments to reconcile net income/(loss) to net cash used by operating activities:			
	Provision for loan losses	**44,000**	270,000	880,000
	Provision/(benefit) for deferred income tax	**36,035**	233,513	(173,900)
	Depreciation and amortization of premises and equipment	**34,624**	31,121	32,538
	Amortization of intangible assets	**4,380**	5,526	6,017
	Net other amortization and accretion	**50,317**	45,853	42,852
	Decrease in derivatives, net	**5,145**	1,007	186,902
	Market value adjustment on mortgage servicing rights	**41,260**	31,146	(67,813)
	Repurchase and foreclosure provision	**159,590**	189,830	147,772
	Fair value adjustment to foreclosed real estate	**18,358**	18,097	39,879
	Goodwill impairment	**10,100**	3,348	16,591
	Impairment of other intangible assets	**-**	-	341
	Loss accruals from litigation and regulatory matters	**41,279**	2,398	3,466
	(Gains)/losses on divestitures (a)	**(10,143)**	-	9,183
	Stock-based compensation expense	**14,173**	11,987	8,969
	Excess tax provision from stock-based compensation arrangements	**5,771**	5,577	5,701
	Equity securities (gains)/losses, net	**(35,392)**	(10,548)	1,178
	Debt securities gains, net	**(772)**	(374)	-
	Gains on extinguishment of debt	**(5,761)**	(17,060)	(16,412)
	Net losses on disposal of fixed assets	**1,581**	3,015	8,749
	Net (increase)/decrease in:			
	Trading securities	**(226,361)**	(85,408)	181,872
	Loans held for sale	**(38,608)**	77,212	114,153
	Capital markets receivables	**(18,896)**	188,313	844,528
	Interest receivable	**5,449**	8,576	15,061
	Mortgage servicing rights – bulk sales	**-**	24,558	87,273
	Other assets	**(57,588)**	1,258	(236,516)
	Net increase/(decrease) in:			
	Capital markets payables	**99,202**	(227,469)	(822,453)
	Interest payable	**(7,945)**	(6,741)	(31,144)
	Other liabilities	**(253,820)**	(166,797)	(175,965)
	Trading liabilities	**(14,635)**	68,533	(66,115)
	Total adjustments	**(98,657)**	706,471	1,042,707
	Net cash provided by operating activities	**43,973**	768,074	784,272
Investing Activities	Available for sale securities:			
	Sales	**495,095**	528,767	18,943
	Maturities	**810,833**	1,064,905	740,452
	Purchases	**(1,276,125)**	(1,954,858)	(287,464)
	Premises and equipment:			
	Purchases	**(35,408)**	(42,631)	(21,180)
	Net (increase)/decrease in:			
	Loans	**75,350**	993,700	2,259,477
	Interests retained from securitizations classified as trading securities	**7,894**	10,783	63,994
	Interest-bearing cash	**64,883**	21,561	(331,508)
	Cash receipts related to divestitures	**24,467**	-	803
	Net cash provided by investing activities	**166,989**	622,227	2,443,517
Financing Activities	Common stock:			
	Exercise of stock options	**-**	93	3
	Cash dividends paid	**(7,944)**	-	-
	Repurchase of shares	**(45,111)**	(1,345)	(392)
	Issuance of common shares	**-**	263,103	-
	Repurchase of common stock warrant – CPP	**(79,700)**	-	-
	Excess tax provision from stock-based compensation arrangements	**(5,771)**	(5,577)	(5,701)
	Repayment of preferred equity – CPP	**-**	(866,540)	-
	Cash dividends paid – preferred stock – CPP	**-**	(47,780)	(43,447)
	Cash dividends paid – preferred stock – noncontrolling interest	**(11,375)**	(11,406)	(12,741)
	Term borrowings:			
	Issuance	**15,301**	496,345	-
	Payments/maturities	**(695,936)**	(288,260)	(1,600,613)
	Increases in restricted term borrowings	**10,318**	8,537	-
	Net cash paid for extinguishment of debt	**(100,000)**	(87,840)	(201,858)
	Net increase/(decrease) in:			
	Deposits	**1,004,778**	341,016	625,432
	Short-term borrowings	**(236,041)**	(1,340,468)	(2,394,657)
	Net cash used by financing activities	**(151,481)**	(1,540,122)	(3,633,974)
	Net increase/(decrease) in cash and cash equivalents	**59,481**	(149,821)	(406,185)
	Cash and cash equivalents at beginning of period	**768,774**	918,595	1,324,780
	Cash and cash equivalents at end of period	**$ 828,255**	$ 768,774	$ 918,595
Supplemental Disclosures	Total interest paid	**$ 138,925**	$ 155,493	$ 246,832
	Total taxes paid	**16,399**	2,100	109,242
	Transfer from loans to other real estate owned	**63,932**	180,506	217,733

See accompanying notes to consolidated financial statements.

Certain previously reported amounts have been reclassified to agree with current presentation.

(a) After-tax gains on divestiture are $9.9 million for 2011. See Note 2 – Acquisitions and Divestitures for further details related to divestitures.

Note 1 ❑ Summary of Significant Accounting Policies

Basis of Accounting. The consolidated financial statements of First Horizon National Corporation ("FHN"), including its subsidiaries, have been prepared in conformity with accounting principles generally accepted in the United States of America and follow general practices within the industries in which it operates. This preparation requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions are based on information available as of the date of the financial statements and could differ from actual results.

Principles of Consolidation and Basis of Presentation. The consolidated financial statements include the accounts of FHN and other entities in which it has a controlling financial interest. Variable Interest Entities ("VIEs") for which FHN or a subsidiary has been determined to be the primary beneficiary are also consolidated. The assets and liabilities of FHN's consolidated residential mortgage securitization trusts have been parenthetically disclosed on the face of the Consolidated Statements of Condition as restricted in accordance with the presentation requirements of Accounting Standards Codification ("ASC") 810, as amended, due to the assets being pledged to settle the trusts' obligations and the trusts' security holders having no recourse to FHN. Affiliates for which FHN is not considered the primary beneficiary and that FHN does not have a controlling financial interest in are accounted for by the equity method. These investments are included in other assets, and FHN's proportionate share of income or loss is included in noninterest income. All significant intercompany transactions and balances have been eliminated. For purposes of comparability, certain prior period amounts have been reclassified to conform to current year presentation. Business combinations accounted for as purchases are included in the financial statements from the respective dates of acquisition.

Revenue Recognition. FHN derives a significant portion of its revenues from fee-based services. Noninterest income from transaction-based fees is generally recognized when the transactions are completed. Noninterest income from service-based fees is generally recognized over the period in which FHN provides the service.

Deposit Transactions and Cash Management. Deposit transactions include services related to retail and commercial deposit products (such as service charges on checking accounts), cash management products and services such as electronic transaction processing (Automated Clearing House and Electronic Data Interchange), account reconciliation services, cash vault services, lockbox processing, and information reporting to large corporate clients.

Insurance Commissions. Insurance commissions are derived from the sale of insurance products, including acting as an independent agent to provide life, long-term care, and disability insurance.

Trust Services and Investment Management. Trust services and investment management fees include investment management, personal trust, employee benefits, and custodial trust services.

Brokerage Management Fees and Commissions. Brokerage management fees and commissions include fees for portfolio management, trade commissions, and annuity and mutual fund sales.

Statements of Cash Flows. For purposes of these statements, cash and due from banks, federal funds sold, and securities purchased under agreements to resell are considered cash and cash equivalents. Federal funds are usually sold for one-day periods, and securities purchased under agreements to resell are short-term, highly liquid investments.

Trading Activities. Securities purchased in connection with underwriting or dealer activities (long positions) are carried at fair market value as trading securities. Gains and losses, both realized and unrealized, on these securities are reflected in capital markets noninterest income. Trading liabilities include securities that FHN has sold to other parties but does not own (short positions). FHN is obligated to purchase securities at a future date to cover the short positions. Assets and liabilities for unsettled trades are recorded on the Consolidated Statements of Condition as "Capital markets receivables" or "Capital markets payables." Retained interests from securitizations in the form of excess interest, interest-only and principal-only strips from sales and securitizations of first lien mortgages are recognized at fair value as trading securities with gains and losses, both realized and unrealized, recognized in mortgage banking income. Excess interest represents rights to receive interest from serviced assets that exceed contractually specified rates. Principal-only strips are principal cash flow tranches, and interest-only strips are interest cash flow tranches. Cash receipts and payments are classified in investing activities on the Consolidated Statements of Cash Flows based on the purpose for which such financial assets were retained.

Investment Securities. Investment securities are reviewed quarterly for possible other-than-temporary impairment ("OTTI"). The review includes an analysis of the facts and circumstances of each individual investment such as the degree of loss, the length of time the fair value has been below cost, the expectation for that security's performance, the creditworthiness of the issuer and FHN's intent and ability to hold the security. Securities that may be sold prior to maturity and equity securities are classified as securities available-for-sale and are carried at fair value. The unrealized gains and losses on securities available for sale, including debt securities for which no credit impairment exists, are excluded from earnings and are reported, net of tax, as a component of other comprehensive income within shareholders' equity. Venture capital investments are classified as securities available-for-sale and are carried at fair value with unrealized gains and losses recognized in noninterest income.

Realized gains and losses for investment securities are determined by the specific identification method and reported in noninterest income. Declines in value judged to be other-than-temporary based on FHN's analysis of the facts and circumstances related to an individual investment, including securities that FHN has the intent to sell, are also determined by the specific identification method, and reported in noninterest income. For impaired debt securities that FHN does not intend to sell and will not be required to sell prior to recovery but for which credit losses exist, the other-than-temporary impairment recognized is separated between the total impairment related to credit losses which is reported in noninterest income, and the impairment related to all other factors which is excluded from earnings and reported, net of tax, as a component of other comprehensive income within shareholders' equity.

Securities Purchased under Resale Agreements and Securities Sold under Repurchase Agreements. FHN enters into short-term purchases of securities under agreements to resell which are accounted for as collateralized financings except where FHN does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. As of December 31, 2011 and 2010, and for the three years ended December 31, 2011, all of FHN's securities purchased under agreements to resell were recognized as collateralized financings. Securities delivered under these transactions are delivered to either the dealer custody account at the Federal Reserve Bank ("FRB") or to the applicable counterparty. Securities sold under agreements to repurchase are offered to cash management customers as an automated, collateralized investment account. Securities sold are also used by the retail/commercial bank to obtain favorable borrowing rates on its purchased funds.

Collateral is valued daily and FHN may require counterparties to deposit additional securities or cash as collateral, or FHN may return cash or securities previously pledged by counterparties, or FHN may be required to post additional securities or cash as collateral, based on the contractual requirements for these transactions.

FHN's capital markets business utilizes securities borrowing arrangements as part of its trading operations. Securities borrowing transactions generally require FHN to deposit cash with the securities lender. The amount of cash advanced is recorded within Federal funds sold and securities purchased under agreements to resell in the Consolidated Statements of Condition. These transactions are not considered purchases and the securities borrowed are not recognized by FHN. FHN does not conduct securities lending transactions.

Loans Held-for-Sale and Securitization and Residual Interests. Prior to fourth quarter 2008, FHN originated first lien mortgage loans ("the warehouse") for the purpose of selling them in the secondary market, through sales to agencies for securitization, proprietary securitizations, and to a lesser extent through other whole loan sales. In addition, FHN sold certain of the second lien mortgages and home equity lines of credit ("HELOC") it produced in the secondary market through securitizations and whole loan sales through third quarter 2007. For periods ending prior to January 1, 2010, loan securitizations involved the transfer of the loans to qualifying special purpose entities ("QSPE") that were not subject to consolidation in accordance with ASC 860, "Transfers and Servicing" and in accordance with accounting rules at the time of such securitizations. Upon adoption of Accounting Standards

Updates ("ASU") 2009-16 and ASU 2009-17 on January 1, 2010, FHN re-evaluated all securitization trusts to which FHN had previously transferred loans for consolidation under ASC 810's revised consolidation criteria. The majority of the mortgage securitization trusts to which FHN transferred loans remains unconsolidated as FHN is deemed not to be the primary beneficiary based on the interests it retained in the trusts. Under ASC 810, as amended, continual reconsideration of conclusions reached regarding which interest holder is the primary beneficiary of a trust is required. See Note 24 – Variable Interest Entities for additional information regarding FHN's consolidated and nonconsolidated mortgage securitization trusts.

Loans originated or purchased for resale are included in loans held-for-sale in the Consolidated Statements of Condition. FHN has elected the fair value option on a prospective basis for almost all types of mortgage loans originated for sale purposes. Such loans are carried at fair value, with changes in the fair value of these loans recognized in the mortgage banking noninterest income section of the Consolidated Statements of Income. For mortgage loans originated for sale for which the fair value option is elected, loan origination fees are recorded by FHN when earned and related direct loan origination costs are recognized when incurred. See Note 22 – Fair Value of Assets and Liabilities for additional information.

FHN accounts for all mortgage loans held-for-sale which were originated prior to 2008 and for mortgage loans held-for-sale for which fair value accounting was not elected at the lower of cost or market value ("LOCOM"). For such loans, net origination fees and costs were deferred and included in the basis of the loans in calculating gains and losses upon sale. The value accreted during the time that the loan was a locked commitment was also included in the basis of first lien mortgage loans. Gains and losses realized from the sale of these assets were included in noninterest income.

Mortgage loans insured by the Federal Housing Administration ("FHA") and mortgage loans guaranteed by the Veterans Administration ("VA") were generally securitized through the Government National Mortgage Association ("GNMA"). Generally, conforming conventional loans were securitized through government-sponsored enterprises ("GSE") such as the Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation ("FHLMC"). In addition, FHN has completed proprietary securitizations of nonconforming first lien and second lien mortgages and HELOC, which do not conform to the requirements for sale or securitization through government agencies or GSE. Most of these securitizations are accounted for as sales; those that do not qualify for sale treatment are accounted for as consolidated VIEs or financing arrangements.

Interests retained from loan sales, including agency securitizations, include MSR and excess interest. Interests retained from proprietary securitizations include MSR and various financial assets which are included in trading securities. All retained interests, including MSR, are carried at fair value. FHN no longer retains financial interests in loans it transfers to third parties.

Loans. Loans are stated at principal amounts outstanding, net of unearned income. Interest on loans is recognized on an accrual basis at the applicable interest rate on the principal amount outstanding. Loan origination fees and direct costs as well as premiums and discounts are amortized as level yield adjustments over the respective loan terms. Unamortized net fees or costs are recognized upon early repayment of the loans. Loan commitment fees are generally deferred and amortized on a straight-line basis over the commitment period. As required by ASC 310, FHN segregates the loan portfolio into segments and then further disaggregates the portfolio into classes for certain disclosures. See Note 4 – Loans for a discussion of FHN's loan portfolio segments and classes.

For all portfolio segments and classes, loans are placed on nonaccrual status if it becomes evident that full collection of principal and interest is at risk, impairment has been recognized as a partial charge-off of principal balance, or on a case-by-case basis if FHN continues to receive principal and interest payments, but there are atypical loan structures or other borrower-specific issues. For commercial loans within each portfolio segment and class placed on nonaccrual status, accrued but uncollected interest is reversed and charged against interest income when the loan is placed on nonaccrual status. For retail loans within each portfolio segment and class, accrued but uncollected interest is reversed when the loan is fully or partially charged off. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral is sufficient to recover the principal balance and accrued interest. For all portfolio segments and classes, interest payments received on nonaccrual and impaired loans are normally applied to principal. Once all principal has been received, additional interest payments are recognized on a cash basis as interest income.

For all commercial loan portfolio segments and retail loan portfolio segments, all losses of principal are charged to the allowance for loan losses in the period in which the loan is deemed to be uncollectible. For consumer loans secured by real estate, a collateral position is assessed prior to the asset becoming 180 days delinquent. If the value does not support foreclosure, balances are charged-off and other avenues of recovery are pursued. If the value supports foreclosure, the loan is charged-down to net realizable value and is placed on nonaccrual status.

Commercial loans within each portfolio segment and class that have been placed on nonaccrual status can be returned to accrual status if all principal and interest is current and FHN expects full repayment of the remaining contractual principal and interest, or the asset becomes well-secured and is in the process of collection. Also, loans for which all contractual amounts can reasonably be expected to be repaid (including arrearages) within a prudent period, and repayment has been in accordance with the contractual terms for a sustained period can also be returned to accrual status. Larger commercial loan balances (outstanding balances greater than $1 million) that are being returned to accrual status are subject to review by the Credit Risk Assurance Department.

Impaired loans include nonaccrual commercial loans greater than $1 million and modified consumer and commercial loans that have been classified as a troubled debt restructuring ("TDR") and are individually measured for impairment under the guidance of ASC 310. See Note 4 – Loans for a discussion of methodologies utilized by FHN to measure impairment.

Allowance for Loan Losses. The allowance for loan losses is maintained at a level that management determines is sufficient to absorb estimated probable incurred losses in the loan portfolio. The allowance for loan losses is increased by the provision for loan losses and loan recoveries and is decreased by charged-off loans. Reserves are determined in accordance with the ASC Contingencies Topic ("ASC 450-20") and are composed of reserves for commercial loans evaluated based on pools of credit graded loans and reserves for pools of smaller-balance homogeneous retail and commercial loans. The reserve factors applied to these pools are an estimate of probable incurred losses based on management's evaluation of historical net losses from loans with similar characteristics. Additionally, the ALLL includes specific reserves for loans determined by management to be individually impaired. Reserves for individually impaired loans are established in accordance with the ASC Receivables Topic ("ASC 310-10"). Management uses analytical models based on loss experience subject to adjustment to reflect current events, trends, and conditions (including economic considerations and trends) to assess the adequacy of the ALLL as of the end of each reporting period. The nature of the process by which FHN determines the appropriate ALLL requires the exercise of considerable judgment. See Note 4 – Loans for a discussion of FHN's ALLL methodology and a description of the models utilized in the estimation process for the commercial and consumer loan portfolios.

Key components of the estimation process are as follows: (1) commercial loans determined by management to be individually impaired loans are evaluated individually and specific reserves are determined based on the difference between the outstanding loan amount and the estimated net realizable value of the collateral (if collateral dependent) or the present value of expected future cash flows; (2) individual commercial loans not considered to be individually impaired are segmented based on similar credit risk characteristics and evaluated on a pool basis; (3) reserve rates for the commercial segment are calculated based on historical net charge-offs and are subject to adjustment by management to reflect current events, trends, and conditions (including economic considerations and trends); (4) management's estimate of probable incurred losses reflects the reserve rate applied against the balance of loans in the commercial segment of the loan portfolio; (5) retail loans are segmented based on loan type; (6) reserve amounts for each retail portfolio segment are calculated using analytical models based on net loss experience and are subject to adjustment by management to reflect current events, trends, and conditions (including economic considerations and trends); and (7) the reserve amount for each retail portfolio segment reflects management's estimate of probable incurred losses in the retail segment of the loan portfolio.

Impairment related to individually impaired loans is measured based on the present value of expected future payments discounted at the loan's effective interest rate ("the DCF method"), observable market prices, or for loans that are solely dependent on the collateral for repayment, the estimated fair value of the collateral less estimated costs to sell (net realizable value). For loans measured using the DCF method or by observable market prices, if the recorded investment in the impaired loan exceeds this amount, a specific allowance is established as a component of the allowance for loan and lease losses; however, for impaired collateral-dependent loans FHN generally charges off the full difference between the book value and the estimated net realizable value. This is applicable for all portfolio segments and classes of commercial loans. For impaired assets viewed as collateral dependent, fair value estimates are obtained from a recently received and reviewed appraisal. Appraised values are adjusted down for costs associated with asset disposal and for the estimates of any further deterioration in values since the most recent appraisal.

Future adjustments to the ALLL and methodology may be necessary if economic or other conditions differ substantially from the assumptions used in making the estimates or, if required by regulators, based upon information at the time of their examinations. Such adjustments to original estimates, as necessary, are made in the period in which these factors and other relevant considerations indicate that loss levels vary from previous estimates.

Additions to the ALLL are made to the allowance through periodic provisions charged to current operations and recovery of principal on loans previously charged off.

Premises and Equipment. Premises and equipment are carried at cost less accumulated depreciation and amortization and include additions that materially extend the useful lives of existing premises and equipment. All other maintenance and repair expenditures are expensed as incurred. Gains and losses on dispositions are reflected in noninterest income and expense.

Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the assets and are recorded as noninterest expense. Leasehold improvements are amortized over the lesser of the lease periods or the estimated useful lives using the straight-line method. Useful lives utilized in determining depreciation for furniture, fixtures and equipment and buildings are three to fifteen and seven to forty-five years, respectively.

Real Estate Acquired by Foreclosure. Properties acquired by foreclosure in compliance with HUD servicing guidelines are included in "Real estate acquired by foreclosure" and are carried at the estimated amount of the underlying government insurance or guarantee. On December 31, 2011, FHN had $16.4 million in these foreclosed properties. All other real estate acquired by foreclosure consists of properties that have been acquired in satisfaction of debt. These properties are carried at the lower of the outstanding loan amount or estimated fair value less estimated costs to sell the real estate. Losses arising at foreclosure are charged to the appropriate reserve.

Required developmental costs associated with foreclosed property under construction are capitalized and included in determining the estimated net realizable value of the property, which is reviewed periodically, and any write-downs are charged against current earnings.

Intangible Assets. Intangible assets consist of "Other intangible assets" and "Goodwill." The "Other intangible assets" represents identified intangible assets, including customer lists, acquired contracts, covenants not to compete and premium on purchased deposits, which are amortized over their estimated useful lives, except for those assets related to deposit bases that are primarily amortized over 10 years. Management evaluates whether events or circumstances have occurred that indicate the remaining useful life or carrying value of amortizing intangibles should be revised. Goodwill represents the excess of cost over net assets of acquired subsidiaries less identifiable intangible assets. On an annual basis, FHN tests goodwill for impairment.

Derivative Financial Instruments. FHN accounts for derivative financial instruments in accordance with ASC 815 which requires recognition of all derivative instruments on the balance sheet as either an asset or liability measured at fair value through adjustments to either accumulated other comprehensive income within shareholders' equity or current earnings. Fair value is defined as the price that would be received to sell a derivative asset or paid to transfer a derivative liability in an orderly transaction between market participants on the transaction date. Fair value is determined using available market information and appropriate valuation methodologies.

FHN prepares written hedge documentation, identifying the risk management objective and designating the derivative instrument as a fair value hedge, cash flow hedge or free-standing derivative instrument entered into as an economic hedge or to meet customers' needs. All transactions designated as ASC 815 hedges must be assessed at inception and on an ongoing basis as to the effectiveness of the derivative instrument in offsetting changes in fair value or cash flows of the hedged item. For a fair value hedge, changes in the fair value of the derivative instrument and changes in the fair value of the hedged asset or liability are recognized currently in earnings. For a cash flow hedge, changes in the fair value of the derivative instrument, to the extent that it is effective, are recorded in accumulated other comprehensive income and subsequently reclassified to earnings as the hedged transaction impacts net income. Any ineffective portion of a cash flow hedge is recognized currently in earnings. For free-standing derivative instruments, changes in fair values are recognized currently in earnings. See Note 25 – Derivatives and Off-Balance Sheet Arrangements for additional information.

Cash flows from derivative contracts are reported as operating activities on the Consolidated Statements of Cash Flows.

Advertising and Public Relations. Advertising and public relations costs are generally expensed as incurred.

Income Taxes. FHN accounts for income taxes using the liability method pursuant to ASC 740, "Income Taxes." Under this method, FHN's deferred tax assets and liabilities are determined by applying the applicable federal and state income tax rates to its cumulative temporary differences. These temporary differences represent differences between financial statement carrying amounts and the corresponding tax bases of certain assets and liabilities. Deferred taxes are provided as a result of such temporary differences.

FHN and its eligible subsidiaries are included in a consolidated federal income tax return. FHN files separate returns for subsidiaries that are not eligible to be included in a consolidated federal income tax return. Based on the laws of the applicable state where it conducts business operations, FHN either files consolidated, combined, or separate returns. With few exceptions, FHN is no longer subject to U.S. federal or state and local tax examinations by tax authorities for years before 2006. The Internal Revenue Service ("IRS") is currently examining tax years 2006 - 2009. All proposed adjustments with respect to examinations of federal returns filed for 2005 and prior years have been settled. FHN is also currently under audit in several states.

Earnings per Share. Earnings per share is computed by dividing net income or loss available to common shareholders by the weighted average number of common shares outstanding for each period. Diluted earnings per share in net income periods is computed by dividing net income available to common shareholders by the weighted average number of common shares adjusted to include the number of additional common shares that would have been outstanding if the potential dilutive common shares resulting from options granted under FHN's stock option plans and deferred compensation arrangements had been issued. FHN utilizes the treasury stock method in this calculation. Diluted earnings per share does not reflect an adjustment for potentially dilutive shares in periods in which a net loss available to common shareholders exists.

Equity Compensation. FHN accounts for its employee stock-based compensation plans using the grant date fair value of an award to determine the expense to be recognized over the life of the award. For awards with service vesting criteria, expense is recognized using the straight-line method over the requisite service period (generally the vesting period) and is adjusted for anticipated forfeitures. For awards vesting based on a performance measure, anticipated performance is projected to determine the number of awards expected to vest, and the corresponding aggregate expense is adjusted to reflect the elapsed portion of the performance period. The fair value of equity awards with cash payout requirements, as well as awards for which fair value cannot be estimated at grant date, is remeasured each reporting period through vesting date. Awards are amortized using the nonsubstantive vesting methodology which requires that expense associated with awards having only service vesting criteria that continue vesting after retirement be recognized over a period ending no later than an employee's retirement eligibility date.

Repurchase and Foreclosure Provision. The repurchase and foreclosure provision is the charge to earnings necessary to maintain the liability at a level that reflects management's best estimate of losses associated with the repurchase of loans previously transferred in whole loans sales or securitizations as of the balance sheet date. See

Note 18 – Contingencies and Other Disclosures for discussion related to FHN's obligations to repurchase such loans.

Legal Costs. Generally, legal costs are expensed as incurred.

Contingency Accruals. Contingent liabilities arise in the ordinary course of business, including those related to lawsuits, arbitration, mediation, and other forms of litigation. FHN establishes loss contingency liabilities for matters when loss is both probable and reasonably estimable as prescribed by applicable financial accounting guidance. A liability generally is not established when a loss contingency either is not probable or its amount is not reasonably estimable. If loss for a matter is probable and a range of possible loss outcomes is the best estimate available, accounting guidance generally requires a liability to be established at the low end of the range. Expected recoveries from insurance and indemnification arrangements are recognized if they are considered equally as probable and reasonably estimable as the related loss contingency up to the recognized amount of the estimated loss. Gain contingencies and expected recoveries from insurance and indemnification arrangements in excess of the associated recorded estimated losses are recognized when received. Recognized recoveries are recorded as offsets to the related expense in the consolidated statements of income. The resolution of gain contingencies generally results in the recognition of other income in the consolidated statements of income.

Summary of Accounting Changes. Effective July 1, 2011, FHN adopted the provisions of FASB Accounting Standards Update 2011-02, "A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring" ("ASU 2011-02"). ASU 2011-02 provides that a situation in which a market rate is not readily available is an indicator of a troubled debt restructuring, but not a determinative factor, and that an assessment should consider all modified terms of the restructuring when making a final determination regarding a troubled debt restructuring designation. ASU 2011-02 also provides that a modification that results in a temporary or permanent increase to the contractual interest rate cannot be presumed to be a rate that is at or above market. ASU 2011-02 explicitly precludes creditors from using the borrower's effective rate test in FASB Accounting Standards Codification 470-60, "Debt – Troubled Debt Restructurings by Debtors" ("ASC 470-60") in its evaluation of whether a modification was executed at a market rate. Under the provisions of ASU 2011-02, a borrower that is not currently in default may still be considered to be experiencing financial difficulty when default is probable in the foreseeable future. ASU 2011-02 provides factors that an entity should consider when determining whether a delay in the amount of payments is significant, as insignificant delays in cash flows would not be considered a concession to a borrower under its provisions. Retrospective application to the beginning of the annual period of adoption is required for identification and disclosure purposes, with prospective application for impairment purposes. Disclosure of the total amount of loans and the associated reserves related to those loans that are considered impaired under ASC 310, "Receivables", as a result of the clarification in guidance is required upon initial application. FHN had previously modified its troubled debt restructuring review process and was already in compliance with the provisions of ASU 2011-02. Therefore, the provisions of ASU 2011-02 had no material effect on FHN's statement of condition, results of operations, cash flows, or required disclosures.

Effective July 1, 2011, FHN adopted the remaining provisions of FASB Accounting Standards Update 2010-20, "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses" ("ASU 2010-20"), related to the enhanced disclosure requirements for modifications of financing receivables. FHN previously adopted the provisions of ASU 2010-20 for certain disclosures about activity that occurs during a reporting period effective January 1, 2011. Additionally, effective December 31, 2010, FHN adopted the provisions of ASU 2010-20 related to disclosures as of the end of a reporting period, and the amendments to the rollforward of the allowance for credit losses. ASU 2010-20 provides enhanced disclosures related to the credit quality of financing receivables and the allowance for credit losses, and provides that new and existing disclosures should be disaggregated based on how an entity develops its allowance for credit losses and how it manages credit exposures. Under the provisions of ASU 2010-20, additional disclosures required for financing receivables include information regarding the aging of past due receivables, credit quality indicators, and modifications of financing receivables. Comparative disclosures are required only for periods ending subsequent to initial adoption. Upon adoption of the provisions of ASU 2010-20 on September 30, 2011, January 1, 2011, and December 31, 2010, respectively, FHN revised its disclosures accordingly.

Effective January 1, 2011, FHN adopted the provisions of FASB ASU 2010-06, "Improving Disclosures about Fair Value Measurements", related to the requirement to provide the activity of purchases, sales, issuances, and settlements related to recurring Level 3 measurements on a gross basis in the Level 3 reconciliation. Effective January 1, 2010, FHN adopted all other provisions of ASU 2010-06. ASU 2010-06 updates FASB ASC 820, "Fair Value Measurements and Disclosures" to require disclosure of significant transfers into and out of Level 1 and Level 2 of the fair value hierarchy, as well as disclosure of an entity's policy for determining when transfers between all levels of the hierarchy are recognized. The updated provisions of ASC 820 also require that fair value measurement disclosures be provided by each "class" of assets and liabilities, and that disclosures providing a description of the valuation techniques and inputs used to measure fair value be included for both recurring and nonrecurring fair value measurements classified as either Level 2 or Level 3. Under ASC 820, as amended, separate disclosure is required in the Level 3 reconciliation of total gains and losses recognized in other comprehensive income. Comparative disclosures are required only for periods ending subsequent to initial adoption. Upon adoption of the amendments to ASC 820 on January 1, 2011, and January 1, 2010, respectively, FHN revised its disclosures accordingly.

Effective January 1, 2010, FHN adopted the provisions of FASB Accounting Standards Update 2009-16, "Accounting for Transfers of Financial Assets" ("ASU 2009-16"). ASU 2009-16 updates ASC 860 to provide for the removal of the QSPE concept from GAAP, resulting in the evaluation of all former QSPEs for consolidation in accordance with ASC 810 on and after the effective date of the amendments. The amendments to ASC 860 modify the criteria for achieving sale accounting for transfers of financial assets and define the term participating interest to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. The updated provisions of ASC 860 also provide that a transferor should recognize and initially measure at fair value all assets obtained (including a transferor's beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. Upon adoption of the amendments to ASC 860, FHN applied the amended disclosure requirements to transfers that occurred both before and after the effective date of the Codification update, with comparative disclosures included only for periods subsequent to initial adoption for those disclosures not previously required. The adoption of the Codification update to ASC 860 had no material effect on FHN's statement of condition, results of operations, or cash flows.

Effective January 1, 2010, FHN adopted the provisions of Accounting Standards Update 2009-17, "Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities" ("ASU 2009-17"). ASU 2009-17 amends ASC 810 to revise the criteria for determining the primary beneficiary of a VIE by replacing the quantitative-based risks and rewards test previously required with a qualitative analysis. While ASC 810, as amended, retains the previous guidance in ASC 810 which requires a reassessment of whether an entity is a VIE only when certain triggering events occur, it adds an additional criterion which triggers a reassessment of an entity's status when an event occurs such that the holders of the equity investment at risk, as a group, lose the power from voting rights or similar rights of those investments to direct the activities of the entity that most significantly impact the entity's economic performance. Additionally, the amendments to ASC 810 require continual reconsideration of conclusions regarding which interest holder is the VIE's primary beneficiary. Under ASC 810, as amended, separate presentation is required on the face of the balance sheet of the assets of a consolidated VIE that can only be used to settle the VIE's obligations and the liabilities of a consolidated VIE for which creditors or beneficial interest holders have no recourse to the general credit of the primary beneficiary. ASC 810, as amended, also requires enhanced disclosures which are generally consistent with, and supersede, the disclosures previously required by the Codification update to ASC 810 and ASC 860 which was effective for periods ending after December 15, 2008. Comparative disclosures are required only for periods subsequent to initial adoption for those disclosures not required under such previous guidance.

Upon adoption of the amendments to ASC 810, FHN re-evaluated all former QSPEs and entities already subject to ASC 810 under the revised consolidation methodology. Based on such re-evaluation, consumer loans with an aggregate unpaid principal balance of $245.2 million were prospectively consolidated as of January 1, 2010, along with secured borrowings of $236.3 million, as the retention of mortgage servicing rights ("MSR") and other retained interests, including residual interests and subordinated bonds, resulted in FHN being considered the related trusts' primary beneficiary under the qualitative analysis required by ASC 810, as amended. MSR and trading assets held in relation to the newly consolidated trusts were removed from the mortgage servicing rights and trading securities sections of the Consolidated Statements of Condition, respectively, upon adoption of the amendments to ASC 810.

As the assets of FHN's consolidated residential mortgage securitization trusts are pledged to settle the obligations due to the holders of the trusts' securities and since the security holders have no recourse to FHN, the asset and liability balances have been parenthetically disclosed on the face of the Consolidated Statements of Condition as restricted in accordance with the presentation requirements of ASC 810, as amended. Since FHN determined that calculation of carrying values was not practicable, the unpaid principal balance measurement methodology was used upon adoption, with the allowance for loan losses ("ALLL") related to the newly consolidated loans determined using FHN's standard practices. FHN recognized a reduction to the opening balance of undivided profits of approximately $10.6 million for the cumulative effect of adopting the amendments to ASC 810, including the effect of the recognition of an adjustment to the ALLL of approximately $24.6 million ($15.6 million net of tax) in relation to the newly consolidated loans. Further, upon adoption of the amendments to ASC 810, the deconsolidation of certain small issuer trust preferred trusts for which First Tennessee Bank National Association ("FTBNA") holds the majority of the mandatorily redeemable preferred capital securities (trust preferreds) issued but is not considered the primary beneficiary under the qualitative analysis required by ASC 810, as amended, resulted in reduction of loans net of unearned income and term borrowings on the Consolidated Statements of Condition by $30.5 million.

Accounting Changes Issued but Not Currently Effective. In December 2011, the FASB issued Accounting Standards Update 2011-11, "Balance Sheet: Disclosures about Offsetting Assets and Liabilities" ("ASU 2011-11"). ASU 2011-11 creates new disclosure requirements about the nature of an entity's rights of setoff and related arrangements associated with its financial instruments and derivative instruments. ASU 2011-11 requires entities to disclose both gross and net information about both instruments/transactions eligible for offset in the balance sheet and instruments/transactions subject to an agreement similar to a master netting arrangement. The scope of ASU 2011-11 includes derivatives, sale and repurchase agreements/reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. The provisions of ASU 2011-11 are effective for periods beginning after January 1, 2013, with retrospective application to all periods presented in the financial statements required. FHN is currently assessing the effects of adopting the provisions of ASU 2011-11.

In September 2011, the FASB issued Accounting Standards Update 2011-08, "Testing Goodwill for Impairment" ("ASU 2011-08"). ASU 2011-08 provides that an entity may first perform a qualitative assessment of whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, when determining whether it is necessary to perform the current two-step goodwill impairment test discussed in FASB Accounting Standards Codification 350, "Intangibles – Goodwill and Other" ("ASC 350"). Thus, if an entity concludes from its qualitative assessment that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, it must perform the two-step test. ASU 2011-08 provides examples of events and circumstances that should be considered in an evaluation of whether it is more likely than not that the fair value of an entity's reporting unit is less than its carrying amount. The new qualitative indicators replace the guidance currently provided in ASC 350 which is used to determine whether an interim goodwill impairment test is required, and is applicable for assessing whether to perform Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. Under the provisions of ASU 2011-08, entities will be allowed, on the basis of their discretion, to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test, and will be able to resume performing the qualitative assessment in any subsequent period. ASU 2011-08 removes the current alternative in ASC 350 which allows for the carryforward of the detailed calculation of the fair value of a reporting unit from one year to the next if certain conditions are met. The provisions of ASU 2011-08 are effective for fiscal years beginning after December 15, 2011, with early adoption permitted. The adoption of the provisions of ASU 2011-08 will have no effect on FHN's statement of condition, results of operations, or cash flows.

In June 2011, the FASB issued Accounting Standards Update 2011-05, "Presentation of Comprehensive Income" ("ASU 2011-05"). ASU 2011-05 requires that net income and other comprehensive income be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 also provides that regardless of the method used to present comprehensive income, presentation is required on the face of the financial statements of reclassification adjustments for items that are reclassified from other comprehensive income to net income. ASU 2011-05 does not change the current option for entities to present components of other comprehensive income gross or net of the effect of income taxes, provided that such tax effects are presented in the statement in which other comprehensive income is presented or disclosed in the notes to the financial statements. The provisions of ASU 2011-05 are effective for periods beginning after December 15, 2011, with retrospective application to all periods presented in the financial statements required. No transition disclosures are required upon adoption. FHN is currently assessing the effects of adopting the provisions of ASU 2011-05. On December 23, 2011, the FASB issued ASU 2011-12, which indefinitely defers the provisions of ASU 2011-05 that required entities to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented (for both interim and annual financial statements).

In May 2011, the FASB issued Accounting Standards Update 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs" ("ASU 2011-04"). ASU 2011-04 provides that the highest-and-best use and valuation-premise concepts included in ASC 820 are only relevant when measuring the fair value of nonfinancial assets, thereby prohibiting the grouping of financial instruments for purposes of determining their fair values when the unit of account is specified in other guidance. However, under ASU 2011-04 an exception is permitted which allows an entity to measure the fair value of financial instruments that are managed on the basis of the entity's net exposure to a particular market risk, or to the credit risk of a particular counterparty, on a net basis when certain criteria are met. Such criteria include that there is evidence that the entity manages its financial instruments in that way, the entity applies such accounting policy election consistently from period to period, and the entity is required or has elected to measure those financial assets and financial liabilities at fair value in the statement of financial position at the end of each reporting period. Additionally, to qualify for the exception to the valuation premise, the market risks that are being offset must be substantially the same. ASU 2011-04 also extends ASC 820's prohibition on the use of blockage factors in fair value measurements to all three levels of the fair value hierarchy except for fair value measurements of Level 2 and 3 measurements when market participants would incorporate the premium or discount into the measurement at the level of the unit of account specified in other guidance. ASU 2011-04 also provides that an entity should measure the fair value of its own equity instruments from the perspective of a market participant that holds the instruments as assets. Under ASC 820, as amended, expanded disclosures are required including disclosure of quantitative information about significant unobservable inputs used in Level 3 fair value measurements, a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements. Additional disclosures required under ASU 2011-04 include disclosure of fair value by level for each class of assets and liabilities not recorded at fair value but for which fair value is disclosed, and disclosure of any transfers between Level 1 and Level 2 of the fair value hierarchy and the reasons for those transfers. The provisions of ASU 2011-04 are effective for periods beginning after December 15, 2011, with disclosure of the change, if any, in valuation technique and related inputs resulting from application of the amendments to ASC 820 required upon adoption, along with quantification of the total effect of the change, if practicable. FHN is currently assessing the effects of adopting the provisions of ASU 2011-04.

In April 2011, the FASB issued Accounting Standards Update 2011-03, "Reconsideration of Effective Control for Repurchase Agreements" ("ASU 2011-03"). For entities that enter into agreements to transfer financial assets that both entitle and obligate the transferor to repurchase or redeem the financial assets before their maturity, ASU 2011-03 removes from the assessment of effective control under ASC 860, "Transfers and Servicing", the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, as well as the collateral maintenance implementation guidance related to that criterion. Under ASC 860-10, as amended, the remaining criteria related to whether effective control over transferred financial assets has been maintained would still need to be evaluated, including whether the financial assets to be repurchased or redeemed are the same or substantially the same as those transferred, the agreement is to repurchase or redeem them before maturity at a fixed or determinable price, and whether the agreement is entered into contemporaneously with, or in contemplation of, the transfer. The provisions of ASU 2011-03 are effective for periods beginning after December 15, 2011, with prospective application to transactions or modifications of existing transactions that occur on or after the effective date. Since FHN accounts for all of its repurchase agreements as secured borrowings, adopting the provisions of ASU 2011-03 will not have an effect on FHN's statement of condition, results of operations, or cash flows.

Note 2 ❑ Acquisitions and Divestitures

During third quarter 2011, FHN sold First Horizon Msaver, Inc. ("Msaver"), the former subsidiary of First Tennessee Bank, which provided administrative services for health savings accounts. FHN recognized an after-tax gain of $5.7 million related to the sale of Msaver.

In first quarter 2011, FHN contracted to sell First Horizon Insurance, Inc. ("FHI"), the former subsidiary of First Tennessee Bank, a property and casualty insurance agency that serves customers in over 40 states and Highland Capital Management Corporation ("Highland"), the former subsidiary of First Horizon National Corporation which provides asset management services. The FHI and Highland divestitures closed in second quarter 2011. In connection with the agreement to sell FHI, FHN incurred a pre-tax goodwill impairment of $10.1 million which was more than offset by $11.1 million of tax benefits recognized in first quarter related to the sale. Upon closing of the FHI and Highland sales in second quarter 2011, FHN recognized $4.2 million combined after-tax gains on the sales. The financial results of these businesses, the goodwill impairment, the gains on sales, and associated tax effects are reflected in the Income/(loss) from discontinued operations, net of tax line on the Consolidated Statements of Income for all periods presented.

In first quarter 2010, FHN exited its institutional equity research business, FTN Equity Capital Markets ("FTN ECM"), and incurred a pre-tax goodwill impairment of $3.3 million (approximately $2 million after taxes). FHN exited this business through an immediate cessation of operations on February 1, 2010. FHN had initially reached an agreement for the sale of this business which resulted in a pre-tax goodwill impairment of $14.3 million (approximately $9 million after taxes) in 2009; however, the contracted sale failed to close and was terminated in early 2010. The financial results of this business, including the goodwill impairments, are reflected in the Income/(loss) from discontinued operations, net of tax line on the Consolidated Statements of Income for all periods presented.

In 2009, FHN executed the sale and closure of FHN's Atlanta insurance business and Louisville First Express Remittance Processing location ("FERP"). FHN recognized a loss of $7.5 million on the sale of the Atlanta insurance business and a goodwill impairment associated with certain assets excluded from the sale of the Atlanta insurance business. Both of these losses are reflected in discontinued operations. A $1.7 million loss was recognized on the FERP divestiture and is included on the Consolidated Statements of Income as a Loss on divestiture within noninterest income.

In addition to the divestitures mentioned above, FHN acquires or divests assets from time to time in transactions that are considered business combinations or divestitures but are not material to FHN individually or in the aggregate.

Note 3 ❑ Investment Securities

The following tables summarize FHN's available for sale ("AFS") securities on December 31, 2011 and 2010:

	On December 31, 2011			
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale:				
U.S. treasuries	$ 40,030	$ 91	$ -	$ 40,121
Government agency issued mortgage-backed securities ("MBS")	1,334,174	76,054	-	1,410,228
Government agency issued collateralized mortgage obligations ("CMO")	1,325,011	32,932	-	1,357,943
Other U.S. government agencies	15,277	674	-	15,951
States and municipalities	18,070	-	-	18,070
Equity (a)	223,430	-	-	223,430
Other	511	18	-	529
Total securities available for sale (b)	**$2,956,503**	**$109,769**	**$ -**	**$3,066,272**

(a) Includes restricted investments in FHLB-Cincinnati stock of $125.5 million and FRB stock of $66.1 million. The remainder is money market, venture capital, and cost method investments.
(b) Includes $2.7 billion of securities pledged to secure public deposits, securities sold under agreements to repurchase, and for other purposes. As of December 31, 2011, FHN had pledged $0.8 billion of the $2.7 billion pledged available for sale securities as collateral for securities sold under repurchase agreements.

	On December 31, 2010			
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale:				
U.S. treasuries	$ 87,188	$ 256	$ -	$ 87,444
Government agency issued MBS	1,430,923	46,916	(7,881)	1,469,958
Government agency issued CMO	1,136,607	32,133	-	1,168,740
Other U.S. government agencies	50,426	2,800	-	53,226
States and municipalities	26,015	-	-	26,015
Equity (a)	226,012	-	(9)	226,003
Other	511	33	-	544
Total securities available for sale (b)	**$2,957,682**	**$82,138**	**$(7,890)**	**$3,031,930**

(a) Includes restricted investments in FHLB-Cincinnati stock of $125.5 million and FRB stock of $66.2 million. The remainder is money market, venture capital, and cost method investments. Additionally, $5.4 million is restricted pursuant to a reinsurance contract agreement.
(b) Includes $2.7 billion of securities pledged to secure public deposits, securities sold under agreements to repurchase, and for other purposes. As of December 31, 2010, FHN had pledged $1.5 billion of the $2.7 billion pledged available for sale securities as collateral for securities sold under repurchase agreements.

National banks chartered by the federal government are, by law, members of the Federal Reserve System. Each member bank is required to own stock in its regional Federal Reserve Bank ("FRB"). Given this requirement, FRB stock may not be sold, traded, or pledged as collateral for loans. Membership in the Federal Home Loan Bank ("FHLB") network requires ownership of capital stock. Member banks are entitled to borrow funds from the FHLB and are required to pledge mortgage loans as collateral. Investments in the FHLB are non-transferable and, generally, membership is maintained primarily to provide a source of liquidity as needed.

Note 3 ❑ Investment Securities (continued)

The amortized cost and fair value by contractual maturity for the available for sale securities portfolio on December 31, 2011 are provided below:

(Dollars in thousands)	Available for Sale Amortized Cost	Available for Sale Fair Value
Within 1 year	$ 50,044	$ 50,310
After 1 year; within 5 years	6,763	7,262
After 5 years; within 10 years	-	-
After 10 years	16,570	16,570
Subtotal	73,377	74,142
Government agency issued MBS and CMO	2,659,185	2,768,171
Equity and other securities	223,941	223,959
Total	**$2,956,503**	**$3,066,272**

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

The table below provides information on gross realized gains and gross realized losses from investment securities for the twelve months ended December 31:

(Dollars in thousands)	Available for Sale **2011**	2010	2009
Gross gains on sales of securities (a)	**$44,787**	$15,709	$ -
Gross (losses) on sales of securities	**(8,623)**	(1)	(60)
Net gain/(loss) on sales of securities (b)	**$36,164**	$15,708	$ (60)
Venture capital investments (c)	-	(4,598)	(601)
Net other than temporary impairment ("OTTI") recorded (d)	-	(188)	(517)
Total securities gain/(loss), net	**$36,164**	$10,922	$(1,178)

(a) 2011 and 2010 include $35.1 million and $14.8 million, respectively, related to the sales of Visa class B shares.
(b) Proceeds from sales during the 2011, 2010, and 2009 were $495.1 million, $528.8 million, and $18.9 million, respectively.
(c) Generally includes write-offs and/or unrealized fair value adjustments related to venture capital investments.
(d) OTTI recorded in 2010 is related to equity securities and in 2009 is related to cost method investment securities.

There were no unrealized losses within the available for sale portfolio on December 31, 2011. The following table provides information on investments within the available for sale portfolio that had unrealized losses on December 31, 2010:

	On December 31, 2010					
	Less than 12 months		12 months or longer		Total	
(Dollars in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government agency issued MBS	$563,813	$(7,881)	$ -	$ -	$563,813	$(7,881)
Total debt securities	563,813	(7,881)	-	-	563,813	(7,881)
Equity	34	(9)	-	-	34	(9)
Total temporarily impaired securities	$563,847	$(7,890)	$ -	$ -	$563,847	$(7,890)

FHN has reviewed investment securities that were in unrealized loss positions in 2010 in accordance with its accounting policy for OTTI and does not consider them other-than-temporarily impaired. For debt securities with unrealized losses, FHN does not intend to sell them and it is more-likely-than-not that FHN will not be required to sell them prior to recovery. The decline in value is primarily attributable to interest rates and not credit losses. For equity securities, FHN has both the ability and intent to hold these securities for the time necessary to recover the amortized cost.

Note 4 ❑ Loans

The following table provides the balance of loans by portfolio segment as of December 31, 2011 and 2010:

(Dollars in thousands)	**2011**	2010
Commercial:		
Commercial, financial, and industrial	**$ 8,014,927**	$ 7,338,155
Commercial real estate		
Income CRE	**1,257,497**	1,406,646
Residential CRE	**120,913**	263,878
Retail:		
Consumer real estate	**5,291,364**	5,617,619
Permanent mortgage	**787,597**	1,086,859
Credit card & other	**284,051**	311,924
Restricted real estate loans (a)	**640,778**	757,491
Loans, net of unearned income	**$16,397,127**	$16,782,572
Allowance for loan losses	**384,351**	664,799
Total net loans	**$16,012,776**	$16,117,773

(a) Balances as of December 31, 2011 and 2010 include $600.2 million and $701.8 million of consumer real estate loans and $40.6 million and $55.7 million of permanent mortgage loans, respectively.

Components of the Loan Portfolio

For purposes of this disclosure the loan portfolio was disaggregated into segments and then further disaggregated into classes for certain disclosures. A portfolio segment is defined as the level at which an entity develops and documents a systematic method for determining its allowance for credit losses. A class is generally determined based on the initial measurement attribute (i.e., amortized cost or purchased credit impaired), risk characteristics of the loan, and an entity's method for monitoring and assessing credit risk. Commercial loan portfolio segments include commercial, financial, and industrial ("C&I") and commercial real estate ("CRE"). Commercial classes within C&I include general C&I, loans to mortgage companies, and the trust preferred loans ("TRUPs")(i.e., loans to bank and insurance-related businesses) portfolio. Loans to mortgage companies includes commercial lines of credit to qualified mortgage companies exclusively for the temporary warehousing of eligible mortgage loans prior to the borrower's sale of those mortgage loans to third party investors. Commercial classes within commercial real estate include income CRE and residential CRE. Retail loan portfolio segments include consumer real estate, permanent mortgage, and the combined credit card and other portfolios. Retail classes include HELOC and real estate ("R/E") installment loans within the consumer real estate segment, permanent mortgage (which is both a segment and a class), and credit card and other. Restricted real estate loans include HELOCs that were previously securitized on balance sheet as well as HELOC and some permanent mortgages that were consolidated on January, 1, 2010 in conjunction with the adoption of amendments to ASC 810.

In third quarter 2011, FHN executed bulk sales of certain consumer and commercial loans, a significant majority of which were nonperforming. The largest transaction was a sale of permanent mortgages with an unpaid principal balance of approximately $188 million, or $126 million after consideration of partial charge-offs and lower of cost or market ("LOCOM") adjustments previously taken on the loans. FHN recognized a loss on sale of $29.8 million which is recognized within the loan loss provision and $40.2 million of net charge-offs associated with this sale. FHN also sold nonperforming commercial loans with unpaid principal balance of approximately $32 million and $23 million after consideration of amounts already charged off. FHN recognized a loss which is reflected in the loan loss provision of $6.0 million and $7.3 million of net charge-offs related to this commercial loan bulk sale.

Concentrations

FHN has a concentration of loans secured by residential real estate (42 percent of total loans), the majority of which is in the consumer real estate portfolio (32 percent of total loans). Additionally, on December 31, 2011,

FHN had a sizeable portfolio of bank-related loans, including TRUPs totaling $0.6 billion (8 percent of the C&I portfolio, or 4 percent of total loans). While the stronger borrowers in this portfolio class have stabilized, the weaker financial institutions remain under stress due to limited availability of market liquidity and capital, and the impact from economic conditions on these borrowers.

Restrictions

On December 31, 2011, $4.9 billion of commercial loans were pledged to secure potential discount window borrowings from the Federal Reserve Bank. Additionally, as of December 31, 2011, FHN pledged all of its held-to-maturity first and second lien mortgages and HELOCs, excluding restricted real estate loans, to secure potential borrowings from the Federal Home Loan Bank.

Allowance for Loan Losses

The ALLL includes the following components: reserves for commercial loans evaluated based on pools of credit graded loans and reserves for pools of smaller-balance homogeneous retail loans, both determined in accordance with the ASC Topic related to Contingencies ("ASC 450-20-50"). The reserve factors applied to these pools are an estimate of probable incurred losses based on management's evaluation of historical net losses from loans with similar characteristics and are subject to adjustment by management to reflect current events, trends, and conditions (including economic considerations and trends). The slow economic recovery, weak housing market, elevated unemployment levels, and both positive and negative portfolio segment-specific trends, are examples of additional factors considered by management in determining the allowance for loan losses. Also included are reserves, determined in accordance with the Receivables Topic ("ASC 310-10-45"), for loans determined by management to be individually impaired.

Commercial

For commercial loans, reserves are established using historical net loss factors by grade level, loan product, and business segment. An assessment of the quality of individual commercial loans is made utilizing credit grades assigned internally based on a dual grading system which estimates both the probability of default ("PD") and loss severity in the event of default. PD grades range from 1-16 while estimated loss severities, or loss given default ("LGD") grades range from 1-12. This credit grading system is intended to identify and measure the credit quality of the loan portfolio by analyzing the migration of loans between grading categories. It is also integral to the estimation methodology utilized in determining the allowance for loan losses since an allowance is established for pools of commercial loans based on the credit grade assigned. The appropriate relationship team performs the process of categorizing commercial loans into the appropriate credit grades, initially as a component of the approval of the loan, and subsequently throughout the life of the loan as part of the servicing regimen. The proper loan grade for larger exposures is confirmed by a senior credit officer in the approval process. To determine the most appropriate credit grade for each loan, the credit risk grading system employs scorecards for particular categories of loans that consist of a number of objective and subjective measures that are weighted in a manner that produces a rank ordering of risk within pass-graded credits. Loan grading discipline is regularly reviewed by Credit Risk Assurance to determine if the process continues to result in accurate loan grading across the portfolio.

FHN may utilize availability of guarantors/sponsors to support lending decisions during the credit underwriting process and when determining the assignment of internal loan grades. Where guarantor contributions are determined to be a source of repayment, an assessment of the guarantee is made. This guarantee assessment would include but not be limited to factors such as type and feature of the guarantee, consideration for the guarantee, key provisions of the guarantee agreement, and ability of the guarantor to be a viable secondary source of repayment. Reliance on the guarantee as a viable secondary source of repayment is a function of an analysis proving capability to pay, factoring in, among other things, liquidity and direct/indirect debt cash flows. Therefore, a proper evaluation of each guarantor is critical. FHN establishes a guarantor's ability (financial wherewithal) to support a credit based on an analysis of recent information on the guarantor's financial condition. This would generally include income and asset information from sources such as recent tax returns, credit reports, and personal financial statements. In analyzing this information FHN seeks to assess a combination of liquidity, global cash flow, cash burn rate, and contingent liabilities to demonstrate the guarantor's capacity to sustain support for the credit and fulfill the obligation. FHN also considers the volume and amount of guarantees provided for all global indebtedness and the likelihood of realization. Guarantor financial information is periodically updated throughout the life of the loan. FHN presumes a guarantor's willingness to perform until financial support becomes necessary or if there is any current or prior indication or future expectation that the guarantor may not willingly and voluntarily perform under the terms of the guarantee. In FHN's risk grading approach, it is deemed that financial support becomes necessary generally at a point when the loan would otherwise be graded substandard, reflecting a well-defined weakness. At that point, provided willingness and capacity to support are appropriately demonstrated, a strong, legally enforceable guarantee can mitigate the risk of default or loss, justify a less severe rating, and consequently reduce the level of allowance or charge-off that might otherwise be deemed appropriate. FHN establishes guarantor willingness to support the credit through documented evidence of previous and ongoing support of the credit. Previous performance under a guarantor's obligation to pay is not considered if the performance was involuntary.

Retail

The ALLL for smaller-balance homogenous retail loans is determined based on pools of similar loan types that have similar credit risk characteristics. FHN manages retail loan credit risk on a class basis. Reserves by portfolio are determined using segmented roll-rate models that incorporate various factors including historical delinquency trends, experienced loss frequencies, and experienced loss severities. Generally, reserves for retail loans reflect inherent losses in the portfolio that are expected to be recognized over the following twelve months.

Individually Impaired

Generally, classified nonaccrual commercial loans over $1 million and all commercial and consumer loans classified as troubled debt restructurings ("TDRs") are deemed to be impaired and are individually assessed for impairment measurement in accordance with ASC 310-10. For all commercial portfolio segments, commercial TDRs and other individually impaired commercial loans are measured based on the present value of expected future payments discounted at the loan's effective interest rate ("the DCF method"), observable market prices, or for loans that are solely dependent on the collateral for repayment, the estimated fair value of the collateral less estimated costs to sell (net realizable value). For loans measured using the DCF method or by observable market prices, if the recorded investment in the impaired loan exceeds this amount, a specific allowance is established as a component of the allowance for loan and lease losses until such time as a loss is expected and recognized; however, for impaired collateral-dependent loans, FHN will charge off the full difference between the book value and the best estimate of net realizable value.

For all segments of consumer TDRs with the exception of the permanent mortgage segment, the associated allowance is determined by estimating the expected cash flows using the modified interest rate (if an interest rate concession), incorporating payoff and net charge-off rates specific to the TDRs within the portfolio segment being assessed, and discounted using the pre-modification interest rate. The discounted cash flows are then compared to the outstanding principal balance in order to determine required reserves. The reserve for consumer real estate TDRs utilizes total portfolio loss and attrition rates rather than TDR specific data. Prior to third quarter 2011, FHN removed TDRs entirely from the roll-rate model previously discussed which resulted in an increase in required TDR reserves for this portfolio segment. Currently, for the permanent mortgage segment, the base roll-rate models are run both with and without the TDRs to determine incremental reserves needed for restructured mortgage loans. Additionally, a qualitative factor representing the incremental inherent loss in such TDRs is applied to estimate the total required reserves for permanent mortgage TDRs.

Note 4 ❑ Loans (continued)

The following table provides a rollforward of the allowance for loan losses by portfolio segment for 2011, 2010 and 2009:

(Dollars in thousands)	C&I	Commercial Real Estate	Consumer Real Estate	Permanent Mortgage	Credit Card and Other	Total
Balance as of January 1, 2009	$ 191,893	$ 199,925	$ 181,818	$ 53,585	$ 221,989	$ 849,210
Charge-offs	(129,283)	(277,461)	(224,853)	(63,004)	(182,360)	(876,961)
Recoveries	7,594	10,790	16,244	797	9,240	44,665
Provision	206,444	272,471	241,879	132,518	26,688	880,000
Balance as of December 31, 2009 (a)(b)	276,648	205,725	215,088	123,896	75,557	896,914
Allowance – individually evaluated for impairment	18,048	2,746	5,997	3,996	857	31,644
Allowance – collectively evaluated for impairment	258,600	202,979	209,091	119,900	74,700	865,270
Loans, net of unearned as of December 31, 2009:						
Individually evaluated for impairment	103,616	405,458	25,766	26,229	3,098	564,167
Collectively evaluated for impairment	7,046,168	2,008,492	6,905,668	1,059,439	539,950	17,559,717
Total loans, net of unearned (a)(b)	$7,149,784	$2,413,950	$6,931,434	$1,085,668	$ 543,048	$18,123,884
Balance as of January 1, 2010	$ 276,648	$ 205,725	$ 215,088	$ 123,896	$ 75,557	$ 896,914
Adjustment due to amendments of ASC 810	-	-	16,106	8,472	-	24,578
Charge-offs	(97,272)	(127,323)	(233,269)	(71,113)	(47,564)	(576,541)
Recoveries	11,630	13,030	16,300	1,658	7,230	49,848
Provision	48,463	63,653	178,125	2,096	(22,337)	270,000
Balance as of December 31, 2010 (a)(b)	239,469	155,085	192,350	65,009	12,886	664,799
Allowance – individually evaluated for impairment	61,327	17,395	19,691	16,678	267	115,358
Allowance – collectively evaluated for impairment	178,142	137,690	172,659	48,331	12,619	549,441
Loans, net of unearned as of December 31, 2010:						
Individually evaluated for impairment	213,405	242,143	69,775	96,765	764	622,852
Collectively evaluated for impairment	7,124,750	1,428,381	6,249,637	1,045,792	311,160	16,159,720
Total loans, net of unearned (a)(b)	$7,338,155	$1,670,524	$6,319,412	$1,142,557	$ 311,924	$16,782,572
Balance as of January 1, 2011	**$ 239,469**	**$ 155,085**	**$ 192,350**	**$ 65,009**	**$ 12,886**	**$ 664,799**
Charge-offs	**(76,728)**	**(41,147)**	**(164,922)**	**(75,218)**	**(19,253)**	**(377,268)**
Recoveries	**16,562**	**11,047**	**16,019**	**5,375**	**3,817**	**52,820**
Provision	**(48,890)**	**(69,399)**	**121,630**	**31,028**	**9,631**	**44,000**
Balance as of December 31, 2011 (a)(b)	**130,413**	**55,586**	**165,077**	**26,194**	**7,081**	**384,351**
Allowance – individually evaluated for impairment	**28,973**	**8,214**	**44,606**	**6,015**	**333**	**88,141**
Allowance – collectively evaluated for impairment	**101,440**	**47,372**	**120,471**	**20,179**	**6,748**	**296,210**
Loans, net of unearned as of December 31, 2011:						
Individually evaluated for impairment	**170,124**	**115,319**	**120,127**	**73,064**	**1,117**	**479,751**
Collectively evaluated for impairment	**7,844,803**	**1,263,091**	**5,771,419**	**755,129**	**282,934**	**15,917,376**
Total loans, net of unearned (a)(b)	**$8,014,927**	**$1,378,410**	**$5,891,546**	**$ 828,193**	**$ 284,051**	**$16,397,127**

(a) Balances as of December 31, 2011 and 2010 include $25.7 million and $42.1 million of reserves, respectively, and $600.2 million and $701.8 million of balances in restricted consumer real estate loans, respectively.
(b) Balances as of December 31, 2011 and 2010 include $6.1 million and $5.4 million of reserves, respectively, and $40.6 million and $55.7 million of balances in restricted permanent mortgage loans, respectively.

Impaired Loans

The average balance of impaired loans was $551.3 million for 2011, $593.5 million for 2010, and $532.2 million for 2009. Interest income of approximately $7 million for 2011, $4 million for 2010 and $1 million for 2009 was recognized during the periods related to such impaired loans.

Note 4 ❑ Loans (continued)

The following tables provide information by class related to individually impaired loans. Recorded investment is defined as the amount of the investment in a loan, before valuation allowance but which does reflect any direct write-down of the investment.

	2011				
(Dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
Impaired loans with no related allowance recorded:					
Commercial:					
General C&I	$ 78,804	$119,974	$ -	$ 61,631	$1,099
TRUPs	43,177	47,000	-	34,292	-
Income CRE	67,653	122,183	-	87,771	821
Residential CRE	24,290	43,544	-	41,846	507
Total	$213,924	$332,701	$ -	$225,540	$2,427
Impaired loans with related allowance recorded:					
Commercial:					
General C&I	$ 16,528	$ 20,778	$ 5,148	$ 66,401	$ 210
TRUPs	31,616	33,700	23,825	29,441	-
Income CRE	2,222	2,222	243	18,381	41
Residential CRE	21,153	21,153	7,971	30,733	-
Total	$ 71,519	$ 77,853	$37,187	$144,956	$ 251
Retail:					
HELOC	$ 49,919	$ 49,919	$21,548	$ 37,647	$ 885
R/E Installment loans	70,208	70,208	23,058	57,304	987
Permanent mortgage	73,064	73,064	6,015	84,915	1,933
Credit card & other	1,117	1,117	333	941	48
Total	$194,308	$194,308	$50,954	$180,807	$3,853
Total commercial	$285,443	$410,554	$37,187	$370,496	$2,678
Total retail	$194,308	$194,308	$50,954	$180,807	$3,853
Total impaired loans	$479,751	$604,862	$88,141	$551,303	$6,531

Note 4 ❑ Loans (continued)

(Dollars in thousands)	2010 Recorded Investment	2010 Unpaid Principal Balance	2010 Related Allowance
Impaired loans with no related allowance recorded:			
Commercial:			
General C&I	$ 44,459	$ 65,929	$ -
TRUPs	25,406	28,000	-
Income CRE	107,888	176,650	-
Residential CRE	59,402	127,126	-
Total	$237,155	$397,705	$ -
Impaired loans with related allowance recorded:			
Commercial:			
General C&I	$116,275	$117,644	$ 34,061
TRUPs	27,266	30,000	27,266
Income CRE	34,540	36,974	8,821
Residential CRE	40,313	44,091	8,574
Total	$218,394	$228,709	$ 78,722
Retail:			
HELOC	$ 25,375	$ 25,375	$ 7,161
R/E Installment loans	44,399	44,399	12,530
Permanent mortgage	96,765	96,765	16,679
OTC, credit card, & other	764	764	266
Total	$167,303	$167,303	$ 36,636
Total commercial	$455,549	$626,414	$ 78,722
Total retail	$167,303	$167,303	$ 36,636
Total impaired loans	$622,852	$793,717	$115,358

Asset Quality Indicators

As previously discussed, FHN employs a dual grade commercial risk grading methodology to assign an estimate for PD and the LGD for each commercial loan, factors specific to various industry, portfolio, or product segments that result in a rank ordering of risk and the assignment of grades PD 1 to PD 16. Each PD grade corresponds to an estimated one-year default probability percentage; a PD 1 has the lowest expected default probability, and probabilities increase as grades progress down the scale. PD 1 through PD 12 are "pass" grades. Prior to second quarter 2011, all loans with an assigned PD grade of "12" which is the lowest pass grade were included on the Watch List. In second quarter 2011, FHN implemented an enhanced process for determining which loans warrant additional oversight and monitoring. The identification of Watch List loans is now determined by the appropriate relationship team and is generally driven by specific events that may impact borrowers, rather than being driven solely by the assigned PD grade. This process enhancement did not have a material impact on the allowance for loan and lease losses. PD grades 13-16 correspond to the regulatory-defined categories of special mention (13), substandard (14), doubtful (15), and loss (16). Pass loan grades are required to be reassessed no less frequently than annually or whenever there has been a material change in the financial condition of the borrower or risk characteristics of the relationship. All commercial loans over $1 million and certain commercial loans over $500,000 that are graded 13 or worse are reassessed on a quarterly basis. LGD grades are assigned based on a scale of 1-12 and represent FHN's expected recovery based on collateral type in the event a loan defaults.

Note 4 ❑ Loans (continued)

The following tables provide the balances of commercial loan portfolio classes, disaggregated by PD grade as of December 31, 2011 and 2010:

	2011						
(Dollars in millions)	General C&I	Loans to Mortgage Companies	TRUPS (a)	Income CRE	Residential CRE	**Total**	**Allowance for Loan Losses**
PD Grade:							
1	$ 172	$ -	$ -	$ -	$ -	**$ 172**	**$ -**
2	156	-	-	3	-	**159**	**-**
3	162	-	-	20	-	**182**	**-**
4	221	-	-	7	-	**228**	**1**
5	385	-	-	25	-	**410**	**1**
6	892	157	-	115	4	**1,168**	**5**
7	892	664	-	175	6	**1,737**	**9**
8	979	391	-	144	1	**1,515**	**15**
9	634	155	-	152	3	**944**	**15**
10	477	27	-	108	1	**613**	**11**
11	432	-	-	123	2	**557**	**14**
12	157	-	-	15	4	**176**	**5**
13	264	-	334	75	8	**681**	**15**
14,15,16	290	-	4	225	47	**566**	**58**
Total loans collectively evaluated for impairment	6,113	1,394	338	1,187	76	**9,108**	**$149**
Total loans individually evaluated for impairment	95	-	75	70	45	**285**	**37**
Total commercial loans	$6,208	$1,394	$413	$1,257	$121	**$9,393**	**$186**

Note 4 ❑ Loans (continued)

	2010						
(Dollars in millions)	General C&I	Loans to Mortgage Companies	TRUPS (a)	Income CRE	Residential CRE	**Total**	**Allowance for Loan Losses**
PD Grade:							
1	$ 86	$ -	$ -	$ -	$ -	**$ 86**	**$ -**
2	87	-	-	4	-	**91**	**-**
3	143	-	-	16	-	**159**	**1**
4	199	-	-	8	-	**207**	**2**
5	360	-	-	24	1	**385**	**5**
6	666	88	-	53	-	**807**	**6**
7	855	214	-	96	5	**1,170**	**11**
8	997	387	-	151	5	**1,540**	**18**
9	491	112	-	146	3	**752**	**15**
10	463	12	-	82	4	**561**	**11**
11	493	-	-	113	3	**609**	**20**
12	246	2	-	30	7	**285**	**12**
13	422	-	276	167	14	**879**	**51**
14,15,16	423	2	101	375	121	**1,022**	**164**
Total loans collectively evaluated for impairment	5,931	817	377	1,265	163	**8,553**	**316**
Total loans individually evaluated for impairment	161	-	53	142	100	**456**	**79**
Total commercial loans	$6,092	$817	$430	$1,407	$263	**$9,009**	**$395**

(a) Balances as of December 31, 2011 and 2010 presented net of $34.2 million and $35.6 million respectively lower of cost or market ("LOCOM") valuation allowance. Based on the underlying structure of the notes, the highest possible internal grade is "13". Portfolio reserve estimate considers recent financial performance of individual borrowers and other factors.

The retail portfolio is comprised primarily of smaller-balance loans which are very similar in nature in that most are standard products and are backed by residential real estate. Because of the similarities of retail loan-types, FHN is able to utilize the Fair Isaac Corporation ("FICO") score, among other attributes, to assess the quality of consumer borrowers. FICO scores are refreshed on a quarterly basis in an attempt to reflect the recent risk profile of the borrowers. Accruing delinquency amounts are also indicators of other retail portfolio asset quality.

Note 4 ❑ Loans (continued)

The following tables reflect period-end balances and various asset quality indicators by origination vintage for the HELOC, real estate installment, and permanent mortgage classes of loans as of December 31, 2011.

HELOC *(Dollars in millions)* Origination Vintage	**Period End Balance (a)**	**Origination Characteristics** Avg orig CLTV	Avg orig FICO	% Broker	% TN	% 1st Lien	**Avg Refreshed FICO**
pre-2003	**$ 182**	75.6%	723	15.2%	40.3%	22.9%	**719**
2003	**273**	76.1%	733	23.8%	26.6%	16.8%	**726**
2004	**588**	79.7%	728	31.7%	17.4%	19.6%	**720**
2005	**732**	79.5%	734	15.9%	16.6%	12.0%	**722**
2006	**544**	76.8%	741	6.6%	22.9%	13.8%	**726**
2007	**566**	77.5%	746	13.6%	28.8%	15.0%	**732**
2008	**293**	74.0%	755	8.7%	69.9%	37.2%	**749**
2009	**179**	71.6%	754	0.0%	86.6%	45.4%	**755**
2010	**174**	72.9%	755	0.0%	94.6%	45.2%	**757**
2011	**159**	71.1%	760	0.0%	92.6%	51.5%	**758**
Total	**$3,690**	76.9%	740	14.5%	36.0%	21.7%	**731**

(a) Includes $600.2 million of restricted loan balances.

R/E Installment Loans *(Dollars in millions)* Origination Vintage	**Period End Balance**	**Origination Characteristics** Avg orig CLTV	Avg orig FICO	% Broker	% TN	% 1st Lien	**Avg Refreshed FICO**
pre-2003	**$ 56**	77.8%	689	18.3%	62.1%	66.2%	**687**
2003	**163**	72.5%	722	3.0%	43.6%	77.5%	**732**
2004	**97**	74.1%	710	7.9%	49.6%	72.8%	**708**
2005	**272**	83.3%	720	26.3%	20.4%	27.5%	**714**
2006	**295**	79.4%	721	4.7%	23.5%	24.2%	**706**
2007	**415**	82.5%	730	16.1%	23.5%	24.7%	**714**
2008	**153**	77.9%	734	6.2%	77.6%	78.5%	**729**
2009	**94**	72.7%	751	0.0%	90.1%	82.7%	**751**
2010	**196**	85.8%	747	0.0%	88.8%	97.9%	**753**
2011	**461**	78.9%	760	0.0%	88.5%	97.5%	**759**
Total	**$2,202**	79.8%	734	8.4%	52.7%	60.0%	**729**

Permanent Mortgage *(Dollars in millions)* Origination Vintage	**Period End Balance (a)**	**Origination Characteristics** Avg orig CLTV	Avg orig FICO	% Broker	% TN	% 1st Lien	**Avg Refreshed FICO**
pre-2004	**$170**	64.8%	726	48.7%	10.0%	96.9%	**739**
2004	**12**	78.2%	719	17.8%	15.0%	100.0%	**690**
2005	**63**	74.4%	740	37.3%	2.6%	100.0%	**733**
2006	**115**	71.5%	735	37.9%	1.4%	100.0%	**710**
2007	**314**	71.0%	734	55.5%	1.2%	100.0%	**706**
2008	**154**	73.9%	742	50.1%	0.4%	99.9%	**718**
Total	**$828**	70.9%	734	48.7%	3.1%	99.4%	**717**

(a) Includes $40.6 million of restricted loan balances and first lien mortgages recognized through the exercise of cleanup calls for certain proprietary first lien securitization trusts.

Note 4 ❑ Loans (continued)

The following tables reflect period-end balances and various asset quality indicators by origination vintage for the HELOC, real estate installment, and permanent mortgage classes of loans as of December 31, 2010:

HELOC *(Dollars in millions)* Origination Vintage	**Period End Balance (a)**	**Origination Characteristics** Avg orig CLTV	Avg orig FICO	% Broker	% TN	% 1st Lien	**Avg Refreshed FICO**
pre-2003	**$ 230**	75.5%	724	14.2%	42.3%	22.7%	**723**
2003	**321**	76.3%	733	24.4%	25.7%	15.4%	**730**
2004	**690**	79.5%	729	31.8%	17.3%	18.8%	**722**
2005	**855**	79.5%	735	16.5%	17.0%	11.7%	**722**
2006	**630**	76.8%	742	7.0%	24.4%	13.6%	**730**
2007	**630**	77.5%	746	13.8%	28.9%	14.3%	**734**
2008	**323**	74.1%	755	8.8%	69.7%	36.8%	**753**
2009	**205**	71.8%	756	0.0%	86.6%	45.3%	**759**
2010	**199**	73.0%	758	0.0%	94.9%	46.5%	**757**
Total	**$4,083**	77.2%	740	15.4%	33.6%	19.9%	**732**

(a) Includes $701.8 million of restricted loan balances.

R/E Installment Loans *(Dollars in millions)* Origination Vintage	**Period End Balance**	**Origination Characteristics** Avg orig CLTV	Avg orig FICO	% Broker	% TN	% 1st Lien	**Avg Refreshed FICO**
pre-2003	**$ 83**	77.2%	697	17.7%	62.3%	67.2%	**727**
2003	**222**	72.4%	726	3.1%	44.4%	77.5%	**731**
2004	**128**	73.6%	714	7.2%	51.4%	71.5%	**724**
2005	**343**	82.5%	722	25.7%	21.7%	27.8%	**721**
2006	**378**	78.3%	723	4.7%	25.5%	25.6%	**728**
2007	**520**	81.1%	732	15.7%	24.2%	24.3%	**734**
2008	**211**	76.8%	740	5.6%	78.7%	78.3%	**751**
2009	**134**	71.1%	753	0.0%	89.6%	82.6%	**760**
2010	**217**	82.1%	748	0.0%	89.2%	96.5%	**751**
Total	**$2,236**	78.3%	729	10.3%	44.4%	50.2%	**732**

Permanent Mortgage *(Dollars in millions)* Origination Vintage	**Period End Balance (a)**	**Origination Characteristics** Avg orig CLTV	Avg orig FICO	% Broker	% TN	% 1st Lien	**Avg Refreshed FICO (b)**
pre-2004	**$ 190**	67.8%	727	48.2%	9.6%	99.6%	**N/A**
2004	**15**	82.0%	725	19.2%	25.7%	100.0%	**N/A**
2005	**81**	79.8%	742	34.3%	5.4%	98.3%	**N/A**
2006	**154**	79.2%	734	41.1%	2.1%	97.0%	**N/A**
2007	**447**	79.1%	732	56.1%	1.0%	95.6%	**N/A**
2008	**256**	79.9%	737	55.7%	0.8%	100.0%	**N/A**
Total	**$1,143**	77.6%	733	50.7%	3.1%	97.7%	**N/A**

(a) Includes $55.7 million of restricted loan balances and first lien mortgages recognized through the exercise of cleanup calls for certain proprietary first lien securitization trusts.
(b) Refreshed FICO scores were not obtained prior to first quarter 2011.

Note 4 ❑ Loans (continued)

The following table reflects accruing delinquency amounts for the credit card and other portfolio classes.

(Dollars in millions)	Credit Card 2011	Credit Card 2010	Other 2011	Other 2010
Accruing delinquent balances:				
30-89 days past due	**$1.9**	$1.9	**$0.4**	$0.8
90+ days past due	**1.4**	1.6	**0.1**	0.2
Total	**$3.3**	$3.5	**$0.5**	$1.0

Nonaccrual and Past Due Loans

For all portfolio segments and classes, loans are placed on nonaccrual status if it becomes evident that full collection of principal and interest is at risk, impairment has been recognized as a partial charge-off of principal balance, or on a case-by-case basis if FHN continues to receive principal and interest payments, but there are atypical loan structures or other borrower-specific issues. FHN does have a meaningful portion of loans that are classified as nonaccrual but where it continues to receive payments.

The following table reflects accruing and non-accruing loans by class on December 31, 2011:

	Accruing				Non-Accruing				
(Dollars in thousands)	Current	30-89 Days Past Due	90 + Days Past Due	Total Accruing	Current	30-89 Days Past Due	90 + Days Past Due	Total Non-Accruing	Total Loans
Commercial (C&I):									
General C&I	$ 6,109,009	$ 11,576	$ 234	**$ 6,120,819**	$ 42,396	$12,938	$ 31,611	**$ 86,945**	**$ 6,207,764**
Loans to mortgage companies	1,393,659	40	-	**1,393,699**	-	-	491	**491**	**1,394,190**
TRUPS (a)	338,180	-	-	**338,180**	-	-	74,793	**74,793**	**412,973**
Total commercial (C&I)	7,840,848	11,616	234	**7,852,698**	42,396	12,938	106,895	**162,229**	**8,014,927**
Commercial real estate:									
Income CRE	1,178,708	9,610	-	**1,188,318**	20,272	2,125	46,782	**69,179**	**1,257,497**
Residential CRE	74,252	875	-	**75,127**	25,149	7,359	13,278	**45,786**	**120,913**
Total commercial real estate	1,252,960	10,485	-	**1,263,445**	45,421	9,484	60,060	**114,965**	**1,378,410**
Consumer real estate:									
HELOC (b)	3,598,926	44,728	25,978	**3,669,632**	10,446	1,079	8,878	**20,403**	**3,690,035**
R/E installment loans	2,145,181	26,310	11,647	**2,183,138**	11,781	1,358	5,234	**18,373**	**2,201,511**
Total consumer real estate	5,744,107	71,038	37,625	**5,852,770**	22,227	2,437	14,112	**38,776**	**5,891,546**
Permanent mortgage (b)	764,388	15,401	12,415	**792,204**	15,066	342	20,581	**35,989**	**828,193**
Credit card & other									
Credit card	188,702	1,868	1,422	**191,992**	-	-	-	-	**191,992**
Other	89,433	405	80	**89,918**	5	-	2,136	**2,141**	**92,059**
Total credit card & other	278,135	2,273	1,502	**281,910**	5	-	2,136	**2,141**	**284,051**
Total loans, net of unearned	$15,880,438	$110,813	$51,776	**$16,043,027**	$125,115	$25,201	$203,784	**$354,100**	**$16,397,127**

(a) Includes LOCOM valuation allowance of $34.2 million.
(b) Includes restricted loans.

Note 4 ❑ Loans (continued)

The following table reflects accruing and non-accruing loans by class on December 31, 2010:

	Accruing				Non-Accruing				
(Dollars in thousands)	Current	30-89 Days Past Due	90 + Days Past Due	Total Accruing	Current	30-89 Days Past Due	90 + Days Past Due	Total Non-Accruing	Total Loans
Commercial (C&I):									
General C&I	$ 5,905,087	$ 26,508	$ 182	**$ 5,931,777**	$ 89,307	$18,154	$ 52,263	**$159,724**	**$ 6,091,501**
Loans to mortgage companies	815,529	-	-	**815,529**	-	-	1,597	**1,597**	**817,126**
TRUPS (a)	376,856	-	-	**376,856**	-	-	52,672	**52,672**	**429,528**
Total commercial (C&I)	7,097,472	26,508	182	**7,124,162**	89,307	18,154	106,532	**213,993**	**7,338,155**
Commercial real estate:									
Income CRE	1,248,209	16,915	-	**1,265,124**	32,248	3,516	105,758	**141,522**	**1,406,646**
Residential CRE	144,524	8,409	-	**152,933**	26,095	3,283	81,567	**110,945**	**263,878**
Total commercial real estate	1,392,733	25,324	-	**1,418,057**	58,343	6,799	187,325	**252,467**	**1,670,524**
Consumer real estate:									
HELOC (b)	3,980,830	55,122	32,717	**4,068,669**	8,461	563	5,349	**14,373**	**4,083,042**
R/E installment loans	2,164,544	35,528	15,220	**2,215,292**	13,631	1,287	6,160	**21,078**	**2,236,370**
Total consumer real estate	6,145,374	90,650	47,937	**6,283,961**	22,092	1,850	11,509	**35,451**	**6,319,412**
Permanent mortgage (b)	959,431	28,041	29,367	**1,016,839**	15,088	9,814	100,816	**125,718**	**1,142,557**
Credit card & other									
Credit card	188,921	1,912	1,604	**192,437**	-	-	-	**-**	**192,437**
Other	99,259	798	154	**100,211**	-	-	19,276	**19,276**	**119,487**
Total credit card & other	288,180	2,710	1,758	**292,648**	-	-	19,276	**19,276**	**311,924**
Total loans, net of unearned	$15,883,190	$173,233	$79,244	**$16,135,667**	$184,830	$36,617	$425,458	**$646,905**	**$16,782,572**

(a) Includes LOCOM valuation allowance of $35.6 million.
(b) Includes restricted loans.

Troubled Debt Restructurings

As part of FHN's ongoing risk management practices, FHN attempts to work with borrowers when necessary to extend or modify loan terms to better align with their current ability to repay. Extensions and modifications to loans are made in accordance with internal policies and guidelines which conform to regulatory guidance. Each occurrence is unique to the borrower and is evaluated separately. FHN considers regulatory guidelines when restructuring loans to ensure that prudent lending practices are followed. As such, qualification criteria and payment terms consider the borrower's current and prospective ability to comply with the modified terms of the loan.

A modification is classified as a TDR if the borrower is experiencing financial difficulty and it is determined that FHN has granted a concession to the borrower. FHN may determine that a borrower is experiencing financial difficulty if the borrower is currently in default on any of its debt, or if it is probable that a borrower may default in the foreseeable future. Many aspects of a borrower's financial situation are assessed when determining whether they are experiencing financial difficulty, particularly as it relates to commercial borrowers due to the complex nature of loan structures, business/industry risk, and borrower/guarantor structures. Concessions could include reductions of interest rates, extension of the maturity date at a rate lower than current market rate for a new loan with similar risk, reduction of accrued interest, or principal forgiveness. When evaluating whether a concession has been *granted*, FHN also considers whether the borrower has provided additional collateral or guarantors and whether such additions adequately compensate FHN for the restructured terms. The assessments of whether a borrower is experiencing (or is likely to experience) financial difficulty and whether a concession has been granted is subjective in nature and management's judgment is required when determining whether a modification is classified as a TDR.

Although each occurrence is unique to the borrower and is evaluated separately, for all classes within the commercial portfolio segment, TDRs are typically modified through forbearance agreements (generally 3 to 6 months). Forbearance agreements could include reduced interest rates, reduced payments, release of guarantor, or entering into short sale agreements. FHN's proprietary modification programs for consumer loans are generally structured using parameters of U.S. government-sponsored programs such as Home Affordable Modification Programs ("HAMP"). Within the HELOC, R/E installment loans, and permanent mortgage classes of the consumer portfolio segment, TDRs are typically modified by reducing the interest rate (in increments of 25 basis points to a minimum of 1 percent for up to 5 years) and a possible maturity date extension to reach an affordable housing debt ratio. Contractual maturities may be extended up to 40 years on permanent mortgages and up to 20 years for consumer real estate loans. Within the credit card class of the consumer portfolio segment, TDRs are typically modified through either a short-term credit card hardship program or a longer-term credit card workout program. In the credit card hardship program, borrowers may be granted rate and payment reductions for 6 months to 1 year. In the credit card workout program, customers are granted a rate reduction to 0 percent and term extensions for up to 5 years to pay off the remaining balance. On December 31, 2011 and 2010, FHN had loans classified as TDRs of $284.2 million and $282.8 million, respectively. Additionally, FHN had restructured $98.0 million and $56.0 million of loans held for sale as of December 31, 2011 and 2010, respectively. For restructured loans in the portfolio, FHN had loan loss reserves of $52.7 million, or 19 percent of the recorded investment amount, as of December 31, 2011. On December 31, 2011 and 2010, there were no significant outstanding commitments to advance additional funds to customers whose loans had been restructured.

Note 4 ❑ Loans (continued)

The following table reflects modifications of portfolio loans occurring during the year ending December 31, 2011 that have been classified as TDRs:

	2011		
(Dollars in thousands)	Number	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Commercial (C&I):			
General C&I	18	$ 15,960	$ 15,524
Loans to Mortgage Companies	-	-	-
TRUPS	-	-	-
Total commercial (C&I)	18	15,960	15,524
Commercial real estate:			
Income CRE	13	13,630	13,155
Residential CRE	6	2,257	2,735
Total commercial real estate	19	15,887	15,890
Consumer real estate:			
HELOC	169	21,093	20,992
R/E installment loans	147	21,044	21,249
Total consumer real estate	316	42,137	42,241
Permanent mortgage	129	79,776	82,633
Credit card & other:			
Credit card	102	451	590
Other	-	-	-
Total credit card & other	102	451	590
Total troubled debt restructurings	584	$154,211	$156,878

Financing receivables modified as TDRs within the previous 12 months and for which there was a payment default during the period are calculated by first identifying TDRs that defaulted during the period and then determining whether they were modified within the 12 months prior to the default.

The following table reflects TDRs within the previous 12 months for which there was a payment default during the year ending December 31, 2011. For purposes of this disclosure, FHN defines payment default as generally 30 plus days past due.

	2011	
(Dollars in thousands)	Number	Recorded Investment
Commercial (C&I):		
General C&I	43	$ 31,663
Loans to Mortgage Companies	-	-
TRUPS	-	-
Total commercial (C&I)	43	31,663
Commercial real estate:		
Income CRE	24	26,563
Residential CRE	15	18,512
Total commercial real estate	39	45,075
Consumer real estate:		
HELOC	35	6,041
R/E installment loans	26	2,421
Total consumer real estate	61	8,462
Permanent mortgage	37	37,976
Credit card & other:		
Credit card	51	3,842
Other	-	-
Total credit card & other	51	3,842
Total troubled debt restructurings	231	$127,018

The determination of whether a TDR is placed on nonaccrual status generally follows the same internal policies and procedures as other portfolio loans. However, FHN will typically place a consumer loan on nonaccrual status if it is 30 or more days delinquent upon modification into a TDR. For commercial loans, nonaccrual TDRs that are reasonably assured of repayment according to their modified terms may be returned to accrual status by FHN upon a detailed credit evaluation of the borrower's financial condition and prospects for repayment under the revised terms. For consumer loans, FHN's evaluation supporting the decision to return a modified loan to accrual status includes consideration of the borrower's sustained historical repayment performance for a reasonable period prior to the date on which the loan is returned to accrual status, which is generally a minimum of six months. FHN may also consider a borrower's sustained historical repayment performance for a reasonable time prior to the restructuring in assessing whether the borrower can meet the restructured terms, as it may indicate that the borrower is capable of servicing the level of debt under the modified terms. Otherwise, FHN will continue to classify restructured loans as nonaccrual. Consistent with regulatory guidance, upon sustained performance and classification as a TDR over FHN's year-end, the loan will be removed from TDR status as long as the modified terms were market-based at the time of modification.

Note 5 ❑ Premises, Equipment and Leases

Premises and equipment on December 31 are summarized below:

(Dollars in thousands)	**2011**	2010
Land	**$ 71,376**	$ 66,914
Buildings	**341,727**	338,060
Leasehold improvements	**44,407**	44,880
Furniture, fixtures, and equipment	**221,544**	213,289
Premises and equipment, at cost	**679,054**	663,143
Less accumulated depreciation and amortization	**357,801**	340,824
Premises and equipment, net	**$321,253**	$322,319

FHN is obligated under a number of noncancelable operating leases for premises and equipment with terms up to 30 years, which may include the payment of taxes, insurance and maintenance costs.

Minimum future lease payments for noncancelable operating leases on premises and equipment on December 31, 2011, are shown below:

(Dollars in thousands)	
2012	$21,147
2013	15,255
2014	10,939
2015	8,616
2016	7,419
2017 and after	33,565
Total minimum lease payments	$96,941

Payments required under capital leases are not material.

Aggregate minimum income under sublease agreements for these periods is $5.1 million.

Rent expense incurred under all operating lease obligations for the years ended December 31 is as follows:

(Dollars in thousands)	**2011**	2010	2009
Rent expense, gross	**$25,494**	$32,673	$38,070
Sublease income	**(3,883)**	(4,275)	(4,368)
Rent expense, net	**$21,611**	$28,398	$33,702

Note 6 ❑ Mortgage Servicing Rights

FHN recognizes all classes of mortgage servicing rights ("MSR") at fair value. Classes of MSR are established based on market inputs used to determine the fair value of the servicing asset and FHN's risk management practices. See Note 22 – Fair Value of Assets & Liabilities, the "Determination of Fair Value" section for a discussion of FHN's MSR valuation methodology and Note 25 – Derivatives and Off-Balance Sheet Arrangements for a discussion of how FHN hedges the fair value of MSR. The balance of MSR included on the Consolidated Statements of Condition represents the rights to service approximately $23.5 billion and $28.8 billion of mortgage loans on December 31, 2011 and 2010, respectively, for which a servicing right has been capitalized.

In first quarter 2010, FHN adopted the amendments to ASC 810 which resulted in the consolidation of loans FHN previously sold through proprietary securitizations but retained MSR and significant subordinated interests subsequent to the transfer. In conjunction with the consolidation of these loans, FHN derecognized the associated servicing assets which are reflected in the rollforward below. Following is a summary of changes in capitalized MSR as of December 31, 2011 and 2010:

Note 6 ❑ Mortgage Servicing Rights (continued)

(Dollars in thousands)	First Liens	Second Liens	HELOC	Total
Fair value on January 1, 2010	296,115	1,174	5,322	302,611
Adjustment due to adoption of amendments to ASC 810	(197)	(928)	(1,168)	(2,293)
Reductions due to loan payments	(34,943)	(41)	(1,201)	(36,185)
Reductions due to sale	(24,558)	-	-	(24,558)
Reductions due to exercise of cleanup calls	(1,110)	-	-	(1,110)
Changes in fair value due to:				
Changes in valuation model inputs or assumptions	(31,296)	-	-	(31,296)
Other changes in fair value	(199)	57	292	150
Fair value on December 31, 2010	**$203,812**	**$ 262**	**$ 3,245**	**$207,319**
Reductions due to loan payments	(21,539)	(41)	(215)	(21,795)
Reductions due to exercise of cleanup calls	(195)	-	-	(195)
Changes in fair value due to:				
Changes in valuation model inputs or assumptions	(41,370)	-	-	(41,370)
Other changes in fair value	16	10	84	110
Fair value on December 31, 2011	**$140,724**	**$ 231**	**$ 3,114**	**$144,069**

Servicing, late, and other ancillary fees recognized within mortgage banking income were $70.2 million, $92.1 million, and $120.4 million for the years ended December 31, 2011, 2010 and 2009, respectively. Servicing, late, and other ancillary fees recognized within other income and commissions were $2.4 million, $3.8 million, and $12.4 million for the years ended December 31, 2011, 2010, and 2009, respectively.

The total value of MSR declined $63.3 million during 2011 compared to a decline of $95.3 million in 2010. Mortgage rates remained low during 2011 and 2010 resulting in continued elevated prepayment speed assumptions and corresponding decreases in MSR value of $41.3 million and $31.1 million, respectively. In 2010, FHN sold the rights to service $5.4 billion of loans, which resulted in a $24.6 million reduction in MSR attributable to loan sales. In the second quarter of 2011 and fourth quarter 2010, FHN exercised cleanup calls related to proprietary securitization trusts that had previously been securitized with servicing retained. Upon exercise, the associated mortgage loans were repurchased and are now included on the Consolidated Statements of Condition. Accordingly, FHN derecognized the remaining MSR associated with these loans. The remaining declines in MSR are attributable to natural run-off.

FHN services a portfolio of mortgage loans related to transfers by other parties utilizing securitization trusts. The servicing assets represent FHN's sole interest in these transactions. The total MSR recognized by FHN related to these transactions was $2.6 million and $4.2 million at December 31, 2011 and 2010, respectively. The aggregate principal balance serviced by FHN for these transactions was $.4 billion and $.7 billion at December 31, 2011 and 2010, respectively. FHN has no obligation to provide financial support and has not provided any form of support to the related trusts. The MSR recognized by FHN has been included in the first lien mortgage loans column within the rollforward of MSR.

In prior periods, FHN transferred MSR to third parties in transactions that did not qualify for sales treatment due to certain recourse provisions that were included within the sale agreements. For the years ended December 31, 2011 and 2010, FHN had $14.8 million and $27.3 million, respectively, of MSR related to these transactions. These MSR are included within the first liens mortgage loans column within the rollforward of MSR. The proceeds from these transfers have been recognized within Other short-term borrowings in the Consolidated Statements of Condition.

Note 7 ❑ Intangible Assets

The following is a summary of intangible assets, net of accumulated amortization, included in the Consolidated Statements of Condition:

(Dollars in thousands)	Goodwill	Other Intangible Assets (a)
December 31, 2008	$192,408	$45,082
Amortization expense (b)	-	(6,017)
Impairment (c)(d)	(16,591)	(341)
Divestitures (d)	(10,289)	(815)
Additions	-	347
December 31, 2009	$165,528	$38,256
Amortization expense (b)	-	(5,526)
Impairment (c)(d)	(3,348)	-
Additions	-	151
December 31, 2010	$162,180	$32,881
Amortization expense (b)	-	(4,380)
Impairment (c)(d)	(10,100)	-
Divestitures (d)	(18,421)	(2,258)
December 31, 2011	**$133,659**	**$26,243**

Certain previously reported amounts have been reclassified to agree with current presentation.
(a) Represents customer lists, acquired contracts, premium on purchased deposits, and covenants not to compete.
(b) Amortization expense related to First Horizon Insurance and First Horizon Msaver, Inc. of $.4 million, $1.4 million, and $1.7 million for 2011, 2010, and 2009, respectively, is included in Income/(loss) from discontinued operations, net of tax on the consolidated Statements of Income.
(c) See Note 26 – Restructuring, Repositioning, and Efficiency for further details related to goodwill impairments.
(d) See Note 2 – Acquisitions and Divestitures for further details regarding goodwill related to divestitures.

The gross carrying amount of other intangible assets subject to amortization is $105.3 million on December 31, 2011, net of $79.0 million of accumulated amortization. Estimated aggregate amortization expense is expected to be $3.8 million, $3.6 million, $3.5 million, $3.3 million, and $3.1 million for the twelve-month periods of 2012, 2013, 2014, 2015 and 2016, respectively.

The agreement to sell FHI resulted in a pre-tax goodwill impairment of $10.1 million in first quarter 2011. In second quarter 2011, the remaining $16.4 million of goodwill was removed in conjunction with the divestiture. The sale of Msaver during third quarter 2011 resulted in the removal of $2.0 million of goodwill. During 2011, FHN also recognized $2.2 million and $.1 million of other intangible asset write-offs related to the FHI and Msaver divestitures, respectively.

In 2010, FHN exited its institutional equity research business, FTN Equity Capital Markets ("FTN ECM"), and incurred a pre-tax goodwill impairment of $3.3 million. FHN also recognized an addition of other intangible assets of $.2 million related to the purchase of a book of business.

In 2009, FHN's non-strategic segment incurred pre-tax goodwill impairments of $14.3 million related to the agreement to sell FTN ECM. In connection with the divestiture of the Atlanta insurance business and FERP, FHN recognized goodwill write-offs of $8.0 million and $2.3 million, respectively, which are included in Income/losses on divestitures on the Consolidated Statements of Income. As a result of the closure of the remaining Atlanta insurance business that was excluded from the sale, there was an additional goodwill impairment of $2.3 million. FHN also recognized $.3 million of other intangible impairments related to customer lists, $.8 million of write-offs related to disposals, and additions of $.3 million.

Note 7 ❑ Intangible Assets (continued)

The following is a summary of gross goodwill and accumulated impairment losses and write-offs detailed by reportable segments included in the Consolidated Statements of Condition through December 31, 2011. Gross goodwill, accumulated impairments, and accumulated divestiture related write-offs were determined beginning on January 1, 2002, when a change in accounting requirements resulted in goodwill being assessed for impairment rather than being amortized. Consistent with historical practices, FHN moved FHI's historical goodwill activity to the non-strategic segment in first quarter 2011 and moved Msaver's historical goodwill activity to the non-strategic segment in third quarter 2011.

(Dollars in thousands)	Non-Strategic	Regional Banking	Capital Markets	Total
Gross goodwill	$ 199,995	$36,238	$97,421	$ 333,654
Accumulated impairments	(84,084)	-	-	(84,084)
Accumulated divestiture related write-offs	(57,162)	-	-	(57,162)
December 31, 2008	$ 58,749	$36,238	$97,421	$ 192,408
Additions	-	-	-	-
Impairments	(16,591)	-	-	(16,591)
Divestitures	(10,289)	-	-	(10,289)
Net change in goodwill during 2009	(26,880)	-	-	(26,880)
Gross goodwill	$ 199,995	$36,238	$97,421	$ 333,654
Accumulated impairments	(100,675)	-	-	(100,675)
Accumulated divestiture related write-offs	(67,451)	-	-	(67,451)
December 31, 2009	$ 31,869	$36,238	$97,421	$ 165,528
Additions	-	-	-	-
Impairments	(3,348)	-	-	(3,348)
Divestitures	-	-	-	-
Net change in goodwill during 2010	(3,348)	-	-	(3,348)
Gross goodwill	$ 199,995	$36,238	$97,421	$ 333,654
Accumulated impairments	(104,023)	-	-	(104,023)
Accumulated divestiture related write-offs	(67,451)	-	-	(67,451)
December 31, 2010	$ 28,521	$36,238	$97,421	$ 162,180
Additions	-	-	-	-
Impairments	(10,100)	-	-	(10,100)
Divestitures	(18,421)	-	-	(18,421)
Net change in goodwill during 2011	(28,521)	-	-	(28,521)
Gross goodwill	$ 199,995	$36,238	$97,421	$ 333,654
Accumulated impairments	(114,123)	-	-	(114,123)
Accumulated divestiture related write-offs	(85,872)	-	-	(85,872)
December 31, 2011	**$ -**	**$36,238**	**$97,421**	**$ 133,659**

Certain previously reported amounts have been reclassified to agree with current presentation.

Note 8 ❑ Time Deposit Maturities

Following is a table of maturities for time deposits outstanding on December 31, 2011, which include Certificates of deposit under $100,000, Other time, and Certificates of deposit $100,000 and more. Certificates of deposit $100,000 and more totaled $.6 billion on December 31, 2011. Time deposits are included in Interest-bearing deposits on the Consolidated Statements of Condition.

(Dollars in thousands)	
2012	$1,089,200
2013	226,910
2014	231,241
2015	97,106
2016	80,290
2017 and after	57,146
Total	$1,781,893

Note 9 ❑ Short-Term Borrowings

Short-term borrowings include federal funds purchased and securities sold under agreements to repurchase, trading liabilities, and other borrowed funds.

Federal funds purchased and securities sold under agreements to repurchase generally have maturities of less than 90 days. Trading liabilities, which represent short positions in securities, are generally held for less than 90 days. Other short-term borrowings have original maturities of one year or less. On December 31, 2011, capital markets trading securities with a fair value of $5.8 million were pledged to secure other short-term borrowings.

The detail of these borrowings for the years 2011, 2010, and 2009 is presented in the following table:

(Dollars in thousands)	Federal Funds Purchased and Securities Sold Under Agreements to Repurchase	Trading Liabilities	Other Short-term Borrowings
2011			
Average balance	**$2,159,933**	**$609,772**	**$ 290,344**
Year-end balance	**1,887,052**	**347,285**	**172,550**
Maximum month-end outstanding	**2,631,628**	**709,642**	**643,094**
Average rate for the year	**.23%**	**2.45%**	**.29%**
Average rate at year-end	**.23**	**2.34**	**.08**
2010			
Average balance	$2,615,536	$547,377	$ 227,772
Year-end balance	2,114,908	361,920	180,735
Maximum month-end outstanding	3,046,201	654,748	693,512
Average rate for the year	.24%	3.30%	.56%
Average rate at year-end	.22	3.01	.18
2009			
Average balance	$2,486,296	$536,161	$2,662,989
Year-end balance	2,874,353	293,387	761,758
Maximum month-end outstanding	2,874,353	565,858	4,734,718
Average rate for the year	.21%	3.89%	.29%
Average rate at year-end	.17	4.13	.17

Note 10 ❑ Term Borrowings

The following table presents information pertaining to Term Borrowings reported on FHN's Consolidated Statements of Condition on December 31:

(Dollars in thousands)	**2011**	2010
First Tennessee Bank National Association:		
Subordinated notes (a)		
Matures on January 15, 2015 – 5.05%	**$ 338,951**	$ 338,786
Matures on May 15, 2013 – 4.625%	**264,586**	273,590
Matures on April 1, 2016 – 5.65%	**293,416**	287,357
Bank notes (b)	**-**	548,950
Other collateralized borrowings – Matures on December 22, 2037 0.85% on December 31, 2011 and 0.60% on December 31, 2010 (c)	**52,218**	51,241
Federal Home Loan Bank borrowings (d)	**2,714**	2,870
First Horizon National Corporation:		
Subordinated capital notes (a)		
Matures on May 15, 2013 – 4.50%	**105,840**	109,447
Senior capital notes		
Matures on December 15, 2015 – 5.375%	**522,742**	500,492
Subordinated notes (e)		
Matures on January 6, 2027 – 8.07%	**-**	109,308
Matures on April 15, 2034 – 6.30%	**220,072**	205,883
FT Real Estate Securities Company, Inc.:		
Cumulative preferred stock (a)		
Matures on March 31, 2031 – 9.50%	**45,693**	45,625
First Horizon ABS Trusts:		
Other collateralized borrowings (f)		
Matures on October 25, 2034 0.46% on December 31, 2011 and 0.42% on December 31, 2010	**118,498**	144,811
Matures on October 26, 2026 0.43% on December 31, 2011 and 0.39% on December 31, 2010	**168,888**	203,203
Matures on September 25, 2029 0.43% on December 31, 2011 and 0.39% on December 31, 2010	**185,357**	220,836
Matures on January 25, 2024 0.68% on December 31, 2011 and 0.67% on December 31, 2010	**13,639**	17,854
Matures on February 25, 2034 0.48% on December 31, 2011 and 0.47% on December 31, 2010	**18,120**	23,109
Matures on October 25, 2034 0.55% on December 31, 2011 and 0.54% on December 31, 2010	**77,161**	93,651
Matures December 2019 5.08% on December 31, 2011 and 5.00% on December 31, 2010	**23,641**	29,741
Matures on September 1, 2032 6.41% on December 31, 2011 and 2010	**14,823**	21,316
First Tennessee New Markets Corporation Investments:		
Matures on October 25, 2018 – 4.97%	**7,301**	-
Matures on February 1, 2033 – 4.97%	**8,000**	-
Total	**$2,481,660**	$3,228,070

(a) Qualifies for total capital under the risk-based capital guidelines.
(b) The bank notes were issued with variable interest rates and matured on February 14, 2011. These bank notes had a weighted average interest rate of 0.43 percent on December 31, 2010.
(c) Secured by $52.2 million of trust preferred loans.
(d) The Federal Home Loan Bank borrowings were issued with fixed interest rates and have remaining terms of 1 to 19 years. These borrowings had weighted average interest rates of 2.40 percent on December 31, 2011 and 2010.
(e) See Note 11 – Guaranteed Preferred Beneficial Interests in First Horizon's Junior Subordinated Debentures for further details. In 2011, FHN redeemed the subordinated notes that paid 8.07 percent.
(f) On December 31, 2011 and 2010, borrowings secured by $640.8 million and $757.5 million, respectively, of retail real estate residential loans.

Note 10 ❑ Term Borrowings (continued)

Annual principal repayment requirements as of December 31, 2011 are as follows:

(Dollars in thousands)	
2012	$ 158
2013	350,158
2014	158
2015	804,158
2016	250,158
2017 and after	942,758

All subordinated notes are unsecured and are subordinate to other present and future senior indebtedness. FTBNA's subordinated notes and FHN's subordinated capital notes qualify as Tier 2 capital under the risk-based capital guidelines.

Note 11 ❑ Guaranteed Preferred Beneficial Interests in First Horizon's Junior Subordinated Debentures

On March 29, 2004, FHN, through its underwriter, sold $200 million of capital securities. First Tennessee Capital II ("Capital II"), a Delaware business trust wholly owned by FHN, issued $200 million of Capital Securities, Series B at 6.30 percent. The proceeds were loaned to FHN as junior subordinated debt. FHN has, through various contractual arrangements, fully and unconditionally guaranteed all of Capital II's obligations with respect to the capital securities. The sole asset of Capital II is $206 million of junior subordinated debentures issued by FHN. These junior subordinated debentures also carry an interest rate of 6.30 percent. Both the capital securities of Capital II and the junior subordinated debentures of FHN will mature on April 15, 2034; however, FHN has the option to redeem both prior to maturity. Currently, the capital securities qualify as Tier 1 capital. Beginning in 2013, Tier 1 capital treatment for these securities will begin phasing out. On December 30, 1996, FHN, through its underwriter, sold $100 million of capital securities. First Tennessee Capital I ("Capital I"), a Delaware business trust wholly owned by FHN, issued $100 million of Capital Securities, Series A at 8.07 percent. Under regulatory capital guidelines, the capital securities qualified as Tier 1 capital. In January 2011, FHN redeemed the associated subordinate debentures and capital securities in full for a redemption price equal to the liquidation amount plus accrued and unpaid interest. FHN provided notification of the intent to redeem the debentures and capital securities in December 2010, at which point the capital securities were no longer eligible for Tier 1 capital treatment. The junior subordinated debentures are included in the Consolidated Statements of Condition in Term borrowings (see Note 10 – Term Borrowings).

Note 12 ❑ Preferred Stock and Other Capital

FHN Preferred Stock and Warrant

On November 14, 2008, FHN issued and sold 866,540 preferred shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series CPP, along with a Warrant to purchase common stock. The issuance occurred in connection with, and was governed by, the Treasury Capital Purchase Program ("Capital Purchase Program") administered by the U.S. Treasury ("UST") under the Troubled Asset Relief Program ("TARP"). In connection with the issuance of the Preferred Shares, FHN also issued a Warrant to purchase 12,743,235 common shares with an exercise price of $10.20 per share. The Warrant was immediately exercisable and was set to expire ten years after issuance. As a result of the stock dividends distributed through January 1, 2011, the Warrant was adjusted to cover 14,842,321 common shares at a purchase price of $8.757 per share. On December 22, 2010, subsequent to offerings of common equity and senior debt which raised more than $750 million, FHN repurchased all of the Preferred Shares and remitted the accrued and unpaid dividends. In first quarter 2011, FHN completed the purchase and cancellation of the Warrant to purchase common stock. FHN paid the UST $79.7 million to purchase the Warrant. The UST no longer holds any securities of FHN under the Capital Purchase Program.

Note 12 ❑ Preferred Stock and Other Capital (continued)

Subsidiary Preferred Stock

On September 14, 2000, FT Real Estate Securities Company, Inc. ("FTRESC"), an indirect subsidiary of FHN, issued 50 shares of 9.50 percent Cumulative Preferred Stock, Class B ("Class B Preferred Shares"), with a liquidation preference of $1.0 million per share. An aggregate total of 47 Class B Preferred Shares have been sold privately to nonaffiliates. These securities qualify as Tier 2 capital and are presented in the Consolidated Statements of Condition as Term borrowings. FTRESC is a real estate investment trust ("REIT") established for the purpose of acquiring, holding, and managing real estate mortgage assets. Dividends on the Class B Preferred Shares are cumulative and are payable semi-annually.

The Class B Preferred Shares are mandatorily redeemable on March 31, 2031, and redeemable at the discretion of FTRESC in the event that the Class B Preferred Shares cannot be accounted for as Tier 2 regulatory capital or there is more than an insubstantial risk that dividends paid with respect to the Class B Preferred Shares will not be fully deductible for tax purposes. They are not subject to any sinking fund and are not convertible into any other securities of FTRESC, FHN, or any of its subsidiaries. The shares are, however, automatically exchanged at the direction of the Office of the Comptroller of the Currency for preferred stock of FTBNA, having substantially the same terms as the Class B Preferred Shares in the event FTBNA becomes undercapitalized, insolvent, or in danger of becoming undercapitalized.

First Horizon Preferred Funding, LLC and First Horizon Preferred Funding II, LLC have each issued $1.0 million of Class B Preferred Shares. On December 31, 2011, 2010, and 2009, the amount of Class B Preferred Shares that are perpetual in nature that was recognized as Noncontrolling interest on the Consolidated Statements of Condition was $.3 million for all periods. The remaining balance has been eliminated in consolidation.

On March 23, 2005, FTBNA issued 300,000 shares of Class A Non-Cumulative Perpetual Preferred Stock ("Class A Preferred Stock") with a liquidation preference of $1,000 per share. These securities qualify as Tier 1 capital. On December 31, 2011, 2010, and 2009, $294.8 million of Class A Preferred Stock was recognized as Noncontrolling interest on the Consolidated Statements of Condition for all periods.

Due to the nature of the subsidiary preferred stock issued by First Horizon Preferred Funding, LLC, First Horizon Preferred Funding II, LLC, and FTBNA, all components of Other comprehensive income/(loss) included in the Consolidated Statements of Equity and Income/(loss) from discontinued operations, net of tax included in the Consolidated Statements of Income, have been attributed solely to FHN as the controlling interest holder. The component of Income from continuing operations attributable to FHN as the controlling interest holder is $122.6 million, $61.5 million, and $(246.6) million during 2011, 2010, and 2009, respectively.

Note 13 ❑ Regulatory Capital and Restrictions

Regulatory Capital. FHN is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on FHN's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines that involve quantitative measures of assets, liabilities, and certain derivatives as calculated under regulatory accounting practices must be met. Capital amounts and classification are also subject to qualitative judgment by the regulators about components, risk weightings, and other factors. Quantitative measures established by regulation to ensure capital adequacy require FHN to maintain minimum amounts and ratios of Total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets ("Leverage"). Management believes that, as of December 31, 2011, FHN met all capital adequacy requirements to which it was subject.

The actual capital amounts and ratios of FHN and FTBNA are presented in the table below. In addition, FTBNA must also calculate its capital ratios after excluding financial subsidiaries as defined by the Gramm-Leach-Bliley Act of 1999. Based on this calculation, FTBNA's Total Capital, Tier 1 Capital, and Leverage ratios were 18.47 percent, 15.64 percent, and 12.73 percent, respectively, on December 31, 2011, and were 18.69 percent, 15.03 percent, and 11.95 percent, respectively, on December 31, 2010.

Note 13 ❑ Regulatory Capital and Restrictions (continued)

(Dollars in thousands)	First Horizon National Corporation Amount	Ratio	First Tennessee Bank National Association Amount	Ratio
On December 31, 2011:				
Actual:				
Total Capital	$3,602,271	17.99%	$3,976,672	20.05%
Tier 1 Capital	2,850,452	14.23	3,247,268	16.37
Leverage	2,850,452	11.41	3,247,268	13.12
For Capital Adequacy Purposes:				
Total Capital	1,602,113 ≥	8.00	1,586,752 ≥	8.00
Tier 1 Capital	801,056 ≥	4.00	793,376 ≥	4.00
Leverage	998,891 ≥	4.00	990,281 ≥	4.00
To Be Well Capitalized Under Prompt Corrective Action Provisions:				
Total Capital			1,983,440 ≥	10.00
Tier 1 Capital			1,190,064 ≥	6.00
Leverage			1,237,851 ≥	5.00
On December 31, 2010:				
Actual:				
Total Capital	$3,749,586	18.65%	$4,032,289	20.26%
Tier 1 Capital	2,812,471	13.99	3,137,624	15.76
Leverage	2,812,471	10.96	3,137,624	12.33
For Capital Adequacy Purposes:				
Total Capital	1,608,222 ≥	8.00	1,592,416 ≥	8.00
Tier 1 Capital	804,111 ≥	4.00	796,208 ≥	4.00
Leverage	1,026,597 ≥	4.00	1,018,136 ≥	4.00
To Be Well Capitalized Under Prompt Corrective Action Provisions:				
Total Capital			1,990,520 ≥	10.00
Tier 1 Capital			1,194,312 ≥	6.00
Leverage			1,272,670 ≥	5.00

Restrictions on cash and due from banks. Under the Federal Reserve Act and Regulation D, FHN's commercial banking subsidiary is required to maintain a certain amount of cash reserves. On December 31, 2011 and 2010, FHN's required reserves were $190.7 million and $215.0 million, respectively. At the end of 2011 and 2010, this requirement was met with $142.9 million and $139.8 million in vault cash, respectively, in addition to Federal Reserve Bank deposits. Vault cash is reflected in Cash and due from banks on the Consolidated Statements of Condition and Federal Reserve Bank deposits are reflected as Interest-bearing cash.

Restrictions on dividends. Cash dividends are paid by FHN from its assets, which are mainly provided by dividends from its subsidiaries. Certain regulatory restrictions exist regarding the ability of FTBNA to transfer funds to FHN in the form of cash, dividends, loans, or advances. As of December 31, 2011, FTBNA had undivided profits of $1.2 billion, none of which was available for distribution to FHN as dividends without prior regulatory approval. At any given time, the pertinent portions of those regulatory restrictions allow FTBNA to declare preferred or common dividends without prior regulatory approval in an amount equal to FTBNA's retained net income for the two most recent completed years plus the current year to date. For any period, FTBNA's 'retained net income' generally is equal to FTBNA's regulatory net income reduced by the preferred and common dividends declared by FTBNA. Excess dividends in either of the two most recent completed years may be offset with available retained net income in the two years immediately preceding it. Applying the applicable rules, FTBNA's total amount available for dividends was negative $403.9 million at December 31, 2011 and negative $156.7 million at January 1, 2012. FHN applied for and received approval to pay a dividend to the parent company in the amount of $100 million in fourth quarter 2011. FTBNA has requested approval from the OCC to declare and pay dividends on its preferred stock outstanding payable in April 2012.

The payment of cash dividends by FHN and FTBNA may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines and debt covenants. Furthermore, the Federal Reserve and the OCC have issued policy statements generally requiring insured banks and bank holding companies only to pay dividends out of current operating earnings. Consequently, the decision of whether FHN will pay future dividends and the amount of dividends will be affected by current operating results.

Restrictions on intercompany transactions. Under Federal banking law, banking subsidiaries may not extend credit to the parent company in excess of 10 percent of the bank's capital stock and surplus, as defined, or $388.5 million, on December 31, 2011. The parent company had covered transactions of $.8 million from FTBNA on December 31, 2011. In addition, the aggregate amount of covered transactions with all affiliates, as defined, is limited to 20 percent of the bank's capital stock and surplus, as defined, or $776.9 million, on December 31, 2011. FTBNA's total covered transactions with all affiliates including the parent company on December 31, 2011 were $444.4 million.

Note 14 ❑ Other Income and Other Expense

Following is detail of All other income and commissions and All other expense as presented in the Consolidated Statements of Income:

(Dollars in thousands)	**2011**	2010	2009
All other income and commissions:			
Bankcard income	**$ 22,388**	$ 19,761	$ 20,161
Bank-owned life insurance	**19,615**	25,898	19,744
ATM interchange fees	**13,690**	14,169	11,335
Other service charges	**12,182**	10,368	11,619
Letter of credit fees	**6,282**	6,493	5,989
Electronic banking fees	**6,225**	7,111	6,020
Gains on extinguishment of debt	**5,761**	17,060	16,412
Remittance processing	**931**	2,008	11,765
Reinsurance fees	**178**	2,310	9,130
Deferred compensation (a)	**(517)**	3,621	7,497
Other	**31,103**	24,580	29,590
Total	**$117,838**	$133,379	$149,262
All other expense:			
Losses from litigation and regulatory matters (b)	**$ 41,279**	$ 2,398	$ 3,466
Low income housing expense	**20,356**	22,229	22,000
Advertising and public relations	**16,884**	22,840	21,857
Other insurance and taxes	**13,721**	11,523	11,872
Travel and entertainment	**8,324**	9,800	8,992
Customer relations	**4,908**	6,994	7,777
Employee training and dues	**4,770**	4,634	5,048
Bank examinations costs	**4,500**	4,578	4,884
Supplies	**3,800**	4,519	4,483
Loan insurance expense (c)	**2,907**	(686)	7,811
Federal service fees	**1,435**	2,610	5,078
Other (d)(e)(f)	**39,069**	21,856	77,963
Total	**$161,953**	$113,295	$181,231

Certain previously reported amounts have been reclassified to agree with current presentation.

(a) Deferred compensation market value adjustments are mirrored by adjustments to employee compensation, incentives, and benefits expense.

(b) 2011 includes a $36.7 million litigation settlement. See Note 18 – Contingencies and Other Disclosures.

(c) 2010 includes cancellation of an HLTV insurance contract and return of $3.8 million of premiums.

(d) Includes a portion of net charges for restructuring, repositioning, and efficiency initiatives. See Note 26.

(e) Includes net expense reversals related to Visa litigation matters of $3.3 million, $13.0 million, and $7.0 million in 2011, 2010, and 2009, respectively.

(f) 2011 includes a $9.4 million increase in derivative liabilities associated with prior sales of Visa shares related to an expected decline in the conversion ratio for Visa class B shares.

Note 15 ❑ Components of Other Comprehensive Income/(loss)

Following is detail of "Accumulated other comprehensive income/(loss)" as presented in the Consolidated Statements of Condition:

(Dollars in thousands)	Before-Tax Amount	Tax Benefit/ (Expense)	Accumulated Other Comprehensive Income/(Loss)
December 31, 2008	$(168,661)	$ 64,931	$(151,831)
Other comprehensive income:			
Unrealized market adjustments on securities available for sale	34,759	(12,145)	22,614
Pension and postretirement plans:			
Prior service cost arising during period	17,088	(6,259)	10,829
Net actuarial gain/(loss) arising during period (a)	6,024	(2,483)	3,541
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/(loss) included in net periodic benefit cost	1,007	(369)	638
December 31, 2009	58,878	(21,256)	(114,209)
Other comprehensive income:			
Unrealized market adjustments on securities available for sale	(32,727)	12,731	(19,996)
Adjustment for net gains/(losses) included in net income	715	(278)	437
Pension and postretirement plans:			
Net actuarial gain/(loss) arising during period	(5,439)	2,014	(3,425)
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/(loss) included in net periodic benefit cost	15,121	(5,474)	9,647
December 31, 2010	(22,330)	8,993	(127,546)
Other comprehensive income:			
Unrealized market adjustments on securities available for sale	34,748	(13,517)	21,231
Adjustment for net gains/(losses) included in net income	773	(301)	472
Pension and postretirement plans:			
Net actuarial gain/(loss) arising during period	(60,953)	23,337	(37,616)
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/(loss) included in net periodic benefit cost	21,556	(8,253)	13,303
December 31, 2011	**$ (3,876)**	**$ 1,266**	**$(130,156)**

(a) Includes a positive, after-tax effect of $18.3 million due to a pension curtailment. See Note 19 – Savings, Pension, and Other Employee Benefits.

Note 16 ❑ Income Taxes

The aggregate amount of income taxes included in the Consolidated Statements of Income and the Consolidated Statements of Equity is as follows:

(Dollars in thousands)	**2011**	2010	2009
Consolidated Statements of Income:			
Income tax expense/(benefit) related to continuing operations	**$ 15,836**	$(21,182)	$(170,716)
Income tax expense/(benefit) related to discontinued operations	**(11,456)**	(1,873)	(11,682)
Consolidated Statements of Equity:			
Income tax expense/(benefit) related to:			
Cumulative effect of a change in accounting principle	**-**	(11,251)	-
Pension and postretirement plans	**(15,084)**	3,460	9,111
Unrealized gains/(losses) on investment securities available for sale	**13,818**	(12,453)	12,145
Share-based compensation	**5,771**	5,577	5,701
Total	**$ 8,885**	$(37,722)	$(155,441)

The components of income tax expense/(benefit) related to continuing operations are as follows:

(Dollars in thousands)	**2011**	2010	2009
Current:			
Federal	**$(29,507)**	$(219,211)	$ (3,129)
State	**6,196**	(35,484)	6,313
Deferred:			
Federal	**49,254**	206,962	(153,902)
State	**(10,107)**	26,551	(19,998)
Total	**$ 15,836**	$ (21,182)	$(170,716)

Certain previously reported amounts have been reclassified to agree with current presentation.

The effective tax rates for 2011, 2010, and 2009 were 10.57 percent, (40.93) percent, and 42.05 percent, respectively. Income tax expense/(benefit) differed from the amounts computed by applying the statutory federal income tax rate to income/(loss) before income taxes because of the following:

(Dollars in thousands)	**2011**	2010	2009
Federal income tax rate	**35%**	35%	35%
Tax computed at statutory rate	**$ 52,447**	$ 18,114	$(142,082)
Increase/(decrease) resulting from:			
State income taxes	**(2,542)**	(5,806)	(8,895)
BOLI – cash surrender value	**(6,757)**	(9,671)	(1,898)
Tax-exempt interest	**(3,732)**	(1,820)	(802)
Tax credits	**(23,494)**	(23,788)	(22,312)
Goodwill	**-**	-	3,205
Other	**(86)**	1,789	2,068
Total	**$ 15,836**	$(21,182)	$(170,716)

Certain previously reported amounts have been reclassified to agree with current presentation.

The deferred tax expense of $39.1 million for 2011 does not include a deferred tax benefit of $3.1 million included in total tax expense allocated to discontinued operations. The $3.1 million benefit was included in the DTA as of December 31, 2011.

A deferred tax asset ("DTA") or deferred tax liability ("DTL") is recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax consequence is calculated by applying enacted statutory tax rates, applicable to future years, to these temporary differences. In order to support the recognition of the DTA, FHN's management must believe that the realization of the DTA is more likely than not.

FHN evaluates the likelihood of realization of the $165.8 million net DTA based on both positive and negative evidence available at the time. The gross DTA is reduced by a $6.7 million valuation allowance related to state net operating losses ("NOL"). FHN's three-year cumulative loss position at December 31, 2011, is significant negative evidence in determining whether the realizability of the DTA is more likely than not. However, other than the portion of the net DTA for state NOL carryforwards, FHN believes that the negative evidence of the three-year cumulative loss is overcome by sufficient positive evidence that the DTA will ultimately be realized. The positive evidence includes several different factors. First, a significant amount of the cumulative losses occurred in businesses that FHN has exited or is in the process of exiting. Secondly, earnings from FHN's core segments (regional banking, capital markets, and corporate) have been positive in the aggregate from 2009 through 2011 and FHN forecasts substantially more taxable income in the carryforward period than needed to support the losses and credits included in the net deferred tax asset. Based on current analysis, FHN believes that its ability to realize the $165.8 million net DTA is more likely than not.

Temporary differences which gave rise to deferred tax assets and deferred tax liabilities on December 31, 2011 and 2010 were as follows:

(Dollars in thousands)	**2011**	2010
Deferred tax assets:		
Loss reserves	**$ 85,110**	$163,746
Employee benefits	**117,593**	91,864
Investment in partnerships	**28,260**	28,317
Foreclosed property	**7,580**	4,139
Accrued expenses	**7,148**	11,107
Credit carryforwards	**47,175**	-
State NOL carryforwards	**21,454**	17,772
FIN 48 unrecognized tax benefits	**13,848**	15,679
Other	**17,898**	9,179
Gross deferred tax assets	**346,066**	341,803
Valuation allowance	**(6,718)**	(8,000)
Deferred tax assets after valuation allowances	**$339,348**	$333,803
Deferred tax liabilities:		
Capitalized mortgage servicing rights	**$ 38,515**	$ 39,312
Depreciation and amortization	**39,753**	17,511
Federal Home Loan Bank stock	**17,285**	17,285
Investment in debt securities (ASC 320)	**42,700**	28,882
Other intangible assets	**22,368**	18,585
Prepaid expenses	**11,520**	9,695
Other	**1,364**	1,921
Gross deferred tax liabilities	**173,505**	133,191
Net deferred tax asset	**$165,843**	$200,612

Certain previously reported amounts have been reclassified to agree with current presentation.

The total balance of unrecognized tax benefits at December 31, 2011 and December 31, 2010, were $33.0 million and $38.4 million, respectively. FHN does not expect that unrecognized tax benefits will significantly increase or decrease within the next twelve months. FHN recognizes accrued interest and penalties related to unrecognized tax benefits as a component of tax expense. FHN had approximately $6.6 million and $7.4 million accrued for the payment of interest at December 31, 2011 and December 31, 2010, respectively.

Note 16 ❑ Income Taxes (continued)

The rollforward of unrecognized tax benefits is shown below:

(Dollars in thousands)	
Balance at December 31, 2009	$30,004
Increases related to prior year tax positions	13,725
Settlements	(291)
Lapse of statute	(5,040)
Balance at December 31, 2010	$38,398
Increases related to prior year tax positions	**4,260**
Settlements	**(6,412)**
Lapse of statute	**(3,270)**
Balance at December 31, 2011	**$32,976**

Note 17 ❑ Earnings per Share

The following tables provide a reconciliation of the numerators used in calculating earnings/(loss) per share attributable to common shareholders:

(Dollars in thousands)	**2011**	2010	2009
Income/(loss) from continuing operations	**$134,012**	$ 72,935	$(235,232)
Income/(loss) from discontinued operations, net of tax	**$ 8,618**	(11,332)	(23,203)
Net income/(loss)	**$142,630**	$ 61,603	$(258,435)
Net income attributable to noncontrolling interest	**11,434**	11,402	11,402
Net income/(loss) attributable to controlling interest	**$131,196**	$ 50,201	$(269,837)
Preferred stock dividends	**-**	107,970	59,585
Net income/(loss) available to common shareholders	**$131,196**	$ (57,769)	$(329,422)
Income/(loss) from continuing operations	**$134,012**	$ 72,935	$(235,232)
Net income attributable to noncontrolling interest	**11,434**	11,402	11,402
Preferred stock dividends	**-**	107,970	59,585
Net income/(loss) from continuing operations available to common shareholders	**$122,578**	$ (46,437)	$(306,219)

Note 17 ❑ Earnings per Share (continued)

The following table provides a reconciliation of weighted average common shares to diluted average common shares:

(In thousands, except per share data)	**2011**	2010	2009
Weighted average common shares outstanding - basic	**260,574**	235,699	234,431
Effect of dilutive securities	**2,287**	-	-
Weighted average common shares outstanding - diluted	**262,861**	235,699	234,431

Earnings/(loss) per common share:	**2011**	2010	2009
Income/(loss) per share from continuing operations available to common shareholders	**$0.47**	$(0.20)	$(1.31)
Income/(loss) per share from discontinued operations, net of tax	**.03**	(.05)	(.10)
Net income/(loss) per share available to common shareholders	**$0.50**	$(0.25)	$(1.41)
Diluted earnings/(loss) per common share:			
Diluted income/(loss) per share from continuing operations available to common shareholders	**$0.47**	$(0.20)	$(1.31)
Diluted income/(loss) per share from discontinued operations, net of tax	**.03**	(.05)	(.10)
Diluted income/(loss) per share available to common shareholders	**$0.50**	$(0.25)	$(1.41)

For the twelve months ended December 31, 2011, the dilutive effect for all potential common shares was 2.3 million. Due to the net loss attributable to common shareholders for the twelve months ended December 31, 2010, and 2009, no potentially dilutive shares were included in the loss per share calculations as including such shares would have been antidilutive. Stock options of 10.6 million, 12.3 million, and 15.6 million with weighted average exercise prices of $24.91, $27.04, and $27.48 per share for the twelve months ended December 31, 2011, 2010 and 2009, respectively, were excluded from diluted shares because including such shares would be antidilutive. Other equity awards of .6 million, 3.3 million, and 2.8 million for the twelve months ended December 31, 2011, 2010, and 2009, respectively, were excluded from diluted shares because including such shares would have been antidilutive. Additionally 14.8 million potential common shares related to the capital purchase program ("CPP") common stock warrant were excluded from the computation of diluted loss per common share for the period ended December 31, 2010 and 2009, because such shares would have been antidilutive. The warrant resulted in .7 million dilutive shares for the twelve-month period ended December 31, 2011. The CPP common stock warrant was repurchased in first quarter 2011.

Note 18 ❑ Contingencies and Other Disclosures

Contingencies

General. Contingent liabilities arise in the ordinary course of business, including those related to lawsuits, arbitration, mediation, and other forms of litigation. Various litigation matters are threatened or pending against FHN and its subsidiaries. In view of the inherent difficulty of predicting the outcome of these matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories or involve a large number of parties, or where claims are possible but have not been brought, FHN cannot reasonably determine what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters may be, or what the eventual loss or impact related to each matter may be. FHN establishes loss contingency liabilities for litigation matters when loss is both probable and reasonably estimable as prescribed by applicable financial accounting guidance. A liability generally is not established when a loss contingency either is not probable or its amount is not reasonably estimable. If loss for a matter is probable and a range of possible loss outcomes is the best estimate available, accounting guidance generally requires a liability to be established at the low end of the range.

In addition, disclosure of litigation matters is provided when there is more than a slight chance of a material loss outcome for FHN in excess of currently established loss liabilities. Based on current knowledge, and after consultation with counsel, management is of the opinion that loss contingencies related to such pending litigation matters should not have a material adverse effect on the consolidated financial condition of FHN, but may be material to FHN's operating results for any particular reporting period depending, in part, on the results from that period.

Litigation – Gain Contingency. The Chapter 11 Liquidation Trustee (the "Trustee") of Sentinel Management Group, Inc. ("Sentinel") filed complaints against two subsidiaries, First Tennessee Bank National Association ("FTBNA") and FTN Financial Securities Corp. ("FTN"), and two former FTN employees. The Trustee's claims related to Sentinel's purchases of Preferred Term Securities Limited ("PreTSL") products and other securities from FTN and/or the FTN Financial Capital Markets division of FTBNA from March 2005 to August 2007. In July 2011, the parties reached an agreement to settle the dispute. Under the terms of the settlement the Trustee received a total of $38.5 million dollars. After considering the terms of the settlement, FHN recognized a pre-tax expense of $36.7 million during second quarter 2011 related to the settlement. FHN believes that certain insurance policies provide coverage for these losses and related litigation costs, subject to policy limits and applicable deductibles. The insurers have denied coverage. FHN has brought suit against the insurers to enforce the policies under Tennessee law. The case is in U.S. District Court for the Western District of Tennessee styled as *First Horizon National Corporation, et al. v. Certain Underwriters at Lloyd's Syndicate Nos. 2987, et al.*, No. 2:11-cv-02608. In connection with this matter the previously recognized expense may be recouped in whole or in part. As to this matter FHN has determined, under applicable financial accounting guidance, that although material gain is not probable there is more than a slight chance of a material gain outcome for FHN. FHN cannot determine a probable outcome that may result from this matter because of the uncertainty of the potential outcomes of the legal proceedings and also due to significant uncertainties regarding: legal interpretation of the relevant contracts; potential remedies that might be available or awarded; and the incomplete status of the discovery process.

Litigation – Loss Contingencies. Set forth below are discussions of certain pending or threatened litigation matters. Material loss contingency matters related to litigation generally fall into one of the following categories: (i) FHN has determined material loss to be probable or has established a material loss liability in accordance with applicable financial accounting guidance, other than matters reported previously as having been substantially settled or otherwise substantially resolved; or (ii) FHN has determined that although material loss is not probable or determinable there is more than a slight chance of a material loss outcome for FHN in excess of currently established loss liabilities. At December 31, 2011, all of the matters discussed below fall into the second category. In all such matters that involve claims in active litigation, and in those matters not in litigation where possible allegations can be anticipated, FHN believes it has meritorious defenses and intends to pursue those defenses vigorously. For the foregoing reasons, in each potential loss contingency matter mentioned below except as otherwise noted, there is a more than slight chance that each of the following outcomes will occur: the plaintiff will substantially prevail; the defense will substantially prevail; the plaintiff will prevail in part; or the matter will be settled by the parties. FHN expects to reassess the liability for these matters each quarter as they progress.

Branch Sale Arbitration. Manufacturers & Traders Trust Company ("M&T") has filed an arbitration claim against FTBNA. The claim arises out of FTBNA's sale of certain branch assets to M&T in 2007. The original demand for arbitration claims that FTBNA violated its obligations to repurchase home equity lines of credit ("HELOCs") that it sold to M&T as part of the asset sale agreement. M&T alleges that the loans either are not in conformity with FTBNA's representations about them or are insured and sold due to mutual mistake or both. At this time, as a result of rulings to date, the claim has become a demand that FTBNA repurchase certain HELOCs having an original principal balance of $45.5 million. At December 31, 2011, the HELOCs at issue included loans with an unpaid principal balance of $24.3 million and also included charged-off loans of $10.1 million. These HELOCs are not included in the mortgage repurchase pipeline discussed below as potential repurchase obligations are evaluated separately based on specific facts and circumstances related to this loan sale. FHN estimates that for this matter reasonably possible losses in future periods in excess of currently established liabilities could aggregate in a range from zero to approximately $14 million. For this matter, FHN's ability to estimate reasonably possible loss is subject to significant uncertainties regarding: the potential remedies that might be available or awarded; the identity and value of assets FHN may be required to repurchase; and the unpredictable nature of the arbitration process. FHN believes it has meritorious defenses and intends to pursue those defenses vigorously.

Mortgage Securitization Litigation. Prior to September 2008 FHN originated and sold home loan products through various channels and conducted its servicing business under the First Horizon Home Loans and First Tennessee Mortgage Servicing brands. Those sales channels included the securitization of loans into pools held by trustees and the sale of the resulting securities, sometimes called "certificates," to investors. These activities are discussed in more detail below under the heading "Legacy Home Loan Sales and Servicing."

At the time this report is filed, FHN is one of multiple defendants in four lawsuits brought by investors which claim that the offering documents under which certificates were sold to them were materially deficient. The plaintiffs and venues of these suits are: (1) the Federal Housing Finance Agency ("FHFA"), as conservator for Fannie Mae and Freddie Mac, in U.S. District Court for the Southern District of New York (Case No. 11-cv-6193 (PGG)); (2) Charles Schwab Corp. in the Superior Court of San Francisco, California (Case No. 10-501610); (3) Federal Home Loan Bank of Chicago in the Circuit Court of Cook County, Illinois (Case No. 10 CH 45033); and (4) Western & Southern Life Insurance Co, among others in the Court of Common Pleas, Hamilton County, Ohio (Case No. A1105352). Two of those suits were brought in the second half of 2010, and the other two were brought in the third quarter of 2011. A fifth investor, Federal Home Loan Bank of Indianapolis, filed a suit against FHN and others in 2010 but withdrew the suit as to FHN in July 2011. The plaintiffs in the pending suits claim to have purchased a total of $1.1 billion of certificates in twelve separate securitizations related to FHN and demand that FHN repurchase their investments, or answer in damages or rescission, among other remedies sought. If FHN were to repurchase certificates, it would recognize as a loss the difference between the amount paid (adjusted for any related litigation reserve previously established) and the fair value of the certificates at that time.

Details concerning the original purchase amounts of the investments at issue are set forth below. "Senior" and "Junior" refer to the ranking of the investments in broad terms; in many cases the securitization provided for sub-classifications within the Senior or Junior groups.

	Alt-A		Jumbo	
(Dollars in thousands)	Senior	Junior	Senior	Junior
Vintage				
2005 (a)	$643,751	$ -	$ 60,000	$ -
2006 (a)	230,020	-	84,659	9,793
2007	5,050	-	50,000	7,084
Total	$878,821	$ -	$194,659	$16,877

(a) Senior Alt-A mortgage loans for 2005 and 2006 represent amounts which are the subject of the FHFA litigation.

The original purchase amounts reported in this table do not reflect the cumulative amounts of principal and interest distributions received by investors over the past four to six years. Such receipts generally would diminish any recovery a plaintiff might obtain.

Information on the performance of the securitizations is available in monthly reports published by the trustee for the securitization trusts. Based on these reports, the ending certificate balance of the investments which are the subject of the four lawsuits was $516.2 million as of the December 27, 2011 trust statements. Within that total, the ending certificate balance of the investments which are the subject of the FHFA lawsuit was $371.0 million, with approximately 80 percent performing. Additionally, cumulative losses reported on the December 27, 2011 trust statements represent 4 percent of the original UPB. Ending certificate balances reflect the remaining principal balance on the certificates, after the monthly principal and interest distributions. Any such losses could be part of any recovery from FHN. Losses are often reported based on all of the certificates within a pool or group, which limits FHN's ability to ascertain losses at the level of an investor's specific certificate.

Although these suits are in early stages, FHN intends to defend itself vigorously. For these matters, FHN's ability to estimate reasonably possible loss is subject to significant uncertainties regarding: claims as to which the claimant specifies no dollar amount; the potential remedies that might be available or awarded; the availability of significantly dispositive defenses such as statutes of limitations or repose; the outcome of potentially dispositive early-stage motions such as motions to dismiss; the identity and value of assets FHN may be required to repurchase for those claims seeking asset repurchase; the incomplete status of the discovery process; the lack of a precise statement of damages; and lack of precedent claims.

As discussed under "Legacy Home Loan Sales and Servicing," similar claims may be pursued by other investors, and loan repurchase, make-whole, or indemnity claims may be pursued by securitization trustees or others. At December 31, 2011, FHN had not recognized a liability for exposure for investment rescission or damages arising from the foregoing or other potential claims by investors that the offering documents under which the loans were securitized were materially deficient, nor for exposure for repurchase of loans arising from potential claims that FHN breached its representations and warranties made in securitizations at closing.

Debit Transaction Sequencing Matter. In September 2011, FTBNA became a defendant in a putative class action lawsuit concerning overdraft fees charged in connection with debit card transactions. A key claim is that the method used to order or sequence the transactions posted each day was improper. The plaintiff seeks actual damages of at least $5 million, unspecified restitution of fees charged, and unspecified punitive damages, among other things. FHN is unable to estimate a range of reasonably possible loss due to significant uncertainties regarding: whether a class will be certified and, if so, the definition of the class; claims as to which no dollar amount is specified; the potential remedies that might be available or awarded; the outcome of potentially dispositive early-stage motions such as motions to dismiss; and the lack of discovery. FHN is aware that claims which appear to be somewhat similar have been brought against other financial institutions. Although this suit is in a very early stage making an assessment of it impossible, FHN intends to defend itself vigorously.

Legal Settlement Process – Mortgage Repurchase Pipeline. For several years FHN has received claims from government sponsored enterprises ("GSEs"), mortgage insurers, and others that FHN breached certain representations and warranties made in connection with whole-loan sales prior to September 2008. Generally such claims demand that FHN repurchase the loans or otherwise make the purchaser whole. FHN analyzes these claims using a pipeline and reserve approach. Generally FHN reviews each claim in the pipeline and either offers to satisfy the claim or rejects the claim by asking the claimant to rescind it. FHN has established a material liability for claims currently in the pipeline. As of December 31, 2011 none of these matters had been become active litigation. These matters are discussed under "Legacy Home Loan Sales and Servicing."

Other Litigation Matters

A shareholder, Cranston Reid, has filed a putative derivative lawsuit in the U.S. District Court for the Western District of Tennessee, Western Division (Case No. 2:10cv02413-STA-cgc) against various former and current officers and directors of FHN. FHN is named as a nominal defendant, though no relief is sought against it. The complaint alleges the following causes of action: breach of fiduciary duty, abuse of control, gross mismanagement, and unjust enrichment. The claimed breach of fiduciary duty and other causes of action stem from a number of alleged events, including: certain litigation matters, both pending and previously disposed, unrelated to this plaintiff; certain matters that allegedly could become litigation matters, unrelated to this plaintiff; a matter that previously had been investigated and concluded, unrelated to this plaintiff; and an alleged general use of allegedly unlawful and high-risk banking practices. In March 2011 the court dismissed all claims. The plaintiff has appealed the dismissal. FHN continues to believe the defendants have meritorious defenses to this complaint – including that the complaint fails to state any legally cognizable claim – and intends to advance those defenses vigorously on appeal. Based on the circumstances of this matter, FHN believes it is not reasonably possible for this matter to result in a material financial loss for FHN.

Legacy Home Loan Sales and Servicing

Overview. Prior to September 2008, as a means to provide liquidity for its legacy mortgage banking business, FHN originated loans through its legacy mortgage business, primarily first lien home loans, with the intention of selling them. Some government-insured and government-guaranteed loans were originated with credit recourse retained by FHN and some other mortgages were originated to be held, but predominantly mortgage loans were intended to be sold without recourse for credit default. Sales typically were effected either as non-recourse whole loan sales or through non-recourse proprietary securitizations. Conventional conforming and federally insured single-family residential mortgage loans were sold predominately to GSEs such as the Federal National Mortgage Association ("Fannie Mae" or "FNMA"), the Federal Home Loan Mortgage Corporation ("Freddie Mac" or "FHLMC"), or the Government National Mortgage Association ("Ginnie Mae" or "GNMA"). Many mortgage loan originations, especially those that did not meet criteria for whole loan sales to GSEs (nonconforming mortgage loans), were sold to investors, or certificate-holders, predominantly through proprietary securitizations but also, to a lesser extent, through whole loan sales to private non-GSE purchasers. In addition, FHN originated with the intent to sell and sold HELOCs and second lien mortgages through whole loan sales to private purchasers and, to a lesser extent, through proprietary securitizations.

Regarding these past loan sale activities, FHN has exposure to potential loss primarily through two avenues. First, purchasers of these mortgage loans may request that FHN repurchase loans or make the purchaser whole for economic losses incurred if it is determined that FHN violated certain contractual representations and warranties made at the time of these sales. Contractual representations and warranties differ based on deal structure and counterparty. For whole-loan sales, a claimant generally would be the purchaser. For securitizations, a repurchase claimant generally would be a trustee. Second, investors in securitizations may attempt to achieve rescission of their investments or damages through litigation by claiming that the applicable offering documents were materially deficient. In addition, overlaying these avenues: some of the loans that were sold or securitized were insured and the insurance carrier may seek repurchase or make-whole remedies by claiming that FHN violated certain contractual representations and warranties made in connection with the insurance contract; and, some of the loans sold to non-GSE whole-loan purchasers were included in securitizations of the purchasers, and the purchasers may seek indemnification. In some cases FHN retains the servicing of the loans sold or securitized and so has substantial visibility into the status of the loans; in many cases FHN does not retain servicing and has very limited or no such visibility.

From 2005 through 2008, FHN originated and sold $69.5 billion of mortgage loans without recourse to GSEs. Although additional GSE sales occurred in earlier years, a substantial majority of GSE repurchase requests have come from that period. In addition, from 2000 through 2007, FHN securitized $47.0 billion of mortgage loans without recourse in proprietary transactions. Of the amount originally securitized, $36.7 billion relates to securitization trusts that are still active; approximately 30 securitization trusts have been terminated due to clean-up calls exercised by FHN. A clean-up call is allowed when the unpaid principal balance falls to a low level. The exercise of a clean-up call results in termination of the pooling and servicing agreement and reacquisition by FHN of the related outstanding mortgage loans.

On August 31, 2008 FHN sold its national mortgage and servicing platforms along with a portion of its servicing assets and obligations. This is sometimes referred to as the "2008 sale," the "2008 divestiture," the "platform sale," or other similar words. FHN contracted with the purchaser to have its remaining servicing obligations sub-serviced by the purchaser through August 2011.

Loans Sold With Full or Limited Recourse. Although not a substantial part of FHN's former business, FHN sold certain agency mortgage loans with full recourse under agreements to repurchase the loans upon default. Loans sold with full recourse generally include mortgage loans sold to investors in the secondary market which are uninsurable under government guaranteed mortgage loan programs due to issues associated with underwriting activities, documentation, or other concerns. For mortgage insured single-family residential loans, in the event of borrower nonperformance, FHN would assume losses to the extent they exceed the value of the collateral and private mortgage insurance, the Federal Housing Administration ("FHA") insurance, or the Veteran's Administration ("VA") guaranty. On December 31, 2011 and 2010, the current UPB of single-family residential loans that were sold on a full recourse basis with servicing retained was $45.3 million and $58.4 million, respectively.

Loans sold with limited recourse include loans sold under government guaranteed mortgage loan programs including the FHA and VA. FHN may absorb losses due to uncollected interest and foreclosure costs but has limited risk of credit losses in the event of foreclosure of the mortgage loan sold. Generally, the amount of recourse liability in the event of foreclosure is determined based upon the respective government program and/or the sale or disposal of the foreclosed property collateralizing the mortgage loan. Another instance of limited recourse is the VA/No bid. In this case, the VA guarantee is limited and FHN may be required to fund any deficiency in excess of the VA guarantee if the loan goes to foreclosure.

FHN also has potential loss exposure from claims that FHN violated FHA or VA technical requirements related to the origination of the loans. Unless otherwise noted, the remaining discussion under this section, "Legacy Home Loan Sales and Servicing," excludes information concerning full or limited recourse loan sales.

GSE Whole Loan Sales. Substantially all of the conforming mortgage loans were sold to GSEs such as Ginnie Mae for federally insured loans and Fannie Mae and Freddie Mac for conventional loans. Each GSE has specific guidelines and criteria for sellers and servicers of loans backing their respective securities, and the risk of credit loss with regard to the principal amount of the loans sold was generally transferred to the GSEs upon sale.

Generally these loans were sold without recourse for credit loss. However, if it is determined that the loans sold were in breach of representations or warranties required by the GSE and made by FHN at the time of sale, FHN has obligations to either repurchase the loan for the UPB or make the purchaser whole for the economic loss incurred by the purchaser of such loan. Such representations and warranties required by the GSEs typically include those made regarding the existence and sufficiency of file documentation and the absence of fraud by borrowers or other third parties such as appraisers in connection with obtaining the loan.

At the time of sale, FHN retained servicing rights for a majority of these mortgage loans sold. However, FHN has since sold (through the 2008 divestiture and bulk sales) servicing rights on a significant amount of the loans that were sold to GSEs. As of December 31, 2011, the original and current UPB of loans sold to GSEs from 2005 and 2008 that FHN continues to service was $6.7 billion and $6.1 billion, respectively. A substantial amount of FHN's existing repurchase obligations from outstanding requests relate to conforming conventional mortgage loans that were sold to GSEs. Since the divestiture of the national mortgage banking business in third quarter 2008 through December 31, 2011, GSEs (primarily Fannie Mae and Freddie Mac) have accounted for the vast majority of repurchase/make-whole claims received.

Proprietary Mortgage Securitizations. FHN originated and sold certain non-agency, nonconforming mortgage loans, Jumbo and Alternative-A ("Alt A") first lien mortgage loans, to private investors through over 140 proprietary securitization trusts. Over 110 of these proprietary securitization trusts were active as of December 31, 2011. Securitized loans generally were sold indirectly to investors as interests, commonly known as certificates, in trusts or other vehicles. The certificates were sold to a variety of investors, including GSEs in some cases, through securities offerings under a prospectus or other offering documents. In most cases, the certificates were tiered into different risk classes, with junior classes exposed to trust losses first and senior classes exposed only after junior classes were exhausted. Unlike servicing on loans sold to GSEs, FHN still services substantially all of the remaining loans sold through proprietary securitizations. As of December 31, 2011, the remaining UPB in active proprietary securitizations was $12.0 billion consisting of $7.2 billion Alt-A mortgage loans and $4.8 billion Jumbo mortgage loans. Representations and warranties were made to the trustee for the benefit of investors. As such, FHN has exposure for repurchase of loans arising from claims that FHN breached its representations and warranties made at closing, and exposure for investment rescission or damages arising from claims by investors that the offering documents under which the loans were securitized were materially deficient. As of December 31, 2011, the repurchase request pipeline contained no repurchase requests related to first lien proprietary mortgage securitizations based on representations and warranties.

Unlike loans sold to GSEs, contractual representations and warranties for proprietary first lien mortgage securitizations do not include specific representations regarding the absence of third party fraud or negligence in the underwriting or origination of the mortgage loans. Securitization documents typically provide the investors with a right to request that the trustee investigate and initiate repurchase of a mortgage loan if FHN breached certain representations and warranties made at the time the securitization closed and such breach materially and adversely affects the interests of the investors in such mortgage loan. However, the securitization documents do not require the trustee to make an investigation into the facts or matters stated in any request or notice unless requested in writing to do so by the holders of certificates evidencing not less than 25 percent of the voting rights allocated to each class of certificates. The certificate holders may also be required to indemnify the trustee for its costs related to investigations made in connection with repurchase actions. FHN has no knowledge of any investor requests to the trustee to investigate mortgage loans for possible breach of representations and warranties. GSEs were among the purchasers of certificates in securitizations. As such, they are entitled to the benefits of the same representations and warranties as other investors. However, the GSEs, acting through their conservator under federal law, are permitted to undertake, independently of other investors, reviews of FHN's mortgage loan origination and servicing files. Such reviews are commenced using a subpoena process. If, because of such reviews, the GSEs determine there has been a breach of a representation or warranty that has had a material and adverse affect on the interests of the investors in any mortgage loan, the GSEs may seek to enforce a repurchase obligation against FHN. Certain other government entities have asserted a similar right of review not generally available to other investors. As discussed in more detail below, FHN has received several such subpoenas.

Also unlike loans sold to GSEs through nonrecourse whole loan sales, interests in securitized loans were sold as securities under prospectuses or other offering documents subject to the disclosure requirements of applicable federal and state securities laws. As an alternative to pursuing a claim for breach of representations and warranties through the trustee as mentioned above, investors could pursue (and in certain cases mentioned below, are pursuing) a claim alleging that the prospectus or other disclosure documents were deficient by containing materially false or misleading information or by omitting material information. Claims for such disclosure deficiencies typically could be brought under applicable federal or state securities statutes, and the statutory remedies typically could include rescission of the investment or monetary damages measured in relation to the original investment made. Any such statutory claim would be subject to applicable limitation periods and other statutory defenses. If a plaintiff properly made and proved its allegations, the plaintiff might attempt to claim that damages could include loss of market value on the investment even if there were little or no credit loss in the underlying loans. Claims based on alleged disclosure deficiencies also could be brought as traditional fraud or negligence claims with a wider scope of damages possible. Each investor could bring such a claim individually, without acting through the trustee to pursue a claim for breach of representations and warranties, and investors could attempt joint claims or attempt to pursue claims on a class-action basis. Claims of this sort are likely to be resolved in a litigation context in most cases, unlike most of the GSE repurchase requests. The analysis of loss content and establishment of appropriate liabilities in those cases would follow principles and practices associated with litigation matters, including an analysis of available procedural and substantive defenses in each particular case, a determination whether material loss is probable, and (if so) an estimation of the amount of ultimate loss, if any can be estimated. FHN expects most litigation claims to take much longer to resolve than repurchase requests typically have taken.

None of FHN's proprietary first lien securitizations involved the use of monoline insurance for the benefit of all classes of security holders. Monoline insurance is a form of credit enhancement provided to a securitization by a third party insurer. Subject to the terms and conditions of the policy, the insurer guarantees payments of accrued interest and principal due to the investors. In certain limited situations, insurance was provided for a specific senior retail class of holders within individual securitizations. The aggregate insured certificates totaled $128.4 million of original certificate balance. FHN's exercise of cleanup calls contained some of these insured certificates; therefore, the original certificate balance of insured certificates related to active securitization trusts was $103.4 million as of December 31, 2011. The trustee statement dated December 27, 2011 reported to FHN that the remaining outstanding certificate balance for these classes was $97.7 million. FHN understands that some monoline insurers have commenced lawsuits against others in the industry seeking to rescind policies of this sort due to alleged misrepresentations as to the quality of the loan portfolio insured. FHN has not received notice of a lawsuit from the monoline insurers of the senior retail level classes.

Four agencies acting on behalf of several purchasers of securitizations have subpoenaed information from FHN and others. In 2009 FHN was subpoenaed by the federal regulator of credit unions, the National Credit Union Administration ("NCUA"), related to securitization investments by two federal credit unions. There has been little communication with FHN associated with this matter recently. FHN has been subpoenaed by the FHFA acting as conservator for Fannie Mae and Freddie Mac related to securitization investments by those institutions. In addition, the Federal Home Loan Bank of San Francisco has subpoenaed FHN for purposes of a loan origination review related to certain of its securitization investments. Collectively, the NCUA, FHFA and FHLB San Francisco subpoenas seek information concerning twelve first lien securitizations and three HELOC securitizations originated by FHN during the years 2005 and 2006. In addition, the FDIC acting on behalf of certain failed banks has also subpoenaed FHN related to securitizations investments by those institutions.

The FDIC and FHLB San Francisco subpoenas also concern loans sold to non-GSE purchasers on a whole-loan basis which were included by those purchasers in other securitizations. FHN did not participate in those securitizations. The FDIC subpoena fails to identify the specific investments (called certificates) made by the failed banks. FHN therefore is unable to identify the loans under review or the dollar amounts involved in the FDIC and FHLB San Francisco subpoenas. The FHFA subpoena overlaps substantially with the ongoing litigation matter mentioned above under "Litigation – Loss Contingencies" but does cover an additional securitization.

These subpoenas relate to ongoing reviews which ultimately could result in claims against FHN. The original and current (as of the December 27, 2011 trust statements) combined first lien certificate balances of the related pools in which the two credit unions invested, were $321.6 million and $155.3 million, respectively. The original and current (as of the December 27, 2011 trust statements) combined HELOC certificate balances of the related pools in which the credit unions invested were $299.8 million and $118.4 million. The original and current certificate balances of the pool in which the FHLB SF invested are $601.1 million and $209.7 million respectively. There are limitations as to FHN's knowledge of the amount of investments made that are subject to the FDIC subpoena. As mentioned above, FHN does not know which pools or what portions of those pools the institutions represented by the FDIC purchased. Since the reviews at this time are neither repurchase claims nor litigation, the associated loans are not considered part of the repurchase pipeline.

Other Proprietary Securitizations. FHN also originated and sold home equity lines and second lien loans through seven proprietary securitization trusts, six of which related to HELOC loans. Each trust issued notes backed by these loans and publicly offered the asset-backed notes to investors pursuant to a prospectus. FHN services all of the loans backing the notes in these proprietary securitizations pursuant to the terms of the sale and servicing agreements. The Trustee statements dated December 27, 2011, reported that the cumulative original and current outstanding note balances of the six HELOC securitizations were $2.5 billion and $.6 billion, respectively. The original and current outstanding balance of the closed-end second lien securitization was $236.3 million and $23.6 million, respectively.

These seven securitization trusts have been consolidated by FHN in accordance with Generally Accepted Accounting Principles. Consequently, these loans and the associated credit risk are reflected in FHN's consolidated financial statements. As of December 31, 2011, the loans and associated ALLL are reflected as "restricted" on the Consolidated Statements of Condition.

The asset-backed notes issued in the six HELOC securitizations were "wrapped" by monoline insurers. FHN understands that some monoline insurers have commenced lawsuits against other originators of asset-backed securities seeking to cancel policies of this sort due to alleged misrepresentations as to the quality of the loan portfolio insured. FHN has not received notice from a monoline insurer of any such lawsuit. The monoline insurers also have certain contractual rights to pursue repurchase and indemnification. In response to unreimbursed insurance draws resulting from insufficient remittances to investors, the monoline insurer of two of FHN's HELOC securitizations exercised its rights to review the performance of these HELOC securitizations and, with respect to charged off loans, to review loan origination and servicing files, underwriting guidelines, and payment histories. During third and fourth quarters of 2011, the insurer began requesting indemnification and repurchase of specific loans based on the review. Also, the monoline insurer and FHN have entered into an agreement to negotiate the transfer of servicing of some or all of the HELOC loans to a servicer that specializes in collections and recoveries. Because the underlying loans and their associated loss content are recorded on FHN's balance sheet, FHN reviews the portfolio each quarter for inherent loss and has established reserves for loss content. For that reason, FHN does not include these requests in the repurchase pipeline reported for first lien mortgages, and FHN believes that any ultimate cash payouts related to these loans are unlikely to have any material impact upon FHN's financial results as such payouts would be reflected as reductions to the existing balance of restricted term borrowings. Additionally, advances made by monoline insurers for the benefit of security holders have been recognized within restricted term borrowings in the Consolidated Statements of Condition (as the insurers have a higher priority to cash flows from the securitization trusts than FHN).

Other Whole Loan Sales. FHN has sold first lien mortgages without recourse through whole loan sales to non-GSE purchasers. As of December 31, 2011, 1 percent of repurchase/make-whole claims relate to private whole loan sales. These claims are included in FHN's liability methodology and the assessment of the adequacy of the repurchase and foreclosure liability. In addition, a portion of these loans were included by the purchasers in securitizations as to which FHN did not participate. Although FHN has no direct exposure to investors in such securitizations, FHN did make contractual representations and warranties to the loan purchasers, including indemnity covenants for certain losses and expenses caused by FHN's breach. FHN has received indemnification requests from UBS Securities LLC, Credit Suisse Securities (USA) LLC (formerly Credit Suisse First Boston LLC), and Citigroup (CGMI, CGMRC and CMLTI).

Private Mortgage Insurance. Private mortgage insurance ("MI") was required by GSE rules for certain of the loans sold to GSEs and was also provided for certain of the loans that were securitized. MI generally was provided for the first lien loans sold or securitized having a loan-to-value ratio at origination of greater than 80 percent. Although unresolved MI cancellation notices are not formal repurchase requests, FHN includes these in the active repurchase request pipeline when analyzing and estimating loss content in relation to the loans sold to GSEs. For purposes of estimating loss content, FHN also considers reviewed MI cancellation notices where coverage has been cancelled for all loan sales and securitizations. In determining the adequacy of the repurchase reserve, FHN considered $330.1 million in UPB of loans sold where MI coverage was cancelled for all loan sales and securitizations as of December 31, 2011 compared to $124.3 million in 2010. To date, a majority of MI cancellation notices have involved loans sold to GSEs. At December 31, 2011, all estimated loss content arising from MI cancellation matters related to loans sold to GSEs.

Established Repurchase Liability. Based on its experience to date, FHN has evaluated its loan repurchase exposure as mentioned above and has accrued for losses of $167.4 million and $185.4 million as of December 31, 2011 and 2010, respectively. A vast majority of this liability relates to obligations associated with the sale of first lien mortgages to GSEs through the legacy mortgage banking business. Accrued liabilities for FHN's estimate of these obligations are reflected in Other liabilities on the Consolidated Statements of Condition. Charges to increase the liability are included within Repurchase and foreclosure provision on the Consolidated Statements of Income.

Servicing and Foreclosure Practices. FHN services a predominately first lien mortgage loan portfolio with an unpaid principal balance of approximately $24 billion as of December 31, 2011. A substantial portion of the first lien portfolio is serviced through a subservicer. The first lien portfolio is held primarily by Fannie Mae and private security holders, with less significant portions held by Ginnie Mae and Freddie Mac. In connection with its servicing activities, FHN collects and remits the principal and interest payments on the underlying loans for the account of the appropriate investor. In the event of delinquency or non-payment on a loan in a private or agency securitization: (1) the terms of the private securities agreements generally require FHN, as servicer, to continue to make monthly advances of principal and interest ("P&I") to the trustee for the benefit of the investors; and (2) the terms of the majority of the agency agreements may require the servicer to make advances of P&I, or in certain circumstances to repurchase the loan out of the trust pool. In the event payments are ultimately made by FHN to satisfy this obligation, P&I advances and servicer advances are recoverable from: (1) the liquidation proceeds of the property securing the loan, in the case of private securitizations and (2) the proceeds of the foreclosure sale by the government agency, in the case of government agency-owned loans. As of December 31, 2011 and 2010, FHN has recognized servicing and P&I advances of $345.9 million and $262.5 million, respectively. Servicing and P&I advances are included in Other assets on the Consolidated Statements of Condition.

FHN is subject to losses in its loan servicing portfolio due to loan foreclosures. Foreclosure exposure arises from certain government agency agreements which limit the agency's repayment guarantees on foreclosed loans, resulting in losses to the servicer. Foreclosure exposure also includes real estate costs, marketing costs, and costs to maintain properties, especially during protracted resale periods in geographic areas of the country negatively impacted by declining home values.

In recent years governmental officials and agencies have scrutinized industry foreclosure practices, particularly in judicial foreclosure states. The initial focus on judicial foreclosure practices of financial institutions nationwide has expanded to include non-judicial foreclosure and loss mitigation practices including the effective coordination by servicers of foreclosure and loss mitigation activities, which could impact FHN through increased operational and legal costs. By the end of 2010, FHN had reviewed its processes relating to foreclosure on loans it owns and services and no material issues were identified. FHN has continued to review and revise, as appropriate, its foreclosure processes in coordination with loss mitigation practices and to continue to monitor these processes with the goal of conforming them to changing servicing requirements.

FHN's national mortgage and servicing platforms were sold in August 2008 and the related servicing activities, including foreclosure and loss mitigation practices, of the still-owned portion of FHN's mortgage servicing portfolio was outsourced through a three year subservicing arrangement (the "2008 subservicing agreement") with the platform buyer (the "2008 subservicer"). The 2008 subservicing agreement expired in August 2011. In 2011, FHN entered into a replacement agreement with a new subservicer (the "2011 subservicer").

By the end of first quarter 2011, federal banking regulators had completed examinations of foreclosure and loss mitigation practices of large, federally regulated mortgage servicers, including FHN's 2008 subservicer. Regulators have entered into consent decrees with several of the institutions requiring comprehensive revision of loan modification and foreclosure processes, including the remediation of borrowers that have experienced financial harm. The 2008 subservicer is subject to a consent decree and has advised FHN that it has implemented or is in the process of implementing the new standards. In accordance with the terms of the consent decree, the 2008 subservicer had commenced an independent third party assessment of its foreclosure processes and is participating in a regulator-prescribed foreclosure claims review process. As a result of the above examinations, in June 2011 the OCC issued Supervisory Guidance relating to Foreclosure Management setting forth the OCC's expectations for the oversight and management of mortgage foreclosure activities for national banks, and requiring self-assessments of foreclosure management practices including compliance with legal requirements, and testing and file reviews. FHN has reviewed the Supervisory Guidance and utilized a third party consultant to assist in its self-assessment of its foreclosure management process relating to all its mortgage servicing, including that conducted by the 2011 subservicer. The assessment was completed in the fourth quarter of 2011; FHN is reviewing the results and collecting additional data. Also in connection with the 2008 subservicer's third party assessment process, FHN and its 2011 subservicer will cooperate with the 2008 subservicer to identify and correct any servicing deficiencies in foreclosure or loss mitigation that might impact FHN's subserviced loans.

Under FHN's 2008 subservicing agreement, the 2008 subservicer had the contractual right to follow FHN's prior servicing practices as they existed 180 days prior to August 2008 until the 2008 subservicer became aware that such practices did not comply with applicable servicing requirements, subject to subservicer's obligation to follow accepted servicing practices, applicable law, and new requirements, including evolving interpretations of such practices, law and requirements. FHN cannot predict the amount of additional operating costs related to foreclosure delays, including required process changes, increased default services, extended periods of servicing advances and the recoverability of such advances, legal expenses, or other costs that may be incurred as a result of the internal reviews or external actions. In the event of a dispute such as that described below between FHN and 2008 subservicer over any liabilities for subservicer's servicing and management of foreclosure or loss mitigation processes, FHN cannot predict the costs that may be incurred.

FHN's 2008 subservicer has presented invoices and made demands under the 2008 subservicing agreement that FHN pay certain costs related to tax service contracts in connection with FHN's transfer of subservicing to its 2011 subservicer in the amount of $5.8 million. The 2008 subservicer also is seeking reimbursement for expenditures the 2008 subservicer has or anticipates it will incur under the consent decree and supervisory guidance relating to foreclosure review (collectively, "foreclosure review"), alleging that FHN has an implied agreement to participate in and share in such cost. The foreclosure review expenditures for which the 2008 subservicer presently seeks reimbursement is approximately $7.4 million. The 2008 subservicer has indicated that additional reimbursement requests will be made as the foreclosure review continues. FHN disputes that it has any responsibility or liability for either demand under the 2008 subservicing agreement or otherwise. In the event that the 2008 subservicer pursues its position through litigation, FHN believes it has meritorious defenses and intends to defend itself vigorously.

Other Disclosures – Visa Matters. FHN is a member of the Visa USA network. On October 3, 2007, the Visa organization of affiliated entities completed a series of global restructuring transactions to combine its affiliated operating companies, including Visa USA, under a single holding company, Visa Inc. ("Visa"). Upon completion of the reorganization, the members of the Visa USA network remained contingently liable for certain Visa litigation matters. Based on its proportionate membership share of Visa USA, FHN recognized a contingent liability in fourth quarter 2007 related to this contingent obligation. In March 2008, Visa completed its initial public offering ("IPO") and funded an escrow account from its IPO proceeds to be used to make payments related to the Visa litigation matters. FHN received approximately 2.4 million Class B shares in conjunction with Visa's IPO.

FHN's Visa shares are included in the Consolidated Statements of Condition at their historical cost of $0. Conversion of these shares into class A shares of Visa and, with limited exceptions, transfer of these shares is restricted until the later of the third anniversary of the IPO or the final resolution of the covered litigation. As a result of Visa's escrow funding in December 2011, the conversion ratio was reduced to 43 percent in February 2012, effective as of December 29, 2011. Future funding of the escrow will dilute this exchange rate by an amount that is yet to be determined.

In conjunction with the sale of 440,000 of its Visa class B shares in December 2010, FHN and the purchaser entered into a derivative transaction whereby FHN will make, or receive, cash payments whenever the conversion ratio of the Visa class B shares into Visa class A shares is adjusted. FHN determined that the initial fair value of the derivative was equal to a pro rata portion of the previously accrued contingent liability for Visa litigation matters attributable to the Visa class B shares sold in 2010. This amount was determined to be a liability of $1.0 million as of December 31, 2010. In March 2011, Visa deposited an additional $400 million into the escrow account. Accordingly, FHN reduced its contingent liability by $3.3 million to $1.4 million through a credit to noninterest expense in first quarter 2011. The associated decline in the conversion ratio resulted in FHN making a payment to the counterparty of $.7 million in second quarter 2011. As a result of the expected decline in the conversion ratio of the Visa Class B shares sold, FHN increased the derivative liability to $3.9 million as of December 31, 2011.

In September 2011, FHN sold 895,000 of its Visa Class B shares. In conjunction with this sale, FHN also entered into a derivative transaction with this purchaser, where the fair value will fluctuate with changes in the conversion ratio. FHN determined that the initial fair value of this derivative, and value as of September 30, 2011, was a liability of $2.5 million. The derivative liability was increased to $8.0 million as of December 31, 2011, as a result of the expected decline in the conversion ratio due to Visa's December 2011 escrow funding.

FHN now holds approximately 1.1 million Visa Class B shares.

Other Disclosures – Company Owned Life Insurance. FHN has purchased life insurance on certain of its employees and is the beneficiary on these policies. On December 31, 2011, the cash surrender value of these policies, which is included in Other assets on the Consolidated Statements of Condition, was $657.5 million. There are restrictions on $35.9 million of the proceeds from these benefits which relate to certain compensation plans. FHN has not borrowed against the cash surrender value of these policies.

Other Disclosures – Indemnification Agreements and Guarantees. In the ordinary course of business, FHN enters into indemnification agreements for legal proceedings against its directors and officers and standard representations and warranties for underwriting agreements, merger and acquisition agreements, loan sales, contractual commitments, and various other business transactions or arrangements. The extent of FHN's obligations under these agreements depends upon the occurrence of future events; therefore, it is not possible to estimate a maximum potential amount of payouts that could be required with such agreements.

Note 19 ❑ Pension, Savings, and Other Employee Benefits

Pension plan. FHN sponsors a noncontributory, qualified defined benefit pension plan to employees hired or re-hired on or before September 1, 2007. Pension benefits are based on years of service, average compensation near retirement or other termination, and estimated social security benefits at age 65. The contributions are based upon actuarially determined amounts necessary to fund the total benefit obligation. FHN did not make any contributions to the qualified pension plan in 2011. Future decisions will be based upon pension funding requirements under the Pension Protection Act, the maximum deductible under the Internal Revenue Code, and the actual performance of plan assets. Management has assessed the need for future fund contributions, and does not currently anticipate that FHN will make a contribution to the qualified pension plan in 2012.

FHN also maintains non-qualified plans including a supplemental retirement plan that covers certain employees whose benefits under the pension plan have been limited. These other non-qualified pension plans are unfunded, and contributions to these plans cover all benefits paid under the non-qualified plans. Contributions to non-qualified plans were $3.8 million for 2011 and $4.5 million for 2010. FHN anticipates making a $9.0 million contribution in 2012.

In 2009, FHN's Board of Directors determined that the accrual of benefits under the qualified pension plan and the supplemental retirement plan would cease as of December 31, 2012. After that date, employees currently in the pension plan, and those currently in the Employee Non-voluntary Elective Contribution ("ENEC") program, will be able to participate in the FHN savings plan with a profit sharing feature and an increased company match rate. After that time, pension status will not affect a person's ability to participate in any savings plan feature.

Savings plan. FHN has a qualified defined contribution plan that covers substantially all employees. Under this plan, employees can invest their money in any of the available investment funds and receive a company match of $.50 for each $1.00 invested up to 6 percent of pre-tax contributions made by the employee, subject to Code limitations. Following the discontinuance of the accrual of benefits under the qualified pension plan as of December 31, 2012, an increased company match rate of $1.00 for each $1.00 invested will be received up to 6 percent of pre-tax contributions made by the employee, subject to Code limitations. The company match contribution initially is invested in company stock. The savings plan also allows employees to invest in a non-leveraged employee stock ownership plan ("ESOP"). Cash dividends on shares held by the ESOP are charged to retained earnings and the shares are considered outstanding in computing earnings per share. The number of allocated shares held by the ESOP totaled 11,082,431 on December 31, 2011.

FHN also provides "flexible dollars" to assist employees with the cost of annual benefits and/or allows the employee to contribute to his or her qualified savings plan. These "flexible dollars" are pre-tax contributions and are based upon the employees' years of service and qualified compensation. Contributions made by FHN through the flexible benefits plan and the company matches were $17.1 million for 2011 and $18.3 million for both 2010 and 2009.

The ENEC program was added under the FHN savings plan and is provided only to employees who are not eligible for the pension plan. With the ENEC program, FHN will generally make contributions to eligible employees' savings plan accounts based upon company performance. Contribution amounts will be a percentage of each employee's base salary (as defined in the savings plan) earned the prior year. FHN contributed $1.3 million for the plan in 2011 related to the 2010 plan year, and FHN expects to contribute $1.3 million for the plan in 2012 related to the 2011 plan year. All contributions made to eligible employees' savings plan accounts in relation to the ENEC program are invested in company stock.

Other employee benefits. FHN provides postretirement life insurance benefits to certain employees and also provides postretirement medical insurance to retirement-eligible employees. The postretirement medical plan is contributory with retiree contributions adjusted annually and is based on criteria that are a combination of the employee's age and years of service. For any employee retiring on or after January 1, 1995, FHN contributes a fixed amount based on years of service and age at the time of retirement. FHN's postretirement benefits include prescription drug benefits. The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 ("the Act") introduced a prescription drug benefit under Medicare Part D as well as a federal subsidy to sponsors of retiree health care that provide a benefit that is actuarially equivalent to Medicare Part D. FHN currently anticipates receiving a prescription drug subsidy under the Act through 2015.

Actuarial assumptions. FHN's process for developing the long-term expected rate of return of pension plan assets is based on capital market exposure as the source of investment portfolio returns. Capital market exposure refers to the Plan's broad allocation of its assets to asset classes, such as Large Cap Equity and Fixed Income. FHN also considers expectations for inflation, real interest rates, and various risk premiums based primarily on the historical risk premium for each asset class. The expected return is based upon a thirty year time horizon. Consequently, FHN selected a 6.90 percent assumption for 2012 for the defined benefit pension plan and a 4.49 percent assumption for postretirement medical plan assets dedicated to employees who retired prior to January 1, 1993.

The discount rates for the three years ended 2011 for pension and other benefits were determined by using a hypothetical AA yield curve represented by a series of annualized individual discount rates from one-half to thirty years. The discount rates are selected based upon data specific to FHN's plan and employee population. The bonds used to create the hypothetical yield curve were subjected to several requirements to ensure that the resulting rates were representative of the bonds that would be selected by management to fulfill the company's funding obligations. In addition to the AA rating, only non-callable bonds were included. Each bond issue was required to have at least $250 million par outstanding so that each issue was sufficiently marketable. Finally, bonds more than two standard deviations from the average yield were removed. When selecting the discount rate, FHN matches the duration of high quality bonds with the duration of the obligations of the plan as of the measurement date. High quality corporate bonds experienced declining yields in 2011 resulting in a discount rate lower than 2010 and therefore a higher benefit obligation. For all years presented, the measurement date of the benefit obligations and net periodic benefit costs was December 31.

The actuarial assumptions used in the defined benefit pension plan and the other employee benefit plans were as follows:

	Benefit Obligations			Net Periodic Benefit Cost		
	2011	2010	2009	**2011**	2010	2009
Discount rate						
Qualified pension	**5.10%**	5.70%	6.05%	**5.70%**	6.05%	6.85%
Nonqualified pension	**4.75%**	5.10%	5.55%	**5.10%**	5.55%	6.90%
Other nonqualified pension	**4.40%**	4.75%	5.35%	**4.75%**	5.35%	6.95%
Postretirement benefit	**4.75%**	5.25%	5.65%	**5.25%**	5.65%	6.90%
Expected long-term rate of return						
Qualified pension/postretirement benefits	**6.90%**	8.00%	8.05%	**8.00%**	8.05%	8.42%
Postretirement benefit (retirees prior to January 1, 1993)	**4.49%**	5.20%	5.23%	**5.20%**	5.23%	5.47%
Rate of compensation increase	**4.10%**	4.10%	4.10%	**4.10%**	4.10%	4.10%

Note 19 ❑ Pension, Savings, and Other Employee Benefits (continued)

The assumed health care cost trend rates used in the other employee benefit plan was as follows:

	2011		2010	
Assumed health care cost trend rates on December 31	**Participants under age 65**	**Participants 65 years and older**	Participants under age 65	Participants 65 years and older
Health care cost trend rate assumed for next year	**8.00%**	**8.00%**	8.50%	8.50%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**5.00%**	**5.00%**	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	**2017**	**2017**	2017	2017

The health care cost trend rate assumption has a significant effect on the amounts reported. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(Dollars in thousands)	1% Increase	1% Decrease
Adjusted total service and interest cost components	$ 1,050	$ (995)
Adjusted postretirement benefit obligation at end of plan year	16,574	(15,374)

The components of net periodic benefit cost for the plan years 2011, 2010 and 2009 are as follows:

	Total Pension Benefits			Other Benefits		
(Dollars in thousands)	**2011**	2010	2009	**2011**	2010	2009
Components of net periodic benefit cost						
Service cost	**$ 15,358**	$ 15,225	$ 14,167	**$ 542**	$ 515	$ 971
Interest cost	**32,823**	31,441	31,766	**2,213**	2,277	3,194
Expected return on plan assets	**(46,885)**	(47,534)	(46,327)	**(1,188)**	(1,161)	(1,133)
Amortization of unrecognized:						
Transition (asset)/obligation	**-**	-	-	**986**	987	987
Prior service cost/(credit)	**417**	419	758	**(9)**	(8)	1,437
Actuarial (gain)/loss	**21,219**	14,771	8,262	**(1,057)**	(1,048)	(836)
Net periodic benefit cost	**22,932**	14,322	8,626	**1,487**	1,562	4,620
ASC 715 curtailment/settlement expense (a)	**-**	-	2,867	**-**	-	-
ASC 715 special termination benefits	**258**	-	-	**-**	-	-
Total periodic benefit costs	**$ 23,190**	$ 14,322	$ 11,493	**$ 1,487**	$ 1,562	$ 4,620

(a) 2009 includes curtailment expense reflecting management's decision to cease benefit accruals as of December 31, 2012.

The long-term expected rate of return is applied to the market-related value of plan assets in determining the expected return on plan assets. FHN determines the market-related value of plan assets using a calculated value that recognizes changes in the fair value of plan assets over five years, as permitted by GAAP.

FHN utilizes the minimum amortization method in determining the amount of actuarial gains or losses to include in plan expense. Under this approach, the net deferred actuarial gain or loss that exceeds a threshold is amortized over the average remaining service period of active plan participants. The threshold is measured as the greater of: 10 percent of a plan's projected benefit obligation as of the beginning of the year or 10 percent of the market-related value of plan assets as of the beginning of the year. In conjunction with the pending freeze of the pension plans, at that time all participants will be considered inactive under applicable accounting guidance for determining the appropriate period for prospective amortization of actuarial gains and losses. Thus, effective January 1, 2013, FHN will change the amortization term for actuarial gains and losses from the estimated average remaining service period of active employees to the estimated average remaining life expectancy of the remaining participants.

Note 19 ❑ Pension, Savings, and Other Employee Benefits (continued)

The following tables set forth the plans' benefit obligations and plan assets for 2011 and 2010:

	Total Pension Benefits		Other Benefits	
(Dollars in thousands)	**2011**	2010	**2011**	2010
Change in Benefit Obligation				
Benefit obligation, beginning of year	**$589,715**	$533,475	**$ 41,274**	$ 41,726
Service cost	**15,358**	15,225	**542**	515
Interest cost	**32,823**	31,441	**2,213**	2,277
Plan amendments	**-**	1,030	**-**	-
Actuarial (gain)/loss	**53,671**	29,546	**3,722**	(1,716)
Actual benefits paid	**(21,769)**	(21,002)	**(2,164)**	(1,868)
Expected Medicare Part D reimbursement	**-**	-	**281**	340
Special termination benefits	**258**	-	**-**	-
Benefit obligation, end of year	**$670,056**	$589,715	**$ 45,868**	$ 41,274
Change in Plan Assets				
Fair value of plan assets, beginning of year	**$549,616**	$496,330	**$ 16,273**	$ 15,923
Actual return on plan assets	**44,272**	70,172	**331**	1,820
Employer contributions	**3,671**	4,116	**175**	398
Actual benefits paid – settlement payments	**-**	-	**(2,164)**	(1,868)
Actual benefits paid – other payments	**(21,769)**	(21,002)	**-**	-
Fair value of plan assets, end of year	**$575,790**	$549,616	**$ 14,615**	$ 16,273
Funded status of the plans	**$ (94,266)**	$ (40,099)	**$(31,253)**	$(25,001)
Additional Amounts Recognized in the Statements of Financial Condition				
Other assets	**$ -**	$ 12,247	**$ -**	$ 1,136
Other liabilities	**(94,266)**	(52,346)	**(31,253)**	(26,137)
Net asset/(liability) at end of year	**$ (94,266)**	$ (40,099)	**$(31,253)**	$(25,001)

Certain previously reported amounts have been reclassified to agree with current presentation.

The qualified and nonqualified pension plans were underfunded as of December 31, 2011, by $40.5 million, and $53.7 million, respectively. In 2010, the qualified pension plan was over-funded by $12.2 million, which was more than offset by nonqualified pension plan liabilities of $52.3 million.

The accumulated benefit obligation for the pension plan was $663.7 million as of December 31, 2011, and $575.2 million as of December 31, 2010. At December 31, 2010, both the projected benefit obligation and the accumulated benefit obligation for the qualified pension plan was less than the fair market value of plan assets, while the projected benefit obligation and the accumulated benefit obligation for such plan exceeded all corresponding plan assets as of December 31, 2011.

Unrecognized transition assets and obligations, unrecognized actuarial gains and losses, and unrecognized prior service costs and credits are recognized as a component of accumulated other comprehensive income. Balances reflected in accumulated other comprehensive income on a pre-tax basis for the years ended December 31, 2011 and 2010 consist of:

(Dollars in thousands)	Total Pension Benefits		Other Benefits	
	2011	2010	**2011**	2010
Amounts Recognized in Accumulated Other Comprehensive Income				
Net transition (asset)/obligation	**$ -**	$ -	**$ 736**	$ 1,725
Prior service cost/(credit)	**1,678**	2,095	**630**	621
Net actuarial (gain)/loss	**324,081**	289,016	**(7,472)**	(13,111)
Total	**$325,759**	$291,111	**$(6,106)**	$(10,765)

The amounts recognized in other comprehensive income during 2011 and 2010 were as follows:

(Dollars in thousands)	Total Pension Benefits		Other Benefits	
	2011	2010	**2011**	2010
Changes in plan assets and benefit obligation recognized in other comprehensive income				
Net actuarial (gain)/loss arising during measurement period	**$ 56,374**	$ 6,908	**$4,579**	$(2,375)
Prior service cost arising during measurement period	**-**	1,030	**-**	-
Items amortized during the measurement period:				
Net transition (asset)/obligation	**-**	-	**(986)**	(987)
Prior service (credit)/cost	**(417)**	(419)	**9**	8
Net actuarial (gain)/loss	**(21,219)**	(14,771)	**1,057**	1,048
Total recognized in other comprehensive income	**$ 34,738**	$ (7,252)	**$4,659**	$(2,306)

The estimated net actuarial (gain)/loss, prior service cost/(credit), and transition (asset)/obligation for the plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost during the following fiscal year are as follows:

(Dollars in thousands)	Total Pension Benefits		Other Benefits	
	2011	2010	**2011**	2010
Net transition obligation	**$ -**	$ -	**$ 736**	$ 986
Prior service cost/(credit)	**398**	417	**(9)**	(9)
Net actuarial (gain)/loss	**35,297**	20,107	**(611)**	(1,039)

FHN does not expect any defined benefit pension plan's and other employee benefit plan's assets to be returned to FHN in 2012.

The following table provides detail on expected benefit payments, which reflect expected future service, as appropriate and projected Medicare reimbursements:

(Dollars in thousands)	Pension Benefits	Other Benefits	Medicare Reimbursements
2012	$ 28,946	$ 2,342	$380
2013	27,892	2,452	418
2014	30,169	2,554	464
2015	32,616	2,649	505
2016	34,976	2,734	-
2017 – 2020	206,724	14,762	-

Plan assets. FHN's overall investment goal is to create, over the life of the pension plan and retiree medical plan, an adequate pool of sufficiently liquid assets to support the pension benefit obligations to participants, retirees, and beneficiaries, as well as to partially support the medical obligations to retirees and beneficiaries. Thus, the pension plan and retiree medical plan seek to achieve a high level of investment return consistent with a prudent level of portfolio risk.

During 2010, FHN adopted a dynamic investment strategy for the management of its pension assets. The strategy will reduce equities and increase long duration fixed income allocations over time with the intention of reducing volatility of funded status and pension costs. At December 31, 2011 and 2010, the target allocation to equities was 47.5 percent and 57.5 percent, respectively and the target allocation to fixed income and cash equivalents was 52.5 percent and 42.5 percent, respectively. Equity securities, some of which are included in common and collective funds, primarily include investments in large capital and small capital companies located in the U.S., as well as international equity securities in developed and emerging markets. Fixed income securities include U.S. treasuries, corporate bonds of companies from diversified industries, mortgage backed securities, and foreign bonds. Fixed income investments generally have long durations consistent with the pension liabilities of FHN. Retiree medical funds are kept in short-term investments, primarily money market funds. On December 31, 2011, FHN did not have any significant concentrations of risk within the plan assets related to the pension plan or the retiree medical plan.

The fair value of FHN's pension plan assets at December 31, 2011 and December 31, 2010, by asset category classified using the Fair Value measurement hierarchy is shown in the table below. See Note 22 – Fair Value of Assets and Liabilities for more details about Fair Value measurements.

	December 31, 2011			
(Dollars in thousands)	Level 1	Level 2	Level 3	Total
Cash equivalents and money market funds	$ 7,653	$ -	$ -	$ 7,653
Equity securities:				
U.S. small capital	69,466	-	-	69,466
Mutual funds (a)	845	-	-	845
Fixed income securities:				
U.S. treasuries	-	1,795	-	1,795
Corporate and foreign bonds	-	148,376	-	148,376
Common and collective funds:				
Corporate and foreign bonds	-	151,346	-	151,346
U.S. large capital	-	133,030	-	133,030
International	-	63,279	-	63,279
Total	$77,964	$497,826	$ -	$575,790

	December 31, 2010			
(Dollars in thousands)	Level 1	Level 2	Level 3	Total
Cash equivalents and money market funds	$ 6,064	$ -	$ -	$ 6,064
Equity securities:				
U.S. small capital	94,885	-	-	94,885
Mutual funds (a)	1,226	-	-	1,226
Fixed income securities:				
U.S. treasuries	-	656	-	656
Corporate and foreign bonds	-	111,879	-	111,879
Common and collective funds:				
Corporate and foreign bonds	-	119,315	-	119,315
U.S. large capital	-	139,455	-	139,455
International	-	76,137	-	76,137
Total	$102,175	$447,442	$ -	$549,617

Certain previously reported amounts have been reclassified to agree with current presentation.
(a) Primarily includes investments in small-cap equity securities.

Any shortfall of investment performance compared to investment objectives should be explainable in terms of general economic and capital market conditions. The Retirement Investment Committee comprised of senior managers within the organization, meets at least quarterly to review asset performance and potential portfolio rebalancing. Rebalancing of pension assets is based upon a de-risking glide path, as well as liquidity needs for plan benefits. Rebalancing occurs on a quarterly basis or as improvements in funded status merit changes to the targeted allocations, as defined in the de-risking glide path. The Committee also periodically reviews other elements of risk for its pension investment program, including the organization's ability to assume pension investment risk.

The fair value of FHN's retiree medical plan assets at December 31, 2011 and December 31, 2010, by asset category are as follows:

	December 31, 2011			
(Dollars in thousands)	Level 1	Level 2	Level 3	Total
Cash equivalents and money market funds	$ 254	$ -	$ -	$ 254
Equity securities:				
U.S. small capital	1,512	-	-	1,512
Mutual funds:				
Equity mutual funds	7,599	-	-	7,599
Fixed income mutual funds	4,492	-	-	4,492
Fixed income securities:				
U.S. treasuries	-	259	-	259
Corporate and foreign bonds	-	499	-	499
Total	$13,857	$758	$ -	$14,615

	December 31, 2010			
(Dollars in thousands)	Level 1	Level 2	Level 3	Total
Cash equivalents and money market funds	$ 288	$ -	$ -	$ 288
Equity securities:				
U.S. small capital	1,953	-	-	1,953
Mutual funds:				
Equity mutual funds	8,564	-	-	8,564
Fixed income mutual funds	4,656	-	-	4,656
Fixed income securities:				
U.S. treasuries	-	267	-	267
Corporate and foreign bonds	-	545	-	545
Total	$15,461	$812	$ -	$16,273

Certain previously reported amounts have been reclassified to agree with current presentation.

The number of shares of FHN common stock held by the qualified pension plan was 792,607 for December 31, 2011 and 778,500 for December 31, 2010.

Note 20 ❑ Stock Option, Restricted Stock Incentive, and Dividend Reinvestment Plans

Restricted stock plans

FHN has authorized the issuance of its common stock for awards to executive and other management employees who have a significant impact on the profitability of FHN. All unvested awards either have a service and/or a performance condition which must be met in order for the shares to ultimately vest. On December 31, 2011, there were 3,921,288 shares available for grants, of this amount, 3,216,237 are available to be granted as restricted shares.

Performance condition grants. Under the long-term incentive and corporate performance programs, performance stock or units vest only if predetermined performance measures are met. The awards are forfeited if performance goals are not achieved within the specified performance periods. In 2011, 2010, and 2009, executives were awarded performance stock units subject to certain performance criteria being met under this program. Additionally, in 2010 FHN granted restricted stock with employee-specific performance conditions to a new senior manager in addition to the customary annual management grants. In 2008, executives were awarded performance restricted stock with 50 percent vesting in 2011 and 50 percent vesting in 2012 subject to certain performance criteria being met. As of December 31, 2011, performance conditions related to the 2009 performance stock unit grant have been met. Accordingly, 50 percent of the units granted in 2009 will vest in 2012 and 50 percent will vest in 2013 if employment continues with FHN unless waived at retirement by the Compensation Committee. In February 2012 the Compensation Committee determined that the performance conditions of 2010 performance stock unit awards have been met at a level which will result in payment of the units at 50 percent of target, again assuming continued employment until vesting. The 2010 units could achieve a higher payout level if performance improves during the final two years of the performance period. The performance conditions related to the 2011 performance stock units and the 2010 performance stock granted to a senior manager have not yet been achieved. The 2008 performance restricted stock awards outstanding at year-end 2011 have since been forfeited due to non-performance.

Service condition grants to employees. In 2011 and 2010, executives and management were awarded restricted stock and units with service conditions only. Half of the 2010 restricted awards are scheduled to vest in 2013 and the remainder is scheduled to vest in 2014. Half of the management 2011 awards will vest in 2014 and the remainder in 2015. Additionally, retention restricted stock shares and units were awarded to selected employees. Fifty percent of the retention restricted shares awarded to executives are scheduled to vest in 2014 and the remainder is expected to vest in 2015. Retention restricted stock units awarded to other select employees will all vest in second quarter 2014 provided continued employment with FHN. Further, from time to time awards of restricted stock may be awarded to new employees upon hiring or as retention grants to certain existing employees. Restricted stock and stock units granted in 2011 are included in the table below.

Director grants. FHN's active stock plan allows stock awards to be granted to non-employee directors upon approval by the board of directors. Prior to 2007 the board granted 8,930 shares of restricted stock to each new non-employee director upon election to the board, with restrictions lapsing at a rate of ten percent per year. That program was discontinued in 2007, although legacy awards remain outstanding. In 2011, each non-employee director received an annual award of restricted stock units ("RSUs") valued at $45,000. For a director newly elected after the annual shareholder meeting, that amount is pro-rated. Each RSU award is scheduled to vest the following year and is paid in common stock plus any accrued cash dividends.

The summary of restricted and performance stock and unit activity during the year ended December 31, 2011, is presented below:

	Shares/ Units	Weighted average grant date fair value
Nonvested on January 1, 2011	4,098,232	$11.53
Shares/units granted	1,591,932	10.75
Shares/units vested	(307,165)	16.64
Shares/units cancelled	(576,807)	10.55
Nonvested on December 31, 2011	**4,806,192**	**$10.96**

On December 31, 2011, there was $23.7 million of unrecognized compensation cost related to nonvested restricted stock plans. That cost is expected to be recognized over a weighted-average period of 2.1 years. The total grant date fair value of shares vested during 2011, 2010 and 2009, was $5.1 million, $7.1 million and $3.2 million, respectively.

The compensation cost that has been included in income from continuing operations pertaining to both stock option and restricted stock plans was $14.2 million, $12.0 million, and $9.0 million for 2011, 2010, and 2009, respectively. The corresponding total income tax benefits recognized in the income statements were $5.4 million, $4.6 million and $3.4 million for 2011, 2010, and 2009, respectively.

Consistent with Tennessee state law, only authorized, but unissued, stock may be utilized in connection with any issuance of FHN common stock which may be required as a result of stock based compensation awards. FHN historically obtains authorization from the Board of Directors to repurchase any stock that may be issued at the time a plan is approved or amended. These authorizations are automatically adjusted for stock splits and stock dividends. Repurchases are authorized to be made in the open market or through privately negotiated transactions and will be subject to market conditions, accumulation of excess equity, legal and regulatory restrictions, and prudent capital management. FHN does not currently expect to repurchase a material number of shares under the compensation plan-related repurchase program during the next annual period.

Stock option plans. FHN has issued non-qualified stock options to employees under various plans, which provide for the issuance of FHN common stock at a price equal to the higher of the closing price or its fair market value at the date of grant. All options vest within 3 to 4 years and expire 7 years or 10 years from the date of grant. A deferral program, which was discontinued in 2005, allowed for foregone compensation plus the exercise price to equal the fair market value of the stock on the date of grant if the grantee agreed to receive the options in lieu of compensation. Options that were part of compensation deferral prior to January 2, 2004, expire 20 years from the date of grant. Stock options granted after January 2, 2004, which are part of the compensation deferral, expire 10 years from the date of grant. FHN discontinued stock option grants in 2009 and resumed them in 2011.

The summary of stock option plans activity for the year ended December 31, 2011, is shown below:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term *(years)*	Aggregate Intrinsic Value *(thousands)*
January 1, 2011	11,588,747	$26.86		
Options granted	1,005,224	11.85		
Options forfeited	(65,653)	17.25		
Options expired	(2,077,173)	32.03		
December 31, 2011	**10,451,145**	**23.98**	**4.16**	**$96**
Options exercisable	9,259,031	25.73	3.99	96
Options expected to vest	1,186,849	11.62	5.43	-

The total intrinsic value of options exercised during 2011, 2010 and 2009 was immaterial. On December 31, 2011, there was $2.4 million of unrecognized compensation cost related to nonvested stock options. That cost is expected to be recognized over a weighted-average period of 3.0 years.

In 2011, FHN granted 1,005,224 stock options with a weighted average fair value of $5.21 per option at grant date. No stock options were granted in 2010 or 2009.

Note 20 ❑ Stock Option, Restricted Stock Incentive, and Dividend Reinvestment Plans (continued)

FHN used the Black-Scholes Option Pricing Model to estimate the fair value of stock options granted in 2011, with the following assumptions:

	2011
Expected dividend yield	0.34%
Expected weighted-average lives of options granted	6.59 years
Expected weighted-average volatility	40.70%
Expected volatility range	35.04% – 57.69%
Risk-free interest rate	2.91%

Expected lives of options granted are determined based on the vesting period, historical exercise patterns and contractual term of the options. For options granted in 2011, FHN used a blended volatility rate in order to more accurately reflect expected volatility. A portion of the weighted average volatility rate was derived by compiling daily closing stock prices over a historical period approximating the expected lives of the options. Additionally, because of market volatility experienced during this time period related to economic conditions and the impact on stock prices of financial institutions, FHN also incorporated a measure of implied volatility so as to incorporate more recent, normalized market conditions that are considered to better reflect future volatility.

Dividend reinvestment plan. The Dividend Reinvestment and Stock Purchase Plan authorizes the sale of FHN's common stock from stock acquired on the open market to shareholders who choose to invest all or a portion of their cash dividends or make optional cash payments of $25 to $10,000 per quarter without paying commissions. The price of stock purchased on the open market is the average price paid.

Note 21 ❑ Business Segment Information

Periodically, FHN adapts its segments to reflect managerial or strategic changes. FHN may also modify its methodology of allocating expenses among segments which could change historical segment results. In third quarter 2011, FHN sold First Horizon Msaver, Inc ("Msaver"), the former subsidiary of First Tennessee Bank which provided administrative services for health savings accounts. In first quarter 2011, FHN agreed to sell First Horizon Insurance, Inc. ("FHI"), the former subsidiary of First Tennessee Bank, which provided property and casualty insurance to customers in over 40 states, and Highland Capital Management Corporation ("Highland"), the former subsidiary of First Horizon National Corporation, which provided asset management services. The results of operations for these divested businesses have been included in the Income/(loss) from discontinued operations, net of tax line on the Consolidated Statements of Income for all periods presented. Consistent with historical practice, these businesses were moved to the non-strategic segment with other exited businesses and discontinued products. For comparability, previously reported items have been revised to reflect these changes. The divestiture of Msavers closed in third quarter 2011, and the divestitures of FHI and Highland closed in second quarter 2011.

FHN has four business segments: regional banking, capital markets, corporate, and non-strategic. The regional banking segment offers financial products and services, including traditional lending and deposit taking, to retail and commercial customers in Tennessee and surrounding markets. Regional banking provides investments, financial planning, trust services and asset management, credit card, cash management, and first lien mortgage originations within the Tennessee footprint. Additionally, the regional banking segment includes correspondent banking which provides credit, depository, and other banking related services to other financial institutions. The capital markets segment consists of fixed income sales, trading, and strategies for institutional clients in the U.S. and abroad, as well as loan sales, portfolio advisory, and derivative sales. The corporate segment consists of gains on the extinguishment of debt, unallocated corporate expenses, expense on subordinated debt issuances and preferred stock, bank-owned life insurance, unallocated interest income associated with excess equity, net impact of raising incremental capital, revenue and expense associated with deferred compensation plans, funds management, low income housing investment activities, and various charges related to restructuring, repositioning, and efficiency. The non-strategic segment consists of the wind-down national consumer lending activities, legacy mortgage banking elements including servicing fees, and the associated ancillary revenues and expenses related to these businesses. Non-strategic also includes the wind-down trust preferred loan portfolio and exited businesses along with the associated restructuring, repositioning, and efficiency charges.

Total revenue, expense, and asset levels reflect those which are specifically identifiable or which are allocated based on an internal allocation method. Because the allocations are based on internally developed assignments and allocations, they are to an extent subjective. This assignment and allocation has been consistently applied for all periods presented. The following table reflects the amounts of consolidated revenue, expense, tax, and assets for each segment for the years ended December 31:

(Dollars in thousands)		**2011**	2010	2009
Consolidated	Net interest income	**$ 700,832**	$ 730,838	$ 776,468
	Provision for loan losses	**44,000**	270,000	880,000
	Noninterest income	**786,011**	932,725	1,234,397
	Noninterest expense	**1,292,995**	1,341,810	1,536,813
	Income/(loss) before income taxes	**149,848**	51,753	(405,948)
	Provision/(benefit) for income taxes	**15,836**	(21,182)	(170,716)
	Income/(loss) from continuing operations	**134,012**	72,935	(235,232)
	Income/(loss) from discontinued operations, net of tax	**8,618**	(11,332)	(23,203)
	Net income/(loss)	**$ 142,630**	$ 61,603	$ (258,435)
	Average assets	**$24,733,627**	$25,677,371	$28,147,808
	Depreciation and amortization	**$ 89,321**	$ 82,500	$ 81,407
	Expenditures for long-lived assets	**35,408**	42,631	21,180

Certain previously reported amounts have been reclassified to agree with current presentation.

Note 21 ❑ Business Segment Information (continued)

(Dollars in thousands)		2011	2010	2009
Regional Banking	Net interest income	**$ 561,808**	$ 557,200	$ 556,103
	Provision/(provision credit) for loan losses	**(61,505)**	92,297	306,168
	Noninterest income	**266,227**	285,981	308,708
	Noninterest expense	**564,862**	605,948	645,108
	Income/(loss) before income taxes	**324,678**	144,936	(86,465)
	Provision/(benefit) for income taxes	**119,461**	52,275	(33,147)
	Net income/(loss)	**$ 205,217**	$ 92,661	$ (53,318)
	Average assets	**$11,407,928**	$11,378,819	$12,174,724
	Depreciation and amortization	**$ 52,855**	$ 44,184	$ 40,225
	Expenditures for long-lived assets	**24,914**	33,296	16,539
Capital Markets	Net interest income	**$ 22,090**	$ 21,649	$ 15,128
	Noninterest income	**355,739**	424,170	632,871
	Noninterest expense	**320,835**	318,188	386,120
	Income before income taxes	**56,994**	127,631	261,879
	Provision for income taxes	**21,608**	47,809	98,461
	Net income	**$ 35,386**	$ 79,822	$ 163,418
	Average assets	**$ 2,257,841**	$ 2,115,716	$ 2,070,039
	Depreciation and amortization	**$ 12,802**	$ 9,740	$ 8,832
	Expenditures for long-lived assets	**4,465**	1,142	541
Corporate	Net interest income/(expense)	**$ (4,189)**	$ 1,654	$ 25,534
	Noninterest income	**69,939**	64,027	55,881
	Noninterest expense	**105,215**	70,749	92,717
	Loss before income taxes	**(39,465)**	(5,068)	(11,302)
	Benefit for income taxes	**(51,175)**	(39,973)	(21,232)
	Net income	**$ 11,710**	$ 34,905	$ 9,930
	Average assets	**$ 5,131,198**	$ 4,984,730	$ 4,764,920
	Depreciation and amortization	**$ 16,608**	$ 8,998	$ 1,939
	Expenditures for long-lived assets	**1,128**	4,970	2,036
Non-Strategic	Net interest income	**$ 121,123**	$ 150,335	$ 179,703
	Provision for loan losses	**105,505**	177,703	573,832
	Noninterest income	**94,106**	158,547	236,937
	Noninterest expense	**302,083**	346,925	412,868
	Loss before income taxes	**(192,359)**	(215,746)	(570,060)
	Benefit for income taxes	**(74,058)**	(81,293)	(214,798)
	Loss from continuing operations	**(118,301)**	(134,453)	(355,262)
	Income/(loss) from discontinued operations, net of tax	**8,618**	(11,332)	(23,203)
	Net loss	**$ (109,683)**	$ (145,785)	$ (378,465)
	Average assets	**$ 5,936,660**	$ 7,198,106	$ 9,138,125
	Depreciation and amortization	**$ 7,056**	$ 19,578	$ 30,411
	Expenditures for long-lived assets	**4,901**	3,223	2,064

Certain previously reported amounts have been reclassified to agree with current presentation.

Note 22 ❑ Fair Value of Assets & Liabilities

FHN groups its assets and liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. This hierarchy requires FHN to maximize the use of observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. Each fair value measurement is placed into the proper level based on the lowest level of significant input. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models, and similar techniques.

Transfers between fair value levels are recognized at the end of the fiscal quarter in which the associated change in inputs occurs.

Note 22 ❑ Fair Value of Assets & Liabilities (continued)

The following table presents the balance of assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

	December 31, 2011			
(Dollars in thousands)	Level 1	Level 2	Level 3	Total
Trading securities – capital markets:				
U.S. treasuries	$ -	$ 53,656	$ -	$ 53,656
Government agency issued MBS	-	314,002	-	314,002
Government agency issued CMO	-	129,270	-	129,270
Other U.S. government agencies	-	173,982	-	173,982
States and municipalities	-	24,525	-	24,525
Corporate and other debt	-	265,926	5	265,931
Equity, mutual funds, and other	-	746	-	746
Total trading securities – capital markets	-	962,107	5	962,112
Trading securities – mortgage banking				
Principal only	-	8,052	-	8,052
Interest only	-	-	18,054	18,054
Total trading securities – mortgage banking	-	8,052	18,054	26,106
Loans held for sale	-	10,902	210,487	221,389
Securities available for sale:				
U.S. treasuries	-	40,121	-	40,121
Government agency issued MBS	-	1,410,228	-	1,410,228
Government agency issued CMO	-	1,357,943	-	1,357,943
Other U.S. government agencies	-	10,189	5,762	15,951
States and municipalities	-	16,570	1,500	18,070
Corporate and other debt	529	-	-	529
Venture capital	-	-	12,179	12,179
Equity, mutual funds, and other	13,261	-	-	13,261
Total securities available for sale	13,790	2,835,051	19,441	2,868,282
Mortgage servicing rights	-	-	144,069	144,069
Other assets:				
Deferred compensation assets	22,796	-	-	22,796
Derivatives, forwards and futures	39,733	-	-	39,733
Derivatives, interest rate contracts	-	326,566	-	326,566
Derivatives, other	-	2	-	2
Total other assets	62,529	326,568	-	389,097
Total assets	$76,319	$4,142,680	$392,056	$4,611,055
Trading liabilities – capital markets:				
U.S. treasuries	$ -	$ 190,725	$ -	$ 190,725
Government agency issued MBS	-	736	-	736
Corporate and other debt	-	155,824	-	155,824
Total trading liabilities – capital markets	-	347,285	-	347,285
Other short-term borrowings	-	-	14,833	14,833
Other liabilities:				
Derivatives, forwards and futures	7,243	-	-	7,243
Derivatives, interest rate contracts	-	234,204	-	234,204
Derivatives, other	-	1	11,820	11,821
Total other liabilities	7,243	234,205	11,820	253,268
Total liabilities	$ 7,243	$ 581,490	$ 26,653	$ 615,386

Note 22 ❑ Fair Value of Assets & Liabilities (continued)

The following table presents the balance of assets and liabilities measured at fair value on a recurring basis at December 31, 2010:

	December 31, 2010			
(Dollars in thousands)	Level 1	Level 2	Level 3	Total
Trading securities – capital markets:				
U.S. treasuries	$ -	$ 45,078	$ -	$ 45,078
Government agency issued MBS	-	267,086	-	267,086
Government agency issued CMO	-	62,061	-	62,061
Other U.S. government agencies	-	82,022	-	82,022
States and municipalities	-	13,965	-	13,965
Corporate and other debt	-	263,968	34	264,002
Equity, mutual funds, and other	-	100	-	100
Total trading securities – capital markets	-	734,280	34	734,314
Trading securities – mortgage banking				
Principal only	-	8,992	-	8,992
Interest only	-	-	26,444	26,444
Total trading securities – mortgage banking	-	8,992	26,444	35,436
Loans held for sale	-	40,323	207,632	247,955
Securities available for sale:				
U.S. treasuries	-	87,444	-	87,444
Government agency issued MBS	-	1,469,957	-	1,469,957
Government agency issued CMO	-	1,168,740	-	1,168,740
Other U.S. government agencies	-	15,335	37,891	53,226
States and municipalities	-	24,515	1,500	26,015
Corporate and other debt	545	-	-	545
Venture capital	-	-	13,179	13,179
Equity, mutual funds, and other	9,248	5,351	-	14,599
Total securities available for sale	9,793	2,771,342	52,570	2,833,705
Mortgage servicing rights	-	-	207,319	207,319
Other assets:				
Deferred compensation assets	25,121	-	-	25,121
Derivatives, forwards and futures	13,152	-	-	13,152
Derivatives, interest rate contracts	-	290,509	-	290,509
Total other assets	38,273	290,509	-	328,782
Total assets	$48,066	$3,845,446	$493,999	$4,387,511
Trading liabilities – capital markets:				
U.S. treasuries	$ -	$ 195,390	$ -	$ 195,390
Government agency issued MBS	-	1,804	-	1,804
Other U.S. government agencies	-	18,121	-	18,121
Corporate and other debt	-	146,605	-	146,605
Total trading liabilities – capital markets	-	361,920	-	361,920
Other short-term borrowings	-	-	27,309	27,309
Other liabilities:				
Derivatives, forwards and futures	18,600	-	-	18,600
Derivatives, interest rate contracts	-	195,621	-	195,621
Derivatives, other	-	-	1,000	1,000
Total other liabilities	18,600	195,621	1,000	215,221
Total liabilities	$18,600	$ 557,541	$ 28,309	$ 604,450

Note 22 ❑ Fair Value of Assets & Liabilities (continued)

Changes in Recurring Level 3 Fair Value Measurements

In third quarter 2009, FHN reviewed the allocation of fair value between MSR and excess interest from prior first lien loan sales and securitizations. As a result, a net amount of $11.1 million was reclassified from trading securities to MSR within Level 3 assets measured at fair value on a recurring basis. The reclassification had no effect on FHN's Consolidated Statements of Income as excess interest and MSR are highly correlated in valuation and as both excess interest and MSR are recognized at elected fair value with changes in fair value being included within mortgage banking income.

In first quarter 2009, FHN changed the fair value methodology for certain loans held for sale. The methodology change had a minimal effect on the valuation of the applicable loans. Consistent with this change, the applicable amount is presented as a transfer into Level 3 loans held for sale in the following rollforward for the twelve months ended December 31, 2009. See Determination of Fair Value for a detailed discussion of the changes in valuation methodology.

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis are summarized as follows:

	Twelve Months Ended December 31, 2011						
			Securities available for sale				
(Dollars in thousands)	Trading securities (a)	Loans held for sale	Investment portfolio (b)	Venture Capital	Mortgage servicing rights, net	Net derivative liabilities	Other short-term borrowings
Balance on January 1, 2011	$ 26,478	$207,632	$ 39,391	$13,179	$207,319	$ (1,000)	$(27,309)
Total net gains/(losses) included in:							
Net income	3,796	(368)	-	-	(41,260)	(9,414)	12,476
Other comprehensive income	-	-	(1,688)	-	-	-	-
Purchases	-	66,608	-	-	-	-	-
Issuances	-	-	-	-	-	(2,500)	-
Sales	(132)	-	(29,217)	(1,000)	-	-	-
Settlements	(12,083)	(57,273)	(1,224)	-	(21,990)	1,094	-
Net transfers into/(out of) Level 3	-	(6,112)(e)	-	-	-	-	-
Balance on December 31, 2011	$ 18,059	$210,487	$ 7,262	$12,179	$144,069	$(11,820)	$(14,833)
Net unrealized gains/(losses) included in net income	$ 2,205(c)	$ (368)(c)	$ -	$ -(d)	$ (40,076)(c)	$ (9,414)(f)	$ 12,476(c)

	Twelve Months Ended December 31, 2010						
			Securities available for sale				
(Dollars in thousands)	Trading securities (a)	Loans held for sale	Investment portfolio (b)	Venture Capital	Mortgage servicing rights, net	Net derivative liabilities	Other short-term borrowings
Balance on January 1, 2010	$ 56,132	$206,227	$ 99,173	$15,743	$302,611	$ -	$(39,662)
Adjustment due to adoption of amendments to ASC 810	(4,776)	-	-	-	(2,293)	-	-
Total net gains/(losses) included in:							
Net income	8,627	(17,991)	-	(2,962)	(31,146)	-	(12,353)
Other comprehensive income	-	-	(2,302)	-	-	-	-
Purchases, sales, issuances, and settlements, net	(33,505)	19,396	(57,480)	398	(61,853)	(1,000)	-
Balance on December 31, 2010	$ 26,478	$207,632	$ 39,391	$13,179	$207,319	$(1,000)	$(27,309)
Net unrealized gains/(losses) included in net income	$ 5,467(c)	$ (17,991)(c)	$ -	$ (2,962)(d)	$ (27,153)(c)	$(1,000)(f)	$(12,353)(c)

	Twelve Months Ended December 31, 2009						
			Securities available for sale				
(Dollars in thousands)	Trading securities (a)	Loans held for sale	Investment portfolio (b)	Venture Capital	Mortgage servicing rights, net	Net derivative assets and liabilities	Other short-term borrowings
Balance on January 1, 2009	$ 153,542	$ 11,330	$111,840	$25,307	$ 376,844	$ 233	$(27,957)
Total net gains/(losses) included in:							
Net income	55,342	(10,384)	-	(2,252)	67,817	-	11,705
Other comprehensive income	-	-	3,812	-	-	-	-
Purchases, sales, issuances, and settlements, net	(141,675)	(36,265)	(16,479)	(7,312)	(153,127)	(233)	-
Net transfers into/(out of) Level 3	(11,077)	241,546	-	-	11,077	-	-
Balance on December 31, 2009	$ 56,132	$206,227	$ 99,173	$15,743	$ 302,611	$ -	$(39,662)
Net unrealized gains/(losses) included in net income	$ 14,408(c)	$ (10,384)(c)	$ -	$ (2,252)(d)	$ 69,412(c)	$ -	$ 11,705(c)

Certain previously reported amounts have been reclassified to agree with current presentation.

(a) Primarily represents certificated interest only strips and excess interest mortgage banking trading securities. Capital markets Level 3 trading securities are not significant.
(b) Primarily represents other U.S. Government agencies. States and municipalities are not significant.
(c) Primarily included in mortgage banking income on the Consolidated Statements of Income.
(d) Represents recognized gains and losses attributable to venture capital investments classified within securities available for sale that are included in securities gains/(losses) in noninterest income.
(e) Transfers out of recurring level 3 balances reflect movements out of loans held for sale and into real estate acquired by foreclosure (level 3 nonrecurring).
(f) Included in Other expense.

Note 22 ❑ Fair Value of Assets & Liabilities (continued)

Nonrecurring Fair Value Measurements

From time to time, FHN may be required to measure certain other financial assets at fair value on a nonrecurring basis in accordance with GAAP. These adjustments to fair value usually result from the application of LOCOM accounting or write-downs of individual assets. For assets measured at fair value on a nonrecurring basis which were still held on the balance sheet at December 31, 2011, 2010, and 2009, respectively, the following tables provide the level of valuation assumptions used to determine each adjustment, the related carrying value, and the fair value adjustments recorded during the respective periods.

	Carrying value at December 31, 2011				Twelve Months Ended December 31, 2011
(Dollars in thousands)	Level 1	Level 2	Level 3	Total	Net gains/(losses)
Loans held for sale – SBAs	$ -	$66,730	$ -	$ 66,730	$ (2)
Loans held for sale – first mortgages	-	-	11,980	11,980	(5,947)
Loans, net of unearned income (a)	-	-	125,297	125,297	(48,330)
Real estate acquired by foreclosure (b)	-	-	68,884	68,884	(18,358)
Other assets (c)	-	-	91,243	91,243	(12,192)
					$(84,829)

	Carrying value at December 31, 2010				Twelve Months Ended December 31, 2010
(Dollars in thousands)	Level 1	Level 2	Level 3	Total	Net gains/(losses)
Loans held for sale – SBAs	$ -	$10,456	$ -	$ 10,456	$ 60
Loans held for sale – first mortgages	-	-	15,289	15,289	(7,249)
Loans, net of unearned income (a)	-	-	213,974	213,974	(156,572)
Real estate acquired by foreclosure (b)	-	-	110,536	110,536	(18,097)
Other assets (c)	-	-	87,667	87,667	(11,145)
					$(193,003)

	Carrying value at December 31, 2009				Twelve Months Ended December 31, 2009
(Dollars in thousands)	Level 1	Level 2	Level 3	Total	Net gains/(losses)
Loans held for sale	$ -	$15,753	$ 21,829	$ 37,582	$ 1,716
Securities available for sale (d)	-	-	-	-	(516)
Loans, net of unearned income (a)	-	-	402,007	402,007	(287,866)
Real estate acquired by foreclosure (b)	-	-	113,722	113,722	(39,879)
Other assets (c)	-	-	108,247	108,247	(8,970)
					$(335,515)

Certain previously reported amounts have been reclassified to agree with current presentation.

(a) Represents carrying value of loans for which adjustments are based on the appraised value of the collateral. Write-downs on these loans are recognized as part of provision.

(b) Represents the fair value and related losses of foreclosed properties that were measured subsequent to their initial classification as foreclosed assets. Balance excludes foreclosed real estate related to government insured mortgages.

(c) Represents low income housing investments. 2011 also includes new market tax credit investments.

(d) Represents recognition of other than temporary impairment for cost method investments classified within securities available for sale.

In second quarter 2011, FHN exercised a clean up call on a first lien mortgage proprietary securitization trust. In accordance with accounting requirements, FHN initially recognized the associated loans at fair value. Fair value was primarily determined through reference to observable inputs, including current market prices for similar loans. Since these loans were from the 2003 vintage, adjustments were made for the higher yields and lower credit risk associated with the loans in comparison to more currently originated loans being sold. This resulted in recognition of an immaterial premium for the called loans.

In first quarter 2011, FHN recognized goodwill impairment of $10.1 million related to the contracted sale of FHI. In accordance with accounting requirements, FHN allocated a portion of the goodwill from the applicable reporting unit to the asset group held for sale in determining the carrying value of the disposal group. In determining the amount of impairment, FHN compared the carrying value of the disposal group to the estimated value of the contracted sale price, which primarily included observable inputs in the form of financial asset values but which also included certain non-observable inputs related to the estimated values of post-closing events and contingencies. Thus, this measurement was considered a Level 3 valuation. Impairment of goodwill was recognized for the excess of the carrying amount over the fair value of the disposal group.

In fourth quarter 2010, FHN exercised clean up calls on eight first lien mortgage proprietary securitization trusts. In accordance with accounting requirements, FHN initially recognized the associated loans at fair value. Fair value was primarily determined through reference to observable inputs, including current market prices for similar loans. Since these loans were from the 2002 and 2003 vintages, adjustments were made for the higher yields and lower credit risk associated with the loans in comparison to more currently originated loans being sold. This resulted in recognition of a small premium for the called loans.

In 2009, FHN recognized goodwill impairment of $14.3 million related to the disposition of FTN ECM. In accordance with accounting requirements, FHN allocated a portion of the goodwill from the applicable reporting unit to the asset group held for sale in determining the carrying value of the disposal group. In determining the amount of impairment, FHN compared the carrying value of the disposal group to the estimated value of the contracted sale price, which primarily included observable inputs in the form of financial asset values but which also included certain non-observable inputs related to the estimated values of post-closing events and contingencies. Thus, this measurement was considered a Level 3 valuation. During first quarter 2010, the sale failed to close and FHN exited this business through an immediate cessation of operations resulting in an additional goodwill impairment of $3.3 million, which represented all remaining goodwill attributable to FTN ECM.

Fair Value Option

FHN elected the fair value option on a prospective basis for almost all types of mortgage loans originated for sale purposes under the Financial Instruments Topic ("ASC 825"). FHN determined that the election reduced certain timing differences and better matched changes in the value of such loans with changes in the value of derivatives used as economic hedges for these assets at the time of election. After the 2008 divestiture of certain mortgage banking operations and the significant decline of mortgage loans originated for sale, FHN discontinued hedging the mortgage warehouse.

Repurchased loans are recognized within loans held-for-sale at fair value at the time of repurchase, which includes consideration of the credit status of the loans and the estimated liquidation value. FHN has elected to continue recognition of these loans at fair value in periods subsequent to reacquisition. Due to the credit-distressed nature of the vast majority of repurchased loans and the related loss severities experienced upon repurchase, FHN believes that the fair value election provides a more timely recognition of changes in value for these loans that occur subsequent to repurchase. Absent the fair value election, these loans would be subject to valuation at the LOCOM value, which would prevent subsequent values from exceeding the initial fair value, determined at the time of repurchase but would require recognition of subsequent declines in value. Thus, the fair value election provides for a more timely recognition of any potential future recoveries in asset values while not affecting the requirement to recognize subsequent declines in value.

In second quarter 2010, capital markets acquired a pool of conforming mortgage loans having a fair value carrying amount of $621.6 million with the intent to transfer the loans to a counterparty during third quarter of 2010. As part of this transaction, capital markets entered into forward delivery contracts to economically hedge the value of the loans. FHN elected to recognize the loans at fair value and classified them as trading loans within trading securities in the Consolidated Statements of Condition as of June 30, 2010. For the loans acquired in second quarter 2010, delivery of the loans and the related settlement of the forward delivery contracts occurred in third quarter 2010.

Prior to 2010, FHN transferred certain servicing assets in transactions that did not qualify for sale treatment due to certain recourse provisions. The associated proceeds are recognized within other short-term borrowings in the Consolidated Statements of Condition as of December 31, 2011 and 2010. Since the servicing assets are recognized at fair value and changes in the fair value of the related financing liabilities will exactly mirror the change in fair value of the associated servicing assets, management elected to account for the financing liabilities at fair value. Since the servicing assets have already been delivered to the buyer, the fair value of the financing liabilities associated with the transaction does not reflect any instrument-specific credit risk.

The following table reflects the differences between the fair value carrying amount of mortgages held for sale measured at fair value in accordance with management's election and the aggregate unpaid principal amount FHN is contractually entitled to receive at maturity.

	December 31, 2011		
(Dollars in thousands)	Fair value carrying amount	Aggregate unpaid principal	Fair value carrying amount less aggregate unpaid principal
Loans held for sale reported at fair value:			
Total loans	$221,389	$307,990	$(86,601)
Nonaccrual loans	42,471	93,997	(51,526)
Loans 90 days or more past due and still accruing	11,486	24,755	(13,269)

	December 31, 2010		
(Dollars in thousands)	Fair value carrying amount	Aggregate unpaid principal	Fair value carrying amount less aggregate unpaid principal
Loans held for sale reported at fair value:			
Total loans	$247,955	$313,199	$(65,244)
Nonaccrual loans	36,768	74,285	(37,517)
Loans 90 days or more past due and still accruing	10,372	26,372	(16,000)

Assets and liabilities accounted for under the fair value election are initially measured at fair value with subsequent changes in fair value recognized in earnings. Such changes in the fair value of assets and liabilities for which FHN elected the fair value option are included in current period earnings with classification in the income statement line item reflected in the following table:

	Twelve Months Ended December 31		
(Dollars in thousands)	**2011**	2010	2009
Changes in fair value included in net income:			
Capital markets noninterest income			
Trading loans	**$ -**	$ 11,752	$ -
Mortgage banking noninterest income			
Loans held for sale	**(368)**	(17,991)	(8,236)
Other short-term borrowings	**12,476**	(12,353)	11,705

For the twelve month period ended December 31, 2011, 2010 and 2009, the amounts for loans held for sale include losses of approximately $6.2 million, $19.5 million and $ 19.8 million, respectively, included in pretax earnings that are attributable to changes in instrument-specific credit risk. The portion of the fair value adjustments related to credit risk was determined based on both a quality adjustment for delinquencies and the full credit spread on the non-conforming loans. Interest income on mortgage loans held for sale measured at fair value is calculated based on the note rate of the loan and is recorded in the interest income section of the Consolidated Statements of Income as interest on loans held for sale.

Determination of Fair Value

In accordance with ASC 820-10-35, fair values are based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following describes the assumptions and methodologies used to estimate the fair value of financial instruments and MSR recorded at fair value in the Consolidated Statements of Condition and for estimating the fair value of financial instruments for which fair value is disclosed under ASC 825-10-50.

Short-term financial assets. Federal funds sold, securities purchased under agreements to resell, and interest bearing deposits with other financial institutions are carried at historical cost. The carrying amount is a reasonable estimate of fair value because of the relatively short time between the origination of the instrument and its expected realization.

Trading securities and trading liabilities. Trading securities and trading liabilities are recognized at fair value through current earnings. Trading inventory held for broker-dealer operations is included in trading securities and trading liabilities. Broker-dealer long positions are valued at bid price in the bid-ask spread. Short positions are valued at the ask price. Inventory positions are valued using observable inputs including current market transactions, LIBOR and U.S. Treasury curves, credit spreads, and consensus prepayment speeds. Trading loans are valued using observable inputs including current market transactions, swap rates, mortgage rates, and consensus prepayment speeds.

Trading securities also include retained interests in prior securitizations that qualify as financial assets, which primarily include excess interest (structured as interest-only strips), and principal-only strips. Excess interest represents rights to receive interest from serviced assets that exceed contractually specified rates and principal-only strips are principal cash flow tranches. All financial assets retained from a securitization are recognized on the Consolidated Statements of Condition in trading securities at fair value with realized and unrealized gains and losses included in current earnings as a component of noninterest income on the Consolidated Statements of Income.

The fair value of excess interest is determined using prices from closely comparable assets such as MSR that are tested against prices determined using a valuation model that calculates the present value of estimated future cash flows. Inputs utilized in valuing excess interest are consistent with those used to value the related MSR. The fair value of excess interest typically changes based on changes in the discount rate and differences between modeled prepayment speeds and credit losses and actual experience. FHN uses assumptions in the model that it believes are comparable to those used by brokers and other service providers. FHN also periodically compares its estimates of fair value and assumptions with brokers, service providers, recent market activity, and against its own experience. FHN uses observable inputs such as trades of similar instruments, yield curves, credit spreads, and consensus prepayment speeds to determine the fair value of principal-only strips.

Securities available for sale. Securities available for sale includes the investment portfolio accounted for as available for sale under ASC 320-10-25, federal bank stock holdings, short-term investments in mutual funds, and venture capital investments. Valuations of available-for-sale securities are performed using observable inputs obtained from market transactions in similar securities. Typical inputs include LIBOR and U.S. treasury curves, consensus prepayment estimates, and credit spreads. When available, broker quotes are used to support these valuations. Certain government agency debt obligations with limited trading activity are valued using a discounted cash flow model that incorporates a combination of observable and unobservable inputs. Primary observable inputs include contractual cash flows and the treasury curve. Significant unobservable inputs include estimated trading spreads and estimated prepayment speeds.

Stock held in the Federal Reserve Bank and Federal Home Loan Banks are recognized at historical cost in the Consolidated Statements of Condition which is considered to approximate fair value. Short-term investments in mutual funds are measured at the funds' reported closing net asset values. Venture capital investments are typically measured using significant internally generated inputs including adjustments to referenced transaction values and discounted cash flows analysis.

Loans held for sale. FHN determines the fair value of certain loans within the mortgage warehouse using a discounted cash flow model using observable inputs, including current mortgage rates for similar products, with adjustments for differences in loan characteristics reflected in the model's discount rates. For all other loans held in the warehouse, the fair value of loans whose principal market is the securitization market is based on recent security trade prices for similar products with a similar delivery date, with necessary pricing adjustments to convert the security price to a loan price. Loans whose principal market is the whole loan market are priced based on recent observable whole loan trade prices or published third party bid prices for similar product, with necessary pricing adjustments to reflect differences in loan characteristics. Typical adjustments to security prices for whole loan prices include adding the value of MSR to the security price or to the whole loan price if FHN's mortgage loan is servicing retained, adjusting for interest in excess of (or less than) the required coupon or note rate, adjustments to reflect differences in the characteristics of the loans being valued as compared to the collateral of the security or the loan characteristics in the benchmark whole loan trade, adding interest carry, reflecting the recourse obligation that will remain after sale, and adjusting for changes in market liquidity or interest rates if the benchmark security or loan price is not current. Additionally, loans that are delinquent or otherwise significantly aged are discounted to reflect the less marketable nature of these loans.

Loans held for sale also includes loans made by the SBA. The fair value of SBA loans is determined using an expected cash flow model that utilizes observable inputs such as the spread between LIBOR and prime rates, consensus prepayment speeds, and the treasury curve. The fair value of other non-mortgage loans held for sale is approximated by their carrying values based on current transaction values.

Loans, net of unearned income. Loans, net of unearned income are recognized at the amount of funds advanced, less charge-offs and an estimation of credit risk represented by the allowance for loan losses. The fair value estimates for disclosure purposes differentiate loans based on their financial characteristics, such as product classification, loan category, pricing features, and remaining maturity.

The fair value of floating rate loans is estimated through comparison to recent market activity in loans of similar product types, with adjustments made for differences in loan characteristics. In situations where market pricing inputs are not available, fair value is considered to approximate book value due to the monthly repricing for commercial and consumer loans, with the exception of floating rate 1-4 family residential mortgage loans which reprice annually and will lag movements in market rates. The fair value for floating rate 1-4 family mortgage loans is calculated by discounting future cash flows to their present value. Future cash flows are discounted to their present value by using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same time period.

Prepayment assumptions based on historical prepayment speeds and industry speeds for similar loans have been applied to the floating rate 1-4 family residential mortgage portfolio.

The fair value of fixed rate loans is estimated through comparison to recent market activity in loans of similar product types, with adjustments made for differences in loan characteristics. In situations where market pricing inputs are not available, fair value is estimated by discounting future cash flows to their present value. Future cash flows are discounted to their present value by using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same time period. Prepayment assumptions based on historical prepayment speeds and industry speeds for similar loans have been applied to the fixed rate mortgage and installment loan portfolios.

Individually impaired loans are measured using either a discounted cash flow methodology or the estimated fair value of the underlying collateral less costs to sell, if the loan is considered collateral-dependent. In accordance with accounting standards, the discounted cash flow analysis utilizes the loan's effective interest rate for discounting expected cash flow amounts. Thus, this analysis is not considered a fair value measurement in accordance with ASC 820. However, the results of this methodology are considered to approximate fair value for the applicable loans. Expected cash flows are derived from internally-developed inputs primarily reflecting expected default rates on contractual cash flows. For loans measured using the estimated fair value of collateral less costs to sell, fair value is estimated using appraisals of the collateral. Collateral values are monitored and additional write-downs are recognized if it is determined that the estimated collateral values have declined further. Estimated costs to sell are based on current amounts of disposal costs for similar assets. Carrying value is considered to reflect fair value for these loans.

Mortgage servicing rights. FHN recognizes all classes of MSR at fair value. Since sales of MSR tend to occur in private transactions and the precise terms and conditions of the sales are typically not readily available, there is a limited market to refer to in determining the fair value of MSR. As such, FHN primarily relies on a discounted cash flow model to estimate the fair value of its MSR. This model calculates estimated fair value of the MSR using predominant risk characteristics of MSR such as interest rates, type of product (fixed vs. variable), age (new, seasoned, or moderate), agency type and other factors. FHN uses assumptions in the model that it believes are comparable to those used by brokers and other service providers. FHN also periodically compares its estimates of fair value and assumptions with brokers, service providers, recent market activity, and against its own experience.

Derivative assets and liabilities. The fair value for forwards and futures contracts used to hedge the value of servicing assets is based on current transactions involving identical securities. These contracts are exchange-traded and thus have no credit risk factor assigned as the risk of non-performance is limited to the clearinghouse used.

Valuations of other derivatives (primarily interest rate related swaps, swaptions, caps, and collars) are based on inputs observed in active markets for similar instruments. Typical inputs include the LIBOR curve, option volatility, and option skew. Credit risk is mitigated for these instruments through the use of mutual margining and master netting agreements as well as collateral posting requirements. Any remaining credit risk related to interest rate derivatives is considered in determining fair value through evaluation of additional factors such as customer loan grades and debt ratings. Foreign currency related derivatives also utilize observable exchange rates in the determination of fair value.

In conjunction with the sale of a portion of its Visa Class B shares in September 2011 and December 2010, FHN and the purchasers entered into derivative transactions whereby FHN will make, or receive, cash payments whenever the conversion ratio of the Visa Class B shares into Visa Class A shares is adjusted. The fair value of this derivative has been determined using a discounted cash flow methodology for estimated future cash flows determined through use of probability weighted scenarios for multiple estimates of Visa's aggregate exposure to covered litigation matters, which include consideration of amounts funded by Visa into its escrow account for the covered litigation matters. Since this estimation process required application of judgment in developing significant unobservable inputs used to determine the possible outcomes and the probability weighting assigned to each scenario, this derivative has been classified within Level 3 in fair value measurements disclosures.

Real estate acquired by foreclosure. Real estate acquired by foreclosure primarily consists of properties that have been acquired in satisfaction of debt. These properties are carried at the lower of the outstanding loan amount or estimated fair value less estimated costs to sell the real estate. Estimated fair value is determined using appraised values with subsequent adjustments for deterioration in values that are not reflected in the most recent appraisal. Real estate acquired by foreclosure also includes properties acquired in compliance with HUD servicing guidelines which are carried at the estimated amount of the underlying government assurance or guarantee.

Nonearning assets. For disclosure purposes, nonearning assets include cash and due from banks, accrued interest receivable, and capital markets receivables. Due to the short-term nature of cash and due from banks, accrued interest receivable, and capital markets receivables, the fair value is approximated by the book value.

Other assets. For disclosure purposes, other assets consist of investments in low income housing partnerships, new market tax credit LLCs and deferred compensation assets that are considered financial assets. Investments in low income housing partnerships and new market tax credit LLCs are written down to estimated fair value quarterly based on the estimated value of the associated tax credits. Deferred compensation assets are recognized at fair value, which is based on quoted prices in active markets.

Defined maturity deposits. The fair value is estimated by discounting future cash flows to their present value. Future cash flows are discounted by using the current market rates of similar instruments applicable to the remaining maturity. For disclosure purposes, defined maturity deposits include all certificates of deposit and other time deposits.

Undefined maturity deposits. In accordance with ASC 825, the fair value is approximated by the book value. For the purpose of this disclosure, undefined maturity deposits include demand deposits, checking interest accounts, savings accounts, and money market accounts.

Short-term financial liabilities. The fair value of federal funds purchased, securities sold under agreements to repurchase and other short-term borrowings are approximated by the book value. The carrying amount is a reasonable estimate of fair value because of the relatively short time between the origination of the instrument and its expected realization. Other short-term borrowings include a liability associated with transfers of mortgage servicing rights that did not qualify for sale accounting. This liability is accounted for at elected fair value, which is measured consistent with the related MSR, as previously described.

Term borrowings. The fair value is based on quoted market prices or dealer quotes for the identical liability when traded as an asset. When pricing information for the identical liability is not available, relevant prices for similar debt instruments are used with adjustments being made to the prices obtained for differences in characteristics of the debt instruments. If no relevant pricing information is available, the fair value is approximated by the present value of the contractual cash flows discounted by the investor's yield which considers FHN's and FTBNA's debt ratings.

Other noninterest-bearing liabilities. For disclosure purposes, other noninterest-bearing liabilities include accrued interest payable and capital markets payables. Due to the short-term nature of these liabilities, the book value is considered to approximate fair value.

Loan commitments. Fair values are based on fees charged to enter into similar agreements taking into account the remaining terms of the agreements and the counterparties' credit standing.

Other commitments. Fair values are based on fees charged to enter into similar agreements.

The following fair value estimates are determined as of a specific point in time utilizing various assumptions and estimates. The use of assumptions and various valuation techniques, as well as the absence of secondary markets for certain financial instruments, will likely reduce the comparability of fair value disclosures between financial institutions. Due to market illiquidity, the fair values for loans, net of unearned income, loans held for sale, and term borrowings as of December 31, 2011 and 2010, involve the use of significant internally-developed pricing assumptions for certain components of these line items. These assumptions are considered to reflect inputs that market participants would use in transactions involving these instruments as of the measurement date. Assets and liabilities that are not financial instruments (including MSR) have not been included in the following table such as the value of long-term relationships with deposit and trust customers, premises and equipment, goodwill and other intangibles, deferred taxes, and certain other assets and other liabilities. Accordingly, the total of the fair value amounts does not represent, and should not be construed to represent, the underlying value of the company.

Note 22 ❑ Fair Value of Assets & Liabilities (continued)

The following table summarizes the book value and estimated fair value of financial instruments recorded in the Consolidated Statements of Condition as well as unfunded commitments as of December 31, 2011 and 2010.

	December 31, 2011		December 31, 2010	
(Dollars in thousands)	Book Value	Fair Value	Book Value	Fair Value
Assets:				
Loans, net of unearned income and allowance for loan losses	**$16,012,776**	**$15,210,592**	$16,117,773	$15,196,341
Short-term financial assets	**896,444**	**896,444**	942,129	942,129
Trading securities	**988,217**	**988,217**	769,750	769,750
Loans held for sale	**413,897**	**413,897**	375,289	375,289
Securities available for sale	**3,066,272**	**3,066,272**	3,031,930	3,031,930
Derivative assets	**366,301**	**366,301**	303,660	303,660
Other assets	**114,039**	**114,039**	112,788	112,788
Nonearning assets	**628,440**	**628,440**	574,710	574,710
Liabilities:				
Deposits:				
Defined maturity	**$ 1,781,893**	**$ 1,821,457**	$ 1,952,745	$ 2,007,147
Undefined maturity	**14,431,116**	**14,431,116**	13,255,486	13,255,486
Total deposits	**16,213,009**	**16,252,573**	15,208,231	15,262,633
Trading liabilities	**347,285**	**347,285**	361,920	361,920
Short-term financial liabilities	**2,059,602**	**2,059,602**	2,295,643	2,295,643
Term borrowings	**2,481,660**	**2,182,061**	3,228,070	2,893,938
Derivative liabilities	**253,268**	**253,268**	215,220	215,220
Other noninterest-bearing liabilities	**195,208**	**195,208**	103,951	103,951
	Contractual Amount	Fair Value	Contractual Amount	Fair Value
Unfunded Commitments:				
Loan commitments	**$ 7,435,227**	**$ 1,358**	$ 7,903,537	$ 1,060
Standby and other commitments	**359,619**	**5,954**	487,578	6,021

Note 23 ❑ Loan Sales and Securitizations

Prior to 2009, FHN utilized loan sales and securitizations as a significant source of liquidity for its mortgage banking operations. Since that time FHN has focused the originations of mortgages within its regional banking footprint. FHN no longer retains financial interests in loans it transfers to third parties. During 2011, FHN transferred $.3 billion of single-family residential mortgage loans in whole loan sales resulting in $6.0 million of net pre-tax gains. During 2010, FHN transferred $.8 billion of single-family residential mortgage loans in whole loan sales resulting in $16.9 million of net pre-tax gains. Throughout 2009, FHN transferred $1.3 billion of residential mortgage loans and HELOC in whole loan sales or proprietary securitizations resulting in $16.1 million of net pre-tax gains.

During third quarter 2011, FHN transferred $187.7 million in unpaid principal balance ($126 million after consideration of partial charge-offs and associated LOCOM) of nonperforming permanent mortgages in a bulk sale resulting in $29.8 million of net pre-tax losses. The loss on sale was recognized within Provision for loan losses on the Consolidated Statements of Income.

Retained Interests

Interests retained from prior loan sales, including GSE securitizations, typically included MSR, excess interest, and principal-only strips. Excess interest represents rights to receive interest from serviced assets that exceed contractually specified rates. Principal-only strips are principal cash flow tranches and interest-only strips are interest cash flow tranches. MSR were initially valued at fair value and the remaining retained interests were initially valued by allocating the remaining cost basis of the loan between the security or loan sold and the remaining retained interests based on their relative fair values at the time of sale or securitization.

In certain cases, FHN continues to service and receive servicing fees related to the transferred loans. In 2011 and 2010, FHN received annual servicing fees approximating .29 percent of the outstanding balance of underlying single-family residential mortgage loans and .34 percent inclusive of income related to excess interest. In 2011 and 2010, FHN received annual servicing fees approximating .50 percent of the outstanding balance of underlying loans for HELOC and home equity loans transferred. MSR related to loans transferred and serviced by FHN, as well as MSR related to loans serviced by FHN and transferred by others, are discussed further in Note 6 – Mortgage Servicing Rights. There were no additions to MSR in 2011 or 2010.

Note 23 ❑ Loan Sales and Securitizations (continued)

The sensitivity of the fair value of all retained or purchased MSR to immediate 10 percent and 20 percent adverse changes in assumptions on December 31, 2011 and 2010, are as follows:

	December 31, 2011			December 31, 2010		
(Dollars in thousands except for annual cost to service)	**First Liens**	**Second Liens**	**HELOC**	First Liens	Second Liens	HELOC
Fair value of retained interests	**$140,724**	**$ 231**	**$3,114**	$203,812	$ 262	$3,245
Weighted average life (in years)	**3.7**	**2.9**	**2.8**	4.3	2.8	2.5
Annual prepayment rate	**22.5%**	**26.0%**	**28.0%**	20.1%	27.0%	31.2%
Impact on fair value of 10% adverse change	**$ (7,667)**	**$ (15)**	**$ (202)**	$ (10,139)	$ (31)	$ (249)
Impact on fair value of 20% adverse change	**(14,612)**	**(28)**	**(387)**	(19,420)	(59)	(476)
Annual discount rate on servicing cash flows	**11.8%**	**14.0%**	**18.0%**	11.6%	14.0%	18.0%
Impact on fair value of 10% adverse change	**$ (3,728)**	**$ (6)**	**$ (96)**	$ (5,756)	$ (14)	$ (96)
Impact on fair value of 20% adverse change	**(7,241)**	**(12)**	**(187)**	(11,149)	(28)	(185)
Annual cost to service (per loan) (a)	**$ 119**	**$ 50**	**$ 50**	$ 121	$ 50	$ 50
Impact on fair value of 10% adverse change	**(3,333)**	**(5)**	**(50)**	(5,003)	(16)	(52)
Impact on fair value of 20% adverse change	**(6,643)**	**(10)**	**(100)**	(9,978)	(32)	(104)
Annual earnings on escrow	**1.4%**	**-**	**-**	1.4%	-	-
Impact on fair value of 10% adverse change	**$ (1,194)**	**-**	**-**	$ (2,102)	-	-
Impact on fair value of 20% adverse change	**(2,388)**	**-**	**-**	(4,204)	-	-

(a) Amounts represent market participant based assumptions.

The sensitivity of the fair value of other retained interests to immediate 10 percent and 20 percent adverse changes in assumptions on December 31, 2011 and 2010, are as follows:

	December 31, 2011		December 31, 2010	
(Dollars in thousands)	**Excess Interest IO**	**Certificated PO**	Excess Interest IO	Certificated PO
Fair value of retained interests	**$17,852**	**$8,052**	$26,237	$8,992
Weighted average life (in years)	**3.7**	**3.5**	4.5	5.0
Annual prepayment rate	**20.2%**	**30.2%**	17.2%	23.4%
Impact on fair value of 10% adverse change	**$ (831)**	**$ (297)**	$ (1,159)	$ (471)
Impact on fair value of 20% adverse change	**(1,598)**	**(563)**	(2,241)	(934)
Annual discount rate on residual cash flows	**13.3%**	**20.5%**	13.0%	22.5%
Impact on fair value of 10% adverse change	**$ (667)**	**$ (429)**	$ (1,084)	$ (373)
Impact on fair value of 20% adverse change	**(1,281)**	**(849)**	(2,076)	(716)

These sensitivities are hypothetical and should not be considered predictive of future performance. As the figures indicate, changes in fair value based on a 10 percent variation in assumptions cannot necessarily be extrapolated because the relationship between the change in assumption and the change in fair value may not be linear. Also, the effect on the fair value of the retained interest caused by a particular assumption variation is calculated independently from all other assumption changes. In reality, changes in one factor may result in changes in another, which might magnify or mitigate the sensitivities. Furthermore, the estimated fair values, as disclosed, should not be considered indicative of future earnings on these assets.

Note 23 ❑ Loan Sales and Securitizations (continued)

For the years ended December 31, 2011 and 2010, cash flows received and paid related to loan sales and securitizations were as follows:

(Dollars in thousands)	December 31 2011	2010	2009
Proceeds from initial sales and securitizations (a)	**$409,003**	$837,905	$1,320,538
Servicing fees retained (b)	**72,558**	95,902	132,799
Purchases of GNMA guaranteed mortgages	**66,591**	76,678	18,225
Purchases of previously transferred financial assets (c)(d)	**267,091**	458,337	302,043
Other cash flows received on retained interests	**7,894**	10,783	63,994

(a) Includes $89.2 million of proceeds related to a bulk sale of nonperforming permanent mortgages in third quarter 2011.
(b) Includes servicing fees on MSR associated with loan sales and purchased MSR.
(c) Includes repurchases of both delinquent and performing loans, foreclosed assets, and make-whole payments for economic losses incurred by purchaser. Also includes buyouts from GSEs in order to facilitate foreclosures.
(d) 2011 and 2010 includes $33 million and $175 million, respectively, of cash paid related to clean-up calls exercised by FHN.

The principal amount of loans transferred through loan sales and securitizations and other loans managed with them, the principal amount of delinquent loans, and the net credit losses during 2011 and 2010 are as follows:

(Dollars in thousands)	Total Principal Amount of Loans	Principal Amount of Delinquent Loans (a)	Net Credit Losses (b)
	On December 31, 2011		**Year Ended December 31, 2011**
Type of loan:			
Real estate residential	$ 18,128,275	$797,636	$536,418
Total loans managed or transferred (c)	$ 18,128,275	$797,636	$536,418
Loans sold	(11,087,955)		
Loans held for sale	(320,581)		
Loans held in portfolio	$ 6,719,739		

(a) Loans 90 days or more past due include $42.2 million of GNMA guaranteed mortgages.
(b) Principal amount of loans securitized and sold includes $8.0 billion of loans securitized through GNMA, FNMA, or FHLMC. FHN retains interests other than servicing rights on a portion of these securitized loans. No delinquency or net credit loss data is included for the loans securitized through FNMA or FHMLC because these agencies retain credit risk. The remainder of loans securitized and sold were securitized through proprietary trusts, where FHN retained interests other than servicing rights. See Note 18 – Contingencies and Other Disclosures for discussion related to repurchase obligations for loans transferred to GSEs and private investors.
(c) Amount represents real estate residential loans transferred in proprietary securitizations and whole loan sales in which FHN has a retained interest other than servicing rights. For loans transferred to GSEs, includes all loans with retained interests.

(Dollars in thousands)	Total Principal Amount of Loans	Principal Amount of Delinquent Loans (a)	Net Credit Losses (b)
	On December 31, 2010		Year Ended December 31, 2010
Type of loan:			
Real estate residential	$ 22,373,312	$1,076,908	$570,682
Total loans managed or transferred (c)	$ 22,373,312	$1,076,908	$570,682
Loans sold	(14,578,430)		
Loans held for sale	(332,913)		
Loans held in portfolio	$ 7,461,969		

(a) Loans 90 days or more past due include $39.9 million of GNMA guaranteed mortgages.
(b) Principal amount of loans securitized and sold includes $10.9 billion of loans securitized through GNMA, FNMA, or FHLMC. FHN retains interests other than servicing rights on a portion of these securitized loans. No delinquency or net credit loss data is included for the loans securitized through FNMA or FHMLC because these agencies retain credit risk. The remainder of loans securitized and sold were securitized through proprietary trusts, where FHN retained interests other than servicing rights. See Note 18 – Contingencies and Other Disclosures for discussion related to repurchase obligations for loans transferred to GSEs and private investors.
(c) Amount represents real estate residential loans transferred in proprietary securitizations and whole loan sales in which FHN has a retained interest other than servicing rights. For loans transferred to GSEs, includes all loans with retained interests.

Note 24 ❑ Variable Interest Entities

ASC 810 defines a VIE as an entity where the equity investors, as a group, lack either (1) the power through voting rights, or similar rights, to direct the activities of an entity that most significantly impact the entity's economic performance, (2) the obligation to absorb the expected losses of the entity, (3) the right to receive the expected residual returns of the entity, or (4) when the equity investors, as a group, do not have sufficient equity at risk for the entity to finance its activities by itself. A variable interest is a contractual ownership, or other interest, that fluctuates with changes in the fair value of the VIE's net assets exclusive of variable interests. Under ASC 810, as amended, a primary beneficiary is required to consolidate a VIE when it has a variable interest in a VIE that provides it with a controlling financial interest. For such purposes, the determination of whether a controlling financial interest exists is based on whether a single party has both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant.

Consolidated Variable Interest Entities.

FHN holds variable interests in proprietary residential mortgage securitization trusts it established prior to 2008 as a source of liquidity for its mortgage banking and consumer lending operations. Except for recourse due to breaches of representations and warranties made by FHN in connection with the sale of the loans to the trusts, the creditors of the trusts hold no recourse to the assets of FHN. Additionally, FHN has no contractual requirements to provide financial support to the trusts. Based on their restrictive nature, the trusts are considered VIEs as the holders of equity at risk do not have the power through voting rights or similar rights to direct the activities that most significantly impact the trusts' economic performance. In situations where the retention of MSR and other retained interests, including residual interests and subordinated bonds, results in FHN potentially absorbing losses or receiving benefits that are significant to the trusts, FHN is considered the primary beneficiary, as it is also assumed to have the power as servicer to most significantly impact the activities of such VIEs. Consolidation of the trusts results in the recognition of the trusts' proceeds as restricted borrowings since the cash flows on the securitized loans can only be used to settle the obligations due to the holders of the trusts' securities.

In February 2012, FHN notified the trustee of its intent to exercise cleanup calls on certain consolidated on-balance sheet consumer loan securitizations representing approximately 20 percent of the aggregate carrying value for such trusts. The cleanup calls are expected to be completed in first quarter 2012, at which time the trusts will be terminated and the cash payments will reduce Term borrowings in the Consolidated Statements of Condition.

Included in the consolidated proprietary residential mortgage securitizations are three HELOC securitization trusts that have entered a rapid amortization period and for which FHN is obligated to provide subordinated funding. During this period, cash payments from borrowers are accumulated to repay outstanding debt securities while FHN continues to make advances to borrowers when they draw on their lines of credit. FHN then transfers the newly generated receivables into securitization trusts and is reimbursed only after other parties in the securitization have received all of the cash flows to which they are entitled. If loan losses requiring draws on the related monoline insurers' policies, which protect bondholders in the securitization, exceed a certain level, FHN may not receive reimbursement for all of the funds advanced to borrowers, as the senior bondholders and the monoline insurers have priority for repayment. Each of these securitization trusts is currently consolidated by FHN due to its status as the Master Servicer for the securitization and the retention of a significant residual interest. Consistent with the consolidated nature of these trusts, amounts funded from monoline insurance policies are considered as additional restricted term borrowings in FHN's Consolidated Statements of Condition.

The monoline insurers in each of these securitizations also hold a contingent right to remove FHN as Master Servicer in the event that draws on the related insurance policies remain unreimbursed for a specified period of time. In two of the HELOC securitizations, this threshold had been reached as of December 31, 2011. In February 2012, FHN reached an agreement with the applicable insurers for the transfer of Master Servicer status for those securitization trusts. Accordingly, these trusts will be considered as non-consolidated VIE's prospectively from the time of the agreement. FHN's holding of a unilateral call right to reclaim specific assets in the trusts precludes sale accounting for the related securitization transactions. Thus, even though FHN has been removed as Master Servicer, the related transactions will be accounted for as secured borrowings, with the associated loans and secured debt remaining within FHN's consolidated financial statements, and the related financial effects will be minimal.

FHN has established certain rabbi trusts related to deferred compensation plans offered to its employees. FHN contributes employee cash compensation deferrals to the trusts and directs the underlying investments made by the trusts. The assets of these trusts are available to FHN's creditors only in the event that FHN becomes insolvent. These trusts are considered VIEs as there is no equity at risk in the trusts because FHN provided the equity interest to its employees in exchange for services rendered. FHN is considered the primary beneficiary of the rabbi trusts as it has the power to direct the activities that most significantly impact the economic performance of the rabbi trusts through its ability to direct the underlying investments made by the trusts. Additionally, FHN could potentially receive benefits or absorb losses that are significant to the trusts due to its right to receive any asset values in excess of liability payoffs and its obligation to fund any liabilities to employees that are in excess of a rabbi trust's assets.

The following table summarizes VIEs consolidated by FHN as of December 31, 2011:

(Dollars in thousands)	On-Balance Sheet Consumer Loan Securitizations Carrying Value	Rabbi Trusts Used for Deferred Compensation Plans Carrying Value
Assets:		
Cash and due from banks	$ 4,914	N/A
Loans, net of unearned income	640,778	N/A
Less: Allowance for loan losses	31,826	N/A
Total net loans	608,952	N/A
Other assets	13,418	58,690
Total assets	$627,284	$58,690
Liabilities:		
Term borrowings	$620,127	N/A
Other liabilities	92	50,508
Total liabilities	$620,219	$50,508

The following table summarizes VIEs consolidated by FHN as of December 31, 2010:

(Dollars in thousands)	On-Balance Sheet Consumer Loan Securitizations Carrying Value	Rabbi Trusts Used for Deferred Compensation Plans Carrying Value
Assets:		
Cash and due from banks	$ 3,143	N/A
Loans, net of unearned income	757,491	N/A
Less: Allowance for loan losses	47,452	N/A
Total net loans	710,039	N/A
Other assets	19,658	61,323
Total assets	$732,840	$61,323
Liabilities:		
Noninterest-bearing deposits	$ 1,203	N/A
Term borrowings	754,521	N/A
Other liabilities	101	57,218
Total liabilities	$755,825	$57,218

Nonconsolidated Variable Interest Entities

Low Income Housing Partnerships. First Tennessee Housing Corporation ("FTHC"), a wholly-owned subsidiary, makes equity investments as a limited partner in various partnerships that sponsor affordable housing projects utilizing the Low Income Housing Tax Credit ("LIHTC") pursuant to Section 42 of the Internal Revenue Code. The purpose of these investments is to achieve a satisfactory return on capital and to support FHN's community reinvestment initiatives. The activities of the limited partnerships include the identification, development, and operation of multi-family housing that is leased to qualifying residential tenants generally within FHN's primary geographic region. LIHTC partnerships are considered VIEs because FTHC, as the holder of the equity investment at risk, does not have the ability to direct the activities that most significantly affect the performance of the entity through voting rights or similar rights. FTHC could absorb losses that are significant to the LIHTC partnerships as it has a risk of loss for its initial capital contributions and funding commitments to each partnership. The general partners are considered the primary beneficiaries because managerial functions give them the power to direct the activities that most significantly impact the partnerships' economic performance and the general partners are exposed to all losses beyond FTHC's initial capital contributions and funding commitments.

New Market Tax Credit LLCs. First Tennessee New Markets Corporation ("FTNMC"), a wholly-owned subsidiary of FTB, makes equity investments through wholly-owned subsidiaries as a limited member in various limited liability companies ("LLCs") that sponsor community development projects utilizing the New Market Tax Credit ("NMTC") pursuant to Section 45 of the Internal Revenue Code. The purpose of these investments is to achieve a satisfactory return on capital and to support FHN's community reinvestment initiatives. The activities of the LLCs include serving or providing investment capital for low-income communities within FHN's primary geographic region. A portion of the funding of FTNMC's investment in an NMTC LLC is obtained via a loan from an unrelated third-party that is typically a community development enterprise. The NMTC LLCs are considered VIEs because FTNMC, as the holder of the equity investment at risk, does not have the ability to direct the activities that most significantly affect the performance of the entity through voting rights or similar rights. While FTNMC could absorb losses that are significant to the NMTC LLCs as it has a risk of loss for its initial capital contributions, the managing members are considered the primary beneficiaries because managerial functions give them the power to direct the activities that most significantly impact the NMTC LLCs' economic performance and the managing members are exposed to all losses beyond FTNMC's initial capital contributions.

Small Issuer Trust Preferred Holdings. FTBNA holds variable interests in trusts which have issued mandatorily redeemable preferred capital securities ("trust preferreds") for smaller banking and insurance enterprises. FTBNA has no voting rights for the trusts' activities. The trusts' only assets are junior subordinated debentures of the issuing enterprises. The creditors of the trusts hold no recourse to the assets of FTBNA. These trusts meet the definition of a VIE because the holders of the equity investment at risk do not have the power through voting rights, or similar rights, to direct the activities that most significantly impact the trusts' economic performance. Based on the nature of the trusts' activities and the size of FTBNA's holdings, FTBNA could potentially receive benefits or absorb losses that are significant to the trusts regardless of whether a majority of a trust's securities are held by FTBNA. However, since FTBNA is solely a holder of the trusts' securities, it has no rights which would give it the power to direct the activities that most significantly impact the trusts' economic performance and thus it cannot be considered the primary beneficiary of the trusts. FTBNA has no contractual requirements to provide financial support to the trusts.

On-Balance Sheet Trust Preferred Securitization. In 2007, FTBNA executed a securitization of certain small issuer trust preferreds for which the underlying trust meets the definition of a VIE because the holders of the equity investment at risk do not have the power through voting rights, or similar rights, to direct the activities that most significantly impact the entity's economic performance. FTBNA could potentially receive benefits or absorb losses that are significant to the trust based on the size and priority of the interests it retained in the securities issued by the trust. However, since FTBNA did not retain servicing or other decision making rights, FTBNA is not the primary beneficiary as it does not have the power to direct the activities that most significantly impact the trust's economic performance. Accordingly, FTBNA has accounted for the funds received through the securitization as a term borrowing in its Consolidated Statements of Condition. FTBNA has no contractual requirement to provide financial support to the trust.

Proprietary Trust Preferred Issuances. FHN has previously issued junior subordinated debt totaling $309.3 million to First Tennessee Capital I ("Capital I") and First Tennessee Capital II ("Capital II"). In first quarter 2011, FHN redeemed all $103.1 million of the subordinated debentures issued to Capital I leaving balances of Capital II outstanding as of December 31, 2011. Capital I (as of December 31, 2010 only) and Capital II are considered VIEs because FHN's capital contributions to these trusts are not considered "at risk" in evaluating whether the holders of the equity investments at risk in the trusts have the power through voting rights, or similar rights, to direct the activities that most significantly impact the entities' economic performance. FHN cannot be the trusts' primary beneficiary because FHN's capital contributions to the trusts are not considered variable interests as they are not "at risk". Consequently, Capital I and Capital II are not consolidated by FHN.

Proprietary & Agency Residential Mortgage Securitizations. FHN holds variable interests in proprietary residential mortgage securitization trusts it established prior to 2008 as a source of liquidity for its mortgage banking operations. Except for recourse due to breaches of representations and warranties made by FHN in connection with the sale of the loans to the trusts, the creditors of the trusts hold no recourse to the assets of FHN. Additionally, FHN has no contractual requirements to provide financial support to the trusts. Based on their restrictive nature, the trusts are considered VIEs as the holders of equity at risk do not have the power through voting rights, or similar rights, to direct the activities that most significantly impact the trusts' economic performance. While FHN is assumed to have the power as servicer to most significantly impact the activities of such VIEs, in situations where FHN does not have the ability to participate in significant portions of a securitization trust's cash flows, it is not considered the primary beneficiary of the trust. Therefore, these trusts are not consolidated by FHN.

Prior to third quarter 2008, FHN transferred first lien mortgages to government agencies, or GSE, for securitization and retained MSR and other various interests in certain situations. Except for recourse due to breaches of standard representations and warranties made by FHN in connection with the sale of the loans to the trusts, the creditors of the trusts hold no recourse to the assets of FHN. Additionally, FHN has no contractual requirements to provide financial support to the trusts. The agencies' status as Master Servicer and the rights they hold consistent with their guarantees on the securities issued provide them with the power to direct the activities that most significantly impact the trusts' economic performance. Thus, such trusts are not consolidated by FHN as it is not considered the primary beneficiary even in situations where it could potentially receive benefits or absorb losses that are significant to the trusts.

In relation to certain agency securitizations, FHN purchased the servicing rights on the securitized loans from the loan originator and holds other retained interests. Based on their restrictive nature, the trusts meet the definition of a VIE since the holders of the equity investments at risk do not have the power through voting rights, or similar rights, to direct the activities that most significantly impact the trusts' economic performance. As the agencies serve as Master Servicer for the securitized loans and hold rights consistent with their guarantees on the securities issued, they have the power to direct the activities that most significantly impact the trusts' economic performance. Thus, FHN is not considered the primary beneficiary even in situations where it could potentially receive benefits or absorb losses that are significant to the trusts. FHN has no contractual requirements to provide financial support to the trusts.

Holdings & Short Positions in Agency Mortgage-Backed Securities. FHN holds securities issued by various agency securitization trusts. Based on their restrictive nature, the trusts meet the definition of a VIE since the holders of the equity investments at risk do not have the power through voting rights, or similar rights, to direct the activities that most significantly impact the entities' economic performance. FHN could potentially receive benefits or absorb losses that are significant to the trusts based on the nature of the trusts' activities and the size of FHN's holdings. However, FHN is solely a holder of the trusts' securities and does not have the power to direct the activities that most significantly impact the trusts' economic performance, and is not considered the primary beneficiary of the trusts. FHN has no contractual requirements to provide financial support to the trusts.

Commercial Loan Troubled Debt Restructurings. For certain troubled commercial loans, FTBNA restructures the terms of the borrower's debt in an effort to increase the probability of receipt of amounts contractually due. Following a troubled debt restructuring, the borrower entity typically meets the definition of a VIE as the initial determination of whether an entity is a VIE must be reconsidered and economic events have proven that the entity's equity is not sufficient to permit it to finance its activities without additional subordinated financial support or a restructuring of the terms of its financing. As FTBNA does not have the power to direct the activities that most significantly impact such troubled commercial borrowers' operations, it is not considered the primary beneficiary even in situations where, based on the size of the financing provided, FTBNA is exposed to potentially significant benefits and losses of the borrowing entity. FTBNA has no contractual requirements to provide financial support to the borrowing entities beyond certain funding commitments established upon restructuring of the terms of the debt that allows for preparation of the underlying collateral for sale.

Managed Discretionary Trusts. FHN serves as manager over certain discretionary trusts, for which it makes investment decisions on behalf of the trusts' beneficiaries in return for a reasonable management fee. The trusts meet the definition of a VIE since the holders of the equity investments at risk do not have the power, through voting rights or similar rights, to direct the activities that most significantly impact the entities' economic performance. The management fees FHN receives are not considered variable interests in the trusts as all of the requirements related to permitted levels of decision maker fees are met. Therefore, the VIEs are not consolidated by FHN because it is not the trusts' primary beneficiary. FHN has no contractual requirements to provide financial support to the trusts.

The following table summarizes FHN's nonconsolidated VIEs as of December 31, 2011:

(Dollars in thousands)

Type	Maximum Loss Exposure	Liability Recognized	Classification
Low income housing partnerships (a)(b)	$ 70,923	$ -	Other assets
New market tax credit LLCs (b)(c)	20,932	-	Other assets
Small issuer trust preferred holdings (d)	447,156	-	Loans, net of unearned income
On-Balance sheet trust preferred securitization	61,956	52,218	(e)
Proprietary Trust Preferred Issuances (f)	N/A	206,186	Term borrowings
Proprietary & agency residential mortgage securitizations	497,794	-	(g)
Holdings of agency mortgage-backed securities (d)	3,211,442	-	(h)
Short positions in agency mortgage-backed securities (f)	N/A	736	Trading liabilities
Commercial loan troubled debt restructurings (i)(j)	91,600	-	Loans, net of unearned income
Managed discretionary trusts (f)	N/A	N/A	N/A

(a) Maximum loss exposure represents $70.3 million of current investments and $.6 million of contractual funding commitments. Only the current investment amount is included in Other assets.
(b) A liability is not recognized because investments are written down over the life of the related tax credit.
(c) Maximum loss exposure represents current investment balance. $15.3 million of the initial investment was funded through loans from community development enterprises.
(d) Maximum loss exposure represents the value of current investments. A liability is not recognized as FHN is solely a holder of the trusts' securities.
(e) $112.5 million classified as Loans, net of unearned income, and $1.7 million classified as Trading securities which are offset by $52.2 million classified as Term borrowings.
(f) No exposure to loss due to the nature of FHN's involvement.
(g) Includes $79.4 million and $46.3 million classified as MSR and $11.8 million and $14.3 million classified as Trading securities related to proprietary and agency residential mortgage securitizations, respectively. Aggregate servicing advances of $345.9 million are classified as Other assets.
(h) Includes $443.3 million classified as Trading securities and $2.8 billion classified as Securities available for sale.
(i) Maximum loss exposure represents $89.9 million of current receivables and $1.7 million of contractual funding commitments on loans related to commercial borrowers involved in a troubled debt restructuring.
(j) A liability is not recognized as the loans are the only variable interests held in the troubled commercial borrowers' operations.

Note 24 ❑ Variable Interest Entities (continued)

The following table summarizes VIEs that are not consolidated by FHN as of December 31, 2010:

(Dollars in thousands)

Type	Maximum Loss Exposure	Liability Recognized	Classification
Low income housing partnerships (a)(b)	$ 88,923	$ -	Other assets
Small issuer trust preferred holdings (c)	465,157	-	Loans, net of unearned income
On-Balance sheet trust preferred securitization	62,920	51,241	(d)
Proprietary trust preferred issuances (e)	N/A	309,279	Term borrowings
Proprietary & agency residential mortgage securitizations	404,282	-	(f)
Holdings of agency mortgage-backed securities (c)	2,967,845	-	(g)
Short positions in agency mortgage-backed securities (e)	N/A	1,804	Trading liabilities
Commercial loan troubled debt restructurings (h)(i)	119,353	-	Loans, net of unearned income
Managed discretionary trusts (e)	N/A	N/A	N/A

(a) Maximum loss exposure represents $87.7 million of current investments and $1.3 million of contractual funding commitments. Only the current investment amount is included in Other Assets.
(b) A liability is not recognized because investments are written down over the life of the related tax credit.
(c) Maximum loss exposure represents the value of current investments. A liability is not recognized as FHN is solely a holder of the trusts' securities.
(d) $112.5 million was classified as Loans, net of unearned income, and $1.7 million was classified as Trading securities which are offset by $51.2 million classified as Term borrowings.
(e) No exposure to loss due to the nature of FHN's involvement.
(f) Includes $100.9 million and $75.2 million classified as Mortgage servicing rights and $14.0 million and $21.4 million classified as Trading securities related to proprietary and agency residential mortgage securitizations, respectively. Aggregate servicing advances of $262.5 million are classified as Other assets and is offset by aggregate custodial balances of $69.8 million classified as Noninterest-bearing deposits.
(g) Includes $329.1 million classified as Trading securities and $2.6 billion classified as Securities available for sale.
(h) Maximum loss exposure represents $115.5 million of current receivables and $3.8 million of contractual funding commitments on loans related to commercial borrowers involved in a troubled debt restructuring.
(i) A liability is not recognized as the loans are the only variable interests held in the troubled commercial borrowers' operations.

See other disclosures – Indemnification agreements and guarantees section of Note 18 – Contingencies and Other Disclosures for information regarding FHN's repurchase exposure for claims that FHN breached its standard representations and warranties made in connection with the sale of loans to proprietary and agency residential mortgage securitization trusts.

Note 25 ❑ Derivatives

In the normal course of business, FHN utilizes various financial instruments (including derivative contracts and credit-related agreements) through its legacy mortgage servicing operations, capital markets, and risk management operations, as part of its risk management strategy and as a means to meet customers' needs. These instruments are subject to credit and market risks in excess of the amount recorded on the balance sheet as required by GAAP. The contractual or notional amounts of these financial instruments do not necessarily represent credit or market risk. However, they can be used to measure the extent of involvement in various types of financial instruments. Controls and monitoring procedures for these instruments have been established and are routinely re-evaluated. The Asset/Liability Committee ("ALCO") monitors the usage and effectiveness of these financial instruments.

Credit risk represents the potential loss that may occur because a party to a transaction fails to perform according to the terms of the contract. The measure of credit exposure is the replacement cost of contracts with a positive fair value. FHN manages credit risk by entering into financial instrument transactions through national exchanges, primary dealers or approved counterparties, and using mutual margining and master netting agreements whenever possible to limit potential exposure. FHN also maintains collateral posting requirements with its counterparties to limit credit risk. With exchange-traded contracts, the credit risk is limited to the clearinghouse used. For non-exchange traded instruments, credit risk may occur when there is a gain in the fair value of the financial instrument and the counterparty fails to perform according to the terms of the contract and/or when the collateral proves to be of insufficient value. Market risk represents the potential loss due to the decrease in the value of a financial instrument caused primarily by changes in interest rates, mortgage loan prepayment speeds, or the prices of debt instruments. FHN manages market risk by establishing and monitoring limits on the types and degree of risk that may be undertaken. FHN continually measures this risk through the use of models that measure value-at-risk and earnings-at-risk.

Derivative Instruments. FHN enters into various derivative contracts both in a dealer capacity, to facilitate customer transactions, and also as a risk management tool. Where contracts have been created for customers, FHN enters into transactions with dealers to offset its risk exposure. Derivatives are also used as a risk management tool to hedge FHN's exposure to changes in interest rates or other defined market risks.

Derivative instruments are recorded on the Consolidated Statements of Condition as Other assets or Other liabilities measured at fair value. Fair value is defined as the price that would be received to sell a derivative asset or paid to transfer a derivative liability in an orderly transaction between market participants on the transaction date. Fair value is determined using available market information and appropriate valuation methodologies. For a fair value hedge, changes in the fair value of the derivative instrument and changes in the fair value of the hedged asset or liability are recognized currently in earnings. For a cash flow hedge, changes in the fair value of the derivative instrument, to the extent that it is effective, are recorded in accumulated other comprehensive income and subsequently reclassified to earnings as the hedged transaction impacts net income. Any ineffective portion of a cash flow hedge is recognized currently in earnings. For freestanding derivative instruments, changes in fair value are recognized currently in earnings. Cash flows from derivative contracts are reported as Operating activities on the Consolidated Statements of Cash Flows.

Interest rate forward contracts are over-the-counter contracts where two parties agree to purchase and sell a specific quantity of a financial instrument at a specified price, with delivery or settlement at a specified date. Futures contracts are exchange-traded contracts where two parties agree to purchase and sell a specific quantity of a financial instrument at a specified price, with delivery or settlement at a specified date. Interest rate option contracts give the purchaser the right, but not the obligation, to buy or sell a specified quantity of a financial instrument, at a specified price, during a specified period of time. Caps and floors are options that are linked to a notional principal amount and an underlying indexed interest rate. Interest rate swaps involve the exchange of interest payments at specified intervals between two parties without the exchange of any underlying principal. Swaptions are options on interest rate swaps that give the purchaser the right, but not the obligation, to enter into an interest rate swap agreement during a specified period of time.

On December 31, 2011 and 2010, respectively, FHN had $192.6 million and $160.8 million of cash receivables and $149.1 million and $145.5 million of cash payables related to collateral posting under master netting arrangements, inclusive of collateral posted related to contracts with adjustable collateral posting thresholds, with derivative counterparties. Certain of FHN's agreements with derivative counterparties contain provisions which require that FTBNA's debt maintain minimum credit ratings from specified credit rating agencies. If FTBNA's debt were to fall below these minimums, these provisions would be triggered, and the counterparties could terminate the agreements and request immediate settlement of all derivative contracts under the agreements. The net fair value, determined by individual counterparty, of all derivative instruments with credit-risk-related contingent accelerated termination provisions was $244.6 million of assets and $39.6 million of liabilities on December 31, 2011, and $189.5 million of assets and $37.8 million of liabilities on December 31, 2010. As of December 31, 2011, FHN had received collateral of $270.3 million and had received collateral of $216.8 million as of December 31, 2010. As of December 31, 2011 and 2010, FHN posted collateral of $36.8 million for both periods, in the normal course of business related to these contracts.

Additionally, certain of FHN's derivative agreements contain provisions whereby the collateral posting thresholds under the agreements adjust based on the credit ratings of both counterparties. If the credit rating of FHN and/or FTBNA is lowered, FHN would be required to post additional collateral with the counterparties. The net fair value, determined by individual counterparty, of all derivative instruments with adjustable collateral posting thresholds was $245.0 million of assets and $187.7 million of liabilities on December 31, 2011 and was $189.5 million of assets and $166.3 million of liabilities on December 31, 2010. As of December 31, 2011 and 2010, FHN had received collateral of $270.3 million and $216.8 million and posted collateral of $179.8 million and $159.6 million, respectively, in the normal course of business related to these agreements.

Legacy Mortgage Servicing Operations

Retained Interests
FHN revalues MSR to current fair value each month with changes in fair value included in servicing income in Mortgage banking noninterest income on the Consolidated Statements of Income. FHN hedges the MSR to minimize the effects of loss in value of MSR associated with increased prepayment activity that generally results from declining interest rates. In a rising interest rate environment, the value of the MSR generally will increase while the value of the hedge instruments will decline. FHN enters into interest rate contracts (potentially including swaps, swaptions, and mortgage forward purchase contracts) to hedge against the effects of changes in fair value of its MSR. Substantially all capitalized MSR are hedged for economic purposes.

FHN utilizes derivatives as an economic hedge (potentially including swaps, swaptions, and mortgage forward purchase contracts) to protect the value of its interest-only securities that change in value inversely to the movement of interest rates. Interest-only securities are included in Trading securities on the Consolidated Statements of Condition. Changes in the fair value of these derivatives and the hedged interest-only securities are recognized currently in earnings in Mortgage banking noninterest income as a component of servicing income on the Consolidated Statements of Income.

The following table summarizes FHN's derivatives associated with legacy mortgage servicing activities for the year ended December 31, 2011:

(Dollars in thousands)	Notional	Assets	Liabilities	Gains/(Losses)
Retained Interests Hedging				
Hedging Instruments:				
Forwards and Futures (a)(b)	$3,295,000	$ 32,709	$ 614	$ 35,851
Interest Rate Swaps and Swaptions (a)(b)	$1,781,000	$ 6,886	$30,582	$ 29,861
Hedged Items:				
Mortgage Servicing Rights (b)(c)	N/A	$140,619	N/A	$(27,474)
Other Retained Interests (b)(d)	N/A	$ 26,106	N/A	$ 2,568

(a) Assets included in the Other assets section of the Consolidated Statements of Condition. Liabilities included in the Other liabilities section of the Consolidated Statements of Condition.
(b) Gains/losses included in the Mortgage banking income section of the Consolidated Statements of Income.
(c) Assets included in the Mortgage servicing rights section of the Consolidated Statements of Condition.
(d) Assets included in the Trading securities section of the Consolidated Statements of Condition.

Note 25 ❑ Derivatives (continued)

The following table summarizes FHN's derivatives associated with legacy mortgage servicing activities for the year ended December 31, 2010:

(Dollars in thousands)	Notional	Assets	Liabilities	Gains/(Losses)
Retained Interests Hedging				
Hedging Instruments:				
Forwards and Futures (a)(b)	$3,243,000	$ 5,801	$ 9,090	$ 32,158
Interest Rate Swaps and Swaptions (a)(b)	$5,678,000	$ 36,693	$18,234	$ 74,804
Hedged Items:				
Mortgage Servicing Rights (b)(c)	N/A	$203,412	N/A	$(18,913)
Other Retained Interests (b)(d)	N/A	$ 35,436	N/A	$ 5,806

(a) Assets included in the Other assets section of the Consolidated Statements of Condition. Liabilities included in the Other liabilities section of the Consolidated Statements of Condition.
(b) Gains/losses included in the Mortgage banking income section of the Consolidated Statements of Income.
(c) Assets included in the Mortgage servicing rights section of the Consolidated Statements of Condition.
(d) Assets included in the Trading securities section of the Consolidated Statements of Condition.

Capital Markets

Capital markets trades U.S. Treasury, U.S. Agency, mortgage-backed, corporate and municipal fixed income securities, and other securities principally for distribution to customers. When these securities settle on a delayed basis, they are considered forward contracts. Capital markets also enters into interest rate contracts, including caps, swaps, and floors, for its customers. In addition, capital markets enters into futures and option contracts to economically hedge interest rate risk associated with a portion of its securities inventory. These transactions are measured at fair value, with changes in fair value recognized currently in Capital markets noninterest income. Related assets and liabilities are recorded on the Consolidated Statements of Condition as Other assets and Other liabilities. The FTN Financial Risk Committee and the Credit Risk Management Committee collaborate to mitigate credit risk related to these transactions. Credit risk is controlled through credit approvals, risk control limits, and ongoing monitoring procedures. Total trading revenues were $327.7 million and $390.1 million for the years ended December 31, 2011 and 2010, respectively. Total revenues are inclusive of both derivative and non-derivative financial instruments and are included in Capital markets noninterest income.

The following table summarizes FHN's derivatives associated with capital markets trading activities as of December 31, 2011 and 2010:

	2011		
(Dollars in thousands)	Notional	Assets	Liabilities
Customer Interest Rate Contracts	$1,484,514	$119,313	$ 3,275
Offsetting Upstream Interest Rate Contracts	1,484,514	3,275	119,314
Forwards and Futures Purchased	2,270,093	584	5,458
Forwards and Futures Sold	2,587,568	6,440	1,171

	2010		
(Dollars in thousands)	Notional	Assets	Liabilities
Customer Interest Rate Contracts	$1,666,711	$67,729	$ 4,400
Offsetting Upstream Interest Rate Contracts	1,666,711	4,400	67,729
Forwards and Futures Purchased	1,609,665	2,598	4,130
Forwards and Futures Sold	1,856,839	4,753	5,380

Interest Rate Risk Management

FHN's ALCO focuses on managing market risk by controlling and limiting earnings volatility attributable to changes in interest rates. Interest rate risk exists to the extent that interest-earning assets and liabilities have different maturity or repricing characteristics. FHN uses derivatives, including swaps, caps, options, and collars, that are designed to moderate the impact on earnings as interest rates change. FHN's interest rate risk management policy is to use derivatives to hedge interest rate risk or market value of assets or liabilities, not to speculate. In addition, FHN has entered into certain interest rate swaps and caps as a part of a product offering to commercial customers with customer derivatives paired with offsetting market instruments that, when completed, are designed to mitigate interest rate risk. These contracts do not qualify for hedge accounting and are measured at fair value with gains or losses included in current earnings in Noninterest expense on the Consolidated Statements of Income.

FHN has entered into pay floating, receive fixed interest rate swaps to hedge the interest rate risk of certain term borrowings totaling $904.0 million on both December 31, 2011 and 2010. These swaps have been accounted for as fair value hedges under the shortcut method. The balance sheet impact of these swaps was $99.2 million and $105.7 million in Other assets on December 31, 2011 and 2010, respectively. Interest paid or received for these swaps was recognized as an adjustment of the interest expense of the liabilities whose risk is being managed.

FHN has designated a derivative transaction in a hedging strategy to manage interest rate risk on its $500 million noncallable senior debt maturing in December 2015. This derivative qualifies for hedge accounting under ASC 815-20 using the long-haul method. FHN entered into a pay floating, receive fixed interest rate swap to hedge the interest rate risk on this debt. The balance sheet impact of this swap was $25.7 million and $4.1 million in Other assets on December 31, 2011 and 2010, respectively. There was no ineffectiveness related to this hedge. Interest paid or received for this swap was recognized as an adjustment of the interest expense of the liability whose risk is being managed.

FHN designates derivative transactions in hedging strategies to manage interest rate risk on subordinated debt related to its trust preferred securities. These qualify for hedge accounting under ASC 815-20 using the long-haul method. FHN entered into pay floating, receive fixed interest rate swaps to hedge the interest rate risk of certain subordinated debt totaling $200 million on both December 31, 2011 and 2010. This swap replaced the swap that was terminated in 2010 (see below) and re-hedged the subordinated debt with a new interest rate swap using the long-haul method of effectiveness assessment. The balance sheet impact of these swaps was $2.1 million in Other assets as of December 31, 2011 and $12.6 million in Other liabilities as of December 31, 2010. There was no ineffectiveness related to these hedges. Interest paid or received for these swaps was recognized as an adjustment of the interest expense of the liabilities whose risk is being managed. In 2010, FHN's counterparty called the swap associated with the $200 million of subordinated debt. Accordingly, hedge accounting was discontinued on the date of the settlement and the cumulative basis adjustments to the associated subordinated debt are being prospectively amortized as an adjustment to interest expense over its remaining term.

Note 25 ❑ Derivatives (continued)

The following table summarizes FHN's derivatives associated with interest rate risk management activities for the years ended December 31, 2011 and 2010:

	2011			
(Dollars in thousands)	**Notional**	**Assets**	**Liabilities**	**Gains/(Losses)**
Customer Interest Rate Contracts Hedging				
Hedging Instruments and Hedged Items:				
Customer Interest Rate Contracts (a)	$1,038,500	$ 69,650	$ 474	$ (3,333)
Offsetting Upstream Interest Rate Contracts (a)	$1,038,500	$ 474	$ 71,750	$ 3,078
Debt Hedging				
Hedging Instruments:				
Interest Rate Swaps (b)	$1,604,000	$126,968	N/A	$ 29,320
Hedged Items:				
Term Borrowings (b)	N/A	N/A	$1,604,000(c)	$(29,320)(d)

	2010			
(Dollars in thousands)	**Notional**	**Assets**	**Liabilities**	**Gains/(Losses)**
Customer Interest Rate Contracts Hedging				
Hedging Instruments and Hedged Items:				
Customer Interest Rate Contracts (a)	$1,051,220	$ 71,289	$ 535	$ 5,812
Offsetting Upstream Interest Rate Contracts (a)	$1,051,220	$ 535	$ 74,889	$ (5,913)
Debt Hedging				
Hedging Instruments:				
Interest Rate Swaps (b)	$1,604,000	$109,863	N/A	$ 20,241
Hedged Items:				
Term Borrowings (b)	N/A	N/A	$1,604,000(c)	$(20,241)(d)

(a) Gains/losses included in the Other expense section of the Consolidated Statements of Income.
(b) Gains/losses included in the All other income and commissions section of the Consolidated Statements of Income.
(c) Represents par value of term borrowings being hedged.
(d) Represents gains and losses attributable to changes in fair value due to interest rate risk as designated in ASC 815-20 hedging relationships.

FHN hedges held-to-maturity trust preferred loans with a principal balance of $196.3 million and $211.6 million as of December 31, 2011 and 2010, respectively, which have an initial fixed rate term of five years before conversion to a floating rate. FHN has entered into pay fixed, receive floating interest rate swaps to hedge the interest rate risk associated with this initial five year term. These hedge relationships qualify as fair value hedges under ASC 815-20. The impact of these swaps was $8.8 million and $17.2 million in Other liabilities on the Consolidated Statements of Condition as of December 31, 2011 and 2010, respectively. Interest paid or received for these swaps was recognized as an adjustment of the interest income of the assets whose risk is being hedged. Gains or losses are included in Other income and commissions on the Consolidated Statements of Income.

The following tables summarize FHN's derivative activities associated with these loans for the years ended December 31, 2011 and 2010:

	2011			
(Dollars in thousands)	**Notional**	**Assets**	**Liabilities**	**Gains/(Losses)**
Loan Portfolio Hedging				
Hedging Instruments:				
Interest Rate Swaps	$196,250	N/A	$8,809	$ 8,389
Hedged Items:				
Trust Preferred Loans (a)	N/A	$196,250(b)	N/A	$(8,361)(c)

Note 25 ❑ Derivatives (continued)

(Dollars in thousands)	2010 Notional	Assets	Liabilities	Gains/(Losses)
Loan Portfolio Hedging				
Hedging Instruments:				
Interest Rate Swaps	$211,583	N/A	$17,198	$ 2,023
Hedged Items:				
Trust Preferred Loans (a)	N/A	$211,583(b)	N/A	$(1,999)(c)

(a) Assets included in the Loans, net of unearned income section of the Consolidated Statements of Condition.
(b) Represents principal balance being hedged.
(c) Represents gains and losses attributable to changes in fair value due to interest rate risk as designated in ASC 815-20 hedging relationships.

Other Derivatives

In conjunction with the sale of a portion of its Visa Class B shares in December 2010, FHN and the purchaser entered into a derivative transaction whereby FHN will make, or receive, cash payments whenever the conversion ratio of the Visa Class B shares into Visa Class A shares is adjusted. As of December 31, 2010, the conversion ratio of Visa Class B shares to Visa Class A shares was approximately 51 percent. FHN determined that the initial fair value of the derivative was equal to a pro rata portion of the previously accrued contingent liability for Visa litigation matters attributable to the 440,000 Visa Class B shares sold. This amount was determined to be a liability of $1.0 million as of December 31, 2010. In March 2011, Visa deposited an additional $400 million into the litigation escrow account. As a result, the conversion ratio was adjusted to 49 percent and FHN made a cash payment to the counterparty of $.7 million during second quarter 2011. In December 2011, Visa deposited an additional $1.6 billion into the litigation account. As a result of the expected decline in the conversion ratio of the Visa Class B shares sold, FHN increased the derivative liability to $3.9 million as of December 31, 2011.

In September 2011, FHN sold 895,000 of its Visa Class B shares and also entered into a derivative transaction with the purchaser of these shares. FHN determined that the initial fair value of this derivative was a liability of $2.5 million as of September 30, 2011. The derivative liability was increased to $8.0 million as of December 31, 2011 as a result of the expected decline in the conversion ratio of the Visa Class B shares sold due to Visa's December 2011 escrow funding.

The conversion ratio of Visa Class B shares to Visa Class A shares was adjusted to 43 percent in February 2012 effective as of December 29, 2011.

In 2011, FHN began using cross currency swaps and cross currency interest rate swaps to economically hedge its exposure to foreign currency risk and interest rate risk associated with $.8 million of non-U.S dollar denominated loans. As of December 31, 2011, the balance sheet impact and the gains/losses associated with these derivatives were not material.

Note 26 ❑ Restructuring, Repositioning, and Efficiency

Beginning in 2007, FHN conducted a company-wide review of business practices with the goal of improving its overall profitability and productivity. Such reviews continue throughout the organization. Since 2007, in order to redeploy capital to higher-return businesses, FHN exited or sold non-strategic businesses, eliminated layers of management, and consolidated functional areas.

Generally, restructuring, repositioning, and efficiency charges related to exited businesses are included in the non-strategic segment while charges related to corporate-driven actions are included in the corporate segment. Net costs recognized by FHN in 2011 related to restructuring, repositioning, and efficiency activities were $26.9 million. Of this amount, $18.6 million represented exit costs that were accounted for in accordance with the Exit or Disposal Cost Obligations Topic of the FASB Accounting Standards Codification ("ASC 420"). Significant expenses recognized in 2011 resulted from the following actions:

- Severance and other employee costs of $16.6 million primarily related to efficiency initiatives within corporate and bank services functions which are classified as Employee compensation, incentives, and benefits within noninterest expense.
- Goodwill impairment of $10.1 million related to the contracted sale of FHI which is reflected in Income/(loss) from discontinued operations, net of tax.
- Gain on divestiture of $9.4 million relating to the sale of Msaver which is reflected in Income/(loss) from discontinued operations, net of tax.
- Loss of $9.0 million related to the cancellation of a technology services contract which is reflected in All other expense.

Net costs recognized by FHN in 2010 related to restructuring, repositioning, and efficiency activities were $17.2 million. Of this amount, $9.5 million represented exit costs that were accounted for in accordance with ASC 420. Significant expenses recognized in 2010 resulted from the following actions:

- Severance and other employee costs of $5.6 million primarily related to the exit of the institutional equity research business and the 2009 sale of Louisville remittance processing operations.
- Goodwill impairment of $3.3 million related to the exit of the institutional equity research business which is reflected in Income/(loss) from discontinued operations, net of tax.
- Lease abandonment expense of $2.3 million primarily related to the closure of the institutional equity research business.
- Loss of $4.1 million related to asset impairments which is reflected in All other expense.

Net costs recognized by FHN in 2009 related to restructuring, repositioning, and efficiency activities were $51.9 million. Of this amount, $12.4 million represented exit costs that were accounted for in accordance with ASC 420. Significant expenses recognized in 2009 resulted from the following actions:

- Severance and related employee costs of $5.6 million related to discontinuation of national lending operations and the sales and closures of FERP and the Atlanta insurance business.
- Loss on divestitures of $9.2 million related to the FERP and Atlanta insurance transactions.
- Loss of $13.4 million related to cancellation of an external services contract which is reflected in All other expense.
- Goodwill impairment of $14.3 million related to agreement to sell FTN ECM and $2.3 million related to the closure of the remaining Atlanta insurance business which is reflected in Income/(loss) from discontinued operations, net of tax.

Settlement of the obligations arising from current initiatives will be funded from operating cash flows. The effect of suspending depreciation on assets held-for-sale was immaterial to FHN's results of operations for all periods. Due to the broad nature of the actions being taken, substantially all components of expense have benefitted from past efficiency initiatives and are expected to benefit from the current efficiency initiatives.

Note 26 ❑ Restructuring, Repositioning, and Efficiency (continued)

Activity in the restructuring and repositioning liability for the years ended December 31, 2011, 2010, and 2009 is presented in the following table, along with other restructuring and repositioning expenses recognized.

(Dollars in thousands)	**2011**		2010		2009	
	Expense	**Liability**	Expense	Liability	Expense	Liability
Beginning balance	**$ -**	**$ 9,108**	$ -	$15,903	$ -	$24,167
Severance and other employee related costs	**16,614**	**16,614**	5,638	5,638	5,612	5,612
Facility consolidation costs	**1,909**	**1,909**	2,348	2,348	6,511	6,511
Other exit costs, professional fees, and other	**108**	**108**	1,468	1,468	322	322
Total accrued	**18,631**	**27,739**	9,454	25,357	12,445	36,612
Payments related to:						
Severance and other employee related costs		**11,464**		8,440		9,840
Facility consolidation costs		**2,457**		3,939		8,868
Other exit costs, professional fees, and other		**111**		1,394		874
Accrual reversals		**1,681**		2,476		1,127
Restructuring and repositioning reserve balance		**$12,026**		$ 9,108		$15,903
Other restructuring and repositioning expense:						
Mortgage banking expense on servicing sales	**-**		1,532		548	
(Gains)/losses on divestitures	**(11,361)**		-		9,183	
Impairment of premises and equipment	**478**		4,086		2,873	
Impairment of intangible assets	**10,100**		3,348		16,753	
Impairment of other assets	**-**		267		10,124	
Other	**9,040**		(1,466)		-	
Total other restructuring and repositioning expense	**8,257**		7,767		39,481	
Total restructuring and repositioning charges	**$ 26,888**		$17,221		$51,926	

Certain previously reported amounts have been reclassified to agree with current presentation.

FHN began initiatives related to restructuring in second quarter 2007. Consequently, the following table presents cumulative amounts incurred to date through December 31, 2011 for costs associated with FHN's restructuring, repositioning, and efficiency initiatives:

(Dollars in thousands)	Expense
Severance and other employee related costs	$ 77,796
Facility consolidation costs	40,650
Other exit costs, professional fees, and other	19,054
Other restructuring and repositioning expense:	
Loan portfolio divestiture	7,672
Mortgage banking expense on servicing sales	21,175
Net loss on divestitures	1,147
Impairment of premises and equipment	22,375
Impairment of intangible assets	48,231
Impairment of other assets	40,492
Other	7,574
Total restructuring and repositioning charges incurred to date as of December 31, 2011	$286,166

Certain previously reported amounts have been reclassified to agree with current presentation.

Note 27 ❑ Parent Company Financial Information

Following are condensed statements of the parent company:

Statements of Condition	Year Ended December 31	
(Dollars in thousands)	**2011**	2010
Assets:		
Cash	**$ 16,816**	$ 219,287
Interest-bearing cash	**165,000**	112,896
Securities available for sale	**6,726**	6,901
Notes receivable	**3,700**	3,700
Allowance for loan losses	**(3,700)**	(823)
Investments in subsidiaries:		
Bank	**3,268,359**	3,203,991
Non-bank	**17,476**	20,042
Other assets	**208,613**	187,247
Total assets	**$3,682,990**	$3,753,241
Liabilities and equity:		
Other short-term borrowings	**$ 28,100**	$ 4,800
Accrued employee benefits and other liabilities	**121,599**	141,605
Term borrowings	**848,654**	928,831
Total liabilities	**998,353**	1,075,236
Total equity	**2,684,637**	2,678,005
Total liabilities and equity	**$3,682,990**	$3,753,241

Statements of Income	Year Ended December 31		
(Dollars in thousands)	**2011**	2010	2009
Dividend income:			
Bank	**$100,000**	$ 300,000	$ -
Non-bank	**907**	1,531	1,261
Total dividend income	**100,907**	301,531	1,261
Interest income	**176**	340	570
Other income	**6,392**	1,761	1,494
Total income	**107,475**	303,632	3,325
Provision for loan losses	**2,877**	-	823
Interest expense:			
Short-term debt	**283**	290	298
Term borrowings	**22,626**	11,713	12,166
Total interest expense	**22,909**	12,003	12,464
Compensation, employee benefits and other expense	**36,053**	33,476	33,398
Total expense	**61,839**	45,479	46,685
Income/(loss) before income taxes	**45,636**	258,153	(43,360)
Income tax benefit	**(21,127)**	(13,078)	(20,514)
Income/(loss) before equity in undistributed net income of subsidiaries	**66,763**	271,231	(22,846)
Equity in undistributed net income/(loss) of subsidiaries:			
Bank	**64,113**	(220,800)	(247,205)
Non-bank	**320**	(230)	214
Net income/(loss) attributable to the controlling interest	**$131,196**	$ 50,201	$(269,837)

Note 27 ❑ Parent Company Financial Information (continued)

Statements of Cash Flows	Year Ended December 31		
(Dollars in thousands)	**2011**	2010	2009
Operating activities:			
Net income/(loss)	**$ 131,196**	$ 50,201	$(269,837)
Less undistributed net loss of subsidiaries	**64,433**	(221,030)	(246,991)
Income/(loss) before undistributed net income of subsidiaries	**66,763**	271,231	(22,846)
Adjustments to reconcile income to net cash provided by operating activities:			
Deferred income tax provision/(benefit)	**-**	-	764
Depreciation, amortization, and other	**4,396**	4,201	5,131
Stock-based compensation expense	**12,996**	6,797	5,821
Net (increase)/decrease in interest receivable and other assets	**(12,999)**	26,439	(2,962)
Net decrease in interest payable and other liabilities	**(7,993)**	155	(507)
Total adjustments	**(3,600)**	37,592	8,247
Net cash provided/(used) by operating activities	**63,163**	308,823	(14,599)
Investing activities:			
Securities:			
Sales and prepayments	**699**	20	-
Purchases	**(149)**	(410)	(3,000)
Decrease/(increase) in interest-bearing cash	**(52,104)**	48,103	79,963
Return on investment in subsidiary	**2,170**	49	700
Net cash provided/(used) by investing activities	**(49,384)**	47,762	77,663
Financing activities:			
Preferred stock:			
Repayment of preferred equity – CPP	**-**	(866,540)	-
Cash dividends	**-**	(47,780)	(43,447)
Common stock:			
Repurchase of common stock warrants - CPP	**(79,700)**	-	-
Exercise of stock options	**-**	93	3
Proceeds from issuance of common stock	**-**	263,103	-
Cash dividends	**(7,944)**	-	-
Repurchase of shares	**(45,111)**	(1,345)	(392)
Term borrowings:			
Proceeds from issuance of term borrowings	**-**	496,345	-
Repayment of term borrowings	**(103,093)**	-	-
(Decrease)/increase in short-term borrowings	**23,300**	1,000	(13,030)
Repayment of advance from subsidiary	**(3,700)**	-	-
Other	**(2)**	(1)	80
Net cash (used)/provided by financing activities	**(216,250)**	(155,125)	(56,786)
Net increase/(decrease) in cash and cash equivalents	**(202,471)**	201,460	6,278
Cash and cash equivalents at beginning of year	**219,287**	17,827	11,549
Cash and cash equivalents at end of year	**$ 16,816**	$ 219,287	$ 17,827
Total interest paid	**$ 26,517**	$ 10,966	$ 12,246
Total income taxes paid	**4,998**	1,713	99,090

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CONSOLIDATED HISTORICAL STATEMENTS OF INCOME (Unaudited)

(Dollars in millions except per share data)	**2011**	2010	2009	2008	2007	2006	Growth Rates 11/10	Growth Rates 11/06**
Interest income:								
Interest and fees on loans	**$ 654.4**	$ 697.9	$ 769.7	$1,153.5	$1,621.9	$1,591.0	(6.2)%	(16.3)%
Interest on investment securities	**118.1**	114.3	141.9	162.3	188.7	188.1	3.3%	(8.9)%
Interest on loans held for sale	**15.9**	18.7	25.8	151.6	253.6	288.2	(15.0)%	(44.0)%
Interest on trading securities inventory	**43.2**	46.4	53.2	114.6	174.2	171.1	(6.9)%	(24.1)%
Interest on other earning assets	**.8**	2.9	2.4	24.7	67.5	90.7	(72.4)%	(61.2)%
Total interest income	**832.4**	880.2	993.0	1,606.7	2,305.9	2,329.1	(5.4)%	(18.6)%
Interest expense:								
Interest on deposits:								
Savings	**27.0**	31.3	38.9	79.9	115.9	88.5	(13.7)%	(21.1)%
Time deposits	**29.3**	38.6	60.9	101.2	136.6	120.3	(24.1)%	(24.6)%
Other interest-bearing deposits	**6.2**	8.8	5.0	13.8	25.9	24.5	(29.5)%	(24.0)%
Certificates of deposit $100,000 and more	**9.8**	13.0	27.7	76.3	369.3	493.2	(24.6)%	(54.3)%
Interest on trading liabilities	**15.0**	18.1	20.9	33.2	51.5	76.1	(17.1)%	(27.7)%
Interest on short-term borrowings	**5.8**	7.4	13.0	189.6	294.1	248.9	(21.6)%	(52.9)%
Interest on term borrowings	**38.5**	32.2	50.1	217.6	372.0	280.7	19.6%	(32.8)%
Total interest expense	**131.6**	149.4	216.5	711.6	1,365.3	1,332.2	(11.9)%	(37.1)%
Net interest income	**700.8**	730.8	776.5	895.1	940.6	996.9	(4.1)%	(6.8)%
Provision for loan losses	**44.0**	270.0	880.0	1,080.0	272.8	83.1	(83.7)%	(11.9)%
Net interest income/(loss) after provision for loan losses	**656.8**	460.8	(103.5)	(184.9)	667.8	913.8	42.5%	(6.4)%
Noninterest income:								
Capital markets	**355.3**	424.0	632.1	483.5	284.2	320.0	(16.2)%	2.1%
Mortgage banking	**90.6**	167.4	235.5	518.0	69.5	370.6	(45.9)%	(24.6)%
Deposit transactions and cash management	**134.1**	143.2	162.5	178.3	174.9	168.4	(6.4)%	(4.5)%
Trust services and investment management	**25.0**	25.7	26.2	29.4	34.7	34.0	(2.7)%	(6.0)%
Brokerage management fees and commissions	**23.5**	24.5	26.9	32.1	37.7	37.0	(4.1)%	(8.7)%
Insurance commissions	**3.6**	3.6	4.9	6.7	8.6	11.5	*	(20.7)%
Debt securities gains/(losses), net	**.8**	.4	-	.8	6.3	(75.9)	NM	NM
Equity securities gains/(losses), net	**35.4**	10.5	(1.2)	65.3	(7.5)	10.3	NM	28.0%
Gains/(losses) on divestitures	**-**	-	(1.7)	(19.0)	15.7	-	*	*
All other income and commissions	**117.7**	133.4	149.2	143.2	159.8	180.4	(11.8)%	(8.2)%
Total noninterest income	**786.0**	932.7	1,234.4	1,438.3	783.9	1,056.3	(15.7)%	(5.7)%
Adjusted gross income after provision for loan losses	**1,442.8**	1,393.5	1,130.9	1,253.4	1,451.7	1,970.1	3.5%	(6.0)%
Noninterest expense:								
Employee compensation, incentives, and benefits	**610.2**	672.0	755.2	905.8	908.1	954.6	(9.2)%	(8.6)%
Repurchase and foreclosure provision	**159.6**	189.8	147.8	29.5	17.2	3.3	(15.9)%	NM
Foreclosed real estate	**22.1**	24.9	66.2	21.5	7.6	2.7	(11.2)%	52.3%
Legal and professional fees	**69.6**	61.9	65.6	61.9	52.4	40.6	12.4%	11.4%
Occupancy	**53.6**	57.7	62.2	101.7	127.2	112.9	(7.1)%	(13.8)%
Operations services	**50.3**	59.1	62.0	72.2	69.0	64.9	(14.9)%	(5.0)%
FDIC premium expense	**28.3**	37.1	46.3	14.7	3.3	3.2	(23.7)%	54.6%
Contract employment and outsourcing	**41.9**	28.5	36.0	33.3	21.3	27.2	47.0%	9.0%
Equipment rentals, depreciation, and maintenance	**32.9**	28.4	33.8	55.9	71.3	71.9	15.8%	(14.5)%
Communications and courier	**19.1**	22.1	26.5	37.6	41.6	46.7	(13.6)%	(16.4)%
Computer software	**34.7**	30.4	26.7	30.0	53.7	34.0	14.1%	0.4%
Miscellaneous loan costs	**4.7**	12.4	23.0	38.2	12.8	12.1	(62.1)%	(17.2)%
Amortization of intangible assets	**4.0**	4.1	4.3	6.2	8.4	8.0	(2.4)%	(12.9)%
Goodwill impairment	**-**	-	-	-	84.1	-	*	*
All other expense	**162.0**	113.4	181.2	171.0	263.3	238.1	42.9%	(7.4)%
Total noninterest expense	**1,293.0**	1,341.8	1,536.8	1,579.5	1,741.3	1,620.2	(3.6)%	(4.4)%
Income/(loss) before income taxes	**149.8**	51.7	(405.9)	(326.1)	(289.6)	349.9	NM	(15.6)%
Provision/(benefit) for income taxes	**15.8**	(21.2)	(170.7)	(153.5)	(138.2)	82.9	NM	(28.2)%
Income/(loss) from continuing operations	**134.0**	72.9	(235.2)	(172.6)	(151.4)	267.0	83.8%	(12.9)%
Income/(loss) from discontinued operations, net of tax	**8.6**	(11.3)	(23.2)	(5.4)	0.1	212.7	NM	(47.4)%
Income/(loss) before cumulative effect of changes in accounting principle	**142.6**	61.6	(258.4)	(178.0)	(151.3)	479.7	NM	(21.5)%
Cumulative effect of changes in accounting principle, net of tax	**-**	-	-	-	-	1.4	*	NM
Net income/(loss)	**142.6**	61.6	(258.4)	(178.0)	(151.3)	481.1	NM	(21.6)%
Net income attributable to noncontrolling interest	**11.4**	11.4	11.4	14.0	18.8	18.2	*	(8.9)%
Net income/(loss) attributable to controlling interest	**131.2**	50.2	(269.8)	(192.0)	(170.1)	462.9	NM	(22.3)%
Preferred stock dividends	**-**	108.0	59.6	7.4	-	-	NM	*
Net income/(loss) available to common shareholders	**$ 131.2**	$ (57.8)	$ (329.4)	$ (199.4)	$ (170.1)	$ 462.9	NM	(22.3)%
Fully taxable equivalent adjustment	**$ 6.0**	$ 2.8	$ 1.1	$ 1.4	$ 0.7	$ 1.2	NM	38.0%
Earnings/(loss) per common share from continuing operations	**$ 0.47**	$ (0.20)	$ (1.31)	$ (0.94)	$ (1.13)	$ 1.67	NM	(22.4)%
Diluted earnings/(loss) per common share from continuing operations	**$ 0.47**	$ (0.20)	$ (1.31)	$ (0.94)	$ (1.13)	$ 1.62	NM	(21.9)%
Earnings/(loss) per share available to common shareholders	**$ 0.50**	$ (0.25)	$ (1.41)	$ (0.96)	$ (1.13)	$ 3.10	NM	(30.6)%
Diluted earnings/(loss) per share available to common shareholders	**$ 0.50**	$ (0.25)	$ (1.41)	$ (0.96)	$ (1.13)	$ 3.01	NM	(30.2)%

Certain previously reported amounts have been reclassified to agree with current presentation.
NM – not meaningful
* Amount is less than one percent.
** *Compound annual growth rate.*

CONSOLIDATED AVERAGE BALANCE SHEETS AND RELATED YIELDS AND RATES (Unaudited)

(Fully taxable equivalent) *(Dollars in millions)*	2011 Average Balance	2011 Interest Income/ Expense	2011 Average Yields/ Rates	2010 Average Balance	2010 Interest Income/ Expense	2010 Average Yields/ Rates	Average Balance Growth 11/10
Assets:							
Earning assets:							
Loans, net of unearned income (a)	**$16,056.8**	**$660.0**	**4.11%**	$17,131.8	$700.3	4.09%	(6.3)%
Loans held for sale	**376.0**	**15.9**	**4.23**	462.3	18.8	4.06	(18.7)%
Investment securities:							
U.S. treasuries	**57.8**	**.4**	**.59**	73.2	.5	.68	(21.0)%
U.S. government agencies	**2,880.6**	**108.0**	**3.75**	2,280.6	103.9	4.56	26.3%
States and municipalities	**21.7**	**.6**	**2.85**	41.5	.6	1.40	(47.7)%
Other	**222.8**	**9.3**	**4.19**	255.6	9.5	3.72	(12.8)%
Total investment securities	**3,182.9**	**118.3**	**3.72**	2,650.9	114.5	4.32	20.1%
Capital markets securities inventory	**1,215.5**	**40.4**	**3.33**	1,107.0	42.3	3.82	9.8%
Mortgage banking trading securities	**31.0**	**3.1**	**9.97**	45.3	4.4	9.75	(31.6)%
Other earning assets:							
Federal funds sold and securities purchased under agreements to resell	**634.6**	**(.1)**	**(.02)**	592.6	.5	.09	7.1%
Interest-bearing cash	**462.3**	**.9**	**.20**	970.3	2.3	.24	(52.4)%
Total other earning assets	**1,096.9**	**.8**	**.07**	1,562.9	2.8	.18	(29.8)%
Total earning assets	**21,959.1**	**838.5**	**3.82**	22,960.2	883.1	3.85	(4.4)%
Allowance for loan losses	**(535.4)**			(805.5)			(33.5)%
Cash and due from banks	**344.6**			371.2			(7.2)%
Capital markets receivables	**117.4**			153.1			(23.3)%
Premises and equipment, net	**324.2**			312.3			3.8%
Other assets	**2,523.7**			2,686.1			(6.0)%
Total assets/Interest income	**$24,733.6**	**$838.5**		$25,677.4	$883.1		(3.7)%
Liabilities and shareholders' equity:							
Interest-bearing liabilities:							
Interest-bearing deposits:							
Savings	**$ 6,387.5**	**$ 27.0**	**.42%**	$ 5,507.4	$ 31.3	.57%	16.0%
Time deposits	**1,277.2**	**29.3**	**2.29**	1,594.6	38.6	2.42	(19.9)%
Other interest bearing deposits	**2,808.2**	**6.2**	**.22**	3,099.9	8.8	.29	(9.4)%
Total interest-bearing core deposits	**10,472.9**	**62.5**	**.60**	10,201.9	78.7	.77	2.7%
Certificates of deposit $100,000 and more	**539.8**	**9.8**	**1.82**	578.4	13.0	2.25	(6.7)%
Federal funds purchased and securities sold under agreements to repurchase	**2,159.9**	**5.0**	**.23**	2,615.5	6.2	.24	(17.4)%
Capital markets trading liabilities	**609.8**	**15.0**	**2.45**	547.4	18.1	3.30	11.4%
Other short-term borrowings	**290.3**	**.8**	**.29**	227.8	1.3	.56	27.5%
Term borrowings	**2,582.6**	**38.5**	**1.49**	2,915.1	32.2	1.10	(11.4)%
Total interest-bearing liabilities	**16,655.3**	**131.6**	**.79**	17,086.1	149.5	.87	(2.5)%
Noninterest-bearing deposits	**4,514.3**			4,424.0			2.0%
Capital markets payables	**82.6**			103.2			(20.0)%
Other liabilities	**776.3**			772.1			0.5%
Total liabilities	**22,028.5**			22,385.4			(1.6)%
Shareholders' equity	**2,409.9**			2,996.8			(19.6)%
Noncontrolling interest (Note 12)	**295.2**			295.2			*
Total equity	**2,705.1**			3,292.0			(17.8)%
Total liabilities and equity/Interest expense	**$24,733.6**	**$131.6**		$25,677.4	$149.5		(3.7)%
Net interest income-tax equivalent basis/Yield		**$706.9**	**3.22%**		$733.6	3.20%	
Fully taxable equivalent adjustment		**(6.1)**			(2.8)		
Net interest income		**$700.8**			$730.8		
Net interest spread			**3.03%**			2.98%	
Effect of interest-free sources used to fund earning assets			**.19**			.22	
Net interest margin			**3.22%**			3.20%	

Certain previously reported amounts have been reclassified to agree with current presentation.
Yields and corresponding income amounts are adjusted to a fully taxable equivalent. Earning assets yields are expressed net of unearned income. Rates are expressed net of unamortized debenture cost for long-term debt. Net interest margin is computed using total net interest income.

2009			2008			2007			2006			Average Balance Growth
Average Balance	Interest Income/ Expense	Average Yields/ Rates	Average Balance	Interest Income/ Expense	Average Yields/ Rates	Average Balance	Interest Income/ Expense	Average Yields/ Rates	Average Balance	Interest Income/ Expense	Average Yields/ Rates	11/06 (b)
$19,579.3	$770.3	3.93%	$21,660.7	$1,154.1	5.33%	$22,106.7	$1,622.3	7.34%	$21,504.2	$1,591.4	7.40%	(5.7)%
546.8	25.8	4.72	2,588.0	151.6	5.86	3,876.2	253.6	6.54	4,336.6	288.2	6.64	(38.7)%
50.1	.9	1.86	46.7	1.1	2.30	99.0	4.8	4.83	56.8	2.7	4.72	0.4%
2,446.6	130.4	5.33	2,618.9	146.0	5.57	3,033.2	172.0	5.67	3,161.5	173.3	5.48	(1.8)%
51.9	1.1	2.10	37.8	1.8	4.92	1.8	-	.90	1.9	-	1.26	62.8%
303.5	9.7	3.18	260.6	13.9	5.32	246.2	12.0	4.89	261.3	12.8	4.90	(3.1)%
2,852.1	142.1	4.98	2,964.0	162.8	5.49	3,380.2	188.8	5.59	3,481.5	188.8	5.42	(1.8)%
974.2	36.9	3.79	1,519.3	69.5	4.57	2,172.9	115.0	5.29	2,394.0	127.5	5.33	(12.7)%
131.9	16.5	12.47	350.5	45.5	12.98	483.9	59.4	12.28	403.0	43.7	10.84	(40.1)%
675.1	1.0	.14	1,175.7	23.0	1.96	1,355.0	65.7	4.85	1,892.5	89.2	4.71	(19.6)%
614.4	1.4	.23	168.0	1.6	.98	30.5	1.8	5.97	30.5	1.5	4.92	72.2%
1,289.5	2.4	.18	1,343.7	24.6	1.84	1,385.5	67.5	4.88	1,923.0	90.7	4.72	(10.6)%
25,373.8	994.0	3.92	30,426.2	1,608.1	5.29	33,405.4	2,306.6	6.91	34,042.3	2,330.3	6.83	(8.4)%
(955.6)			(563.1)			(234.1)			(204.7)			(21.2)%
436.7			653.9			821.5			787.4			(15.2)%
202.9			294.7			156.8			173.1			(7.5)%
325.2			359.4			433.7			432.3			(5.6)%
2,764.8			3,251.6			3,592.1			3,534.2			(6.5)%
$28,147.8	$994.0		$34,422.7	$1,608.1		$38,175.4	$2,306.6		$38,764.6	$2,330.3		(8.6)%
$ 4,507.8	$ 38.9	.86%	$ 4,274.9	$ 79.9	1.87%	$ 3,567.6	$ 115.9	3.24%	$ 3,191.4	$ 88.5	2.77%	14.9%
2,163.1	60.9	2.81	2,549.7	101.2	3.97	2,909.0	136.6	4.69	2,795.3	120.3	4.30	(14.5)%
2,030.9	5.0	.25	1,816.8	13.9	.73	1,845.6	25.9	1.40	1,848.1	24.5	1.32	8.7%
8,701.8	104.8	1.20	8,641.4	195.0	2.25	8,322.2	278.4	3.34	7,834.8	233.3	2.98	6.0%
1,369.2	27.7	2.02	2,012.0	76.3	3.79	6,892.3	369.3	5.36	9,747.7	493.2	5.06	(43.9)%
2,486.3	5.2	.21	3,414.3	69.8	2.05	4,853.6	229.1	4.73	4,562.9	208.9	4.58	(13.9)%
536.2	20.9	3.89	702.4	33.2	4.73	950.6	51.5	5.42	1,338.9	76.1	5.68	(14.6)%
2,663.0	7.6	.29	5,138.5	119.7	2.33	1,345.7	65.0	4.81	795.0	40.0	5.04	(18.2)%
3,506.9	50.2	1.43	6,108.6	217.6	3.56	6,567.7	372.0	5.66	5,062.4	280.7	5.54	(12.6)%
19,263.4	216.4	1.12	26,017.2	711.6	2.74	28,932.1	1,365.3	4.72	29,341.7	1,332.2	4.54	(10.7)%
4,485.0			4,267.5			5,099.3			5,169.2			(2.7)%
139.9			269.5			179.3			231.8			(18.6)%
807.4			937.9			1,245.9			1,303.6			(9.8)%
24,695.7			31,492.1			35,456.6			36,046.3			(9.4)%
3,156.9			2,635.4			2,423.5			2,423.0			(.1)%
295.2			295.2			295.3			295.3			*
3,452.1			2,930.6			2,718.8			2,718.3			(.1)%
$28,147.8	$216.4		$34,422.7	$ 711.6		$38,175.4	$1,365.3		$38,764.6	$1,332.2		(8.6)%
	$777.6	3.06%		$ 896.5	2.95%		$ 941.3	2.82%		$ 998.1	2.93%	
	(1.1)			(1.4)			(.7)			(1.2)		
	$776.5			$ 895.1			$ 940.6			$ 996.9		
		2.80%			2.55%			2.19%			2.29%	
		.26			.40			.63			.64	
		3.06%			2.95%			2.82%			2.93%	

* Amount less than one percent.
* NM - not meaningful
(a) Includes loans on nonaccrual status.
(b) Compound annual growth rate.

Total Shareholder Return Performance Graph

Notwithstanding anything to the contrary set forth in any of our previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings by reference, including this annual report, in whole or in part, the following Total Shareholder Return Performance Graph shall not be incorporated by reference into any such filings.

The following graph compares the yearly percentage change in our cumulative total shareholder return with returns based on the Standard and Poor's 500 Index and the Keefe, Bruyette & Woods Regional Bank Index.



Total Shareholder Return
2006-2011
$140
$120
$100
$80
$60
$40
$20
$0
2006
2007
2008
2009
2010
2011
First Horizon National Corp
S&P 500 Index
KBW Regional Bank Index

	2006	2007	2008	2009	2010	2011
First Horizon National Corp	$100.00	$127.83	$ 88.90	$91.26	$98.45	$ 72.46
S&P 500 Index	100.00	113.62	117.63	72.36	89.33	100.75
KBW Regional Bank Index	100.00	84.92	82.40	78.44	93.28	86.94

Source: SNL

The preceding graph assumes $100 is invested on December 31, 2006 and dividends are reinvested. For purposes of this graph, the impact of stock dividends distributed by FHN in 2008, 2009, 2010 and 2011 has been excluded. Returns are market-capitalization weighted.

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CORPORATE OFFICERS

As of March 1, 2012

THOMAS C. ADAMS JR.
Executive Vice President
Funds Management
Corporate Treasurer

CLYDE A. BILLINGS JR.
Senior Vice President,
Assistant General Counsel and
Corporate Secretary

JOHN M. DANIEL
Executive Vice President
Chief Human Resources Officer

D. BRYAN JORDAN
Chairman of the Board,
President and Chief Executive Officer

JEFF L. FLEMING
Executive Vice President
Chief Accounting Officer

GREGORY D. JARDINE
Executive Vice President
Chief Credit Officer

MICHAEL E. KISBER
President
FTN Financial

WILLIAM C. LOSCH III
Executive Vice President
Chief Financial Officer

CHRISTINE B. MUNSON
Executive Vice President –
Corporate Banking

DAVID T. POPWELL
Executive Vice President –
Regional Banking and
Banking Chief Operating Officer

CHARLES T. TUGGLE JR.
Executive Vice President
General Counsel

YOUSEF A. VALINE
Executive Vice President
Chief Risk Officer

BOARD OF DIRECTORS

As of March 1, 2012

ROBERT B. CARTER
Executive Vice President
FedEx Information Services and
Chief Information Officer, FedEx Corp.

JOHN C. COMPTON
Chief Executive Officer
PepsiCo Americas Foods
PepsiCo, Inc.

MARK A. EMKES
Commissioner
Department of Finance and Administration
State of Tennessee

VICKY B. GREGG
Chief Executive Officer
BlueCross BlueShield of Tennessee

JAMES A. HASLAM III
Chief Executive Officer
Pilot Flying J

D. BRYAN JORDAN
Chairman of the Board,
President and Chief Executive Officer
First Horizon National Corp.

R. BRAD MARTIN
Chairman
RBM Venture Co.

SCOTT M. NISWONGER
Chairman and Founder
Landair Transport, Inc.

VICKI R. PALMER
President
The Palmer Group LLC

COLIN V. REED
Chairman of the Board
and Chief Executive Officer
Gaylord Entertainment Co.

MICHAEL D. ROSE
Retired Chairman of the Board
First Horizon National Corp.

WILLIAM B. SANSOM
Chairman of the Board
and Chief Executive Officer
The H.T. Hackney Co.

LUKE YANCY III
President and Chief Executive Officer
Mid-South Minority Business Council Continuum

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HOW TO REACH US

Headquarters
165 Madison Avenue
Memphis, TN 38103
(800) 489-4040
www.FHNC.com

Career opportunities
(800) 489-4040, dial 1, then ext. 5308
www.FHNCareers.com

Community relations
(866) 365-4313
E-mail: **JAGuy@FirstHorizon.com**

First Tennessee Bank
(800) 382-5465
www.ftb.com

FTN Financial
(800) 456-5460
www.FTNFinancial.com

Investor relations
(800) 410-4577
E-mail: **InvestorRelations@FirstHorizon.com**

Media relations
(866) 365-4313
E-mail: **JHBradley@FirstHorizon.com**

Shareholder relations transfer agent: Wells Fargo
(877) 536-3558
www.wellsfargo.com/com/shareowner_services

Ticker symbol
NYSE: FHN

FIRST HORIZON NATIONAL CORPORATION